Exhibit 99.1

A copy of this preliminary non-offering prospectus has been filed with the securities regulatory authority in the province of Alberta, but has not yet become final. Information contained in this preliminary non-offering prospectus may not be complete and may have to be amended.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus does not constitute a public offering of securities.

PRELIMINARY PROSPECTUS

Non-Offering Prospectus	December 28, 2023

GREENFIRE RESOURCES LTD.

No securities are being offered or sold pursuant to this prospectus.

This prospectus is being filed with the securities regulatory authority in the province of Alberta, to enable Greenfire Resources Ltd. (“GRL”), a corporation incorporated under the laws of the Province of Alberta, to become a reporting issuer under the Securities Act (Alberta), notwithstanding that no sale of securities is contemplated herein. For the purposes of this prospectus, unless the context requires otherwise, “Greenfire”, the “Company”, “we” or “us” shall refer to: (i) prior to completion of the Business Combination (as defined herein), Greenfire Resources Inc. (“GRI”) and/or its subsidiaries, on a consolidated basis, as the context requires; and (ii) following completion of the Business Combination, GRL and/or its subsidiaries, on a consolidated basis, as the context requires. Since no securities are being sold pursuant to this prospectus, no proceeds will be raised. Expenses in connection with the preparation and filing of this prospectus will be borne by the Company from its working capital.

Greenfire is an Alberta based intermediate-sized oil sands producer focused on responsible energy development in the Athabasca region of Alberta, Canada. The Company is actively developing its existing producing assets using Steam- Assisted Gravity Drainage (“SAGD”), an enhanced oil recovery extraction method, to responsibly increase the economic recovery of oil. The Company’s business plan contemplates that it will pursue exploration, development and exploitation drilling, complemented with property or corporate acquisitions exhibiting synergy in lands, facilities, production and operating efficiencies.

An investment in and ownership of the common shares (the “Common Shares”) of the Company should be considered speculative due to the nature of the Company’s involvement in the exploration for, and the acquisition, development and production of bitumen from oil sands reservoirs. The Company’s business is subject to the risks normally encountered in the oil and natural gas industry. Prospective purchasers of the Company’s securities must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company.

The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “GFR”. On December 27, 2023, the last trading day on the NYSE prior to the date of this prospectus, the closing price of the Common Shares on the NYSE was US$5.17; however, there is no market currently through which the Common Shares may be sold in Canada. This may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Common Shares and the extent of issuer regulation. See “Risk Factors”.

Greenfire has applied for listing of the Common Shares on the Toronto Stock Exchange (“TSX”) under the symbol “GFR”. Such listing is subject to the approval of the TSX in accordance with the TSX’s initial listing requirements, and the TSX has not conditionally approved Greenfire’s listing application, and there is no assurance the TSX will approve Greenfire’s listing application. Listing on the TSX will be conditional upon Greenfire fulfilling all of the listing requirements and conditions of the TSX. See “Advisories – Forward-Looking Statements” and “Risk Factors”.

The head office of Greenfire is located at Suite 1900, 250 – 5th Avenue SW, Calgary, Alberta T2P 2V7 and its registered office is located at Suite 2400, 525 – 8th Avenue SW, Calgary, Alberta T2P 1G1.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus. No person is authorized by the Company to provide any information or to make any representations other than those contained in this prospectus.

Messrs. Klesch, McIntyre, Siva and Perkal, directors of the Company, reside outside of Canada. They have each appointed Greenfire Resources Ltd., Suite 1900 250-5 Avenue SW, Calgary, Alberta T2P 2V7, as their agent for service of process. Securityholders are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
GLOSSARY	7
ADVISORIES	13
PRESENTATION OF FINANCIAL INFORMATION	18
THE COMPANY	19
GENERAL DEVELOPMENT OF THE BUSINESS OF GREENFIRE	21
BUSINESS OF THE COMPANY	26
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	36
MANAGEMENT’S DISCUSSION AND ANALYSIS	48
DESCRIPTION OF SHARE CAPITAL	75
DIVIDEND POLICY	77
PRINCIPAL SHAREHOLDERS	78
CONSOLIDATED CAPITALIZATION	79
OPTIONS TO PURCHASE SECURITIES	79
PRIOR SALES	80
MARKET PRICE AND TRADING VOLUME	81
ESCROWED SECURITIES	81
DIRECTORS AND EXECUTIVE OFFICERS	82
STATEMENT OF EXECUTIVE COMPENSATION	89
DIRECTOR COMPENSATION	102
INDEBTEDNESS OF DIRECTORS AND OFFICERS	102
AUDIT AND RESERVES COMMITTEE INFORMATION	103
CORPORATE GOVERNANCE DISCLOSURE	105
AUDITORS, TRANSFER AGENTS AND REGISTRARS	110
INDUSTRY CONDITIONS	110
RISK FACTORS	123
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	156
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	156
MATERIAL CONTRACTS	156
INTEREST OF EXPERTS	157

SCHEDULE “A” FINANCIAL STATEMENTS	A-1
SCHEDULE “B” MANAGEMENT’S DISCUSSION AND ANALYSIS FOR GRL FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023	B-1
SCHEDULE “C” FORM 51-101F2	C-1
SCHEDULE “D” FORM 51-101F3	D-1
SCHEDULE “E” AUDIT AND RESERVES COMMITTEE CHARTER.	E-1
SCHEDULE “F” MANDATE OF THE BOARD OF DIRECTORS	F-1
SCHEDULE “G” MANDATE OF THE ESG AND COMPENSATION COMMITTEE	G-1
SCHEDULE “H” MANAGEMENT’S DISCUSSION AND ANALYSIS OF MBSC FOR THE THREE AND SIX MONTHS PERIOD ENDED JUNE 30, 2023	H-1
SCHEDULE “I” MANAGEMENT’S DISCUSSION AND ANALYSIS OF MBSC FOR THE YEAR ENDED DECEMBER 31, 2022	I-1

CERTIFICATE OF THE COMPANY	J-1

i

PROSPECTUS SUMMARY

The following is a summary of this prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Certain capitalized terms used, but not defined, in this summary are defined in the “Glossary” or “Statement of Reserves Data and Other Oil and Gas Information - Glossary of Oil and Gas Terms”, as applicable. All dollar amounts in this prospectus are in Canadian currency, except as otherwise indicated.

Description of the Company

Greenfire is an Alberta based intermediate-sized oil sands producer focused on responsible energy development in the Athabasca region of Alberta, Canada. The Company is actively developing its existing producing assets using SAGD, an enhanced oil recovery extraction method, to responsibly increase the economic recovery of oil.

GRL was incorporated under the provisions of the ABCA on December 9, 2022. On December 14, 2022, GRL, MBSC, DE Merger Sub, Canadian Merger Sub and GRI entered into the Business Combination Agreement, pursuant to which the parties thereto agreed to complete the Business Combination. Pursuant to the Business Combination, which closed on September 20, 2023, a number of transactions were completed including, among other things: (i) Canadian Merger Sub amalgamated with and into GRI pursuant to the Plan of Arrangement, with GRI surviving the Amalgamation, and GRI became a direct, wholly-owned subsidiary of GRL; and (ii) DE Merger Sub merged with and into MBSC pursuant to the Merger, with MBSC continuing as the surviving corporation following the Merger, as a result of which MBSC became a direct, wholly-owned subsidiary of GRL. Following completion of the Business Combination, GRL continued to carry on the business of GRI.

Following completion of the Business Combination, on September 21, 2023, the Common Shares commenced trading on the NYSE under the symbol “GFR”, and Greenfire has also applied to list the Common Shares on the TSX under the symbol “GFR”.

The head office of Greenfire is located at Suite 1900, 250 - 5 Avenue SW, Calgary, Alberta T2P 2V7 and its registered office is located at Suite 2400, 525 – 8 Avenue SW, Calgary, Alberta T2P 1G1. See “The Company”.

Directors and Officers	Name	Positions Held
	Robert Logan	President, Chief Executive Officer and a Director
	Jonathan Klesch	Director
	Julian McIntyre	Director
	Venkat Siva	Director
	Matthew Perkal	Director
	William Derek Aylesworth	Director
	Tony Kraljic	Chief Financial Officer
	Albert Ma	Senior Vice President, Facilities and Engineering
	Kevin Millar	Senior Vice President, Operations and Steam Chief
	Crystal Park	Senior Vice President, Corporate Development

See “Directors and Executive Officers”.

Principal Properties	Hangingstone Expansion Asset

The Company owns a 75% working interest in the Expansion Asset. The Expansion Asset is located in the southern Athabasca region of Northeastern Alberta, approximately 30 miles southwest of Fort McMurray. JACOS commenced Phase I construction of the Expansion Asset in 2013, investing approximately $1.5 billion of capital to create robust infrastructure to support growth. The Expansion Asset’s first steam occurred in April 2017 and first production occurred in July 2017. Management estimates that the Expansion Asset has a debottlenecked capacity of 35,000 bbls/d of bitumen production. Since the commencement of production in 2017, 32 well pairs have been developed at the Expansion Asset. The Expansion Asset is pipeline connected for diluted bitumen and diluent, and as a result, all production from the Expansion Asset is transported by pipeline following the blending of bitumen with diluent to meet pipeline specifications.

In 2022, the annual average gross production from the Expansion Asset was 22,402 bbls/d (approximately 16,802 bbls/d net to our working interest) of bitumen and for the nine months ended September 30, 2023 the average gross production from the Expansion Asset was 18,327 bbls/d (approximately 13,745 bbls/d net to our working interest) of bitumen. The Company has an interest in 17,730 gross hectares (13,298 net hectares) of land at the Expansion Asset.

Hangingstone Demo Asset

The Company owns a 100% working interest in the Demo Asset, which is approximately three miles from the Expansion Asset. Management estimates that the Demo Asset has a debottlenecked capacity of 7,500 bbls/d of bitumen production. The Demo Asset was originally commissioned in 1999 by JACOS as a demonstration asset to prove the economic viability of enhanced thermal oil recovery.

As of December 31, 2022, approximately 39 million barrels of bitumen had been produced at the Demo Asset and the facility has a long history of production.

Bitumen production from the Demo Asset is unique relative to other thermal oil assets in western Canada as it is produced without the use of added diluent or synthetic oils. This attribute results in relatively lower operating expenses when compared to other oil sands assets of similar scale and provides more options in terms of marketing and selling the product. Access to a diluent- free heavy crude oil barrel is also valued by refiners in the United States, which facilitates additional sales points for the Demo Asset’s production, including transportation by rail to the United States to access WTI indexed pricing, when it is economically viable to do so. Following the JACOS Acquisition, Greenfire constructed a truck offloading facility at the Expansion Asset to accept trucked production volumes from the Demo Asset. Prior to the construction of the truck offloading facility, production from the Demo Asset was required to be trucked over 600 miles round trip to a pipeline salespoint, and following completion of the construction of the truck offloading facility the round trip trucking distance has been reduced to approximately six miles. Aside from enhancing profitability by reducing transportation costs, the reduction of distance trucked reduces emissions associated with the transportation of its production.

In 2022, the gross and net annual average bitumen production from the Demo Asset was 3,701 bbls/d and for the nine months ended September 30, 2023, the gross and net average bitumen production from the Demo Asset was 3,997 bbls/d. The Company has an interest in 974 hectares of land at the Demo Asset.

See “General Development of the Business of Greenfire” and “Business of the Company – Principal Properties”.

SUMMARY OF OIL AND GAS RESERVES

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

Summary Reserves Information	The following is a summary of the Company’s bitumen reserves as at December 31, 2022, based on forecast price and cost assumptions, as evaluated by McDaniel in the Greenfire Reserves Report and as prepared in accordance with NI 51-101 and the COGE Handbook.

	Bitumen
Reserve Category	Gross(1) (Mbbl)	Net(2) (Mbbl)
PROVED
Developed Producing	35,360	31,770
Developed Non-Producing	-	-
Undeveloped	148,007	124,894
TOTAL PROVED	183,367	156,665
PROBABLE	56,059	40,264
TOTAL PROVED PLUS PROBABLE	239,426	196,929

Notes:

(1)	Gross reserves are working interest reserves before royalty deductions.
(2)	Net reserves are working interest reserves after royalty deductions plus royalty interest reserves.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED
Developed Producing	823	777	710	647	593	823	777	710	647	593
Developed Non- Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	3,621	1,847	1,034	628	403	2,768	1,475	852	531	347
TOTAL PROVED	4,444	2,624	1,744	1,275	996	3,591	2,252	1,563	1,178	939
PROBABLE	1,910	745	411	287	227	1,364	559	327	240	196
TOTAL PROVED PLUS PROBABLE	6,355	3,369	2,155	1,562	1,223	4,955	2,811	1,890	1,418	1,136

See “Statement of Reserves Data and Other Oil and Gas Information”.

Summary Financial Information

The following table contains selected summary financial information for Greenfire for the periods indicated. This information has been derived from the unaudited condensed interim consolidated financial statements of GRL as at and for the three and nine months ended September 30, 2023, and the audited annual consolidated financial statements of GRI for the years ended December 31, 2022 and 2021, and the period from incorporation on November 2, 2020 to December 31, 2020. Such financial statements and certain other financial statements of GRI, JACOS and MBSC are included in this prospectus, all of which have been prepared in accordance with IFRS, other than the financial statements for MBSC which have been prepared in accordance with U.S. GAAP. All annual financial statements in this prospectus have been audited. This information should be read together with GRL’s, GRI’s, JACOS’ and MBSC’s financial statements and related notes, the section titled “Management’s Discussion and Analysis”, the Interim MD&A attached hereto as Schedule “B”, the MBSC MD&As attached hereto as Schedules “H” and “I” and other financial information included in this prospectus.

	As at and for the nine month period ended September 30, 2023 ($000 except per share numbers)	As at and for the year ended December 31, 2022(1) ($000 except per share numbers)
Oil sales	514,240	998,849
Net (loss) income and comprehensive (loss) income	(131,014)	131,698
Per share – basic	(2.64)	2.69	(2)
Per share – diluted	(2.64)	1.88	(2)
Weighted average shares outstanding	49,634,415 (2)	48,911,674	(2)
Shares outstanding	68,642,515	48,911,674	(2)
Adjusted working capital(3)	108,388	76,860
Total assets	1,198,899	1,174,258
Total liabilities	499,232	336,487
Shareholders’ equity	699,657	837,771

Notes:

(1)	The financial information presented as at and for the year ended December 31, 2022, other than the per share numbers, weighted average shares outstanding, shares outstanding and adjusted working capital, are from the audited financial statements of GRI for the year ended December 31, 2022.

(2)	The per share calculations, weighted average shares outstanding and shares outstanding have been adjusted to give effect for the exchange ratio of 5.464 Common Shares received pursuant to the Plan of Arrangement for every one GRI Common Share.

(3)	Adjusted working capital is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Management’s Discussion and Analysis — Non-GAAP Measures and Other Performance Measures” section in this prospectus for further information. Adjusted working capital is comprised of current assets less current liabilities and excludes the current portion of long-term debt and current portion of risk management contracts. Adjusted working capital is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts.

Risk Factors	An investment in the Common Shares involves a number of risks that should be considered, including:

●	The prices of crude oil, diluted bitumen, non-diluted bitumen and the differentials among various crude oil prices, natural gas and power are volatile, outside of Greenfire’s control and affect its revenues, profitability, cash flows and future rate of growth.

●	Greenfire’s SAGD operations are subject to numerous risks, including reservoir performance, operating cost increases and various other factors, that could adversely affect Greenfire’s operating results.

●	Greenfire markets all of its bitumen production and receives all of its revenue from its Petroleum Marketer and as a result if the Petroleum Marketer faced financial difficulty or has other issues marketing Greenfire’s bitumen production, it could have a serious impact on Greenfire’s operations and financial position.

●	If Greenfire’s capital expenditures relating to debottlenecking its production from the Demo Asset and Expansion Asset do not perform as expected it could impact Greenfire’s ability to grow its production.

●	Shortages and volatility of pricing on commodity inputs or a failure to secure the services and equipment necessary for Greenfire’s operations for the expected price, on the expected timeline, or at all, may have an adverse effect on Greenfire’s financial performance and cash flows.

●	There are numerous uncertainties inherent in estimating quantities of reserves and future net revenues to be derived therefrom, including many factors beyond Greenfire’s control.

●	Global political events and political decisions made in Canada may adversely affect commodity prices which in turn affect Greenfire’s cash flow.

●	The successful operation of a portion of Greenfire’s properties is dependent on third parties.

●	Greenfire relies on groundwater licenses, which, if rescinded or the conditions of which are amended, could disrupt its business.

●	Greenfire may not be able to obtain the regulatory approvals it needs for general operating activities or compliance for decommissioning.

●	Lack of capacity and/or regulatory constraints on gathering and processing facilities, pipeline systems, trucking and railway lines may have a negative impact on Greenfire’s ability to produce and sell its bitumen.

●	Modification to current, or implementation of additional, regulations and the rise of petroleum alternatives may reduce the demand for oil and natural gas and/or increase Greenfire’s costs and/or delay planned operations.

●	Greenfire’s access to capital may be limited or restricted as a result of factors related and unrelated to it, impacting its ability to conduct future operations and acquire and develop reserves.

●	The anticipated benefits of acquisitions may not be achieved and Greenfire may dispose of non-core assets for less than their carrying value on the financial statements as a result of weak market conditions.

●	The listing of the Common Shares on the TSX is subject to the approval of the TSX in accordance with the TSX’s initial listing requirements, and the TSX has not conditionally approved Greenfire’s listing application, and there is no assurance the TSX will approve Greenfire’s listing application. Listing on the TSX will be conditional upon Greenfire fulfilling all of the listing requirements and conditions of the TSX.

●	Greenfire’s risk management activities expose it to the risk of financial loss and counter-party risk.

●	Climate change and other environmental concerns could result in increased operating costs and reduced demand for Greenfire’s products and securities, while the potential physical effects of climate change could disrupt Greenfire’s production and cause it to incur significant costs in preparing for or responding to those effects.

●	Greenfire is subject to laws, rules, regulations and policies regarding data privacy and security which are subject to change and reinterpretation, and could result in claims or increased cost of operations and breaches of Greenfire’s cyber-security and loss of, or unauthorized access to, data may adversely impact Greenfire’s operations and financial position.

●	Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect Greenfire’s business and future profitability.

●	Greenfire may identify internal control weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, which may result in material misstatements of financial statements and/or Greenfire’s inability to meet periodic reporting obligations.

●	A number of Common Shares are subject to contractual restrictions on transfer either pursuant to the Lock-Up Agreement or because such Common Shares have been pledged as security by certain GRL Shareholders. This may affect the pricing of the Common Shares in the secondary market, the transparency and availability of trading prices and the liquidity of the Common Shares.

●	A significant portion of the Common Shares are currently restricted from resale pursuant to the Lock-Up Agreement but, following expiry of the Lock-Up Agreement, may be sold into the market shortly. This could cause the market price of Common Shares to drop significantly, even if Greenfire’s business is performing well.

See the other factors outlined under “Risk Factors”.

GLOSSARY

In this prospectus, unless otherwise indicated or the context otherwise requires, the following terms shall have the meaning set forth below:

“2025 Indenture” are to the Indenture, dated as of August 12, 2021, by and among GRI (formerly GAC HoldCo Inc.), the guarantors party thereto from time to time, The Bank of New York Mellon, as trustee, BNY Trust Company of Canada, as Canadian co-trustee, and BNY Trust Company of Canada, as collateral agent, and any and all successors thereto, as amended, restated, supplemented or otherwise modified;

“2025 Notes” are to GRI’s 12.000% Senior Secured Notes due 2025 issued pursuant to the 2025 Indenture;

“ABCA” are to the Business Corporations Act (Alberta);

“Affiliate” are to, with respect to any person, any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person;

“Amalgamation” are to the amalgamation of GRI and Canadian Merger Sub;

“Arrangement” are to the arrangement under section 193 of the ABCA on the terms and subject to the conditions set forth in the Plan of Arrangement in connection with the Business Combination;

“Audit and Reserves Committee” are to the Audit and Reserves Committee of the GRL Board;

“BIA” are to the Bankruptcy and Insolvency Act (Canada);

“bitumen” are to a naturally occurring solid or semi-solid Hydrocarbon (a) consisting mainly of heavier Hydrocarbons, with a viscosity greater than 10,000 millipascal-seconds (mPa·s) or 10,000 centipoise (cP) measured at the Hydrocarbon’s original temperature in the reservoir and at atmospheric pressure on a gas-free basis, and (b) that is not primarily recoverable at economic rates through a well without the implementation of enhanced recovery methods;

“Brigade” are to Brigade Capital Management, LP, a Delaware limited partnership;

“Business Combination” are to the transactions contemplated by the Business Combination Agreement, including the Plan of Arrangement;

“Business Combination Agreement” are to that certain Business Combination Agreement, dated December 14, 2022, as amended on April 21, 2023, June 15, 2023, and September 5, 2023, by and between MBSC, GRI, GRL, DE Merger Sub and Canadian Merger Sub;

“Canadian Merger Sub” are to prior to the Closing, 2476276 Alberta ULC, an Alberta unlimited liability corporation which, prior to the Amalgamation, was a direct, wholly-owned subsidiary of GRL;

“Cash Consideration” are to US$75,000,000, the cash consideration paid to the holders of GRI securities in the Business Combination;

“Closing” are to the closing of the Business Combination;

“Closing Date” are to September 20, 2023;

“Common Shares” are to the common shares in the capital of GRL;

“Company” or “Greenfire” are to (i) prior to the Closing, GRI and/or its subsidiaries on a consolidated basis, as the context requires, and (ii) following Closing, GRL and/or its subsidiaries on a consolidated basis, as the context requires;

“Corporate Governance Guidelines” are to National Policy 58-201 — Corporate Governance Guidelines;

“Court” are to the Alberta Court of King’s Bench;

“Crown” are to His Majesty the King in right of Canada or His Majesty the King in right of the Province of Alberta, as the context may require;

“CSA” are to the Canadian Securities Administrators;

“DE Merger Sub” are to, prior to the Closing, DE Greenfire Merger Sub Inc., a Delaware corporation which, prior to the Merger, was a direct, wholly-owned subsidiary of GRL;

“Demo Asset” are to the Hangingstone Demonstration Facility, a SAGD thermal oil sands production facility in the Athabasca region of Alberta;

“Demo GP” are to Hangingstone Demo (GP) Inc;

“Demo LP” are to Hangingstone Demo Limited Partnership;

“diluent” are to lighter viscosity petroleum products that are used to dilute bitumen for transportation in pipelines;

“ESG” are to environmental, social and governance;

“ESG and Compensation Committee” are to the ESG and Compensation Committee of the GRL Board, when and if established by the GRL Board;

“Exchange” are, for the purposes of the GRL Incentive Plan, the NYSE and/or the TSX, if the Common Shares are listed on such stock exchanges, and where the context permits such other stock exchanges on which the Common Shares are or may be listed, from time to time;

"Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

“Expansion Asset” are to the Hangingstone Expansion Facility, a SAGD thermal oil sands production facility in the Athabasca region of Alberta;

“Expansion GP” are to Hangingstone Expansion (GP) Inc;

“Expansion LP” are to Hangingstone Expansion Limited Partnership;

“Form 51-102F6” are to Form 51-102F6 – Statement of Executive Compensation as prescribed by National Instrument 51-102 – Continuous Disclosure Obligations;

“GAC” are to Greenfire Acquisition Corporation;

“GAC HoldCo” are to GAC HoldCo Inc;

“GHOPCO” are to Greenfire Hangingstone Operating Corporation;

“GRI” are to Greenfire Resources Inc.;

“GRI Bond Warrant Agreement” are to that certain Warrant Agreement dated as of August 12, 2021 between GAC Holdco Inc. (n/k/a Greenfire Resources Inc.), as issuer and The Bank of New York Mellon, as warrant agent providing for the issuance of GRI Bond Warrants;

“GRI Bond Warrants” are to, as of any determination time, each warrant to purchase GRI Common Shares that were outstanding, unexercised and issued pursuant to the GRI Bond Warrant Agreement;

“GRI Common Shares” are to the common shares in the authorized share capital of GRI;

“GRI Equity Plan” are to the Greenfire Resources Inc. Performance Warrant Plan, dated February 2, 2022, as amended from time to time, and the Greenfire Employee Trust established by trust agreement between GRI and Greenfire Resources Employment Corporation dated March 7, 2022, as amended from time to time;

“GRI Performance Warrant” are to, as of any determination time, each warrant to purchase GRI Common Shares issued pursuant to the GRI Equity Plan that were outstanding and unexercised;

“GRL Articles” are to the articles of incorporation, articles of amendment and articles of arrangement of GRL, as may be amended and/or restated from time to time;

“GRL Awards” are to, collectively, the GRL Options, the GRL Share Units and the GRL DSUs granted pursuant to the terms of the GRL Incentive Plan;

“GRL Board” are to the board of directors of GRL, as constituted from time to time;

“GRL Bylaws” are to the bylaws of GRL, as may be amended and/or restated from time to time;

“GRL Convertible Notes” are to the convertible notes of GRL that were subscribed for pursuant to the Subscription Agreements;

“GRL Debt Financing” are to the subscription by certain investors for US$50,000,000 aggregate principal amount of GRL Convertible Notes of GRL pursuant to the Subscription Agreements entered into concurrently with the execution of the Business Combination Agreement;

“GRL DSUs” are to deferred share units granted pursuant to the terms of the GRL Incentive Plan;

“GRL Incentive Plan” are to the omnibus share incentive plan of GRL providing for the grant of the GRL Awards for certain qualified directors, executive officers, employees or consultants of GRL;

“GRL Options” are to options to purchase the Common Shares granted pursuant to the terms of the GRL Incentive Plan;

“GRL Performance Warrant Plan” are to the amended and restated performance warrant plan of the Company, which amends and restates the GRI Equity Plan;

“GRL Performance Warrants” are to warrants to purchase Common Shares with each such performance warrant entitling the holder to purchase one Common Share, subject to the terms and conditions of the GRL Performance Warrant Plan;

“GRL Preferred Shares” are to preferred shares in the authorized share capital of GRL;

“GRL Shareholders” are to the holders of the Common Shares;

“GRL Share Units” are to rights awarded to participants to receive payments, which may be designated as “performance share units” or “restricted share units”, in cash or Common Shares pursuant to the terms of the GRL Incentive Plan;

“GRL Warrants” are to warrants to purchase Common Shares issued to MBSC Sponsor and former securityholders of GRI at Closing with each such warrant entitling the holder to purchase one Common Share at an exercise price of US$11.50 per Common Share, subject to the terms and conditions of the Warrant Agreements;

“Hangingstone Facilities” are to, collectively, the Demo Asset and the Expansion Asset;

“HEAC” are to HE Acquisition Corporation;

“Hydrocarbons” are to crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases) or any combination thereof, produced or associated therewith;

“IFRS” are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

“in situ” are to “in place” and, when referring to oil sands, means a process for recovering bitumen from oil sands by means other than surface mining, such as SAGD.

“Interim MD&A” are to management’s discussion and analysis of the Company for the three and nine month periods ended September 20, 2023 attached to this prospectus as Schedule “B”;

“Investor Rights Agreement” are to the investor rights agreement entered into at the Closing by and among GRL, the MBSC Sponsor, the other former holders of the MBSC Class B Common Shares, the PIPE Investors and certain other GRL Shareholders;

“JACOS“ are to Japan Canada Oil Sands Limited;

“JACOS Acquisition” are to the acquisition of all of the issued and outstanding shares in the capital of JACOS from Canada Oil Sands Co., Limited., for a purchase price of approximately $347 million on September 17, 2021 by Greenfire through its subsidiary predecessor entities;

“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

“Letter of Credit Facility” are to one or more letter of credit facilities with Trafigura Canada General Partnership or any of its Affiliates or with banks (or other institutional lenders that provide revolving or non-revolving letter of credit facilities in the ordinary course of business) providing for revolving or non-revolving credit loans or other arrangements for the purposes of issuing letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced in whole or in part from time to time;

“Lock-Up Agreement” are to the lock-up agreement by and among GRL, the MBSC Sponsor, and certain GRL Shareholders entered into at the Closing;

“Market Value of a Share” are, with respect to any particular date as of which the Market Value of a Share is required to be determined for the purposes of the GRL Incentive Plan, (i) if the Common Shares are then listed on the Exchange (if at such time the Common Shares are listed on more than one Exchange, for the purpose of this definition Exchange shall refer to the Exchange on which a majority of trading in the Common Shares occurs), means the volume weighted average trading price of the Common Shares on the Exchange for the five (5) trading days immediately preceding such particular date and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period; (ii) if the Common Shares are not then listed on the Exchange, the closing price of the Common Shares on any other stock exchange on which the Common Shares are then listed (and, if more than one, then using the exchange on which a majority of trading in the Common Shares occurs) on the last trading day prior to the such particular date; or (iii) if the Common Shares are not then listed on any stock exchange, the fair market value as is determined solely by the GRL Board, acting reasonably and in good faith, and such determination shall be conclusive and binding on all persons;

“MBSC” are to M3-Brigade Acquisition III Corp., a Delaware corporation;

“MBSC Articles” are to the amended and restated certificate of incorporation of MBSC, adopted on October 21, 2021, as may be amended and/or restated from time to time;

“MBSC Class A Common Shares” are to MBSC’s Class A common shares, par value $0.0001 per share;

“MBSC Class B Common Shares” are to MBSC’s Class B common shares, par value $0.0001 per share;

“MBSC Extension Amount” are to, as of any measurement time, the aggregate amount deposited by the MBSC Sponsor, or its affiliates or designees to the Trust Account to extend the period of time MBSC shall have to consummate an Initial Business Combination (as defined in the MBSC Articles) pursuant to Section 9.1(c) of the MBSC Articles;

“MBSC IPO” are to MBSC’s initial public offering of units of MBSC (each consisting of one MBSC Class A Common Share and one-third of one MBSC Public Warrant), which closed on October 26, 2021;

“MBSC MD&As” are to management’s discussions and analyses for MBSC for the three and six month periods ending June 30, 2023 and for the year ended December 31, 2022, attached to this prospectus as Schedule “H” and Schedule “I”, respectively;

“MBSC Public Warrants” are to the former warrants of MBSC which were held by any persons other than the MBSC Sponsor and Cantor Fitzgerald & Co.;

“MBSC Sponsor” are to M3-Brigade Sponsor III LP, a Delaware limited partnership;

“MBSC Working Capital” are to the unrestricted cash on the balance sheet of MBSC at Closing;

“McDaniel” are to McDaniel & Associates Consultants Ltd.;

“Merger” are to the merger of DE Merger Sub with and into MBSC pursuant to the Business Combination Agreement;

“Merger Effective Time” are to the effective time of the Merger;

“New Note Indenture” are to the Indenture, dated as of September 20, 2023, by and among the Company, the guarantors party thereto from time to time, The Bank of New York Mellon, as trustee, BNY Trust Company of Canada, as Canadian co-trustee, and Computershare Trust Company of Canada, as collateral agent, and any and all successors thereto, as amended, restated, supplemented or otherwise modified;

“New Notes” are to the Company’s 12.000% Senior Secured Notes due 2028 which were issued by the Company on the Closing Date pursuant to the New Note Indenture concurrently with closing of the Business Combination;

“NI 51-101” are to the National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

“NI 52-110” are to National Instrument 52-110 — Audit Committees;

“NI 58-101” are to National Instrument 58-101 — Disclosure of Corporate Governance Practices;

“NOI Proceedings” are to the proceedings commenced on October 8, 2020, by each of GHOPCO and its parent company, Greenfire Oil and Gas Ltd., filing a Notice of Intention to Make A Proposal pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada);

“NOI Transaction” are to the asset purchase agreement between GHOPCO and GAC entered into around December 1, 2020, pursuant to which GAC agreed to acquire the Demo Asset from GHOPCO;

“NYSE” are to the New York Stock Exchange;

“PCAOB” are to the Public Company Accounting Oversight Board (United States);

“Petroleum Marketer” are to Trafigura Canada General Partnership and Trafigura Canada Limited, collectively;

“PIPE Financing” are to the subscription by certain investors for an aggregate of 4,950,496 MBSC Class A Common Shares for an aggregate purchase price of $50,000,000 pursuant to the Subscription Agreements entered into concurrently with the execution of the Business Combination Agreement;

“PIPE Investors” are to the investors who subscribed for MBSC Class A Common Shares pursuant to the PIPE Financing and the GRL Convertible Notes pursuant to the GRL Debt Financing;

“Plan of Arrangement” are to the plan of arrangement made in accordance with the Business Combination Agreement;

“Refill” are to the meaning given to such term under “Business of the Company - Undeveloped Properties and Land Acreage - Well Information”.

“Registrar” are to the Registrar of Corporations for the Province of Alberta or the Deputy Registrar of Corporations appointed under subsection 263(1) of the ABCA;

“Resale Registration Statement” are to the registration statement registering the resale of certain securities held by or issuable to certain GRL Shareholders (including MBSC Sponsor and the PIPE Investors);

“SAGD” are to steam-assisted gravity drainage, an in-situ thermal oil production extraction technique;

“Sarbanes-Oxley Act” are to the U.S. Sarbanes-Oxley Act of 2002;

“SEC” are to the U.S. Securities and Exchange Commission;

“Securities Act” are to the U.S. Securities Act of 1933, as amended;

"Senior Credit Agreement” are to a credit agreement, dated as of September 20, 2023, with Bank of Montreal, as agent, and a syndicate of certain other financial institutions as lenders to provide for senior secured extendible revolving credit facilities;

"ServiceCo" are to 2373525 Alberta Ltd.;

"SubCo” are to 2373436 Alberta Ltd;

"Subscription Agreements” are to those certain subscription agreements dated December 14, 2022, as amended, entered into among MBSC, GRL and the PIPE Investors with respect to the PIPE Financing and the GRL Debt Financing;

“Trust Account” are to the trust account that held proceeds from the MBSC IPO and the concurrent private placement of MBSC warrants, established by MBSC for the benefit of the public stockholders of MBSC maintained at J.P. Morgan Chase Bank, N.A;

“TSX” are to the Toronto Stock Exchange;

“U.S. GAAP” are to generally accepted accounting principles in the United States; and

“Warrant Agreements” are to the Warrant Agreement and Amended and Restated Warrant Agreement, each dated as of September 20, 2023, by and between GRL, Computershare Inc. and Computershare Trust Company, N.A., governing the GRL Warrants.

ADVISORIES

General Matters

You should read this entire prospectus and consult your own professional advisors to assess the income tax, legal, risk factors and other aspects of your investment in Common Shares. You should rely only on the information contained in this prospectus and should not rely on parts of the information contained in this prospectus to the exclusion of others. The Company has not authorized anyone to provide you with additional or different information than is contained herein. If anyone provides you with additional, different or inconsistent information, including statements in the media about the Company, you should not rely on it.

The Company is not offering to sell Common Shares under this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus or as of the date stated, regardless of the time of delivery of this prospectus. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

PROSPECTIVE INVESTORS ARE URGED TO READ THE INFORMATION UNDER THE HEADINGS “RISK FACTORS”, “ADVISORIES – FORWARD-LOOKING STATEMENTS” AND “PRESENTATION OF FINANCIAL INFORMATION”.

Except in respect of certain non-GAAP financial measures included in this prospectus, the financial statements and other financial information of Greenfire included in this prospectus have been prepared in Canadian dollars and in conformance with IFRS. The financial statements and information of MBSC included in this prospectus has been prepared in U.S. dollars and in conformance with U.S. GAAP. Unless otherwise indicated, references in this prospectus to “dollars” and “$” are to Canadian dollars.

Abbreviations

In this prospectus, the abbreviations set forth below have the following meanings:

Oil and Natural Gas Liquids		Natural Gas
bbl(s)	barrel(s)	Mcf	thousand cubic feet
Mbbl(s)	thousand barrel(s)	MMcf	million cubic feet
MMbbls	million barrels	bcf	billion cubic feet
NGLs	natural gas liquids	Mcf/d	thousand cubic feet per day
stb	stock tank barrels of oil	MMcf/d	million cubic feet per day
Mstb	thousand stock tank barrels of oil	m3	cubic metres
bbls/d	barrels of oil or natural gas liquids per day	MMbtu	million British Thermal Units
		GJ	Gigajoule

Other
BOE or boe	means barrel of oil equivalent, using the conversion factor of 6 Mcf: 1 bbl
Mboe	means thousand barrels of oil equivalent
MMboe	means million barrels of oil equivalent
boe/d	means barrels of oil equivalent per day
Mcfe	means thousand of cubic feet of natural gas equivalent
WTI	means West Texas Intermediate
psi	means pounds per square inch
WCS	means Western Canadian Select
WDB	means Western Canada Dilbit Blend

Disclosure provided herein in respect of BOEs and Mcfes may be misleading, particularly if used in isolation. A BOE and Mcfe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMbtu	0.950

In all cases where percentage figures are provided, such percentages have generally been rounded to the nearest whole number.

Currency and Exchange Rates

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars (“US$”), in effect at the end of each of the periods indicated; and (ii) the average exchange rates during each such period, in each case based on those rates published on the Bank of Canada’s website. On December 27, 2023, the Bank of Canada daily average exchange rate was US$ equals $1.3205.

	Nine months Ended September 30,	Year Ended December 31,
	2023	2022	2021
	US$	US$	US$
Period Average	0.7432	0.7692	0.7980
End of Period	0.7396	0.7383	0.7888

Forward-Looking Statements

Certain statements contained in this prospectus constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “objectives”, “strategies”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon.

In particular, this prospectus contains forward-looking statements pertaining to the following:

●	the listing of the Common Shares on the TSX;

●	the performance characteristics of the Company’s assets, including estimates of debottlenecked capacity;

●	the Company’s plans and expectations as related to production, exploration, development and exploration drilling, and property or corporate acquisitions, including any synergy in lands, facilities, production and operating efficiencies therefrom;

●	projections of market prices and costs;

●	cash available for the funding of capital expenditures;

●	the Company’s ability to satisfy capital commitments with funds from operations;

●	the maintenance and expected timing thereof with respect to the Company’s facilities;

●	supply and demand for oil and natural gas;

●	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

●	drilling plans;

●	that future drilling plans, combined with surface facility optimizations, will resolute in a material increase in production and profitability at the Hangingstone Facilities;

●	that increasing water disposal capability at the Company’s assets may lead to increased production;

●	the timing for receipt of regulatory approvals;

●	expectations regarding staffing and the Company’s objectives in connection therewith;

●	compensation that is expected to be paid to the executive officers and directors of the Company in 2023 and thereafter;

●	the Company’s dividend policy;

●	tax horizons;

●	timing of development of undeveloped reserves;

●	environmental considerations and the Company’s strategy with respect to air quality, emissions, water, waste, land and biodiversity, risk management, health and safety and First Nations relations;

●	the establishment of the ESG and Compensation Committee;

●	reductions in Scope 1 and Scope 2 emissions;

●	access to adequate pipeline and rail capacity;

●	access to third-party infrastructure and plans relating to the transportation of Greenfire’s production;

●	industry conditions pertaining to the oil and gas industry;

●	treatment under governmental regulatory regimes and tax laws; and

●	capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

●	that the TSX may not approve the listing of the Common Shares;

●	exploration, development and production risks;

●	general economic, market and business conditions;

●	price, markets and marketing of oil and natural gas;

●	pricing differentials between light, medium and heavy crude oils;

●	volatility in the market price of the Common Shares;

●	the absence of an existing public market for the Common Shares;

●	failure to realize the anticipated benefits of acquisitions and dispositions;

●	project risks;

●	failure to obtain or retain key personnel;

●	reliance on third party infrastructure for transportation, processing or marketing of oil and natural gas volumes;

●	competition for, among other things, capital, the acquisition of reserves and resources, export pipeline, trucking and railing capacity and skilled personnel;

●	long term reliance on third parties;

●	the cost of new technologies;

●	risks relating to the changing demand for petroleum products;

●	the need to obtain regulatory approvals and maintain compliance with regulatory requirements;

●	environmental risks and hazards and the cost of compliance with environmental regulations, including greenhouse gas regulations;

●	royalty regimes;

●	fluctuations in foreign exchange rates and interest rates;

●	the capital requirements of the Company’s future projects;

●	additional funding requirements;

●	restrictions contained in the Senior Credit Facilities;

●	issuance of debt;

●	risks related to hedging activities;

●	the lack of available drilling equipment and limitations on access to the Company’s assets;

●	risks associated with confirming title to the Company’s assets;

●	the potential for management and reserves evaluators estimates and assumptions to be inaccurate;

●	insurance risks;

●	geopolitical risks;

●	the effect that the issuance of additional securities by the Company could have on the market price of the Common Shares;

●	risks arising from future acquisition activities;

●	the failure of the Company or the holder of certain licenses or leases to meet specific requirements of such licenses or leases;

●	risks relating to the Company’s dividend policy;

●	litigation risks;

●	claims made in respect of the Company’s operations, properties or assets, including aboriginal claims;

●	risks relating to breaches of confidentiality;

●	income tax risks;

●	seasonality;

●	third party credit risk;

●	conflicts of interest;

●	risks relating to the expansion into new activities; and

●	other factors discussed under “Risk Factors”.

Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement.

Although the forward-looking statements contained in this prospectus are based upon assumptions which Greenfire believes to be reasonable, Greenfire cannot assure readers that actual results will be consistent with these forward- looking statements. With respect to forward-looking statements contained in this prospectus, Greenfire has made assumptions regarding: stock exchange, governmental, or regulatory approvals, as required; future commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the impact of increasing competition; general conditions in economic and financial markets; availability of drilling and related equipment; the performance of future wells will match management’s expectations; heavy oil price differentials; transportation availability; effects of regulation by governmental agencies; royalty rates and future operating costs. Greenfire has included the above summary of assumptions and risks related to forward-looking information provided in this prospectus in order to provide readers with a more complete perspective on the Company’s future operations and such information may not be appropriate for other purposes. The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Greenfire will derive therefrom. These forward-looking statements are made as of the date of this prospectus and Greenfire disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

PRESENTATION OF FINANCIAL INFORMATION

Non-GAAP Measures

This prospectus contains certain “non-GAAP financial measures” and “non-GAAP financial ratios” (as such terms are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure”) which are described in further detail below and elsewhere in this prospectus. While these measures and ratios are commonly used in the oil and natural gas industry, Greenfire’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. Specifically this prospectus contains certain non-GAAP financial measures including “adjusted EBITDA”, “adjusted funds flow”, “adjusted working capital”, “net debt” and “capital expenditures” and non-GAAP financial ratios including “adjusted EBITDA ($/bbl)” and “adjusted fund flow ($/bbl)”, each of which do not have any standardized meaning prescribed by IFRS. Greenfire believes that the inclusion of these measures and ratios provides useful information to readers when evaluating the financial results of Greenfire; however they should not be considered an alternative to, or more meaningful than, change in cash and cash equivalents, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS. For more information relating to these measures, other than capital expenditures, including reconciliations to the most directly comparable IFRS measures, refer to “Management’s Discussion and Analysis - Non-GAAP Measures and Other Performance Measures” and “Non-GAAP Measures” in the Interim MD&A, which is attached to this prospectus as Schedule “B”.

The Company uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. Capital expenditures is comprised of additions to property, plant and equipment per the consolidated statements of cash flows. See the table below for the reconciliation of capital expenditures to net cash used in investing activities, the most comparable IFRS measure.

The following tables show a reconciliation of capital expenditures to net cash used in investing activities, the most comparable IFRS measure for the periods indicated:

	Nine months ended September 30,	Year ended December 31,
($ in thousands)	2023	2022	2021
Net cash used in investing activities	30,885	63,746	336,528
Cash and cash equivalents acquired	-	-	6,918
Acquisitions	-	-	(366,454)
Contributions to restricted cash	(8,466)	(26,613)	(8,140)
Net change in accounts payable related to the addition of property, plant and equipment	(8,404)	2,459	35,742
Capital Expenditures	14,015	39,592	4,594

THE COMPANY

The Company is a Calgary-based energy company focused on the sustainable production and development of upstream energy resources from the oil sands in the Athabasca region of Alberta, Canada, using in-situ thermal oil production extraction techniques such as SAGD at the: (i) Demo Asset; and (ii) the Expansion Asset. The Company has a 100% working interest in the Demo Asset and a 75% working interest in the Expansion Asset. In 2022, the average daily gross production from the Expansion Asset was 22,402 bbls (16,802 bbls/d net to Greenfire’s working interest) of bitumen and the average daily gross and net production from the Demo Asset was 3,701 bbls/d of bitumen. For the nine months ended September 30, 2023, the average daily gross production from the Expansion Asset was 18,327 bbls (13,745 bbls/d net to Greenfire’s working interest) of bitumen and the average daily gross and net production from the Demo Asset was 3,997 bbls/d of bitumen. The Hangingstone Facilities are located approximately 30 miles southwest of Fort McMurray, Alberta, Canada. The Company’s principal office is located at 1900, 205 - 5 Avenue SW, Calgary, Alberta T2P 2V7 and its registered office is located at Suite 2400, 525 – 8 Avenue SW, Calgary, Alberta T2P 1G1.

Corporate Structure

The following table provides the name, the percentage of voting securities owned by GRL and the jurisdiction of incorporation, continuance or formation of our subsidiaries and partnerships, either direct or indirect, as at the date hereof.

	Percentage of Voting Securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Greenfire Resources Inc.	100%	Corporation	Alberta
M3-Brigade Acquisition III Corp.	100%	Corporation	Delaware
Greenfire Resources Operating Corporation	100%	Corporation	Alberta
Greenfire Resources Employment Corporation	100%	Corporation	Alberta
Hangingstone Expansion (GP) Inc.	100%	Corporation	Alberta
Hangingstone Demo (GP) Inc.	100%	Corporation	Alberta
Hangingstone Expansion Limited Partnership	100%	Limited Partnership	Alberta
Hangingstone Demo Limited Partnership	100%	Limited Partnership	Alberta

Organizational Structure of the Company

The following diagram sets forth the organizational structure of Greenfire.

Our Corporate History

The corporate structure of Greenfire, as it is currently constituted, is the result of the completion of the Business Combination and a number of other transactions (collectively referred to herein as the “Reorganization Transactions”) that included: (i) the acquisition of the Demo Asset out of the insolvency proceedings of an unaffiliated corporation named GHOPCO; (ii) a series of incorporations, amalgamations and other reorganization transactions; and (iii) the acquisition JACOS (which held the Expansion Asset). The following is a brief summary of the transactions, including the Business Combination and the Reorganization Transactions, that resulted in the current corporate structure of the Company and its subsidiaries.

The Business Combination

GRL is an Alberta corporation that was incorporated on December 9, 2022 under the ABCA. Pursuant to the Business Combination, which was completed on September 20, 2023, among other things: (i) Canadian Merger Sub amalgamated with and into GRI pursuant to the Plan of Arrangement, with GRI surviving the Amalgamation, and GRI became a direct, wholly-owned subsidiary of GRL; and (ii) DE Merger Sub merged with and into MBSC pursuant to the Merger, with MBSC continuing as the surviving corporation following the Merger, as a result of which MBSC became a direct, wholly-owned subsidiary of GRL. Prior to completion of the Business Combination, GRL had not conducted any material activities other than those incidental to its formation and to the matters contemplated by the Business Combination Agreement. Since the Closing of the Business Combination, GRL has continued the business of GRI.

Reorganization Transactions

Incorporations and Formation of Limited Partnerships

GAC was incorporated under the provisions of the ABCA on November 2, 2020. GAC HoldCo was incorporated under the provisions of the ABCA on June 1, 2021. HEAC was incorporated under the provisions of the ABCA as a wholly-owned subsidiary of GAC HoldCo on July 12, 2021.

On September 9, 2021: (i) SubCo, as a wholly-owned subsidiary of GAC HoldCo; (ii) Demo GP, as a wholly-owned subsidiary of SubCo; (iii) Expansion GP, as a wholly-owned subsidiary of HEAC; and (iv) ServiceCo, as a wholly- owned subsidiary of HEAC, were incorporated under the provisions of the ABCA.

On September 9, 2021: (i) Expansion GP, as general partner, and HEAC, as limited partner, formed Expansion LP and (ii) Demo GP, as general partner, and SubCo, as limited partner, formed Demo LP.

Insolvency Proceedings

GAC acquired the Demo Asset from GHOPCO through the NOI Proceedings on April 5, 2021.

First Amalgamation

On September 16, 2021, GAC, GAC HoldCo and SubCo entered into an amalgamation agreement providing for a triangular amalgamation whereby: (i) GAC and SubCo were combined to form the original iteration of “Greenfire Resources Operating Corporation” (“GAC AmalCo”); (ii) the Demo Asset was transferred (via amalgamation) to GAC AmalCo; and (ii) the shareholders of GAC received a nominal number of common shares of GAC HoldCo.

JACOS Acquisition

On September 17, 2021, HEAC acquired all of the issued and outstanding shares of JACOS and thereby took ownership of JACOS’s primary asset, a 75% working interest in the Expansion Asset.

Asset Contributions

On September 17, 2021, JACOS contributed all of its oil and gas assets to Expansion LP and GAC AmalCo contributed all of its oil and gas assets to Demo LP.

Second and Third Amalgamations

On September 17, 2021, HEAC and JACOS were amalgamated to form a temporary amalgamated entity (“Temporary AmalCo”) and Temporary AmalCo and GAC AmalCo were amalgamated to form the final iteration of “Greenfire Resources Operating Corporation” (“GROC”).

Following the Reorganization Transactions, GAC HoldCo changed its name to “Greenfire Resources Inc.” and ServiceCo changed its name to “Greenfire Resources Employment Corporation.”

GENERAL DEVELOPMENT OF THE BUSINESS OF GREENFIRE

Prior to the incorporation of GAC on November 2, 2020, neither Greenfire nor any of its subsidiaries conducted any business or had any operations. The following is a summary description of the development of Greenfire’s business since the incorporation of GAC on November 2, 2020.

Initial Incorporation and Financing

The principals of McIntyre Partners and Griffon Partners, each private investment companies based in the United Kingdom, founded GAC on November 2, 2020 for the purpose of pursuing the acquisition of the Demo Asset pursuant to the NOI Proceedings.

Acquisition of the Demo Asset

In 2016, a wildfire in Northern Alberta caused the temporary shutdown of a number of oil sands facilities, including the Demo Asset, which was then owned and operated by JACOS. Although there was no physical damage to the facilities and equipment at the Demo Asset, JACOS elected not to restart the facility after the wildfire was contained. JACOS was also planning for and constructing the Expansion Asset at that time. The Demo Asset remained non-operational until 2018.

In 2018, GHOPCO, the unaffiliated predecessor company that owned and operated the Demo Asset prior to GAC, acquired the Demo Asset from JACOS. GHOPCO successfully restarted production in 2018 and operated the facility until May 2020, when GHOPCO shut down operations following the onset of the COVID-19 pandemic. On October 8, 2020, each of GHOPCO and its parent company, Greenfire Oil and Gas Ltd., commenced the NOI Proceedings.

In early December 2020, GHOPCO and GAC entered into an asset purchase agreement pursuant to which GAC agreed to acquire the Demo Asset from GHOPCO pursuant to the NOI Transaction. Despite its similar name, GAC was not affiliated with GHOPCO. On December 18, 2020, pursuant to an Order (the “Insolvency Court Order”) of the Court of Queen’s Bench of Alberta (as it was then called) (the “Court”) approved the NOI Transaction. On April 5, 2021, following receipt of all necessary approvals, GAC completed the acquisition of the Demo Asset pursuant to the terms of the Insolvency Court Order, free and clear of all encumbrances (except those permitted encumbrances set out in the Insolvency Court Order). The total cash consideration paid by GAC for the Demo Asset was $19.7 million. This consideration was comprised of the assumption by GAC of amounts advanced by the Petroleum Marketer to GHOPCO in the NOI Proceedings pursuant to the terms of an interim financing facility that was also approved by the Court on December 18, 2020.

Following the acquisition of the Demo Asset, GAC employed a substantial majority of the former GHOPCO operations team and certain members of the former GHOPCO management team. Following the completion of certain repairs to the Demo Asset, GAC restarted operations at the Demo Asset and worked to increase production with limited capital expenditures, primarily by facility optimization and reservoir management.

Acquisition of the Expansion Asset

On September 17, 2021, HEAC, as predecessor of GROC, acquired all of the issued and outstanding shares in the capital of JACOS for a purchase price of approximately $347 million. At the time of the JACOS Acquisition, JACOS’s primary asset was a 75% working interest and operatorship in the Expansion Asset.

Prior to the JACOS Acquisition, the Expansion Asset was producing bitumen at a rate of 16,165 bbls/d net to JACOS working interest in August 2021. As a result of Greenfire’s efforts to optimize production, in December 2022 the Expansion Asset was producing bitumen at a rate of 17,120 bbls/d net to Greenfire’s working interest. For the year 2022, bitumen production at the Expansion Asset averaged 16,802 bbls/d net to Greenfire’s working interest.

GRI Bond Financing

In August and September 2021, GRI completed an offering of 312,500 units (the “Units”) consisting of US$312,500,000 aggregate principal amount of 2025 Notes and 312,500 GRI Bond Warrants. Each Unit consisted of one US$1,000 principal amount 2025 Note and one GRI Bond Warrant. The net cash proceeds from the offering of the Units were used to: (i) pay the purchase price for the JACOS Acquisition; (ii) pay transaction fees and expenses relating to the JACOS Acquisition; and (iii) for general corporate purposes and working capital. A portion of the Units were issued to the Petroleum Marketer in exchange for cancellation of the full amount outstanding under the term loan established on closing of the acquisition of the Demo Asset.

The 2025 Notes bore interest at an annual rate of 12.0%, and had a maturity date of August 15, 2025, and were secured by a lien on all of the assets of GRI and its subsidiaries other than the Reserve Account. The GRI Bond Warrants entitled the holders thereof to acquire GRI Common Shares at a purchase price of $0.01 per GRI Common Share and had an expiry date of August 15, 2026. Under the terms of the GRI Bond Warrant Agreement, which governed the GRI Bond Warrants, the number of GRI Common Shares issuable upon exercise of the GRI Bond Warrants was subject to adjustment to provide that the GRI Bond Warrants would entitle the holders thereof to acquire GRI Common Shares representing in aggregate 25% of the issued and outstanding GRI Common Shares.

See “General Development of the Business of Greenfire – New Financing Transactions” below for further information on refinancing of the 2025 Notes and the satisfaction and discharge of the 2025 Indenture.

Business Combination

Business Combination Agreement

On December 14, 2022, MBSC, GRI, GRL, DE Merger Sub and Canadian Merger Sub, entered into the Business Combination Agreement. The Business Combination Agreement contemplated an enterprise value for Greenfire of US$950,000,000 with indebtedness of US$170,000,000, resulting in a pre-money equity value of US$780,000,000.

Subscription Agreements

In connection with the Business Combination Agreement, GRL together with MBSC entered into the Subscription Agreements with the PIPE Investors related to the PIPE Financing and GRL Debt Financing. The Subscription Agreements contemplated that each of the PIPE Financing and the GRL Debt Financing would be automatically reduced based on the amount remaining in the Trust Account after giving effect to the redemption of the MBSC Class A Common Shares, with the GRL Debt Financing being reduced first, and, if reduced in its entirety, the PIPE Financing being thereafter reduced. Thereafter, the Subscription Agreement relating to the GRL Debt Financing was amended to reduce the amount of the GRL Debt Financing, depending on the amount of the New Notes to be issued, and the issuance of the New Notes at Closing resulted in the elimination of the requirement to complete the GRL Debt Financing.

Closing of the Business Combination

On September 20, 2023, the Company consummated the previously announced Business Combination, pursuant to the Business Combination Agreement. On the Closing Date: (i) Canadian Merger Sub amalgamated with and into GRI pursuant to the Plan of Arrangement, with GRI continuing as the surviving company, and GRI also became a direct, wholly-owned subsidiary of GRL; and (ii) DE Merger Sub merged with and into MBSC pursuant to the Merger under the laws of the State of Delaware, with MBSC continuing as the surviving corporation following the Merger, as a result of which MBSC also became a direct, wholly-owned subsidiary of GRL.

On the Closing Date, pursuant to the Plan of Arrangement and prior to the Merger Effective Time, among other things, (i) the holders of GRI Common Shares received, in the aggregate, 43,690,534 Common Shares and their pro rata share of the Cash Consideration, as determined in accordance with the Plan of Arrangement, in exchange for their GRI Common Shares, (ii) the holders of GRI Performance Warrants received 3,617,016 GRL Performance Warrants, with substantially the same terms as the GRI Performance Warrants, as adjusted in accordance with the Plan of Arrangement, and their pro rata share of the Cash Consideration, as determined in accordance with the Plan of Arrangement, in exchange for their GRI Performance Warrants, and (iii) holders of GRI Bond Warrants received 15,769,183 Common Shares and a cash payment equal to their pro rata share of the Cash Consideration payable to holders of GRI Bond Warrants, each as determined in accordance with the GRI Bond Warrant Agreement and the Plan of Arrangement, in exchange for their GRI Bond Warrants. In addition, 5,000,000 GRL Warrants were issued to the pre-Plan of Arrangement holders of GRI Performance Warrants, GRI Bond Warrants, and GRI Common Shares, in each case in the numbers determined in accordance with the Plan of Arrangement.

Immediately prior the Merger Effective Time (i) the outstanding units of MBSC were each automatically separated into one MBSC Class A Common Share and one-third of one MBSC Public Warrant and (ii) MBSC redeemed all of the MBSC Public Warrants at US$0.50 per MBSC Public Warrant. On the Closing Date, at the Merger Effective Time, (i) holders of MBSC Class A Common Shares (after giving effect to the stockholder redemptions of the MBSC Class A Common Shares and the issuance of MBSC Class A Common Shares pursuant to the PIPE Financing) received, in aggregate, 4,177,091 Common Shares for their MBSC Class A Common Shares; (ii) holders of MBSC Class B Common Shares (after giving effect to certain forfeitures pursuant to the Business Combination Agreement) received, in the aggregate 4,250,000 Common Shares and a cash payment equal to the MBSC Working Capital plus the MBSC Extension Amount (at the Merger Effective Time); and (iii) private placement warrants to purchase shares of MBSC held by MBSC Sponsor (after giving effect to certain forfeitures pursuant to the Business Combination Agreement) were converted into 2,526,667 GRL Warrants.

Concurrently with the Closing, GRL and MBSC consummated the PIPE Financing pursuant to which the PIPE Investors purchased 4,177,091 MBSC Class A Common Shares for a purchase price of US$10.10 and received an equal number of Common Shares in exchange for such MBSC Class A Common Shares.

The following summarizes the ownership of the Common Shares following the Business Combination:

Shares held by:	Shares	%
Former MSBC Public Stockholders	755,707	1%
MBSC Sponsor	3,850,000	6%
HT Investments, LLC	400,000	1%
Former holders of GRI Common Shares	43,690,534	64%
Former holders of GRI Bond Warrants	15,769,183	22%
PIPE Investors	4,177,091	6%
Total Common Shares	68,642,515	100%

The following summarizes the ownership of the Common Shares following the Business Combination on a fully diluted basis:

Shares held by:	Shares	%
Former MSBC Public Stockholders	755,707	1%
MBSC Sponsor(1)	6,376,667	8%

Shares held by:	Shares	%
HT Investments, LLC	400,000	1%
Former holders of GRI Common Shares(2)	51,057,550	64%
Former holders of GRI Bond Warrants(3)	17,019,183	21%
PIPE Investors	4,177,091	5%
Total Common Shares – fully diluted basis	79,786,198	100%

Notes:

(1)	Includes 2,526,667 GRL Warrants.
(2)	Includes the 3,750,000 GRL Warrants, including 2,906,250 GRL Warrants to certain founding shareholders of GRI and 843,750 GRL Warrants to Greenfire employees issued on the Closing Date and 3,617,016 GRL Performance Warrants issued to former holders of GRI Performance Warrants on the Closing Date.
(3)	Includes the 1,250,000 GRL Warrants issued to former holders of GRI Bond Warrants on the Closing Date.

Following completion of the Business Combination, on September 21, 2023, the Common Shares commenced trading on the NYSE under the symbol “GFR”.

Lock-Up Agreement

At the Closing, GRL, the MBSC Sponsor, and certain other GRL Shareholders entered into the Lock-Up Agreement pursuant to which, among other things, each of the MBSC Sponsor and such other GRL Shareholders party thereto agreed, subject to certain customary exceptions (including for a pledge of equity securities to a financial institution or the enforcement of such pledge) , not to (i) sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any equity securities of GRL, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any equity securities of GRL, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii) until the earliest of (a) the date that is 180 days after the Closing Date, (b) the date that the last reported closing price of a Common Share equals or exceeds US$12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days on the NYSE within any 30-day trading period commencing at least 75 days after the Closing Date, and (c) the date on which GRL completes a liquidation, merger, amalgamation, arrangement, share exchange, reorganization or other similar transaction that results in all GRL Shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

Investor Rights Agreement

At the Closing, MBSC, GRL, the MBSC Sponsor, the other former holders of the MBSC Class B Common Shares, the PIPE Investors and certain other GRL Shareholders entered into the Investor Rights Agreement, pursuant to which GRL agreed that, within 30 calendar days following the Closing Date, GRL would file with the SEC (at GRL’s sole cost and expense) the Resale Registration Statement, and GRL will use its commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by the SEC as soon as reasonably practicable after the initial filing thereof. In certain circumstances, the GRL Shareholders that are party to the Investors Rights Agreement can demand GRL’s assistance with underwritten offerings and block trades. The GRL Shareholders that are party to the Investors Rights Agreement are entitled to customary piggyback registration rights. In addition, the MBSC Sponsor was granted certain board representation rights with respect to the GRL Board. Under the Investor Rights Agreement, the MBSC Sponsor has the right to designate one nominee for election as a director at meetings of GRL Shareholders for a period expiring on the later of (i) immediately prior to the third annual meeting of GRL Shareholders following the initial election (or appointment) of the MBSC Sponsor’s director to the GRL Board, and (ii) such time as the MBSC Sponsor and certain related parties beneficially own, in the aggregate, less than 3% of all outstanding Common Shares.

Warrant Agreements

At the Closing: (i) certain private placement warrants of MBSC were exchanged for GRL Warrants, with such GRL Warrants governed by the terms of the Amended and Restated Warrant Agreement dated as of September 20, 2023, among GRL, Computershare Inc. and Computershare Trust Company, N.A., and; (ii) certain former securityholders of GRI were issued GRL Warrants pursuant to the Plan of Arrangement, with such GRL Warrants governed by the terms of the Warrant Agreement dated as of September 20, 2023 among GRL, Computershare Inc. and Computershare Trust Company, N.A. Each of the GRL Warrants are subject to substantially the same terms and conditions (including exercisability terms) as were applicable to the private placement warrants of MBSC prior to the Business Combination, except to the extent such terms or conditions were rendered inoperative by the Business Combination.

Accordingly: (i) each GRL Warrant is exercisable solely for one Common Share; (ii) the per share exercise price for the Common Shares issuable upon exercise of the GRL Warrants is US$11.50, subject to adjustment, on the terms and conditions set forth in the Warrant Agreements; and (iii) each GRL Warrant shall expire five years after the date of the Closing of the Business Combination. The Company has not, and does not intend to, list the GRL Warrants on the NYSE or another securities exchange.

New Financing Transactions

Concurrently with the closing of the Business Combination on the Closing Date, the Company completed a refinancing of the 2025 Notes and the 2025 Indenture was satisfied and discharged.

New Notes

As part of that refinancing, GRL issued US$300 million aggregate principal amount of the New Notes, which are 12.000% senior secured notes due on October 1, 2028, governed by the New Note Indenture. Interest on the New Notes is paid semi-annually in arrears on April 1 and October 1 of each year, commencing on April 1, 2024. At any time on or after October 1, 2025, the Company may redeem all or part of the New Notes at the redemption prices set forth in the table below plus any accrued and unpaid interest:

Year	Percentage
On or after October 1, 2025 to October 1, 2026	106.000%
On or after October 1, 2026 to October 1, 2027	103.000%
On or after October 1, 2027	100.000%

At any time prior to October 1, 2025, the Company may redeem up to 40% of the New Notes using the proceeds of certain equity offerings. In addition, the Company may redeem some or all of the New Notes prior to October 1, 2025 at a price equal to 100% of the aggregate principal amount thereof, plus a make-whole premium and accrued and unpaid interest to the redemption date. If a change of control event occurs, the Company must make an offer to purchase the New Notes at 101% of the principal amount of the New Notes, plus accrued and unpaid interest, if any. The Company is required to periodically mandatorily redeem the New Notes at 105% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of redemption, with at least 75% of Excess Cash Flow (as defined in the New Note Indenture), provided that with respect to any six-month period following June 30, 2024, if the Company’s Consolidated Net Indebtedness (as defined in the New Note Indenture) at the end of such period is less than US$150.0 million, the Company will be required to make an Excess Cash Flow Redemption (as defined in the New Note Indenture) with 25% of such Excess Cash Flow; provided further that for any six-month period commencing from June 30, 2024, the Company will not be required to make any Excess Cash Flow Redemption for such period if less than US$100.0 million of the New Notes remain outstanding. The New Note Indenture includes covenants requiring minimum hedging and limiting capital expenditures, and includes covenants limiting the ability of the Company and its restricted subsidiaries to: incur additional indebtedness or issue certain preferred securities; pay dividends, redeem stock or make other distributions; make other restricted payments or investments; create liens on assets; transfer or sell assets; engage in mergers, amalgamations or consolidations; engage in certain transactions with affiliates; and designate our subsidiaries as unrestricted subsidiaries.

Senior Credit Facility

On the Closing Date, the Company also entered into the Senior Credit Agreement with Bank of Montreal, as agent, and a syndicate of financial institutions as lenders to provide for up to $50 million of senior secured extendible revolving credit facilities (the “Senior Credit Facility”) comprised of a $20 million operating facility and a $30 million revolving facility. The Senior Credit Facility is extendable annually, subject to lender consent, and has an availability limit based on the lenders’ assessment of the borrowing base reserves of the Company and future commodity prices, which are to be reviewed semi-annually on November 30 and May 31, commencing on May 31, 2024. The Senior Credit Facility is available on a fully revolving basis until September 20, 2024 (the “Term Out Date”), and if the Term Out Date is not extended, on a non-revolving basis for a further one-year period. The Senior Credit Facility currently has a maturity date of September 20, 2025 and has no financial covenants or scheduled amortization payments.

Advances under the Senior Credit Facility are available by way of: (a) Canadian prime rate and U.S. base rate loans with interest rates between 1.75% and 5.25% over the bank’s prime Canadian or U.S. lending rate, as applicable, (b) SOFR and CDOR loans with interest rates between 2.75% and 6.25% over the adjusted SOFR and CDOR rates, as applicable, and (c) letters of credit with issuance fees between 2.75% and 6.25%, in each case dependent upon the Company’s trailing twelve-month senior funded debt to EBITDA ratio calculated quarterly.

The Senior Credit Agreement includes a minimum hedging covenant and covenants limiting the ability of the Company and its subsidiaries to: incur additional indebtedness; provide financial assistance; pay dividends, redeem stock or make other distributions; make investments; create liens on assets; transfer or sell assets; engage in mergers, amalgamations or consolidations; engage in certain transactions with affiliates; amend the New Note Indenture and redeem the New Notes.

The New Notes and the Senior Credit Facility are guaranteed by all of the subsidiaries of the Company other than MBSC and are secured by a lien over substantially all of the assets of the Company and the guarantors. The Senior Credit Facility ranks senior to the New Notes.

As a result of completing the 2025 Notes refinancing, and issuance of the New Notes, and pursuant to amendments to the Business Combination Agreement and the Subscription Agreements, the GRL Debt Financing was not completed.

Appointment of New Chief Financial Officer

Following successful completion of the Business Combination and the refinancing of the 2025 Notes, David Phung resigned as the Chief Financial Officer, effective as of October 2023, and Tony Kraljic was appointed as the new Chief Financial Officer of the Company.

New EDC Facility

On November 1, 2023, the Company entered into an unsecured $55.0 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC Facility”). The EDC Facility replaced the cash collateralized Letter of Credit Facility, which was terminated and cancelled upon the EDC Facility coming into effect. As at September 30, 2023, the Company had $43.2 million of the restricted cash relating to the Letter of Credit Facility which was released as a result of entering into the EDC Facility.

BUSINESS OF THE COMPANY

The Company is an intermediate-sized oil sands producer focused on responsible energy development in the Athabasca region of Alberta, Canada. The Company is actively developing its existing producing assets using SAGD, an enhanced oil recovery extraction method, to responsibly increase the economic recovery of oil.

About 80% of Alberta’s bitumen reserves are too deep to be mined and must be extracted in-place (or in-situ) using steam, whereby bitumen is heated and pumped out of the ground, leaving most of the solids behind. In-situ extraction has a much smaller footprint than oil sands mining, uses less water, and does not produce a tailings stream.

SAGD uses a dual-pair of horizontal wells drilled approximately five meters apart, one above the other. Well depth can vary anywhere from 150 to 450 meters and length can be over 1,600 meters. High pressure steam is injected into the top well, or the injection well, and the hot steam heats the surrounding bitumen. As the bitumen warms up, it liquefies and, due to gravity, begins to flow to the lower well, or the producing well. The bitumen and condensed steam emulsion contained in the lower well are pumped to the surface and sent to a processing plant, where the bitumen and water are separated. The recovered water is treated and recycled back into the process and the bitumen is typically diluted with natural gas condensate and sold to market.

Both the Demo Asset and the Expansion Asset use SAGD to produce bitumen reserves. Both the Demo Asset and Expansion Asset are considered by the Company to be Tier 1 SAGD reservoirs in that they have no top gas, bottom water or lean zones. Top gas, bottom water or lean zones are considered “thief zones” as they provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures.

Principal Properties

Hangingstone Expansion Asset

The Company owns a 75% working interest in the Expansion Asset. The Expansion Asset is located in the southern Athabasca region of Northeastern Alberta, approximately 30 miles southwest of Fort McMurray. JACOS commenced Phase I construction of the Expansion Asset in 2013, investing approximately $1.5 billion of capital to create robust infrastructure to support growth. The Expansion Asset’s first steam occurred in April 2017 and first production occurred in July 2017. The Company estimates that the Expansion Asset has a debottlenecked capacity of 35,000 bbls/d of bitumen production. Since the commencement of production in 2017, 32 well pairs have been developed at the Expansion Asset. The Expansion Asset is pipeline connected for diluted bitumen and diluent, and as a result, all production from the Expansion Asset is transported by pipeline following the blending of bitumen with diluent to meet pipeline specifications.

In 2022, the annual average gross production from the Expansion Asset was 22,402 bbls/d (approximately 16,802 bbls/d net to Greenfire’s working interest) of bitumen and for the nine months ended September 30, 2023, the average gross production was 18,327 bbls/d (approximately 13,745 bbls/d net to Greenfire’s working interest) of bitumen. Greenfire has an interest in 17,730 gross hectares (13,298 net hectares) of land at the Expansion Asset.

Hangingstone Demo Asset

The Company owns a 100% working interest in the Demo Asset, which is approximately three miles from the Expansion Asset. Management estimates that the Demo Asset has a debottlenecked capacity of 7,500 bbls/d of bitumen production. The Demo Asset was originally commissioned in 1999 by JACOS as a demonstration asset to prove the economic viability of enhanced thermal oil recovery. As of December 31, 2022, approximately 39 million barrels of bitumen had been produced at the Demo Asset and the facility has a relatively long history of production.

Bitumen production from the Demo Asset is unique relative to other thermal oil assets in western Canada as it is produced without the use of added diluent or synthetic oils. This attribute results in relatively lower operating expenses when compared to other oil sands assets of similar scale and provides more options in terms of marketing and selling the product. Access to a diluent-free heavy crude oil barrel is also valued by refiners in the United States, which facilitates additional sales points for the Demo Asset’s production, including transportation by rail to the United States to access WTI indexed pricing, when it is economically viable to do so. Following the JACOS Acquisition, Greenfire constructed a truck offloading facility at the Expansion Asset to accept trucked production volumes from the Demo Asset. Prior to the construction of the truck offloading facility, production from the Demo Asset was required to be trucked over 600 miles round trip to a pipeline salespoint, and following completion of the construction of the truck offloading facility the round trip trucking distance has been reduced to approximately six miles. Aside from enhancing profitability by reducing transportation costs, the reduction of distance trucked reduces emissions associated with the transportation of its production.

In 2022, the gross and net annual average bitumen production from the Demo Asset was 3,701 bbls/d and for the nine months ended September 30, 2023, the gross and net average bitumen production was 3,997 bbls/d. Greenfire has an interest in 974 hectares of land at the Demo Asset.

Undeveloped Properties and Land Acreage

As a result of the JACOS Acquisition, Greenfire holds significant undeveloped leases at three locations, Chard, Corner, and Liege, all of which are in the Athabasca region of Alberta, Canada. The Company believes that the Chard and Corner properties are potential prospects for future in-situ bitumen production using SAGD processes.

Developed acreage, as used herein, means those acres spaced or assignable to productive wells. A gross acre is an acre in which a working interest is owned, and a net acre is the result that is obtained when the fractional ownership working interest of a lease is multiplied by gross acres of that lease. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof. Greenfire’s developed acreage consists of the drainage areas of bitumen producing wells.

Undeveloped acreage, as used herein, means acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether or not that acreage contains proven reserves, but does not include undrilled acreage held by production under the terms of a lease. Select undeveloped acreage at the Expansion Asset and Demo Asset contains proved reserves.

All of Greenfire’s acreage is located in the Province of Alberta and is held indefinitely. There are no near-term undeveloped acreage expirations. The following table shows Greenfire’s total gross and net mineral rights acreage by asset location as of December 31, 2022:

Developed Acreage

Area	Property	Interest (%)	Gross Area (Hectares)	Net Area (Hectares)
Hangingstone	Expansion	75	361	271
Hangingstone	Demo	100	242	242
Total Developed Acreage			604	513

Undeveloped Acreage

Area	Property	Interest (%)	Gross Area (Hectares)	Net Area (Hectares)
Hangingstone	Expansion	75	17,369	13,027
Hangingstone	Demo	100	732	732
Corner	Corner North	100	6,516	6,516
Corner	Corner South	12	12,004	1,440
Chard	Chard North	100	7,318	7,318
Chard	Chard West	25	7,800	1,950
Chard	Chard East	25	7,250	1,812
Chard	Chard	25	8,031	2,008
Hangingstone	Gas	100	1,024	1,024
Liege	Liege	25	13,824	3,456
Total Undeveloped Acreage			81,867	39,283

Well Information

Greenfire had 54 gross (46 net) horizontal wells capable of producing bitumen as of each of the years ended December 31, 2022, and 2021. As of September 30, 2023, Greenfire has drilled three new redevelopment infill (“Refill”) wells with plans to drill up to seven additional Refill wells in 2023 with the intention of producing bitumen. Refill wells are an infill well that has been drilled via the re-entry of an existing primary producer well to produce incremental pre- heated bitumen between two sets of well pairs. Refill wells utilize an existing producer wellhead and casing to reduce costs associated with drilling and facilities, with an acceleration of first production anticipated, relative to producing from traditional infill wells. The Company expects that Refill wells will enhance the total bitumen recovery of previously drilled and steamed well pairs, with marginal incremental capital expenditure and minimal geological risk. The SAGD industry has a long-term track record of consistently and effectively producing incremental pre-heated bitumen volumes from infill and Refill wells.

Greenfire has no exploratory wells and did not drill any dry exploratory or development wells in the last two fiscal years.

As evaluated by McDaniel as of December 31, 2022, proved undeveloped reserves are from planned well locations in the Alberta Energy Regulator (“AER”) approved development area and are within three miles from existing bitumen producing wells at the Demo Asset and Expansion Asset. Development plans include new well pairs that consist of horizontal steam injector wells placed approximately 15 feet (5 meters) above horizontal bitumen production wells in a reservoir that has a minimum of 32 feet (10 meters) of average bitumen net pay and up to over 100 feet (30 meters). Spacing between well pairs at both the Demo Asset and Expansion Asset is approximately 325 feet (100 meters). Future development plans include drilling infill horizontal bitumen production wells between existing and new well pairs.

In order to make the most efficient use of Greenfire’s steam generating and oil treating facilities, the drilling and steaming of new wells would take place over 30 years. Development of Greenfire’s proved undeveloped reserves will take place in an orderly manner as additional well pairs and infills are drilled to use available steam when existing well pairs reach the end of their steam injection phase. The forecasted production of Greenfire’s proved reserves extends approximately 33 years.

Seasonality of the Business

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. A mild winter or wet spring may result in limited access and, as a result, reduced operations or a cessation of operations. Greenfire operates in an area of extreme weather conditions. Cold temperatures affect the properties of diluent and bitumen and may contribute to production difficulties, delivery problems and increased operating costs. Winter driving conditions in Northern Alberta can affect truck transportation of Greenfire’s bitumen, and cold weather can lead to equipment failure and slowdown. Warmer temperatures can lead to equipment failures and slowdowns not only at the Expansion Asset and Demo Asset but can also affect delivery of operating inputs such as natural gas and cause power price surges.

Municipalities and provincial transportation departments enforce road bans that restrict the movement of drilling rigs and other heavy equipment during periods of wet weather, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to increases or declines in exploration and production activity as well as increases or declines in the demand for the goods Greenfire produces.

Raw Materials

Production from in-situ oil sands reservoirs using SAGD processes has various inputs including natural gas, power and water to create steam, and condensate as diluent for blending with the bitumen in order to transport the bitumen production via pipeline.

Pursuant to the Expansion Diluent Agreement (as defined below), the Petroleum Marketer has agreed to sell to Greenfire all of the condensate required for Greenfire’s blending with its bitumen production to satisfy pipeline specification. Condensate is locally sourced at Edmonton and delivered to the Expansion Asset via the Inter Pipeline Polaris Pipeline. Production from the Expansion Asset is diluted with condensate to meet pipeline specifications.

Greenfire produces non-diluted bitumen at the Demo Asset. That is a product that is relatively unique in Alberta’s oil sands. Historically, each barrel of production was transported from the Demo Asset to several locations, with optionality to deliver to both pipeline and rail sales points, depending on the economics of each option at the time of sale. At pipeline connected sales points, Demo Asset bitumen is blended with diluent to reach pipeline specifications. At rail connected terminals, Demo Asset bitumen is moved into railcars and transported to its final sales destination, generally without the need to blend with diluent.

With the construction of the truck offloading facility at the Expansion Asset, most of the bitumen production from the Demo Asset is trucked to the Expansion Asset, blended with diluent and sold into the pipeline. However, from time to time, Greenfire may choose to transport bitumen from the Demo Asset to other pipeline sales points or by rail if the economics of selling non-diluted bitumen at those sales points are relatively attractive.

Natural gas is a primary energy input cost for Greenfire. Natural gas is used as fuel to generate steam for SAGD operations. Greenfire purchases natural gas in Alberta from the AECO system. AECO is the Western Canadian benchmark for natural gas. The AECO Hub gas storage facility in southern Alberta is one of the largest natural gas hubs in North America, with its substantial production and storage capability and extensive network of export pipelines. Generally, natural gas is shipped to Greenfire’s systems via the NOVA Gas Transmission Ltd. system.

Greenfire sources water for its SAGD operations from water wells. Condensed steam emulsion is recovered with bitumen from wells, which are processed at the surface to separate the bitumen from water. The recovered water is treated and recycled back into the process. Greenfire has a water recycling rate of 94%.

Electricity necessary for the operation of the Expansion Asset and Demo Asset is sourced from the Alberta power grid and Greenfire pays market prices for electricity.

Marketing

Greenfire has entered into three separate marketing agreements with the Petroleum Marketer as described under the heading “Business of the Company — Material Contracts, Liabilities and Indebtedness — Marketing Agreements”. The Petroleum Marketer purchases all of Greenfire’s bitumen and blend and provides and arranges transportation via trucks and pipelines for Greenfire’s products in exchange for a marketing fee.

Employees

At November 30, 2023, Greenfire had 39 full-time employees and 5 consultants located at its Calgary office and 134 full-time employees and 16 contracted operators in various field locations.

Greenfire’s goal is to hire and retain highly qualified and motivated individuals.

Customer Base and Principal Markets

Greenfire’s revenue from contracts with customers primarily consists of non-diluted and diluted bitumen sales. All of Greenfire’s diluted and non-diluted bitumen production is produced by Greenfire in Alberta and is sold to the Petroleum Marketer. As such, substantially all of Greenfire’s total revenue in 2021 and 2022 was from Alberta and provided by the Petroleum Marketer. For a description of the terms of the marketing agreements with the Petroleum Marketer see subsection “Business of the Company — Material Contracts, Liabilities and Indebtedness — Marketing Agreements” below.

Principal Capital Expenditures

Greenfire’s principal capital expenditures in 2022 and 2021 (excluding capital expenditures relating to the acquisitions of the Demo Asset and Expansion Asset) are set forth in the table below:

	Nine Months ended September 30,	Year ended December 31,
($ in thousands)	2023	2022	2021
Drilling and completion	7,600	6,942	17
Equipment, facilities and pipelines	4,497	23,329	3,151
Workovers and maintenance capital	1,513	204	831
Geological & geophysical (G&G)	14	(9)	64
Capitalized and other	391	9,126	531
Total Capital expenditures	14,015	39,592	4,594

As at September 30, 2023, Greenfire had planned approximately $19.6 million of further net capital expenditures in 2023 related to its Refill drilling program and facility optimization activities for the Expansion Asset and Demo Asset. The Company anticipates satisfying these capital commitments with funds from operations.

Maintenance

Partial outages are a recurring event for the Company, typically taking place annually around September. However, steps have been taken to mitigate their impact on production. Pipeline bypasses and tie-in points were installed during the most recent major turnaround in September 2022. These improvements are expected to reduce the annual maintenance-related production impacts going forward. As a result, the major plant maintenance requiring a full plant shutdown is now scheduled every four years, with the next one planned for 2026.

Operational Processes and Systems

To assist in managing fluctuations in commodity pricing, the Company seeks to implement cost efficiencies across all of its operations.

Since acquiring the Demo Asset and Expansion Asset in 2021, Greenfire has sought to improve its operating and transportation expenses and pursue low risk opportunities to further enhance production with limited capital expenditures. The costs of energy and goods and services have increased over the period that Greenfire has operated the Demo Asset and Expansion Asset. Greenfire has managed its operating expenses by increasing water handling, surface facility debottlenecking and optimizing workforce and operating processes.

Capital Cost Efficiencies

Since acquiring the Demo Asset and Expansion Asset in 2021, Greenfire has implemented a modest capital expenditure program focused on surface debottlenecking programs at the Expansion Asset and Demo Asset to enable additional potential capacity for production growth at both existing facilities. As of August 2022, Greenfire commissioned water disposal wells at both sites to improve water handling capability. These wells are in the process of being conditioned for maximum water disposal which will reduce off site waste disposal expenses. The Company believes that increasing water disposal capability at the Demo Asset and Expansion Asset will optimize fluid handling capacity at the sites which may lead to increased production.

Redevelopment Infill Wells

Greenfire continues to progress its production growth initiatives at the Expansion Asset, including the drilling of Refill wells as well as ongoing debottlenecking projects to restore higher reservoir pressure.

At the Expansion Asset, beginning in the third quarter of 2023, Greenfire successfully drilled six extended reach Refill wells, which were completed in under three months. These six extended reach Refill wells have average horizontal lengths of approximately one mile (approximately 1,600 meters). The wells have started producing, and Management expects production rates to improve over the next three months. Subsequent to the third quarter of 2023, Greenfire approved the acceleration of another four well Refill drilling program at the Expansion Asset, which commenced drilling in November 2023 and will extend into early 2024.

Additional future drilling plans for Greenfire are expected to remain focused on exploiting the Company’s existing inventory of pre-heated bitumen locations at the Hangingstone Facilities with Refill wells, which, combined with surface facility optimizations, is anticipated to result in a material increase in production and profitability at the Hangingstone Facilities. To provide cost and service availability certainty for the Company’s planned multi-year drilling program, Greenfire has entered into a two-year take-or-pay drilling commitment with an established SAGD drilling contractor in Western Canada.

Sustainability

The Company seeks to do business in a responsible, safe and sustainable manner. The Company seeks to continue to improve and strengthen its strategies for air quality, emissions, water, waste, land and biodiversity, risk management, health and safety and First Nations relations. These areas are critical based on their significant impact to building a sustainable company and the Company’s ESG framework. Since Greenfire acquired the Demo Asset and Expansion Asset, it has focused on optimization efficiencies to improve carbon intensity and reduce waste. To date, Greenfire’s sustainability program has been focused on the following goals:

●	Improve Assets Carbon Emission Intensity — Optimization and efficiency gains at the Expansion Asset and Demo Asset are reducing carbon emission intensity per barrel.

●	Reduced Diluent Use and Waste — More attentive operations team and processes to operate equipment at enhanced conditions to reduce diluent loss and usage.

●	Transportation and Travel Mileage — Construction of a truck offloading facility at the Expansion Asset to accept trucked production volumes from the Demo Asset has reduced approximately 620 miles of trucking per truck load of bitumen production from the Demo Asset.

●	Water Quality and Recycling — Greenfire operates with higher quality boiler feed water and water quality standards relative to the previous operator. Greenfire has improved its water recycling performance and is currently recycling 94% of the water used in its steam production operations with minimal water loss replacements.

●	Fugitive Emissions Monitoring — Annual fugitive emissions studies to proactively identify and rectify any potential leaks.

The Company intends to continue to evolve its approach to sustainability and to developing ESG focus areas to bring visibility to what the Company feels are key priorities as a Canadian oil sands producer.

Climate, Air & Emissions

The Company is focused on reducing its Scope 1 and Scope 2 greenhouse gas emissions in line with the Canadian government’s national commitments and is evaluating process optimizations and carbon reduction technologies that have the potential to deliver localized solutions.

The Company is constantly monitoring the air quality at and adjacent to its Hangingstone Facilities. The results from this monitoring consistently show compliance with Alberta and Canadian air quality objectives. For 2022 and through 2023, Greenfire reported zero contraventions with its air quality monitoring.

Water

The Company is actively working to reduce its reliance on non-saline water by optimizing its usage at its Hangingstone Facilities. By recycling 94% used in its steam production operations, the Company minimizes the need for non-saline water to be used to make-up any water shortages within its industrial process. All the Company’s non-saline water is conveyed via dedicated underground pipelines, eliminating the need for trucks and their corresponding emissions.

Indigenous Relations

The Company recognizes the rights of First Nations, Metis, and Inuit peoples and is committed to working collaboratively with First Nation communities in an atmosphere of integrity, honor and respect. The Company continues its collaborative participation in the Indigenous Advisory Group (the “IAG”). Founded by JACOS, the IAG comprises members from various local First Nation communities in the Fort McMurray region, providing valuable traditional knowledge and ensuring the Company upholds the highest possible standards of environmental protection and monitoring. The IAG is a critical instrument in guiding engagement with the local First Nation communities.

The Company also provides scholarships for local First Nations students to train in environmental monitoring programs. These programs increase access to related future employment opportunities, help the development of First Nation entrepreneurial enterprises, promote the transmission of First Nation knowledge within local communities and enhance cultural connections to the land.

The Company is committed to the ongoing development of trust-based equitable and beneficial partnerships with local First Nation communities.

Land & Biodiversity

The Company seeks to minimize its land disturbances by practicing avoidance, using existing land disturbances for future development and reclaiming end-of-life site to equivalent land capacity. Additionally, the Company supports a road reclamation research project at its Demo Asset that is implementing innovative solutions to the remediation and reclamation of local swamps/bogs, commonly referred to as muskeg.

Risk Management

The Company’s operating team identifies operational risks to the Company in order to implement systems and execute procedures to adequately address those risks and reduce their impact on the Company. This process has been driven on a team basis with each individual team (i.e., Health and Safety, Facilities, or Drilling) identifying, assessing and managing their own operational risks with associated risk matrices. The Company believes that risks related to climate change and the transition to a lower carbon economy will increasingly impact the Company. A net zero economy, supported by the Canadian Net-Zero Emissions Accountability Act (the “CNEAA”) and enacted through new policies, regulations, and standards is emerging in Canada. The Company continues to evaluate key emerging issues that may impact the Canadian energy sector as it moves to align with Canada’s Net-Zero 2050 ambitions.

Health & Safety

The health and safety of the Company’s personnel, including its employees, contractors, and the communities the Company works in, is its highest priority. The Company actively works to ensure that every employee and contractor is aware of, understands, and adheres to the Health and Safety Management System and associated policies. Safety is a shared responsibility of the Company’s leaders, employees, and contractors.

Material Contracts, Liabilities and Indebtedness

Letters of Credit

Prior to the JACOS Acquisition, JACOS had long-term pipeline transportation contracts for the Expansion Asset, which were subject to credit requirements requiring letters of credit to guarantee future payments under the contracts. Upon the completion of the JACOS Acquisition, the Petroleum Marketer provided $51.5 million in letters of credit in relation to these long-term pipeline transportation agreements under the terms of the Letter of Credit Facility. As of December 31, 2022, including other letters of credit for utilities, capital projects and credit cards, Greenfire had total letters of credit with a face value of $54.8 million.

Under the Letter of Credit Facility, Greenfire was required to contribute a minimum of $2 million per month into a funding reserve account (the “Reserve Account”) until the balance of the Reserve Account was equal to 105% of the aggregate face amount of all letters of credit issued under the Letter of Credit Facility. As at December 31, 2022, the Reserve Account balance was $27.3 million and as at September 30, 2023, the Reserve Account balance was $43.2 million. Cash collateralized amounts incurred an interest rate of 1% and the remaining balance incurred an interest rate of 6%.

On November 1, 2023, the Company entered into the EDC Facility, which is supported by a performance security guarantee from Export Development Canada. The EDC Facility replaced the cash collateralized Letter of Credit Facility. As a result of entering into the EDC Facility all amounts in the Reserve Account were released to the Company. As of December 27, 2023, including the EDC Facility and other letters of credit for utilities, capital projects and credit cards, Greenfire had total letters of credit with a face value of $54.4 million.

New Notes

Concurrently with the Business Combination, the Company closed a private offering of US$300 million aggregate principal amount of its New Notes. The New Notes mature on October 1, 2028, and have a fixed coupon of 12.0% per annum, paid semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024. The New Notes are secured by a lien on substantially all the assets of the Company and the guarantors. The Senior Credit Facility ranks senior to the New Notes.

For additional details of the terms of the New Notes and the New Note Indenture see “General Development of the Business of Greenfire – New Financing Transaction – New Notes” and “Management’s Discussion and Analysis — Capital Resources and Liquidity — Long Term Debt”.

Marketing Agreements

The Company has three separate marketing agreements with the Petroleum Marketer. The Petroleum Marketer purchases substantially all of the Company’s bitumen and blend and provides and arranges transportation via trucks and pipelines for the Company’s products and condensate in exchange for a marketing fee.

In April 2021, in conjunction with GAC completing the acquisition of the Demo Asset, the Petroleum Marketer and GAC entered into a marketing agreement (the “Demo Marketing Agreement”) pursuant to which the Petroleum Marketer agreed to purchase 100% of monthly produced bitumen volumes from the Demo Asset. The Demo Marketing Agreement was subsequently amended to replace GAC with GROC. Under the Demo Marketing Agreement, the purchase price is the weighted average of all sales to third parties of the product purchased by the Petroleum Marketer. The price is adjusted based on a number of other factors and there are certain other fees and payments payable by GROC. The Demo Marketing Agreement originally had a term expiring on April 1, 2024, but in December 2022, the Demo Marketing Agreement was amended to extend the term until April 1, 2025, in addition to making certain other amendments, all of which became effective upon the closing of the Business Combination. An additional amendment in September 2023 extended the term to April 1, 2026. Under the terms of the Demo Marketing Agreement, under certain circumstances if there is a “Change of Control” (as defined in the Demo Marketing Agreement) of Greenfire or GROC, there will be a fee payable by Greenfire to the Petroleum Marketer, however the Petroleum Marketer agreed to waive that fee for the Business Combination and the other transactions contemplated by the Business Combination Agreement.

In October 2021, in conjunction with Greenfire completing the JACOS Acquisition, the Petroleum Marketer and JACOS (as predecessor to GROC) entered into a marketing agreement (the “Expansion Marketing Agreement”) pursuant to which the Petroleum Marketer agreed to purchase 100% of monthly diluted bitumen volumes from the Expansion Asset. Under the Expansion Marketing Agreement, the purchase price is based on the weighted average of all sales to third parties of the product purchased by the Petroleum Marketer. The price is adjusted based on a number of other factors and there are certain other fees and payments payable by Greenfire. The Expansion Marketing Agreement originally had a term expiring in October 2026, but in December 2022, the Expansion Marketing Agreement was amended to extend the term until October 2027, in addition to making certain other amendments. An additional amendment in September 2023 extended the term to October 2028.

In October 2021, in conjunction with Greenfire completing the JACOS Acquisition, the Petroleum Marketer and JACOS (as predecessor to GROC) entered a marketing agreement (the “Expansion Diluent Agreement”) pursuant to which the Petroleum Marketer agreed to sell to Greenfire 100% of the condensate required for Greenfire’s blending with its bitumen production to satisfy pipeline specifications. Under the Expansion Diluent Agreement, the purchase price is based on the weighted average market price for condensate at the time. The price is adjusted based on a number of other factors, and there are certain other fees and payments payable by Greenfire under the terms of the Expansion Diluent Agreement. The Expansion Diluent Agreement originally had a term expiring in October 2026, but in December 2022, the Expansion Marketing Agreement was amended to extend the term until October 2027, in addition to making certain other amendments. An additional amendment in September 2023 extended the term to October 2028.

Risk Management Contracts

As part of the Company’s normal operations, it is exposed to volatility in commodity prices. In an effort to manage these exposures, the Company uses various financial risk management contracts and physical sales contracts that are intended to reduce the volatility in the Company’s cash flow, as well as to ensure the Company’s ability to service and repay indebtedness.

The New Note Indenture and the Senior Credit Agreement each require the Company, on or prior to the last day of each calendar month, to enter into and maintain at all times hedge arrangements for the consecutive 12 calendar month period commencing from November 1, 2023 in respect of Hydrocarbons the net notional volumes for which are no less than, for each calendar month during such consecutive 12 calendar months as determined with reference to Company’s the most recent reserve report, 50% of the reasonably expected output of production of Hydrocarbons of the Company and its restricted subsidiaries from their PDP reserves as prepared to the Canadian standard using NI 51-101 (the hedge arrangements entered into pursuant to the foregoing, “Hedges”); provided, however, that the Hedges shall have a floor price equal to the greater of (i) at least 80% of the price of WTI for such month being hedged and (ii) US$55/bbl for such month being hedged. Notwithstanding the foregoing:

●	in the event that (i) the price for WTI is equal to or less than US$55/bbl for such month being hedged or (ii) the Company is unable to obtain reasonable additional credit to enter into such hedge arrangement, having used its best efforts to obtain such credit, for such month being hedged, the Company shall not be required to enter into any hedge arrangement for such month;

●	the Company will not be required to enter into any Hedges for any period if, at the beginning of the applicable period, less than US$100 million of the aggregate principal amount of the New Notes originally issued under the New Note Indenture remain outstanding; and

●	the Company will be permitted to monetize any existing hedging obligations for any period if less than US$100 million of the aggregate principal amount of the New Notes originally issued under the New Note Indenture remain outstanding.

Insurance

The Company maintains insurance coverage for damage to its commercial property, third-party liability, and employers’ liability, sudden and accidental pollution and other types of loss or damage. The insurance coverage is subject to deductibles that must be met prior to any recovery. Additionally, the insurance is subject to exclusions and limitations, and such coverage may not adequately protect it against liability from all potential consequences and damages. See “Risk Factors — Risks Related to the Company’s Operations and the Oil and Gas Industry — Not all risks of conducting oil and natural gas opportunities are insurable and the occurrence of an uninsurable event may have a material adverse effect on the Company”.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of Greenfire’s reserves data and other oil and gas information set forth below is dated December 31, 2022. The effective date of the statement of reserves data and other oil and gas information set forth below is December 31, 2022 and the preparation date is March 8, 2023. All of Greenfire’s reserves are in Canada and, specifically, in the Province of Alberta.

Glossary of Oil and Gas Terms

The following words and phrases have the following meanings, unless the context otherwise requires:

“developed non-producing reserves” are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown;

“developed producing reserves” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

“developed reserves” are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing;

“development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)	gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, to the extent necessary in developing the reserves;

(b)	drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)	acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)	provide improved recovery systems;

“exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to as “prospecting costs”) and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)	costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as “geological and geophysical costs”);

(b)	costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)	dry hole contributions and bottom hole contributions;

(d)	costs of drilling and equipping exploratory wells; and

(e)	costs of drilling exploratory type stratigraphic test wells;

“forecast prices and costs” means future prices and costs that are:

(a)	generally accepted as being a reasonable outlook of the future; or

(b)	if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Greenfire is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in subparagraph (a);

“Greenfire Reserves Report” means the report of McDaniel dated March 8, 2023 evaluating the bitumen reserves of Greenfire as at December 31, 2022;

“gross” means:

(a)	in relation to a reporting issuer’s interest in production or reserves, its “company gross reserves”, which are the reporting issuer’s working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the reporting issuer;

(b)	in relation to wells, the total number of wells in which a reporting issuer has an interest; and

(c)	in relation to properties, the total area of properties in which a reporting issuer has an interest;

“McDaniel” means McDaniel & Associates Consultants Ltd., independent petroleum engineers of Calgary, Alberta;

“net” means:

(a)	in relation to a reporting issuer’s interest in production or reserves, the reporting issuer’s working interest (operating or non-operating) share after deduction of royalty obligations, plus the reporting issuer’s royalty interests in production or reserves;

(b)	in relation to a reporting issuer’s interest in wells, the number of wells obtained by aggregating the reporting issuer’s working interest in each of its gross wells; and

(c)	in relation to a reporting issuer’s interest in a property, the total area in which the reporting issuer has an interest multiplied by the working interest owned by the reporting issuer;

“possible reserves” are those additional reserves that are less certain to be recovered than probable resources. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

“probable reserves” are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

“proved reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

“reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and (iii) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates; and

“undeveloped reserves” are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. All dollar amounts stated herein are expressed in Canadian dollars.

Disclosure of Reserves Data

The statement of reserves data and other oil and gas information set forth below are based upon an evaluation by McDaniel dated March 8, 2023 with an effective date of December 31, 2022 contained in the Greenfire Reserves Report. The statement of reserves data and other oil and gas information set forth below summarizes bitumen reserves of Greenfire and the future net revenues and net present values for such reserves using forecast prices and costs as at December 31, 2022.

The crude oil and natural gas reserve estimates presented in the Greenfire Reserves Report are based on the guidelines contained in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) and the reserve definitions contained in NI 51 101 and the COGE Handbook. A summary of those definitions are set forth under “Glossary of Oil and Gas Terms” above. McDaniel was engaged to provide evaluations of proved and proved plus probable reserves.

The board of directors of Greenfire has reviewed and approved the Greenfire Reserves Report. The Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and the Report of Management and Directors on Oil and Gas Disclosure are attached as Schedule “C” and Schedule “D” hereto, respectively.

All evaluations of future revenue contained in the Greenfire Reserves Report are after the deduction of royalties, operating costs, development costs and abandonment, decommission and reclamation costs. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There are numerous uncertainties inherent in estimating quantities of bitumen reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this statement are estimates only. The recovery and reserve estimates of the bitumen reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual bitumen reserves may be greater than or less than the estimates provided herein.

In general, estimates of economically recoverable oil and gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, among others, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves may vary and such variations may be material. The actual production, revenues, taxes and development and operating expenditures with respect to the reserves associated with Greenfire’s properties may vary from the information presented herein and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the Greenfire Reserves Report will be attained and variances could be material. See “Advisories – Forward Looking Statements”, “Risk Factors” and “Industry Conditions”.

As a public company in the United States, Greenfire has and is expected to continue to disclose reserves information in filings with the SEC prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S-K and in conformity with Rule 4-10(a) of Regulation S-X. There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101, and the difference between the reported numbers under the two disclosure standards can, therefore, be material. For example, the U.S. standards require United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves in accordance with the SEC’s definitions. Additionally, the COGE Handbook and NI 51-101 require disclosure of reserves and related future net revenue estimates based on forecast prices and costs, whereas the U.S. standards require that reserves and related future net revenue be estimated using average prices for the previous 12 months and that the standardized measure reflect discounted future net income taxes related to Greenfire’s operations. In addition, the COGE Handbook and NI 51-101 permit the presentation of reserves estimates on a “company gross” basis, representing Greenfire’s working interest share before deduction of royalties, whereas the U.S. standards require the presentation of net reserve estimates after the deduction of royalties and similar payments. There are also differences in the technical reserves estimation standards applicable under NI 51-101 and, pursuant thereto, the COGE Handbook, and those applicable under the U.S. Standards. NI 51-101 requires that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. Standards specify a five-year limit after initial booking for the development of proved undeveloped reserves. Finally, the SEC prohibits disclosure of oil and gas resources in SEC filings, including contingent resources, whereas Canadian securities regulatory authorities allow disclosure of oil and gas resources. Resources are different than, and should not be construed as, reserves. The foregoing is not an exhaustive summary of Canadian or U.S. reserves reporting requirements.

In certain of the tables set forth below, the columns may not add due to rounding. All dollar amounts in the tables below are expressed in Canadian dollars.

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

Reserve Category	Bitumen
	Gross(1) (Mbbl)	Net(2) (Mbbl)
PROVED
Developed Producing	35,360	31,770
Developed Non-Producing	-	-
Undeveloped	148,007	124,894
TOTAL PROVED	183,367	156,665
PROBABLE	56,059	40,264
TOTAL PROVED PLUS PROBABLE	239,426	196,929

Notes:

(1)	Gross reserves are working interest reserves before royalty deductions.
(2)	Net reserves are working interest reserves after royalty deductions plus royalty interest reserves.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)					Unit Value Before Income Tax Discounted at 10%/ year(1)
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	($/bbl)
PROVED
Developed Producing	823	777	710	647	593	823	777	710	647	593	20.09
Developed Non- Producing	-	-	-	-	-	-	-	-	-	-	-
Undeveloped	3,621	1,847	1,034	628	403	2,768	1,475	852	531	347	6.98
TOTAL PROVED	4,444	2,624	1,744	1,275	996	3,591	2,252	1,563	1,178	939	9.51
PROBABLE	1,910	745	411	287	227	1,364	559	327	240	196	7.32
TOTAL PROVED PLUS PROBABLE	6,355	3,369	2,155	1,562	1,223	4,955	2,811	1,890	1,418	1,136	9.00

Notes:

(1)	The unit values are based on net reserve volumes.
(2)	Net present values prepared by McDaniel in the evaluation of Greenfire’s properties are calculated by considering sales of bitumen reserves and other income. After tax net present values prepared by McDaniel in the evaluation of Greenfire’s properties are calculated by considering the foregoing factors as well as appropriate income tax calculations, current federal tax regulations and including prior tax pools for Greenfire (at the corporate level).

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

Reserves Category	Revenue(1) (M$)	Royalties(2) (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment and Reclamation Costs (M$)(3)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	11,986,930	1,872,362	3,973,190	1,447,307	249,686	4,444,385	853,870	3,590,515
Proved Plus Probable Reserves	16,546,591	3,135,549	5,120,294	1,670,612	265,439	6,354,698	1,400,082	4,954,615

Notes:

(1)	Includes all product revenues and other revenues as forecast.
(2)	Royalties include any net profits interests paid.
(3)	Abandonment and reclamation costs include but are not limited to items such as: producing wells, suspended wells, service wells, gathering systems, facilities, and surface land development.

FUTURE NET REVENUE BY PRODUCT TYPE

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

Reserves Category	Product Type	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)	Unit Value(1) (Units as noted)
Proved Reserves	Bitumen	710	$22.36	/bbl
Probable Reserves	Bitumen	411	$11.13	/bbl
Proved Plus Probable Reserves	Bitumen	2,155	$10.94	/bbl

Note:

(1)	Unit values are calculated using the 10% discount rate divided by the major product type net reserves for each group.

Pricing Assumptions

The future net revenues and net present values presented in the Greenfire Reserves Report were calculated using the average forecast price and costs of Sproule Associates Limited (“Sproule”), McDaniel and GLJ Ltd. (“GLJ”) as of December 31, 2022 for the future crude oil, natural gas and natural gas product prices.

Sproule, McDaniel, and GLJ have prepared their December 31, 2022, price and market forecasts after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. The forecast cost and price assumptions utilized in the Greenfire Reserves Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS(1)

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS(1)

	Crude Oil
Year	WTI Crude Oil ($US/bbl)	Brent Crude Oil ($US/bbl)	Edmonton Light Crude Oil ($/bbl)	Alberta Bow River Hardisty Crude Oil ($/bbl)	Western Canadian Select Crude Oil ($/bbl)	Alberta Heavy Crude Oil ($/bbl)	Sask Cromer Medium Crude Oil ($/bbl)	Inflation(2) %	Exchange Rate(3) $US/$CAN
Forecast(1)
2023	80.33	84.67	103.76	77.46	76.54	68.44	99.13	0.0	0.745
2024	78.50	82.69	97.74	78.65	77.75	69.36	93.32	2.3	0.765
2025	76.95	81.03	95.27	78.42	77.55	69.92	90.90	2.0	0.768
2026	77.61	81.39	95.58	80.94	80.07	72.42	91.25	2.0	0.772
2027	79.16	82.65	97.07	82.78	81.89	74.29	92.67	2.0	0.775
2028	80.74	84.29	99.01	84.92	84.02	76.43	94.52	2.0	0.775
2029	82.36	85.98	100.99	86.65	85.73	78.01	96.42	2.0	0.775
2030	84.00	87.71	103.01	88.38	87.44	79.57	98.34	2.0	0.775
2031	85.69	89.46	105.07	90.15	89.20	81.17	100.31	2.0	0.775
2032	87.40	91.25	106.69	92.08	91.11	82.97	101.85	2.0	0.775
2033	89.15	93.07	108.83	93.92	92.93	84.63	103.89	2.0	0.775
2034	90.93	94.93	111.00	95.80	94.79	86.32	105.97	2.0	0.775
2035	92.75	96.83	113.22	97.71	96.69	88.05	108.09	2.0	0.775
2036	94.61	98.77	115.49	99.67	98.62	89.81	110.25	2.0	0.775
2037	96.50	100.74	117.80	101.66	100.59	91.60	112.46	2.0	0.775
Thereafter	Escalation Rate 2%/yr

Notes:

(1)	Calculated using the average forecast price and costs of Sproule, McDaniel and GLJ as of December 31, 2022 for the future crude oil, natural gas and natural gas product prices.
(2)	Inflation rates for costs.
(3)	The exchange rate used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by Greenfire for the year ended December 31, 2022, were $84.00/bbl for bitumen.

Reserves Reconciliation

RECONCILIATION OF GROSS RESERVES BY PRODUCT TYPE

FORECAST PRICES AND COSTS

	Bitumen
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
December 31, 2021	189,269	57,151	246,420
Extensions & Improved Recovery	-	-	-
Technical Revisions(1)	1,581	(1,091)	490
Discoveries	-	-	-
Acquisitions	-	-	-
Dispositions	-	-	-
Economic Factors	-	-	-
Production	(7,484)	-	(7,484)
December 31, 2022	183,367	56,059	239,426

Note:

(1)	The technical revisions amount includes all changes in reserves due to well performance and changes in previous booked estimates that are not included in other factors.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Undeveloped reserves are attributed by McDaniel in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Proved and probable undeveloped reserves have been assigned in accordance with engineering and geological practices as defined under NI 51 101.

Proved and Probable Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped bitumen reserves that were first attributed to Greenfire’s assets for the years ended December 31, 2021 and 2022. Greenfire acquired the Demo Asset and Expansion Asset in 2021 and did not have any oil and gas properties in the year ended December 31, 2020. All of Greenfire’s proved undeveloped reserves and the probable undeveloped reserves are located in the Province of Alberta.

There are a number of factors that could result in delayed or cancelled development, including the following: (i) changing economic conditions (due to commodity pricing, operating and capital expenditure fluctuations); (ii) changing technical conditions (including production anomalies, such as facility bottlenecks or accelerated depletion); (iii) a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and (iv) surface access issues (including those relating to land owners, weather conditions and regulatory approvals). See “Advisories – Forward-Looking Statements” and the sections entitled “Industry Conditions” and “Risk Factors” in this prospectus.

Proved Undeveloped Reserves

Bitumen (Mbbl)
Year	First Attributed
Prior thereto	-
2021	148,007
2022	-

Proved undeveloped reserves have been assigned in areas where the reserves can be estimated with a high degree of certainty. In most instances, proved undeveloped reserves will be assigned on lands immediately offsetting existing producing wells within the same accumulation or pool. The Greenfire Reserves Report has assigned 148 MMboe of proved undeveloped reserves with $1,421 million of associated undiscounted capital.

Development of the proved undeveloped reserves is expected to occur over the next 33 years. Timing of the investment and the desired pace of development will depend to a large extent on economic conditions, including, in particular, world commodity prices.

Probable Undeveloped Reserves

Bitumen (Mbbl)
Year	First Attributed
Prior thereto	-
2021	48,229
2022	-

Probable undeveloped reserves have been assigned in areas where the reserves can be estimated with less certainty. It is equally likely that the actual remaining quantities recovered will be greater or less than the proved plus probable reserves. In most instances probable undeveloped reserves have been assigned on lands in the area with existing producing wells but there is some uncertainty as to whether they are directly analogous to the producing accumulation or pool. The Greenfire Reserves Report has assigned 48 MMboe of probable undeveloped reserves with $220 million of associated undiscounted capital.

Development of the probable undeveloped reserves is expected to occur over the next 38 years. Timing of the investment and the desired pace of development will depend to a large extent on performance of new and existing wells and economic conditions, including, in particular, world commodity prices.

See “Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Natural Gas Information – Principal Properties” and “Statement of Reserves Data and Other Oil and Gas Information – Additional Information Related to Reserves Data – Future Development Costs” for a description of Greenfire’s exploration and development plans and expenditures.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, prices and economic conditions and other factors and assumptions that may affect the reserve estimates and the present worth of the future net revenue therefrom. These factors and assumptions include, among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves. Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, subjective decisions, new geological or production information and a changing environment may impact these estimates.

Greenfire has a significant amount of proved undeveloped and probable undeveloped reserves assigned to its properties. As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by new information. Revisions are often required due to changes in well performance, prices, economic conditions and government restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative. Degradation in future commodity price forecasts relative to the forecast in the Greenfire Reserves Report can also have a negative impact on the economics and timing of development of undeveloped reserves, unless significant reduction in the future costs of development are realized.

Other than the foregoing, Greenfire does not anticipate any significant economic factors or significant uncertainties that may affect any particular components of this statement of reserves data and other oil and gas information. However, reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond Greenfire’s control. See the section entitled “Risk Factors” in this prospectus.

Abandonment and Reclamation Costs

The Company follows IFRS to account for and report the estimated cost of future site abandonment and reclamation. This standard requires liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of wells and related facilities, natural gas wells and related facilities, removal of equipment from leased acreage and returning such land to a condition equivalent to its original condition. Under the standard, the estimated cost of each decommissioning obligation is recorded in the period a well or related asset is drilled, constructed or acquired. The obligation is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company’s credit-adjusted risk-free rate. The obligation is reviewed regularly by management based upon current regulations, costs, technologies and industry standards. The discounted obligation is recognized as a liability and is accreted against income until it is settled or the property is sold and is included as a component of net finance expense. Actual restoration expenditures are charged to the accumulated obligation as incurred.

The Company’s decommissioning obligation is the estimated cost of future abandonment and reclamation of the Company’s existing long-lived assets. As of December 31, 2022, the estimated total undiscounted amount required to settle the decommissioning obligations in respect of all the Company’s facilities and wells, net of estimated salvage recoveries, was $206.5 million. This obligation is estimated to be settled in periods up to 2071. The 12% discounted present value of this amount is $7.5 million. Over the next three years, the Company expects to incur approximately

$nil in decommissioning expenditures.

The Greenfire Reserves Report estimate of abandonment and reclamation costs is an estimate of the amount required to abandon and reclaim the entire development over the life of the reserves. In the Greenfire Reserves Report, abandonment and reclamation costs for total proved plus probable reserves were estimated to be $265.4 million, undiscounted, and $17.2 million, discounted at 10%. These costs include the abandonment, decommissioning and reclamation of the entire Hangingstone Facilities, infrastructure, currently drilled SAGD and observation wells plus the future well pairs, infills and observation wells anticipated to be required to develop the assigned reserves over the life of the Hangingstone Facilities. These estimates do not include abandonment and reclamation costs or other liabilities outside of the Hangingstone Facilities, which the Company has included in determining its total decommissioning provision.

Future Development Costs

The following table sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using forecast prices and costs) and proved plus probable reserves (using forecast prices and costs) based upon the Greenfire Reserves Report.

Year	Total Proved Reserves (Estimated Using Forecast Prices and Costs $000s)	Total Proved Plus Probable Reserves (Estimated Using Forecast Prices and Costs $000s)
2023	96,488	99,588
2024	136,564	133,686
2025	18,710	12,330
2026	25,193	18,286
2027	51,820	42,841
Thereafter	1,118,532	1,363,881
Total for all years undiscounted	1,447,307	1,670,612
Total for all years discounted at 10% per year	575,338	544,949

Greenfire expects to use a combination of internally generated cash from operations, working capital and the issuance of new equity or debt where and when it believes appropriate to fund future development costs set out in the Greenfire Reserves Report. There can be no guarantee that funds will be available or that Greenfire will allocate funding to develop all of the reserves attributable in the Greenfire Reserves Report. Failure to develop those reserves could have a negative impact on Greenfire’s future cash flow. Further, Greenfire may choose to delay development depending upon a number of circumstances including the existence of higher priority expenditures and available cash flow.

Greenfire does not anticipate that interest or other funding costs would make further development of any of Greenfire’s properties uneconomic.

Other Oil and Natural Gas Information

Unless otherwise stated, the following information is presented as at December 31, 2022.

Principal Properties

The Company’s principal properties are the Expansion Asset and the Demo Asset. For a description of the Expansion Asset and Demo Asset see “Business of the Company – Principal Properties”.

Oil and Natural Gas Wells

The following table sets forth Greenfire’s producing and non-producing bitumen production wells as of December 31, 2022, all of which are in Alberta, Canada:

	Production Wells as of December 31, 2022
Expansion Asset	Gross	Net
Producing SAGD Well Pairs	32	24
Non-producing SAGD Well Pairs	-	-
Producing Infill Wells	-	-
Non-producing Infill Wells	-	-
Demo Asset
Producing SAGD Well Pairs	22	22
Non-producing SAGD Well Pairs	2	2
Producing Infill Wells	-	-
Non-producing Infill Wells	-	-
Total	56	48

Properties with No Attributed Reserves

As at December 31, 2022, Greenfire held approximately 81,867 gross acres 39,283 net acres of rights to which no reserves were booked. For additional information about Greenfire’s properties with no attributed reserves see “Business of the Company – Undeveloped Properties and Land Acreage”.

Forward Contracts

Greenfire may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. These include contracts for exposure management unrelated to crude oil sales price risk management; and contracts for management of price exposures associated with crude oil, crude oil differentials, condensate, natural gas liquids, refined products, refining margins, natural gas, electricity and renewable power contracts. The New Note Indenture has a minimum hedging requirement of 50% of the forward 12 calendar month PDP forecasted production as prepared in accordance with the Canadian standards under NI 51-101 until principal debt under the New Notes is less than US$100.0 million. A description of such instruments is provided under the heading “Management’s Discussion and Analysis”.

As of September 30, 2023, Greenfire entered into commodity-based derivative contracts as follows:

	WTI -Costless Collar			WTI- Put Options			Natural Gas-Fixed Price Swaps
Term	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)	Volume (bbls)	Strike Price (US$/bbl)	Option Premium ($US/bbl)	Volume (GJs)	Swap Price (CAD$/GL)
Q4 2023	742,337	$50.00	$108.25	371,169	$50.00	$5.90	305,000	$2.97
Q1 2024	877,968	$60.00	$77.00	-	-	-	455,000	$2.97
Q2 2024	877,968	$60.00	$74.55	-	-	-	-	-

The following commodity- based derivative contracts were entered into subsequent to September 30, 2023.

		WTI -Costless Collar
Term	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q3 2024	887,800	$62.00	$92.32
Q4 2024	588,650	$60.61	$89.71

Tax Horizon

In 2022, Greenfire was not required to pay any income related taxes. It is expected, based upon current legislation, the projections contained in the Greenfire Reserves Report, proved plus probable analysis and various other assumptions, that no income taxes will be required to be paid by Greenfire prior to 2029. A higher level of capital expenditures than those contained in the Greenfire Reserves Report, or further additional acquisitions, could further extend the estimated tax horizon.

Costs Incurred

The following table summarizes certain costs incurred by Greenfire in Canada for the year ended December 31, 2022:

Expenditure(1)	($)
Property acquisition costs
Proved properties	-
Unproved properties	-
Exploration costs	1,825,000

Expenditure(1)	($)
Development costs	41,631,000
Total	43,456,000

Note:

(1)	Greenfire had no property acquisition costs, or disposition proceeds, for the year ended December 31, 2022. Exploration costs during the year were related to mineral lease rentals on undeveloped lands.

Exploration and Development Activities

The following table sets forth the wells in which Greenfire participated during the year ended December 31, 2022.

	2022 Wells (Gross and Net)
	Gross Wells	Net Wells
Exploration Wells	-	-
Stratigraphic Test Wells	-	-
SAGD Wells	-	-
Observation Wells	2	1.75
Infill Wells	-	-
Water Source Wells	1	1
Water Disposal Wells	3	2.75
Total Completed Wells:	6	5.5

Greenfire did not drill any dry exploratory or development wells in the last two fiscal years.

See “Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Natural Gas Information – Principal Properties” for a description of Greenfire’s current and proposed exploration and development activities.

Production Estimates

The following table sets out the volumes of gross production estimated by McDaniel for 2023, which is reflected in the estimate of future net revenue disclosed in the forecast price tables contained under “Statement of Reserves Data and Other Oil and Gas Information –Disclosure of Reserves Data – Pricing Assumptions”.

Bitumen (bbls/d)
Total Proved
Alberta
Expansion Asset	18,338
Demo Asset	4,500
Other	-
Total	22,838
Total Proved Plus Probable
Alberta
Expansion Asset	20,044
Demo Asset	5,425
Other	-
Total	25,469

Production History

The following table sets forth certain information in respect of production, product prices received, royalties paid, production costs and resulting netback received by Greenfire for the periods indicated below:

	Quarter Ended 2022				Year Ended 2022
	Mar. 31	June 30	Sept. 30	Dec. 31	Dec 31
Average Daily Sales(1)
Bitumen (Bbls/d)	23,829	21,331	17,727	19,501	20,577
Average Price Received (net of quality adjustment)
Bitumen ($/Bbl)	84.76	108.50	88.08	52.84	84.00
Royalties Paid
Bitumen ($/Bbl)	(5.52)	(9.68)	(7.33)	(4.17)	(6.67)
Production Costs
Bitumen ($/Bbl)	(17.46)	(22.89)	(22.38)	(23.65)	(21.41)
Net Transportation Costs
Bitumen ($/Bbl)	(8.64)	(8.97)	(9.41)	(9.23)	(9.03)
Resulting Netback Received(2)
Bitumen ($/Bbl)	53.14	66.96	48.96	15.79	46.89

Notes:

(1)	Before deduction of royalties.
(2)	Netbacks are calculated by subtracting royalties and operating costs from revenues. Excludes realized gains (losses) on risk management contracts.

The following table indicates Greenfire’s average daily production from the Demo Asset and the Expansion Asset for the year ended December 31, 2022:

Bitumen (Bbls/d)
Alberta
Demo Asset	3,701
Expansion Asset	16,802
Total	20,503

MANAGEMENT’S DISCUSSION AND ANALYSIS

Presented below is the management’s discussion and analysis (“MD&A”) of Greenfire for the years ended December 31, 2022 and 2021. In addition, included in this MD&A is a discussion of certain results of operations of JACOS for the period from January 1, 2021 to September 17, 2021 and the year ended December 31, 2020. The Interim MD&A, which is management’s discussion and analysis of the Company for the three and nine month periods ended September 30, 2023, is attached to this prospectus as Schedule “B”. The MBSC MD&As, which are management’s discussions and analyses for MBSC for the three and six month periods ending June 30, 2023 and for the year ended December 31, 2022 are attached to this prospectus as Schedule “H” and Schedule “I”.

On September 20, 2023, GRL consummated the Business Combination with MBSC, pursuant to which, among other things, GRI and MBSC became wholly owned subsidiaries of GRL. Prior to the Business Combination, GRL had not conducted any material activities other than those incidental to its formation and to the matters contemplated by the Business Combination Agreement. The Interim MD&A, the MBSC MD&As and the following MD&A each provide information which the Company’s management believes is relevant to an assessment and understanding of Greenfire’s consolidated results of operations for the periods described herein, which should be read in conjunction with Greenfire’s audited annual consolidated financial statements and notes as of and for the years ended December 31, 2022, 2021 and 2020, GRL’s interim condensed financial statements as at September 30, 2023 and December 31, 2022 and for the three and nine month periods ended September 30, 2023 and 2022, JACOS’s audited financial statements and notes for the period from January 1, 2021 to September 17, 2021 and the year ended December 31, 2020 and MBSC’s audited financial statements for the year ended December 31, 2022 and for the period from March 25, 2021 through December 31, 2021 and MBSC’s unaudited interim condensed financial statements of MBSC for the three and six months ended June 30, 2023 that are included elsewhere in this prospectus. GRL’s, GRI’s and JACOS’s financial statements, including the comparative figures, were prepared in accordance with IFRS. MBSC’s financial statements were prepared in accordance with US GAAP.

This MD&A contains forward looking information based on management’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to “Advisories – Forward-Looking Statements” and “Risk Factors”. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding. Production volumes and per unit statistics are presented throughout this MD&A on a net of Greenfire’s working interest and before royalty or “gross” basis. Dollar per barrel ($/bbl) costs are based upon sold bitumen barrels unless otherwise noted.

Overview

GRI was incorporated on June 18, 2021 under the ABCA as a Calgary-based energy company focused on the sustainable production and development of upstream energy resources from the oil sands in the Athabasca region of Alberta, Canada, using in-situ thermal oil production extraction techniques such as steam-assisted gravity drainage at: (i) the Demo Asset; and (ii) the Expansion Asset. Greenfire has a 100% working interest in the Demo Asset and a 75% working interest in the Expansion Asset.

GAC, the predecessor entity of GRI, was incorporated on November 2, 2020 and acquired the Demo Asset on April 5, 2021. HEAC was incorporated on July 12, 2021 and acquired JACOS, including its primary asset, the Expansion Asset, on September 17, 2021. GRI, as it is currently constituted, became the ultimate holding company of the Demo Asset and the Expansion Asset through a series of Reorganization Transactions described in “The Company” section of this prospectus. Prior to the acquisition of the Demo Asset in April of 2021, neither Greenfire nor any of its subsidiaries had any material operations and JACOS is therefore deemed to be a predecessor of Greenfire. A discussion of certain results of operations of JACOS for the period from January 1, 2021 to September 17, 2021 and the year ended December 31, 2020 follows management’s discussion and analysis of the financial condition and results of operation of Greenfire.

Greenfire had no material operations in 2020 as the acquisitions of the Demo Asset and JACOS occurred in 2021.

Key Factors Affecting Operating Results

The Company believes its performance depends on several factors that present significant opportunities for it but also pose risks and challenges.

Commodity Prices

Prices for crude oil, condensate and natural gas have historically been volatile. This volatility is expected to continue due to the many uncertainties associated with the global political and economic environment, including the supply of, and demand for, crude oil and natural gas and the availability of other energy supplies, both regionally and internationally, as well as the relative competitive relationships of the various energy sources in the view of consumers and other factors.

The market prices of crude oil, condensate and natural gas impact the amount of cash generated from Greenfire’s operating activities, which, in turn, impact Greenfire’s financial position and results of operations.

Competition

The petroleum industry is competitive in all of its phases. Greenfire competes with numerous other entities in the exploration, development, production and marketing of oil. Greenfire’s competitors include oil and natural gas companies that have substantially greater financial resources, workforce and facilities than those of Greenfire. Some of these companies not only explore for, develop and produce oil, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than Greenfire. Greenfire’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil include price, process, and reliability of delivery and storage Greenfire also faces competition from companies that supply alternative resources of energy, such as wind or solar power. Other factors that could affect competition in the marketplace include additional discoveries of Hydrocarbon reserves by Greenfire’s competitors, changes in the cost of production, and political and economic factors and other factors outside of Greenfire’s control.

The petroleum industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies that may increase the viability of reserves or reduce production costs. Other companies may have greater financial, technical and personnel resources that allow them to implement and benefit from such technological advantages. Greenfire may not be able to respond to such competitive pressures and implement such technologies on a timely basis, or at an acceptable cost. If Greenfire does implement such technologies, Greenfire may not do so successfully. One or more of the technologies currently used or implemented in the future by Greenfire may become obsolete or uneconomic. If Greenfire is unable to employ the most advanced commercially available technology, or is unsuccessful in implementing certain technologies, its business, financial condition and results of operations could also be adversely affected in a material way.

Royalty Regimes

Greenfire pays royalties in accordance with the established royalty regime in the Province of Alberta. Greenfire’s royalties are paid to the Crown, which are based on government prescribed pre- and post- payout royalty rates determined on sliding scales and dependent on commodity prices. The Government of Alberta may adopt new royalty regimes, or modify the existing royalty regime, which may have an impact on the economics of Greenfire’s projects. An increase in royalties would reduce Greenfire’s earnings and could make future capital investments, or Greenfire’s operations, less economic.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures, including “adjusted EBITDA”, “adjusted funds flow”, “adjusted working capital” and “net debt” and non-GAAP financial ratios, including “adjusted EBITDA ($/bbl)” and “adjusted fund flow ($/bbl)”, which do not have any standardized meaning prescribed by IFRS. While these measures and ratios are commonly used in the oil and natural gas industry, Greenfire’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers.. Greenfire believes that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire; however they should not be considered an alternative to, or more meaningful than, change in cash and cash equivalents, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS. For more information refer to “Non-GAAP Measures and Other Performance Measures” in this MD&A.

Results of Operations

Performance Highlights for the Year Ended December 31, 2022

For the year ended December 31, 2022, operational and financial highlights include:

●	Greenfire had production of 20,503 bbls/d with a steam-oil ratio of 3.47, relative to 8,009 bbls/d in 2021 with a steam-oil ratio of 3.11. The increase in production was primarily a result of the JACOS Acquisition in September of 2021 and from optimizing well and facility operations.

●	Oil sales for years ended 2022 and 2021 were $998.8 million and $270.7 million, respectively. Oil sales in 2022 were higher than in 2021, primarily due to the inclusion of a full year of production volume from both the Expansion Asset and Demo Asset, compared to a partial year of production volume in 2021. Additionally, oil sales in 2022 benefitted from higher commodity prices.

●	In 2022, Greenfire had operating expenses of $21.41/bbl, compared to $20.68/bbl in 2021, respectively. Operating expenses per barrel were higher in 2022 than 2021, primarily as a result of higher natural gas and power prices.

●	Cash provided by operating activities for 2022 was $164.7 million, compared to $32.0 million in 2021. Cash provided by operating activities in 2022 was higher than in 2021, primarily due to the inclusion of a full year of production volume from both the Expansion Asset and Demo Asset, compared to a partial year of production volume in 2021 and due to higher oil sales in 2022 resulting from higher commodity prices.

●	Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. See the section entitled “—Non-GAAP Measures and Other Performance Measures” for a discussion of adjusted EBITDA and other non-GAAP measures. Adjusted EBITDA for 2022 was $218.0 million compared to $75.5 million in 2021. The increase in adjusted EBITDA in 2022, relative to 2021, was primarily the result of higher commodity prices and the inclusion of a full year of production volume at both the Expansion Asset and the Demo Asset in 2022, versus a partial year of production volume in 2021.

●	Property, plant and equipment expenditures were $39.6 million in 2022 compared to $4.6 million during 2021. The $39.6 million of property, plant and equipment expenditures in 2022 included, among other things, the following:

o	$10.0 million to complete the drilling of two water disposal wells, one each at the Expansion Asset and the Demo Asset. Those water disposal wells are expected to alleviate water processing constraints in the central processing facility, thereby increasing operational flexibility that may allow incremental oil production. Other property, plant and equipment to debottleneck production operations included $4.3 million in cooling facilities, which was primarily spent at the Demo Asset, and $2.9 million to refurbish and restart oil handling equipment at the Demo Asset.

o	$7.0 million to complete a bitumen truck off-loading facility (the “Truck Rack”) at the Expansion Asset, which became operational during the fourth quarter of 2022. The Truck Rack is designed to receive trucked sales volume from the nearby Demo Asset to reduce trucked distances and transportation costs.

o	Greenfire also successfully completed major turnarounds at both the Expansion Asset and the Demo Asset, for $5.3 million and $3.0 million, respectively.

o	There was also $3.9 million in property, plant and equipment for various other capital projects at both the Expansion Asset and the Demo Asset.

●	At the end of 2022, cash and cash equivalents totaled $35.4 million and restricted cash was $35.3 million, resulting in total cash of $70.7 million, compared to year-end 2021 cash and cash equivalents of $60.9 million, restricted cash of $8.7 million and total cash of $69.6 million as of the end of 2021.

●	Long-term debt at the end of 2022 was $191.2 million compared to $215.2 million at the end of 2021. The lower amount of long-term debt at the end of 2022 was primarily a result of principal repayments, largely offset by lower estimated amount of current portion of long-term debt at the end of 2022 relative to 2021, as well as accretion of debt issuance costs for foreign exchange losses from a weaker Canadian dollar relative to the U.S. dollar. Long-term debt is a GAAP measure that is most directly comparable to net debt, which is a non-GAAP measure. Net debt at the end of 2022 was $177.5 million, compared to $243.0 million at the end of 2021. The lower amount of net debt at the end of 2022 was primarily a result of debt principal repayments, partially offset by foreign exchange losses from volatility in the Canadian dollar versus the U.S. dollar, as well as accretion of debt issuance costs. See the section entitled “—Non-GAAP Measures and Other Performance Measures” for a discussion of net debt and other non-GAAP measures.

Comparison of certain production, financial and operating results for the year ended December 31, 2022 to the year ended December 31, 2021:

	Year ended
	December 31,
($ in thousands, except production and unit prices)	2022	2021(1)
Production and sales volumes
Bitumen production (bbls/d)	20,503	8,009
Steam-oil ratio	3.47	3.11
Oil sales (bbls/d)	20,577	7,911
Financial highlights
Oil sales	998,849	270,674
Net Income (loss) and Comprehensive Income (loss)	131,698	661,444
Operating summary
Royalties	(50,064)	(9,543)
Realized loss on commodity risk management	(122,408)	(3,614)
Diluent expense	(368,015)	(94,623)
Transportation and marketing	(67,842)	(24,057)
Operating expenses	(160,826)	(59,710)
Annual production costs(2)	(157,684)	(58,443)
General & administrative expenses(1)	(11,019)	(3,285)
Interest and finance expense	(77,074)	(25,050)
Depletion and depreciation expense	(68,027)	(27,071)
Other income and expenses(3)	206	(8,373)
Foreign exchange loss (gain)	(26,099)	(1,512)
Income tax expense (recovery)	87,681	—

Notes:

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021. Although Greenfire was formed in November of 2020, it did not have material operations prior to the acquisition of the Demo Asset in April 2021. As such, a discussion of Greenfire’s 2020 financial statements has been omitted.

(2)	Annual production costs include energy expenses and non-energy expenses. Energy expenses include the cost of natural gas to generate steam and electricity to operate Greenfire’s facilities. Non-energy expenses relate to production-related activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, greenhouse gas fees, equipment rentals, maintenance and site administration, among other costs. The annual production costs is equal to operating expenses excluding ad valorem, severance, and similar production taxes.

(3)	Refer to section under the heading “— Other Income and Expenses” for additional information.

Production

Greenfire’s average bitumen production of 20,503 bbls/d in 2022 was higher than the average bitumen production of 8,009 bbls/d in 2021, primarily as a result of the JACOS Acquisition in September 2021 and an increase in production thereafter from optimization of well and facility operations.

Greenfire’s bitumen production net of royalties for years ended December 31, 2022 and 2021 was 7.1 mmbbl and 2.8 mmbl, respectively. Average bitumen production at the Expansion Asset of 16,802 bbls/d for 2022 was higher than average bitumen production of 5,352 bbls/d in 2021, primarily as a result of the timing of the JACOS Acquisition in September 2021, which results in comparing a partial year to a full year of production volumes. Greenfire’s average bitumen production at the Expansion Asset in 2021 are results for the period from September 17, 2021 to December 31, 2021, only, whereas Greenfire’s average bitumen production at the Expansion Asset in 2022 is from a full year of production. JACOS’s average bitumen production of 16,875 bbls/d at the Expansion Asset in 2021 are results prom the period from January 1, 2021 to September 17, 2021, only, compared to Greenfire’s average bitumen production of 16,802 bbls/d at the Expansion Asset in 2022, which is from a full year of production. See — Comparison of results of operations of JACOS for the period from January 1, 2021 to September 17, 2021 to the year ended December 31, 2020 — Production for a discussion of JACOS’s production.

Average bitumen production at the Demo Asset of 3,701 bbls/d for 2022 was higher than bitumen production of 2,657 bbls/d in 2021, primarily due to the timing of the acquisition of the Demo Asset, which occurred in April 2021, which results in comparing a partial year versus a full year of production volumes.

Steam-oil ratio is the amount of steam used in operations for injection into the bitumen reservoir divided by the amount of bitumen produced.

The following table shows production and steam oil ratios at each location for the periods indicated.

	Year ended December 31,
(Average barrels per day)	2022	2021(1)
The Expansion Asset
Bitumen production	16,802	5,352
Steam-oil ratio	3.01	2.74
The Demo Asset
Bitumen production	3,701	2,657
Steam-oil ratio	6.25	6.29
Consolidated
Bitumen production	20,503	8,009
Steam-oil ratio	3.47	3.11

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

WTI

On a year over year basis, the average WTI benchmark price for 2022 was US$94.23/bbl, and the average for 2021 was US$67.91/bbl. Crude oil prices strengthened through 2021 as the global recovery from the COVID-19 pandemic resulted in higher demand for crude oil and crude oil products. The price of WTI further increased in the first half of 2022 after the Russia and Ukraine conflict began in February 2022, which disrupted global oil supplies as a result of sanctions applied to Russian oil production. In the end of the second quarter of 2022, continued evidence of global supply tightness resulted in relatively high product prices and refinery margins. By the third quarter of 2022, the price of WTI started to decline as the potential of longer-term demand destruction took hold along with broader recessionary risks. At the start of the fourth quarter of 2022, the price of WTI declined further as the U.S. government continued to release crude oil volumes from the Strategic Petroleum Reserve (“SPR”) and global demand softened.

WCS

WCS differentials for Canadian oil prices relative to WTI fluctuate from period to period based on production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors. Year over year, the WCS heavy oil price increased to US$75.95/bbl in 2022 from US$54.87/bbl in 2021. The increase was primarily a result of a higher annual WTI price.

Strong refinery demand, limited Enbridge mainline apportionment and demand for heavy oil in the U.S. gulf coast contributed to the strength in the WCS differential in the first half of 2022. However, the WCS differentials widened in the second half of 2022, which was primarily a result of the SPR release in the United States reducing gulf coast demand, unplanned PADD 2 refinery outages and the rupture that occurred on the Cushing portion of the Keystone pipeline from December 7, 2022 through December 29, 2022. Apportionment also recurred in the market at the end of the fourth quarter of 2022 as more upstream supply competed with capacity issues downstream.

WDB

On a year over year basis, the WDB price was US$73.39/bbl for 2022, compared to US$52.98/bbl for 2021.

Condensate

On an annual basis, the Edmonton Condensate (C5+) price for 2022 was US$94.04/bbl, compared to US$68.44/bbl for 2021. The higher condensate pricing in 2022 was primarily a result of higher WTI pricing.

Non-Diluted Bitumen

In the fourth quarter of 2022, the Demo Asset delivered 100% of its sales volumes to pipeline connected destinations with zero volume going to rail facilities. Continued relatively strong WCS differentials resulted in favorable pipeline economics, and traditional rail customers did not bid on any Demo Asset volumes in the fourth quarter of 2022. In mid-October 2022, Greenfire commissioned the truck rack offloading facility at the Expansion Asset that can receive up to approximately 5,000 bbls/d of bitumen production from the Demo Asset that is then transported via pipeline. In the fourth quarter of 2022, Greenfire transported 1,665 bbls/d to the Expansion Asset truck rack at more favorable economics than transporting to long-haul destinations due to reduced transportation costs. In 2022, 97% of volume produced by the Demo Asset was delivered to pipeline connected sales points, with limited rail connected terminal demand in the first half of the year. Economics were generally more favorable to move volume to pipeline connected destinations in 2022.

Natural Gas

AECO gas prices of $5.04 per gigajoule (“GJ”) in 2022 were significantly higher than the average price of $3.44 per gigajoule in 2021. The increase in gas prices was primarily due to higher global gas prices, predicted low global storage levels and overall tight market conditions in 2022.

Power

On an annual basis, the Alberta power pool price increased to $161.88 per megawatt hour (“MWH”) in 2022 compared to $102.37 per megawatt hour in 2021. The return of power purchase agreements to suppliers in 2019 has allowed generators to more competitively tender their power, and in August 2022 and September 2022 wind generated power was below the 20 year average, which contributed to significantly higher pricing in the third quarter of 2022. In the first part of the fourth quarter of 2022, power prices were reduced as the relatively mild fall helped temper demand. This changed in December 2022, when the lack of solar and wind power combined with a polar vortex of extreme cold that increased demand and resulted in average pricing of $311.73 per megawatt hour for the month and an average of $213.64 per megawatt hour for the quarter. Wind makes up approximately one-third of the current power generation market in Alberta and reduced supply may continue to have a meaningful impact on power prices.

The following table shows benchmark pricing of crude oil, natural gas and electricity for the periods indicated:

	Year Ended	Year ended	2022 Three months ended,				2021 Three months ended,
Benchmark Pricing	December 31, 2022	December 31, 2021	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Crude oil (US$/bbl)
WTI(1)	94.23	67.91	82.65	91.55	108.41	94.29	77.19	70.56	66.07	57.84
WCS differential to WTI	(18.27)	(13.04)	(25.89)	(19.86)	(12.80)	(14.53)	(14.64)	(13.58)	(11.49)	(12.47)
WCS(2)	75.95	54.87	56.75	71.69	95.61	79.76	62.55	56.98	54.58	45.37
WDB(3)	73.39	52.98	53.25	68.62	93.92	77.77	60.63	55.21	52.81	43.28
Condensate at Edmonton	94.04	68.44	83.45	87.26	108.33	96.38	79.22	69.59	66.64	58.32

	Year Ended	Year ended	2022 Three months ended,				2021 Three months ended,
Benchmark Pricing	December 31, 2022	December 31, 2021	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Natural gas ($/GJ)
AECO 5A	5.04	3.44	4.85	3.95	6.86	4.49	4.41	3.41	2.93	2.99
Electricity ($/MWh)
Alberta power pool	161.88	102.37	213.64	221.90	121.51	90.47	107.23	100.27	104.73	97.26
Foreign exchange rate(4)	1.3019	1.2536	1.3577	1.3059	1.2766	1.2662	1.2600	1.2602	1.2280	1.2663

Notes:

(1)	As per NYMEX oil futures contract.

(2)	Reflects heavy oil prices at Hardisty, Alberta.
(3)	Blend stream comprised of Sunrise Dilbit Blend, Hangingstone Dilbit Blend, and Leismer Corner Blend.
(4)	US$ to $ annual or quarterly average exchange rates reported by the Bank of Canada.

Oil Sales

Oil sales for 2022 and 2021 were $998.8 million and $270.7 million, respectively. The difference was primarily due to the inclusion of a full year of oil sales from the Expansion Asset and Demo Asset in 2022.

Royalties

Royalties paid by Greenfire are crown royalties to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre- and post-payout royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are sales revenues less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are sales revenues less diluent costs, transportation costs, and allowable operating and capital costs. The Demo Asset is a post-payout project, which is currently assessed using gross revenues, as described above. The Demo Asset may become assessable using net revenues, as described above, early in 2024, depending on actual production performance, oil prices and costs.

Royalties for 2022 of $6.67/bbl were higher compared to royalties for 2021 of $3.30/bbl, primarily due to higher WTI benchmark oil prices.

The following table shows royalties by non-diluted bitumen sales barrels for the periods indicated:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Royalties	50,064	9,543
– ($/bbl)	6.67	3.30

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Risk Management Contracts

Greenfire uses commodity risk management contracts to manage commodity price risk on oil sales and operating expenses. Greenfire may also use foreign exchange risk management contracts to reduce its exposure to foreign exchange risk associated with its interest payments on its U.S. dollar denominated term debt. The calculated fair value of the risk management contracts relies on external observable market data including quoted forward commodity prices and foreign exchange rates. The resulting fair value estimates may not be indicative of the amounts realized at settlement and as such are subject to measurement uncertainty.

Pursuant to the 2025 Indenture, Greenfire was required to maintain a 12-month forward commodity price risk management program encompassing not less than 50% of the Hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator

Greenfire’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

Greenfire’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of Greenfire’s individual risk management contracts that are offset in the consolidated balance sheets:

	Year ended December 31,
	2022		2021
($ in thousands)	Asset	Liability	Asset	Liability
Gross amount	21,375	(48,379)	—	35,677
Amount offset	(21,375)	21,375	—	—
Risk management contracts	—	27,004	—	35,677

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

The following table shows Greenfire’s outstanding financial risk management contracts as of December 31, 2022:

	WTI-Fixed Price Swap		WCS Differential-Fixed Price Swap
Term	Volume (bbls)	Swap Price (US$/bbl)(1)	Volume (bbls)	Swap Price (US$/bbl)(1)
Q1 2023	833,827	64.07	1,250,739	(15.75)
Q2 2023	277,942	63.10	416,913	(15.75)

Note:

(1)	Presented as weighted average prices

	WTI-Put Options			WTI-Costless Collar
Term	Volume (bbls)	Strike Price (US$/bbl)	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)
Q1 2023	416,912	50.00	—	—	—
Q2 2023	138,971	50.00	847,717	50.00	71.15
Q3 2023	1,278,551	50.00	—	—	—
Q4 2023	371,169	50.00	742,337	50.00	108.25

Physical delivery purchase and sales contracts

Greenfire has entered into forward, fixed-priced, physical delivery, purchase and sales contracts to manage commodity price risk. These contracts are not considered to be derivatives and therefore are not recorded at fair value. They are considered purchase and sales contracts for Greenfire’s own use and are recorded at cost at the time of a transaction.

In December 2022, with WCS differentials having widened, Greenfire elected to monetize a portion of its WCS differential hedges in May 2023 through September 2023. Total WCS differential volumes of 1.5 mmbbls were monetized at a WCS differential price of US$22.60/bbl, for an average gain of US$7.46/bbl and total monetized value of approximately $15.0 million. Greenfire continues to maintain WCS differential hedges in January 2023 through September 2023 to protect against potential continued near-term volatility in the WCS differential.

The following table shows outstanding physical contracts at December 31, 2022:

	WCS Differential-Fixed Price Swap		AECO-Fixed Price Swap
Term	Volume (bbls)	Swap Price(1) US$/bbl	Volume (GJ/day)	Swap Price ($/GJ)
Q1 2023	—	—	—	—
Q2 2023	248,000	(15.48)	—	—
Q3 2023	379,000	(14.92)	—	—

Note:

(1)	Presented as weighted average prices

Realized and Unrealized Risk Management Contracts

In 2022, we recorded total risk management contract losses of $121.5 million compared to total risk management contract losses of $39.3 million in 2021. The realized risk management contracts loss for 2022 of $122.4 million ($3.6 million realized loss in 2021) was primarily a result of the market prices for WTI settling at levels above those set in the risk management contracts outstanding during the year. The unrealized gain on risk management contracts of $0.9 million for 2022 ($35.7 million unrealized loss in 2021) was primarily a result of the market prices for WTI settling at levels below those set at the end of 2021.

The fair value of our risk management contracts resulted in a net current liability of $27.0 million at December 31, 2022.

The following table shows realized and unrealized gain (loss) on commodity price risk management contracts in 2022 and 2021:

	Year ended December 31,
($ in thousands)	2022	2021(1)
Realized gain (loss)	(122,408)	(3,614)
Unrealized gain (loss)	930	(35,677)
Consolidated Gain (Loss)	(121,478)	(39,291)
Realized gain (loss) ($/bbl)	(16.30)	(1.25)
Unrealized gain (loss) ($/bbl)	0.12	(12.36)
Consolidated Gain (Loss) ($/bbl)	(16.17)	(13.61)

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Diluent Expense

In order to facilitate pipeline transportation of bitumen, Greenfire uses condensate as diluent for blending at the Expansion Asset and for trucked volumes from the Demo Asset that are delivered to the Truck Rack located at the Expansion Asset. Greenfire’s diluent expense includes the cost of diluent plus the pipeline transportation of the diluent from Edmonton to the Expansion Asset facility via the Inter Pipeline Polaris Pipeline. Diluent expense for 2022 and 2021 were $14.90/bbl and $14.62/bbl, respectively.

The following table shows diluent expense for the years ended 2022 and 2021:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Diluent expense	368,015	94,623
($/bbl)	14.90	14.62

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Transportation and Marketing Expense

Transportation expense at the Expansion Asset includes the costs to move production from the facility to the sales point in Edmonton, Alberta, via the Enbridge Lateral Pipeline and Enbridge Waupisoo Pipeline. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack commissioned at the Expansion Asset facility on October 12, 2022.

Greenfire’s transportation and marketing expense for 2022 was $9.03/bbl, which was higher than the comparative period of $8.33/bbl in 2021. The increase was primarily due to higher trucking costs at the Demo Asset as well as an increase in fees paid to the Petroleum Marketer as a result of higher WTI market prices.

The following table shows transportation expenses for the years ended 2022 and 2021:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Pipeline transportation(2)	39,133	12,019
Trucking expense	16,268	9,155
Marketing fees(3)	12,441	2,884

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Total transportation and marketing	67,842	24,057
Pipeline transportation ($/bbl)	6.35	6.25
Trucking expense ($/bbl)	12.04	9.51
Marketing fees(3) ($/bbl)	1.66	1.00
Total transportation and marketing ($/bbl)	9.03	8.33

Notes:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

(2)	Expansion Asset pipeline transportation includes marketing fees paid to our Petroleum Marketer.

(3)	Marketing fees for the Demo Asset include marketing fees paid to our Petroleum Marketer and terminal fees.

Operating Expenses

Operating expenses include energy operating expenses and non-energy operating expenses. Energy operating expenses include the cost of natural gas to generate steam and electricity to operate Greenfire’s facilities. Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, property tax, greenhouse gas fees, equipment rentals, maintenance and site administration, among other costs.

Greenfire’s energy operating expenses for 2022 were $11.35/bbl, which were higher than the energy operating expenses of $9.93/bbl in 2021. The higher per barrel energy operating expenses in 2022 was primarily related to higher natural gas and power prices as pricing has remained high due to the ongoing conflict in Ukraine, among other factors.

Greenfire’s non-energy operating expenses for 2022 were $10.06/bbl, which was lower than non-energy operating expenses of $10.75/bbl in 2021, primarily due to the minor turnaround being expensed in 2021, while the major turnaround in 2022 was capitalized. In addition, the decrease in non-energy operating expenses in 2022 was partly offset by inflationary pressures on the cost of goods and services.

The following table shows Greenfire’s operating expenses for the periods indicated:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Operating expenses – energy	85,232	28,674
Operating expenses – non-energy	75,594	31,037
Operating expenses	160,826	59,710
Operating expenses – energy ($/bbl)	11.35	9.93
Operating expenses – non-energy ($/bbl)	10.06	10.75
Operating expenses ($/bbl)	21.41	20.68

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Annual Production Costs

Annual production costs include energy production costs and non-energy production costs. Energy production costs include the cost of natural gas to generate steam and electricity to operate Greenfire’s facilities. Non-energy production costs relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, greenhouse gas fees, equipment rentals, maintenance and site administration, among other costs.

Greenfire’s energy production costs for 2022 were $11.35/bbl, which were higher than the energy production costs of $9.93/bbl in 2021. The higher per barrel energy production costs in 2022 was primarily related to higher natural gas and power prices as pricing has remained high due to the ongoing conflict in Ukraine, among other factors.

Greenfire’s non-energy production costs for 2022 were $9.65/bbl, which was lower than non-energy production costs of $10.31/bbl in 2021, primarily due to the minor turnaround being expensed in 2021, while the major turnaround in 2022 was capitalized. In addition, the decrease in non-energy production costs in 2022 was partly offset by inflationary pressures on the cost of goods and services.

The following table shows Greenfire’s annual production costs for the periods indicated:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Annual production costs – energy	85,232	28,674
Annual production costs – non-energy	72,452	29,770
Annual production costs(2)	157,684	58,443
Average annual production costs – energy ($/bbl)	11.35	9.93
Average annual production costs – non-energy ($/bbl)	9.65	10.31
Average annual production costs(2) ($/bbl)	21.00	20.24

Notes:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

(2)	Annual production costs excludes ad valorem, severance, and similar production taxes.

General & Administrative Expenses

General and administrative (“G&A”) expenses include head office and corporate costs such as salaries and employee benefits, office rent, independent third-party audit and engineering services, and administrative recoveries earned for operating exploration and development activities on behalf of our working interest partners, among other costs. G&A expenses primarily fluctuates with head office staffing levels and the level of operated exploration and development activity during the period. G&A may also include expenses related to corporate strategic initiatives, if any.

G&A expenses of $1.47/bbl for 2022 were higher than $1.14/bbl in 2021 primarily due to higher legal fees, audit fees and tax services of $0.43/bbl year over year, offset by other items. These higher legal fees, audit fees and tax services were primarily as a result of the various corporate strategic initiatives and multiple amendments to the 2025 Indenture, among other items.

The following table shows general and administrative expenses for the periods indicated.

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
General and administrative expenses	11,019	3,285
($/bbl)	1.47	1.14

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Interest and Finance Expenses

Interest and finance expense includes coupon interest, amortization of debt issue costs and issuer discount, redemption premiums on long term debt, interest on letter of credit facilities and other interest charges. Coupon interest and required redemption premiums related to long term debt are accrued and paid according to the New Note Indenture.

In 2022, total interest and finance expenses were $77.1 million, compared to $25.1 million in 2021, with the increase primarily related to higher interest expense on long term debt, in addition to the higher amortization of debt issuance costs and issuer discount as a result of principal repayments of the 2025 Notes completed on May 26, 2022, and November 28, 2022. See the section under the heading “— Capital Resources and Liquidity” for a discussion of Greenfire’s indebtedness.

The following table shows interest and finance expenses for the periods indicated.

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Interest and financing expense on long-term debt	44,322	20,674
Accretion on long-term debt	29,854	2,152
Other cash interest	2,155	1,926
Accretion of decommissioning obligations	743	298
Total interest and finance expense	77,074	25,050

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Depletion and Depreciation

Greenfire depletes crude oil properties on a unit-of-production basis over estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop Greenfire’s estimated recoverable proved plus probable reserves. The depletion base excludes exploration and the cost of assets that are not yet available for use.

The unit-of-production rate accounts for expenditures incurred to date, together with estimated future development expenditures required to develop those proved reserves. This rate, calculated at a facility level, is then applied to our sales volume to determine depletion each period. We believe that this method of calculating depletion charges each barrel of crude oil equivalent sold with its proportionate share of the cost of capital invested over the total estimated life of the related asset as represented by 2P reserves.

Total depletion and depreciation expense of $9.06/bbl for 2022 was slightly lower than $9.38/bbl in 2021 primarily due to an overallocation of bitumen production in September 2021 related to the timing of the closing of the JACOS

Acquisition, which resulted in higher 2021 depletion and depreciation expense.

The following table shows depletion and depreciation expense for the periods indicated:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Depletion and depreciation expense	68,027	27,071
– ($/bbl)	9.06	9.38

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Other Income and Expenses

In 2022, other income and expenses was income of approximately $0.2 million, consisting primarily of full year interest earnings from savings accounts and short-term investments, partially offset by restructuring costs incurred after the JACOS Acquisition. In 2021, other income and expenses was an expense of $8.4 million and was primarily related to restructuring costs of $4.6 million incurred after the JACOS Acquisition. In addition, Greenfire recognized a revaluation loss of $3.8 million, primarily as a result of an adjustment to the discount rate applied to decommissioning liabilities after the closing of the JACOS Acquisition. This adjustment was a reduction of the discount rate of 20%, which was the rate initially used to measure the fair value of decommissioning liabilities in the purchase price allocation of JACOS, to 12%, which is the credit-adjusted discount rate used to measure the fair value of decommissioning liabilities on Greenfire’s balance sheet. This reduction in discount rate resulted in a larger decommissioning liability on Greenfire’s balance sheet and a revaluation loss on the income statement. This revaluation loss of $3.8 million also included derecognition of own-use physical fixed price purchase contracts.

Foreign Exchange Loss (Gain)

Greenfire’s foreign exchange loss (gain) is driven by fluctuations in the U.S. dollar to Canadian dollar exchange rate that apply to its long-term debt that is denominated in U.S. dollars. In 2022 the Canadian dollar weakened relative to the U.S. dollar, resulting in a foreign exchange loss of $26.1 million, compared to a foreign exchange loss of $1.5 million in 2021, primarily related to the note principal and interest components of Greenfire’s U.S. dollar denominated debt.

Taxes

At December 31, 2022, Greenfire recognized a deferred tax asset of $87.7 million (December 31, 2021 — $0) in the year ended December 31, 2022. As a result of improved commodity prices, the deferred tax asset has been recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The following table shows income tax expense for the periods indicated.

	Year ended December 31,
($ in thousands)	2022	2021(1)
Income (loss) before taxes	$44,017	$661,444
Expected statutory income tax rate	23.00%	23.00%
Expected income tax expense (recovery)	10,124	152,132
Gain on business combination	—	(159,609)
Permanent differences	7,327	15,401
Unrecognized deferred income tax (asset) liability	(105,132)	(7,924)
Deferred income tax expense (recovery)	$(87,681)	$—

Note:

(1)	Certain accounts were consolidated into permanent differences for presentation purposes.

Greenfire had approximately $1.8 billion in tax pools and loss carry forwards in the year ended December 31, 2022 (December 31, 2021 — $1.9 billion) including approximately $1.4 billion in non-capital losses available for immediate deduction against future income. Greenfire’s non-capital losses have an expiry profile between 2033 and 2042.

As of December 31, 2022, Greenfire had the following tax pools, which may be used to reduce taxable income in future years, limited to the applicable rates of utilization:

	Year ended December 31,
($ in thousands)	2022	2021(1)
Undepreciated capital costs	321,000	300,000
Resource pools	49,000	64,000
Non-capital losses	1,402,000	1,544,000
Other	20,000	—
Total Canadian federal tax pools	1,791,000	1,908,000

Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. In 2022, Greenfire had adjusted EBITDA of $218.0 million, compared to $75.5 million in 2021. The improved results in 2022 were primarily due to the inclusion of a full year of oil sales from the Expansion Asset and Demo Asset in 2022 and higher commodity pricing.

The following table is a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA:

	Year ended December 31,
($ in thousands)	2022	2021(1)
Net income (loss) and comprehensive income (loss)	131,698	661,444
Add (deduct):
Income tax recovery	(87,681)	—
Unrealized (gain) loss risk management contracts	(930)	35,677
Acquisition transaction costs	2,769	10,318
Stock based compensation	1,183	—
Depletion and depreciation	68,027	27,071
Financing and interest	77,074	25,050
Foreign exchange loss	26,099	1,512
Gain on acquisitions	—	(693,953)
Other income and expenses(2)	(206)	8,373
Adjusted EBITDA(3)	218,033	75,492

Notes:

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.
(2)	Refer to section under the heading “— Other Income and Expenses” for additional information.
(3)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures and other Performance Measures” section in this MD&A for further information.

Decommissioning Liability

Greenfire’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. We estimate the total undiscounted amount of cash flows required to settle Greenfire’s decommissioning liabilities to be approximately $206.5 million. A credit-adjusted discount rate of 12% and an inflation rate of 2.0% were used to calculate the decommissioning liabilities. A 1.0% change in the credit- adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E or net income (loss). We expect to settle decommissioning liabilities for periods through the year 2071.

The table below shows decommissioning liability for the periods indicated:

	Year ended December 31,
($ in thousands)	2022	2021
Balance, beginning of period	5,517	—
Initial recognition	—	1,957
Revaluation	1,283	3,262
Accretion expense	743	298
Balance, end of period	7,543	5,517

Capital Resources and Liquidity

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

At December 31, 2022, Greenfire’s capital structure summarized was primarily comprised of cash and cash equivalents, restricted cash and long-term debt.

Management believes the Company’s current capital resources, including its ability to borrow or raise additional funds, and its ability to manage cash flow and working capital levels, will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

However, the Company may be unable to borrow or raise sufficient funds or enter into such other arrangements, when needed, on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be, or could be, diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Sales of a substantial number of Common Shares in the public market by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our Common Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Common Shares.

Long Term Debt

During the year ended December 31, 2021, Greenfire issued the 2025 Notes. The 2025 Notes had an original issuer discount of 3.5% and an interest rate of 12.00% per annum, payable semi-annually, with a maturity date on August 15, 2025. The 2025 Notes were secured by a first priority lien on substantially all the assets of Greenfire and its wholly owned subsidiaries other than the Reserve Account.

Concurrently with the Closing, the Company issued US$300 million aggregate principal amount of the New Notes, which were issued at a price of US$980.00 per US$1,000.00 principal amount. The New Notes mature on October 1, 2028, and have a fixed coupon of 12.0% per annum, paid semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024. The New Notes are secured by a lien on substantially all the assets of the Company and the guarantors. The Senior Credit Facility ranks senior to the New Notes.

The Company has used a portion of the net proceeds from the New Notes to retire the 2025 Notes pursuant to a tender offer (the “Tender Offer”) that settled on the closing date of the Business Combination. An aggregate of US$217,934,000 principal amount of 2025 Notes, or 99.99954% of the aggregate principal amount outstanding, were validly tendered pursuant to the Tender Offer. The tender price paid for the 2025 Notes was US$1,065.00 per US$1,000 principal amount of the 2025 Notes validly tendered and accepted for purchase pursuant to the Tender Offer, plus accrued and unpaid interest up to, but not including, the settlement date. The remaining 2025 Notes were redeemed on October 5, 2023, in accordance with a notice of redemption issued by Greenfire on September 5, 2023. The 2025 Indenture governing the 2025 Notes was satisfied and discharged concurrently with the closing of the Business Combination.

In connection with the refinancing of the 2025 Notes, the Company also entered into the Senior Credit Agreement with Bank of Montreal, as agent, and a syndicate of certain other financial institutions as lenders to provide for the Senior Credit Facility of up to $50 million.

Restricted Cash and Letter of Credit Facilities

Greenfire has a credit facility with the Petroleum Marketer (“Credit Facility”) that it has used to issue $51.5 million in letters of credit related to the Company’s long-term pipeline transportation agreements as of December 31, 2022. Under the terms of the Credit Facility, for the 24-month period beginning in October 2021, Greenfire is required to contribute cash to a cash-collateral account (the “Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility.

As of December 31, 2021, Greenfire had $8.7 million in restricted cash, which consisted of $8.0 million contributed restricted cash in the Reserve Account and $0.7 million of restricted cash that collateralizes the Company’s credit cards and other transportation commitments.

In 2022, Greenfire obtained a $15.0 million cash-collateralized, demand revolving credit facility (the “Demand Facility”), to be used exclusively for issuing letters of credit, which bears interest at 1.5% per annum. During 2022, Greenfire transferred $4.7 million in letters of credit and restricted cash collateral from the Credit Facility and the Reserve Account to the Demand Facility. There was no net change in restricted cash or unrestricted cash as a result of this transfer. As of December 31, 2022, the Credit Facility had $46.8 million of letters of credit outstanding, with restricted cash collateral of $27.3 million, and the Demand Facility had $8.0 million of letters of credit outstanding, with $8 million of restricted cash collateral, which consisted of $4.7 million transferred from the Credit Facility, and $3.3 million related to Greenfire’s credit cards and other transportation commitments.

Working Capital (Deficit) and Adjusted Working Capital

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital. Adjusted working capital is comprised of current assets less current liabilities, and excludes the current portion of long-term debt and current portion of risk management contracts. Adjusted working capital is included within the non- GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts. A surplus of adjusted working capital will result in a future net cash inflow to the business. Available funding allows management and other users to evaluate the Company’s short-term liquidity, and its capital resources available at a point in time.

In 2022, working capital (deficit) decreased to $13.4 million from $58.5 million in 2021, a difference of $45.1 million, primarily due to a decrease in accounts receivable and inventory balances in 2022, when commodity prices were lower than 2021. In 2022, adjusted working capital decreased to $76.9 million from $82.5 million in 2021, primarily as a result of Greenfire realizing lower accounts receivable and inventory balances in 2022, when commodity prices were generally lower than in 2021.

The following tables show a reconciliation of working capital (deficit) to adjusted working capital for the periods indicated:

	Year ended December 31,
($ in thousands)	2022	2021
Current assets	123,527	139,960
Current liabilities	(136,921)	(198,504)
Working capital (deficit)	(13,394)	(58,544)
Current portion of risk management contracts	27,004	30,718
Current portion of long-term debt	63,250	110,359
Adjusted working capital(1)	76,860	82,533

Note:

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “— Non-GAAP Measures and Other Performance Measures” section in this MD&A for further information.

Commitments And Contingencies

As of December 31, 2022, Greenfire had lease commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments. Future minimum amounts payable under those commitments are as follows:

$ (thousands)	2023	2024	2025	2026	2027	Beyond 2027	Total
Credit facility	9,784	-	-	-	-	-	9,784
Transportation	16,205	31,880	30,561	28,956	29,044	232,368	369,014
Total	25,989	31,880	30,561	28,956	29,044	232,368	378,798

Cash Flow Summary

The following tables show a summary of cash flows for the periods indicated:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Cash provided by (used in):
Operating activities	164,727	31,985
Financing activities	(123,638)	365,606
Investing activities	(63,746)	(336,528)
Exchange rate impact on cash and cash equivalents held in foreign currency	(2,849)	(194)
Change in cash and cash equivalents	(25,506)	60,869

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Cash Flow — Operating Activities

In 2022, cash provided by operating activities was $164.7 million compared to $32.0 million in 2021, a difference of $132.7 million, primarily due to the inclusion of a full year of production volume of oil sales from both the Expansion Asset and Demo Asset in 2022 and the increase in oil sales attributable to higher commodity pricing as a result of the ongoing conflict in Ukraine and increased demand from the easing of COVID-19 restrictions. The increase in cash provided by operating activities in 2022 compared to 2021 was partially offset by higher risk management losses, mainly as a result of the market prices for WTI settling at levels above those set in Greenfire’s risk management contracts outstanding during the year. The increase was also offset by higher energy operating expenses from higher natural gas and power prices.

Based on current and forecasted production levels, operating expenses, property, plant and equipment expenditures, existing commodity price risk management contracts and current outlook for commodity prices, Greenfire expects cash from operating activities will be sufficient to cover its operational commitments and financial obligations under the New Notes and Greenfire’s letters of credit in the next 12 months.

Cash Flow — Financing Activities

In 2022, cash used in financing activities was $123.6 million compared to cash provided by financing activities of $365.6 million in 2021, a difference of $489.2 million, primarily as a result of the issuance of the 2025 Notes in 2021 and partial redemptions of the 2025 Notes in 2022. That decrease was partially offset by higher property, plant and equipment expenditures in 2022 relating to Greenfire’s debottleneck projects to increase production and planned major turnarounds at both the Expansion Asset and Demo Asset that were capitalized.

Cash Flow — Investing Activities

In 2022, cash used in investing activities was $63.7 million compared to $336.5 million in 2021, a difference of $272.8 million, primarily due to the timing of the acquisition of the Demo Asset and the JACOS Acquisition in 2021.

Property, Plant and Equipment Expenditures

Total property, plant and equipment expenditures in 2022 were $39.6 million, consisting primarily of the following:

●	“Major turnaround” property, plant and equipment expenditures for turnaround activities that maintain property, plant and equipment, provide benefit for future years of operations and are capitalized and depreciated on a straight-line basis over the period to the next turnaround. Major turnaround property, plant and equipment expenditures were $3.0 million at the Demo Asset and $5.3 million at the Expansion Asset.

●	Property, plant and equipment expenditures for produced water disposal facilities are expenditures to drill water disposal wells at both the Expansion Asset and the Demo Asset that are now in operation and help to alleviate water processing constraints in the central processing facility. Produced water disposal facilities expenditures were $4.7 million for the Demo Asset and $5.0 million for the Expansion Asset.

●	$7.0 million for the Truck Rack at the Expansion Asset, which was completed in the fourth quarter of 2022. The Truck Rack is designed to receive trucked sales volume from the Demo Asset to reduce trucked distances and transportation costs.

●	$4.3 million primarily at the Demo Asset for cooling facilities designed to lower the temperature of the inlet emulsion streams, which Greenfire management expects to lead to increased capacity as more emulsion is able to flow through the plant.

●	$2.9 million for a project, which is part of the overall capital program, designed to debottleneck the Demo Asset to process additional production volumes by refurbishing and restarting an existing plant at the Demo Asset. The project’s primary objective is to increase processing capacity by using existing oil handling equipment.

●	$3.9 million for various small and maintenance projects.

Cash Provided by Operating Activities and Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. In 2022, the Company had adjusted funds flow from operations of $121.6 million, compared to $34.3 million in 2021. The improved results in 2022 were primarily due to the inclusion of a full year of production volume and oil sales from the Expansion Asset and Demo Asset in 2022, as well as higher commodity pricing.

The following tables show a reconciliation of cash provided by operating activities to adjusted funds flow for the periods indicated:

	Year ended December 31,
($ in thousands, unless otherwise noted)	2022	2021(1)
Cash provided by operating activities	164,727	31,985
Changes in non-cash working capital	(3,570)	6,910
Property, plant and equipment expenditures	(39,592)	(4,594)
Adjusted funds flow(2)	121,565	34,301
Cash provided by operating activities ($/bbl)	21.93	11.08
Changes in non-cash working capital ($/bbl)	(0.48)	2.39
Property, plant and equipment expenditures ($/bbl)	(5.27)	(1.59)
Adjusted funds flow ($/bbl)(2)	$16.19	$11.88

Notes:

(1)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

(2)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Non-GAAP Measures and Other Performance Measures

In this MD&A and elsewhere in this prospectus, we refer to certain financial measures (such as adjusted EBITDA, adjusted funds flow, adjusted funds flow per barrel ($/bbl), adjusted working capital and net debt) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures presented by other issuers. Management believes that these financial measures provide useful information to evaluate the financial results of Greenfire.

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS.

The following tables show a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA for the periods indicated:

	Year ended December 31,
($ in thousands)	2022	2021(1)
Net income (loss) and comprehensive income (loss)	131,698	661,444
Add (deduct):
Income tax recovery	(87,681)	—
Unrealized (gain) loss risk management contracts	(930)	35,677
Acquisition transaction costs	2,769	10,318
Stock based compensation	1,183	—
Depletion and depreciation	68,027	27,071
Financing and interest	77,074	25,050
Foreign exchange loss	26,099	1,512
Gain on acquisitions	—	(693,953)
Other income and expenses(2)	(206)	8,373
Adjusted EBITDA	218,033	75,492

Notes:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.
(2)	Refer to section under the heading “— Other Income and Expenses” for additional information.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. Management uses adjusted funds flow as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less property, plant and equipment expenditures.

The following tables show a reconciliation of cash provided by operating activities to adjusted funds flow:

	Year ended December 31,
($ in thousands)	2022	2021(1)
Cash provided by operating activities	164,727	31,985
Changes in non-cash working capital	(3,570)	6,910
Property, plant and equipment expenditures	(39,592)	(4,594)
Adjusted funds flow	121,565	34,301

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Adjusted Working Capital

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital. These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. See the “Reconciliation of Working Capital (Deficit) to Adjusted Working Capital” table above for a reconciliation of working capital (deficit) to adjusted working capital. Adjusted working capital is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on Greenfire’s balance sheet, and excludes the current portion of risk management contracts. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

The following tables show a reconciliation of long-term debt to net debt for the periods indicated:

	As at December 31,
($ in thousands)	2022	2021(1)
Long-term debt	(191,158)	(215,210)
Current assets	123,527	139,960
Current liabilities	(136,921)	(198,504)
Current portion of risk management contracts	27,004	30,718
Net debt	(177,548)	(243,036)

Note:

(1)	Results are from operations that began at the Expansion Asset after the JACOS Acquisition on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Non-GAAP Financial Ratios

Dollar per barrel ($/bbl) figures are based upon sold bitumen barrels unless otherwise noted. Management monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze Greenfire’s competitiveness relative to its peer group.

Related Party Transactions

Greenfire’s related parties consist of key management personnel, which includes directors and officers of Greenfire as key management personnel. The following table shows the amount of related party transaction for the periods indicated:

	Year ended December 31,
($ in thousands)	2022	2021
Salaries, benefits, and director fees	1,978	873

Critical Accounting Policies and Estimates

Greenfire’s critical accounting policies and estimates are those estimates having a significant impact on the financial position and operations that require management to make judgements, assumptions and estimates in the application of IFRS. Judgements, assumptions and estimates are based on the historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information becomes available, these judgements, assumptions and estimates may be subject to change. Detailed disclosure of the significant accounting policies and the significant accounting estimates, assumptions and judgements can be found in Greenfire’s financial statements for the period ended December 31, 2022.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk, including the effects of adverse changes in commodity prices and exchange rates. The primary objective of the following information is to provide quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in commodity prices and currency exchange rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. All of our market risk sensitive instruments were entered into for purposes other than speculative trading. Also, gains and losses on these instruments are generally offset by losses and gains on the offsetting expenses.

Commodity price risk

The Company’s major market risk exposure is in the pricing that we receive for Greenfire’s bitumen production. Bitumen prices have been volatile and unpredictable for several years, and this volatility may continue in the future. The prices we receive for Greenfire’s bitumen production depend on many factors outside of our control, such as the strength of the global economy and global supply and demand for oil and gas.

To reduce the impact of fluctuations in bitumen prices on our revenues, we periodically enter into forward, fixed- priced, physical delivery, purchase and sales contracts to manage commodity price risk, as descried above under the heading “—Risk Management Contracts”. We plan to continue our practice of entering into such transactions to reduce the impact of commodity price volatility on our cash flow from operations. Future transactions may include price swaps whereby we will receive a fixed price for our production and pay a variable market price to the contract counterparty.

Currency exchange rate risk

Currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Greenfire’s sales are in Canada and denominated in Canadian dollars, however, Canadian commodity prices are influenced by fluctuations in the Canada to U.S. dollar exchange rate as global oil prices are generally denominated in U.S. dollars.

The Company is also exposed to currency risk in relation to the New Notes, which are denominated in U.S. dollars. To date, realized foreign currency transaction gains and losses have not been material to our financial statements. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

Credit risk

Credit risk is the risk of financial loss to Greenfire if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from Greenfire’s accounts receivable. Greenfire is primarily exposed to credit risk from receivables associated with its oil sales. We manage Greenfire’s credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. As of December 31, 2022, Greenfire was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivable balances as they are held by a single counterparty. The following table shows account receivables for the periods indicated:

	As at December 31,
($ in thousands)	2022	2021
Trade receivables	22,428	35,020
Joint interest receivables	11,880	8,942
Accounts receivable	34,308	43,962

Comparison of results of operations of JACOS for the period from January 1, 2021 to September 17, 2021 to the year ended December 31, 2020

The following is a discussion by Greenfire’s management of the results of operations of JACOS for the period ended September 17, 2021 and for the year ended December 31, 2020. Those results relate to JACOS, prior to and without giving pro forma effect to its acquisition by Greenfire on September 17, 2021 and any operations of Greenfire, which commenced in April of 2021. This discussion is presented as supplemental information for comparability purposes, to aid the reader in evaluating our business, financial condition, results of operations and prospects, considering the historical results of operations of JACOS. Because the period presented in 2021 is not for a full year, certain data presented are not entirely comparable to amounts for the 2020 year.

($ in thousands, unless otherwise noted)	Period from January 1, 2021 to September 17, 2021	Year ended December 31, 2020
Bitumen production (bbls/d)	16,875	15,283
Oil sales (bbls/d)	16,944	15,728
Property, plant and equipment expenditures	9,757	27,478
Total assets	372,096	379,592
Oil sales	382,635	279,248
Diluent expense	(171,174)	(158,272)
Royalties	(7,178)	(2,019)
Transportation and marketing expenses	(27,853)	(39,368)
Operating expenses	(56,479)	(67,409)
Depletion and depreciation	(78,267)	(108,379)
Impairment	73,252	(270,000)
Financing and interest	(11,154)	(21,602)
Net income (loss)	104,833	(378,612)

Production

JACOS’s daily average production of 16,875 bbls/day for the period ended September 17, 2021, was higher than the year ended December 31, 2020, of 15,283 bbls/day. Management believes price-related curtailments in the second quarter of 2020, when commodity prices were depressed as a result of the COVID-19 pandemic, contributed to the increase.

Oil Sales

JACOS’s oil sales for the period ended September 17, 2021, were $382.6 million compared to $279.2 million for the year ended December 31, 2020. JACOS’s 2021 oil sales were higher, relative to the year ended 2020, primarily due to higher commodity pricing and pricing stability. See the section below under the heading “—Commodity Prices” for a discussion of changes in commodity prices.

Commodity Prices

The market prices of crude oil, condensate, natural gas and electricity impacted the amount of cash generated from JACOS operating activities, which, in turn, impacted JACOS financial position and results of operations.

The WCS heavy oil price for the period ended September 17, 2021, averaged US$52.67/bbl compared to US$26.79/bbl for the year ended December 31, 2020.

JACOS was producing WDB at the Expansion Asset. The WDB price for the period ended September 17, 2021, averaged US$49.70/bbl compared to US$24.70/bbl for the year ended December 31, 2020.

The Edmonton Condensate (C5+) price for the period ended September 17, 2021, averaged US$64.90/bbl compared to US$37.48/bbl for the year December 31, 2021.

The AECO natural gas price increased to $2.74 per gigajoule during the period ended September 17, 2021, compared to $1.90 per gigajoule during the year ended December 31, 2021. The Alberta power pool price increased to $98.66 per megawatt hour during the period ended September 17, 2021, compared to $46.72 per megawatt hour during the year ended December 31, 2020.

The following table shows benchmark pricing of crude oil, natural gas and electricity for the periods indicated:

	Period from January 1, 2021 to September 17, 2021	Year ended December 31, 2020	% Change
Crude oil
WTI (US$/bbl)(1)	64.82	39.44	64
WCS differential to WTI (US$/bbl)	(12.15)	(12.65)	(4)
WCS (US$/bbl)(2)	52.67	26.79	97
WDB (US$/bbl)(3)	49.70	24.70	101
Condensate at Edmonton (US$/bbl)	64.90	37.48	73
Natural gas
AECO ($/GJ)	2.74	1.90	44
Electricity
Alberta power pool ($/MWh)	98.66	46.72	111
Foreign exchange rate(4)
US$:CAD	$1.2503	1.2535	—

Notes:

(1)	As per NYMEX oil futures contract.

(2)	Reflects heavy oil prices at Hardisty, Alberta.

(3)	Blend stream comprised of Sunrise Dilbit Blend, Hangingstone Dilbit Blend, and Leismer Corner Blend.

(4)	US$ to $ annual or quarterly average exchange rates reported by the Bank of Canada.

Royalties

Royalties for the period ended September 17, 2021, were $1.64/bbl. Royalties for the year ended December 31, 2020, were $0.35/bbl. The higher royalty per bitumen barrel for the period ended September 17, 2021, relative to the year ended December 31, 2020, was primarily the result of higher WTI prices.

($ in thousands, except as noted)	Period ended September 17, 2021	Year ended December 31, 2020	% Change
Royalties	7,178	2,019	256
–$/bbl	1.64	0.35	369

Diluent Expense

JACOS’s diluent expense includes the cost of diluent plus the pipeline transportation of the diluent from Edmonton to the Expansion Asset facility via the Inter Pipeline Polaris Pipeline. JACOS’s diluent expense for the period ended

September 17, 2021, of $11.94/bbl was 3% lower compared to the year ended December 31, 2020, of $12.37/bbl which were due to changing commodity prices.

Transportation and Marketing Expense

JACOS’s transportation and marketing expense for the period ended September 17, 2021, of $6.35/bbl was lower than the year ended December 31, 2020, of $6.84/bbl, primarily due to higher sales volumes in a relatively higher commodity price environment.

Operating Expenses

Operating expenses include energy operating expenses and non-energy operating expenses. Energy operating expenses reflect the cost of natural gas to generate steam and electricity to operate the JACOS facilities. Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, property tax, greenhouse gas fees, equipment rentals, maintenance and site administration, among other costs.

The energy operating expenses were $5.73/bbl for the period ended September 17, 2021, compared to $4.35/bbl for the year ended December 31, 2020. Energy operating expenses were higher for the period ended September 17, 2021, relative to the year ended December 31, 2020, due to increases in both natural gas prices and electricity prices. Overall natural gas prices increased 44% and electricity prices increase 111% relative to 2020.

Non-energy operating expenses were $7.14/bbl for the period ended September 17, 2021, compared to $7.36/bbl for the year ended December 31, 2020. Non-energy operating expenses were lower in 2021 primarily as a result of higher production volumes.

The following table shows operating expenses of JACOS for the periods indicated:

($ in thousands, unless otherwise noted)	Period ended December 31, 2021	Year ended December 31, 2020	% Change
Energy operating expenses	25,145	23,031	9
Non-energy operating expenses	31,334	44,378	(29)
Total operating expenses	56,479	67,409	(16)
Energy operating expenses ($/bbl)	5.73	4.35	32
Non-energy operating expenses ($/bbl)	7.14	7.36	(3)
Total operating expenses ($/bbl)	12.87	11.71	10

Depletion and Depreciation

Total depletion and depreciation expense of $78.3 million or $17.83/bbl for the period ended September 17, 2021, was slightly lower on a per bbl basis than the $108.4 million or $18.83/bbl for the year ended December 31, 2020, primarily due to a reduction of the depletable base as a result of the impairment incurred in 2020.

Impairment

For the period ended September 17, 2021, due to increases in forward oil prices, a test for impairment reversal was completed. The recoverable value was based on fair value less costs of disposal (“FVLCOD”). FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. As JACOS had a sales agreement in place with Greenfire, the asset was written up to the value assigned in the agreement, which was approximately $298.5 million.

For the year ended December 31, 2020, due to the continued depressed oil prices as a result of the COVID-19 pandemic, JACOS determined that there were indicators of impairment for its CGU. The recoverable amount was not sufficient to support the carrying amount which resulted in an impairment of $270 million. The recoverable amount was based on its FVLCOD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2020.

Financing and interest

Interest and finance expense includes coupon interest on long term debt, interest on letter of credit facilities and other interest charges. Interest on long-term debt and other cash interest was significantly lower in 2021 due mainly to lower interest rates and also due to $90 million is debt being retired in 2020 and 2021 (prior to all debt being repaid in September 2021). JACOS had outstanding debt with two institutions based in Japan (US$270 million with each as at December 31, 2020) each with different interest rates. In 2021 the average interest rates with the institutions were 1.26% and 0.36% compared to 2.9% and 2% in 2020.

($ in thousands)	For the period ended September 17, 2021	For the year ended December 31, 2020
Accretion on long-term debt	$7,455	$13,791
Guarantee fees	3,348	7,290
Interest on settlement of lease liability	31	77
Accretion on decommissioning liabilities	320	444
Financing and interest expense	$11,154	$21,602

Capital Expenditures

Total capital expenditures for the period ended September 17, 2021, were approximately $9.8 million, consisting primarily of maintenance capital at the production facility of $6.6 million, geological data acquisition of $1.3 million and engineering costs of $1.1 million. Total capital expenditures for the year ended December 31, 2020, were $27.5 million, consisting of delineation drilling of $13.9 million production facility capital of $6.7 million, well equipment of $4.0 million and engineering costs of $1.4 million.

Liquidity

($ in thousands)	Period ended September 17, 2021	Year ended December 31, 2020	% Change
Cash provided by (used in)
Operating activities	44,534	(6,687)	(766)
Financing activities	(84,720)	(79,579)	6
Investing activities	(2,891)	(30,100)	(90)
Exchange rate impact on cash and cash equivalent held in foreign currency	1,246	2,846	(56)
Change in cash and cash equivalents	(41,831)	(113,520)	(63)

DESCRIPTION OF SHARE CAPITAL

GRL is authorized to issue an unlimited number of Common Shares and an unlimited number of GRL Preferred Shares, issuable in series, of which 68,642,515 Common Shares and no GRL Preferred Shares are currently issued and outstanding. The following is a description of the rights, privileges, restrictions and conditions attaching to the Common Shares, and the GRL Preferred Shares.

Common Shares

GRL has an unlimited number of Common Shares authorized. The holders of Common Shares are entitled to: dividends if, as and when declared by the GRL Board (as described further below); to vote at any meetings of the GRL Shareholders (as described further below); and upon liquidation, dissolution or winding up of GRL, receive the remaining property and assets of GRL (as described further below). All of the Common Shares issued and outstanding are fully paid and non-assessable.

Voting Rights

The holders of the Common Shares are entitled to receive notice of, to attend and to one vote per Common Share held at any meeting of GRL Shareholders, but not at meetings at which only holders of a different class or series of shares of GRL are entitled to vote.

Dividend Rights

Subject to the prior satisfaction of all preferential rights and privileges attached to any other class or series of shares of GRL ranking in priority to the Common Shares in respect of dividends, the holders of the Common Shares are entitled to receive dividends at such times and in such amounts as the GRL Board may determine from time to time.

Liquidation

Subject to the prior satisfaction of all preferential rights and privileges attached to any other class or series of shares of GRL ranking in priority to the Common Shares in respect of return of capital on dissolution, upon the voluntary or involuntary liquidation, dissolution or winding-up of GRL or any other distribution of its assets among the shareholders of GRL for the purpose of winding up its affairs (such event, a “Distribution”), holders of the Common Shares shall be entitled to receive all declared but unpaid dividends thereon and thereafter to share rateably in such assets of GRL as are available with respect to such Distribution.

Preferred Shares

Issuance in Series

The GRL Board may: (a) at any time and from time to time issue GRL Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the GRL Board; and

(b) from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of the GRL Preferred Shares including, without limiting the generality of the foregoing: the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

As of the date of this prospectus, no GRL Preferred Shares are issued and outstanding.

Dividend Rights

The holders of each series of the GRL Preferred Shares will be entitled, in priority to holders of the Common Shares and any other shares of GRL ranking junior to the GRL Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of the GRL Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation

In the event of a Distribution, the holders of each series of the GRL Preferred Shares will be entitled, in priority to holders of the Common Shares and any other shares of GRL ranking junior to the GRL Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of the GRL Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

DIVIDEND POLICY

There is no dividend or distribution policy in place for the Company. Historically, except pursuant to the Plan of Arrangement, neither the Company nor its predecessors, has paid any dividends. The Company currently intends to retain future earnings, if any, for future operations, expansion and debt repayment. Any decision to declare and pay dividends will be made at the discretion of the GRL Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the GRL Board may deem relevant.

In addition to the foregoing, the Company’s ability to pay dividends now or in the future may be limited by covenants contained in the agreements governing any indebtedness that the Company has incurred or may incur in the future including the terms of the New Note Indenture and the Senior Credit Agreement.

The New Note Indenture prohibits the Company from declaring or paying any dividends to any of its shareholders unless, at the time of paying such dividend and after giving pro forma effect to such dividend:

(1)	no default or event of default under the New Note Indenture has occurred and is continuing or would result as a consequence of such dividend;

(2)	the Company would, at the time of such dividend and after giving pro forma effect thereto as if such dividend had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least U.S.$1.00 of additional debt pursuant to the Consolidated Net Leverage Ratio Test and the Fixed Charge Coverage Ratio (each as defined under the New Note Indenture);

(3)	less than 50% of the aggregate principal amount of New Notes originally issued under the New Note Indenture (excluding New Notes held by the Company and its subsidiaries) remain outstanding at the time of such dividend payment; and

(4)	such dividend, together with the aggregate amount of all other distributions made by the Company since September 20, 2023 (excluding distributions permitted by clauses (2) (4), (5), (6) and (10) of section 4.07(b) of the New Note Indenture), is less than the sum, without duplication, of:

(a)	50% of Net Income (as defined under the New Note Indenture) for the period (treated as one accounting period) from the beginning of the fiscal quarter ended September 30, 2023 to the end of the most recent fiscal quarter ending prior to the date of such distribution for which financial statements are available (or, in case such Net Income is a deficit, minus 100% of such deficit); plus

(b)	100% of the aggregate net proceeds, including cash and the fair market value of property other than cash, received by the Company since September 20, 2023 as a contribution to its common equity share capital or from the issue or sale of equity interests of the Company (other than disqualified stock of the Company) or from the issue or sale of convertible or exchangeable disqualified stock of the Company or convertible or exchangeable debt securities of the Company, in each case, that have been converted into or exchanged for equity interests of the Company (other than Equity Interests (as defined under the New Note Indenture) (or disqualified stock or debt securities) sold to a subsidiary of the Company); plus

(c)	to the extent that any Restricted Investment (as defined under the New Note Indenture) that was made after September 20, 2023 is (i) sold for cash or marketable securities or otherwise cancelled, liquidated or repaid for cash or marketable securities or (ii) made in an entity that subsequently becomes a Material Subsidiary (as defined under the New Note Indenture) of the Company that is a guarantor of the New Notes, the initial amount of such restricted investment (or, if less, the amount of cash or the fair market value of the marketable securities received upon repayment or sale).

The preceding provisions will not prohibit, among other specified exceptions:

(5)	so long as (a) no default or event of default under the New Note Indenture has occurred and is continuing or would occur as a result of such dividend and (b) the Company will have no less than $50.0 million of unrestricted cash on hand (determined on a pro forma basis taking into account any payments contemplated to be made pursuant to this clause), dividends or other restricted payments in an amount not to exceed the then-applicable Available Cumulative Credit (as defined under the New Note Indenture), provided that the Company has first, in respect of the immediately preceding Excess Cash Flow Period (as defined under the New Note Indenture) and following the conclusion thereof, either (x) redeemed the maximum amount of New Notes that can be redeemed with the applicable Excess Cash Flow Redemption Amount (as defined under the New Note Indenture) as described under “Mandatory Excess Cash Flow Redemption” at a redemption price equal to 105% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, in accordance with the procedures set forth in the New Note Indenture or (y) irrevocably deposited or caused to be deposited with the trustee (the “Trustee”) under the New Note Indenture such applicable Excess Cash Flow Redemption Amount as trust funds for the purpose of redeeming the maximum amount of New Notes that can be redeemed with such funds at a redemption price equal to 105% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption in accordance with the procedures set forth in the New Note Indenture, it being understood and agreed that (i) such amounts deposited in trust with the Trustee shall be pledged as security for, and dedicated solely to, the benefit of the holders of the New Notes, (ii) the Company shall provide the Trustee a certificate certifying that the amounts on deposit will be sufficient for such redemption including an annex setting forth in reasonable detail its calculations for Available Cumulative Credit and sufficiency of funds for the redemption and (iii) the Trustee shall have been irrevocably instructed to apply such amounts so deposited to said redemption with respect to the New Notes; provided further that the Company will not be required to make any such Excess Cash Flow Redemptions (as defined under the New Note Indenture) pursuant to the foregoing proviso if less than US$100.0 million of the aggregate principal amount of the New Notes originally issued under the New Note Indenture remain outstanding.

In addition to the restrictions under the New Note Indenture, the Senior Credit Agreement further prohibits the Company from declaring or paying any dividends to any of its shareholders if: (i) the Term Out Date under the Senior Credit Agreement has been reached or there are any lenders who have not extended their Term Out Date; (ii) other than letters of credit, there are any outstanding advances under the Senior Credit Facility; (iii) there exists a continuing default, event of default or a borrowing base shortfall, which is the amount by which the aggregate of all outstanding obligations under the Senior Credit Agreement exceeds the then current borrowing base of the Senior Credit Facility as a result of a reduction or redetermination of the borrowing base (until cured). However, provided that (i), and (ii) and (iii) are satisfied, the Senior Credit Agreement does not prohibit the payment of dividends described in the clause immediately above.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of the Company, as at the date hereof, no person or company beneficially owned, or controlled or directed, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set forth below:

Name	Number of Common Shares	Percentage of Class
Julian McIntyre(1)	19,871,539	30.5	%(2)
Venkat Siva(3)	6,599,406	10.3	%(4)

Notes:

(1)	Julian McIntyre is a director of GRL. Common Shares are owned through Allard Services Limited, a company formed under the laws of the Isle of Man.
(2)	Includes the Common Shares issuable upon exercise of 1,575,187 GRL Warrants.

(3)	Venkat Siva is a director of GRL. Common Shares are owned through Annapurna Limited, a company formed under the laws of the Isle of Man.
(4)	Includes the Common Shares issuable upon exercise of 523,125 GRL Warrants.

The Common Shares held by each of Allard Services Limited and Annapurna Limited are subject to pledge and security agreements. See “Escrowed Securities – Pledge of Securities”.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share capital or in the indebtedness of the Company since September 30, 2023.

OPTIONS TO PURCHASE SECURITIES

GRL Warrants

At the Closing, GRL Warrants were issued to the MBSC Sponsor and former securityholders of GRI, which entitle the holders thereof to purchase one Common Share at an exercise price of US$11.50 per Common Share.

The following table sets forth certain information in respect of GRL Warrants which entitle holders to purchase Common Shares that are outstanding as of the date hereof.

Group (Number in Group)	Common Shares Issuable on Exercise of GRL Warrants (#)(1)	Exercise Price per Common Share ($)	Expiration Date
Current and former executive officers of the Company (5 individuals)(2)	567,373	US$11.50	September 20, 2028
Current and former directors of the Company (3 individuals)(3)	2,534,250	US$11.50	September 20, 2028
Current and former employees of the Company (164 individuals)	437,960	US$11.50	September 20, 2028
Current consultants of the Company (1 individual)	2,407	US$11.50	September 20, 2028

Notes:

(1)	GRL Warrants were issued to former securityholders of GRI and to MBSC Sponsor pursuant to the Business Combination and are governed by the terms of the Warrant Agreements. For more information, see “General Development of the Business of Greenfire – Business Combination”.
(2)	Includes Mr. Robert Logan, who is also a director of the Company.
(3)	Excludes Mr. Robert Logan, but includes the GRL Warrants beneficially owned by each of Julian McIntyre, Venkat Siva and Jonathan Klesch. The holders of record for such GRL Warrants are Allard Services Limited, Annapurna Limited, and Spicelo Limited, respectively.

GRL Performance Warrants

Pursuant to the Arrangement, the GRI Equity Plan was amended and restated by the GRL Performance Warrant Plan. A portion of the GRI Performance Warrants outstanding prior to the Business Combination were converted into GRL Performance Warrants, which are governed by the GRL Performance Warrant Plan, and which entitle the holders thereof to purchase Common Shares in lieu of GRI Common Shares. All the GRL Performance Warrants are considered to be fully vested and exercisable following the Closing. No further GRL Performance Warrants will be granted pursuant to the GRL Performance Warrant Plan.

The following table sets forth certain information in respect of GRL Performance Warrants which entitle holders to purchase Common Shares that are outstanding as of the date hereof. See also “Statement of Executive Compensation – Description of GRL Performance Warrant Plan”.

Group (Number in Group)	Common Shares Issuable on Exercise of GRL Performance Warrants (#)	Exercise Prices per Common Share(1) ($)	Expiration Date(s)(2)
Current and former executive officers of the Company (5 individuals)(3)	1,915,210	Series 1: $2.14 Series 2: $2.36 Series 3: $2.84	February 2, 2032
Current and former employees of the Company (164 individuals)	1,671,439	Series 1: $2.14 - $11.06 Series 2: $2.36 - $11.08 Series 3: $2.84 - $11.08	February 2, 2032 - August 29, 2033
Current consultants of the Company (1 individual)	30,368	Series 1: $2.14 Series 2: $2.36 Series 3: $2.84	February 2, 2032

Notes:

(1)	Exercise prices were amended in connection with the exchange of GRI Performance Warrants for GRL Performance Warrants pursuant to the Business Combination (as determined in accordance with the Plan of Arrangement).
(2)	All GRL Performance Warrants expire on the date that is ten years from the original grant date of the applicable former GRI Performance Warrants.
(3)	Other than Mr. Robert Logan, who is also the President and Chief Executive Officer of the Company, no directors of the Company hold GRL Performance Warrants. For additional information regarding the GRL Performance Warrants held by officers of the Company, see “Statement of Executive Compensation – Anticipated Elements of GRL Executive Compensation – Long-Term Incentive — Equity Based Compensation .”

Other Options to Purchase Securities

As of the date hereof, no other options, warrants (other than the GRL Warrants and the GRL Performance Warrants) or other rights to purchase or receive Common Shares are currently outstanding. In connection with the Business Combination, Greenfire adopted the GRL Incentive Plan, to facilitate the grant of the GRL Awards to directors, employees (including executive officers) and consultants of the Company and certain of its affiliates. No GRL Awards have been granted as of the date hereof under the GRL Incentive Plan. See “Statement of Executive Compensation – Description of GRL Incentive Plan”.

PRIOR SALES

The following table sets forth the Common Shares (or securities convertible into Common Shares) issued in the 12 month period prior to the date of this prospectus:

Date	Security	Number of Securities	Issue Price Per Security ($)	Aggregate Issue Price ($)
December 9, 2022	Common Shares	1	1.00	1.00	(1)
September 20, 2023	Common Shares	68,642,515	-	-	(2)
September 20, 2023	GRL Warrants	7,526,667	-	-	(3)
September 20, 2023	GRL Performance Warrants	3,617,016	-	-	(4)

Notes:

(1)	GRL issued one Common Share to GRI on December 9, 2022, being the date that GRL was incorporated. Such Common Share was cancelled for no consideration in connection with the Business Combination whereby, among other things, GRI became a wholly owned subsidiary of GRL. For more information, see “General Development of the Business of Greenfire – Business Combination”.
(2)	In connection with the Business Combination, an aggregate of 68,642,515 Common Shares were issued in exchange for GRI Common Shares (including, for certainty, the GRI Common Shares issued in exchange for GRI Bond Warrants pursuant to the Plan of Arrangement), MBSC Class A Common Shares (including, for certainty, the MBSC Class A Common Shares held by the PIPE Investors) and MBSC Class B Common Shares. The PIPE Investors subscribed for an aggregate of 4,177,091 MBSC Class A Common Shares at a purchase price of US$10.10 per MBSC Class A Common Share on September 20, 2023 pursuant to the PIPE Financing, and such MBSC Class A Common Shares were subsequently exchanged on a 1:1 basis with Common Shares pursuant to the Business Combination. For more information, see “General Development of the Business of Greenfire – Business Combination”.

(3)	7,526,667 GRL Warrants were issued to former securityholders of GRI and MBSC Sponsor in connection with the Business Combination. The GRL Warrants are governed by the terms of the Warrant Agreements and are exercisable by the holders thereof at a price of US$11.50 per Common Share. For more information, see “General Development of the Business of Greenfire – Business Combination” and “Options to Purchase Securities – GRL Warrants”.
(4)	3,617,016 GRL Performance Warrants were issued in exchange for the GRI Performance Warrants in connection with the Business Combination. The GRL Performance Warrants are governed by the terms of the GRL Performance Warrant Plan, and the weighted average exercise price of the currently outstanding GRL Performance Warrants is $3.15. No additional GRL Performance Warrants will be granted under the GRL Performance Warrant Plan. For more information, see “Options to Purchase Securities” and “Statement of Executive Compensation – Description of GRL Performance Warrant Plan”.

MARKET PRICE AND TRADING VOLUME

The Common Shares trade on the NYSE under the symbol “GFR”. On December 27, 2023, the closing price per Common Share on the NYSE was US$5.17.

Greenfire has also applied for listing of the Common Shares on the TSX under the symbol “GFR”. Such listing is subject to the approval of the TSX in accordance with the TSX’s initial listing requirements, and the TSX has not conditionally approved Greenfire’s listing application, and there is no assurance the TSX will approve Greenfire’s listing application. Listing on the TSX will be conditional upon Greenfire fulfilling all of the listing requirements and conditions of the TSX. See “Advisories – Forward-Looking Statements” and “Risk Factors”.

The following table shows the monthly range of high and low intraday prices and the total monthly volumes of the Common Shares on the NYSE, since the listing of the Common Shares on the NYSE on September 21, 2023, following closing of the Business Combination. Numbers have been rounded to the nearest whole cent.

	NYSE
	Price Range (US$ per share)		Trading
	High	Low	Volume (000s)
2023
September (21 to 31)	7.56	4.95	2,048
October	6.23	4.90	4,504
November	6.50	5.83	1,389
December (1 to 27)	6.03	4.85	233

ESCROWED SECURITIES

Lock-Up Agreement

At the Closing, GRL, the MBSC Sponsor, and certain other GRL Shareholders entered into the Lock-Up Agreement pursuant to which, among other things, each of the MBSC Sponsor and such other GRL Shareholders party thereto agreed, subject to certain customary exceptions (including for a pledge of equity securities to a financial institution or the enforcement of such pledge), not to (i) sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any equity securities of the Company, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any equity securities of the Company, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii) until the earliest of (a) the date that is 180 days after the Closing Date, (b) the date that the last reported closing price of a Common Share equals or exceeds US$12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days on the NYSE within any 30-day trading period commencing at least 75 days after the Closing Date, and (c) the date on which the Company completes a liquidation, merger, amalgamation, arrangement, share exchange, reorganization or other similar transaction that results in all the GRL Shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

Pledge of Securities

The Common Shares and GRL Warrants held by Spicelo Limited are subject to a Limited Recourse Guarantee and Securities Pledge Agreement dated July 21, 2022 entered into by Spicelo Limited in favour of certain lenders to a group of entities unrelated to Greenfire that are, together with Spicelo Limited, currently undergoing insolvency proceedings in Canada. In such insolvency proceedings, such lenders have sought to enforce against, and seize, the Common Shares and GRL Warrants held by Spicelo Limited. Such lenders have taken the position that if the Common Shares and GRL Warrants held by Spicelo Limited are transferred to the lenders such lenders will not be bound by the terms of the Lock-Up Agreement.

Each of Allard Services Limited and Annapurna Limited and Modro Holdings LLC have entered into a Pledge and Security Agreement dated December 21, 2023 (the “Pledge and Security Agreement”) whereby they have agreed to the pledge of Common Shares held by each such entity in support of a guarantee provided by each entity for the indebtedness of a third party. Allard Services Limited, Annapurna Limited and Modro Holdings LLC have pledged 14,320,878 Common Shares, 2,864,175 Common Shares and 1,692,909 Common Shares, respectively, pursuant to the Pledge and Security Agreement. Under the terms of the Pledge and Security Agreement, each of Allard Services Limited, Annapurna Limited and Modro Holdings LLC may not transfer the Common Shares subject to such agreement without the consent of the collateral agent under such agreement. GRL has entered into a letter agreement with the collateral agent under the Pledge and Security Agreement pursuant to which GRL has agreed not to take any actions hinder to delay any forfeiture of the pledged Common Shares to the collateral agent pursuant to the terms of the Pledge and Security Agreement.

Securities Subject to Lock-Up Agreement and/or Contractual Restrictions on Transfer

The following table shows the number and percentage of Common Shares and GRL Warrants currently subject to the terms of the Lock-Up Agreement:

Designation of Class	Number of Securities subject to Lock-Up Agreement and/or Contractual Restrictions on Transfer	Percentage of Class
Common Shares	40,686,135	59.3%
GRL Warrants	5,414,606	71.9%

Other than the Common Shares and GRL Warrants subject to the Lock-Up Agreement and the pledge of securities as described above, to the knowledge of Management of the Company, no other securities of GRL are subject to escrow provisions or contractual restrictions on transfer.

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides the name, age, municipality of residence, positions held with the Company, number of Common Shares beneficially owned or controlled or directed as of November 30, 2023 and principal occupation during the preceding five years of each of the current directors and executive officers of the Company.

Name, Age and Province and Country of Residence	Offices Held and Time as Director or Officer(1)	Number and Percentage of Common Shares Beneficially Owned or Controlled	Principal Occupation (for last 5 years)
Robert Logan Alberta, Canada Age: 42	President, Chief Executive Officer and a Director since September 2021	3,332,959/7.2%(2)	President and Chief Executive Officer of the Company since September 2021; prior thereto President and Chief Executive Officer of GAC; and prior thereto President and Chief Executive Officer of GHOPCO from 2016 to 2020.

Tony Kraljic Alberta, Canada Age: 49	Chief Financial Officer since October 2023	-/-%	Chief Financial Officer of the Company since October 2023; prior thereto Director, Corporate Strategy of the Company and Greenfire Resources Inc. from July 2023 to September 2023; and prior thereto, Chief Financial Officer at WesternZagros from August 2017 to May 2023.

Albert Ma Alberta, Canada Age: 42	Senior Vice President, Facilities and Engineering since September 2021	366,428/*%	Senior Vice President, Facilities and Engineering of the Company since September 17, 2021 prior thereto Vice President of Engineering at Greenfire Acquisition Corp. from December 2020 through April 2021; prior thereto Senior Facilities Engineer at GHOPCO from January 2020 through May 2020; and prior thereto DSC specialist at GHOPCO from 2018 to 2019.

Kevin Millar Alberta, Canada Age: 59	Senior Vice President, Operations and Steam Chief since September 2021	271,900/*%	Senior Vice President, Operations and Steam Chief of the Company since September 17, 2021 and prior thereto Steam Chief of Greenfire Oil and Gas Ltd. and GHOPCO from August 2018 to May 2020.

Crystal Park Alberta, Canada Age: 48	Senior Vice President, Corporate Development since September 2021	109,995/*%	Senior Vice President, Corporate Development of the Company since September 17, 2021 prior thereto Vice President of Business Development at Greenfire Acquisition Corp. from December 2020 through September 2021; prior thereto Senior Manager of Business Development at GHOPCO from April 2018 through May 2020.

Jonathan Klesch(3) London, United Kingdom Age: 47	Director since September 2021	5,499,506/8.6%(4)	Founder of Griffon Partners since 2020; and prior thereto 20 years at Klesch Group.

Name, Age and Province and Country of Residence	Offices Held and Time as Director or Officer(1)	Number and Percentage of Common Shares Beneficially Owned or Controlled	Principal Occupation (for last 5 years)
Julian McIntyre(5) London, United Kingdom Age: 48	Director since September 2021	19,871,539/30.5%(6)	Founder of Arq Limited since 2015.

Venkat Siva(7)(10) London, United Kingdom Age: 41	Director since September 2021	6,599,406/10.3%(8)	Chief Financial Officer of Arq Limited from 2015 to February 2023; and founding partner of McIntyre Partners since 2009.

Matthew Perkal(9)(10) New York, U.S.A. Age: 37	Director since September 2023	-/-%	Serves as a member of the management team for Brigade-M3 European Acquisition Corporation and as a Senior Director, and Head of Special Situations and SPACs at Brigade Chief; prior thereto Executive Officer of MBSC; and prior thereto Executive Vice President of MBSC.

William Derek Aylesworth(10) Alberta, Canada Age: 60	Director since September 2023	-/-%	Independent Businessman since April 2021; prior thereto, Chief Financial Officer of Seven Generations Energy Ltd. from March 2018 to April 2021.

* Less than 1%.

Notes:

(1)	Indicates date that director and/or officer became a director and/or officer of Greenfire or its predecessors, GRI or GAC, as applicable.
(2)	Includes the Common Shares issuable upon exercise of (i) 375,000 GRL Warrants and (ii) 1,397,796 GRL Performance Warrants.
(3)	Owned through Spicelo Limited, a company formed under the laws of Cyprus. The Common Shares and GRL Warrants held by Spicelo Limited are subject to a Limited Recourse Guarantee and Securities Pledge Agreement dated July 21, 2022 entered into by Spicelo Limited in favor of certain lenders to a group of entities unrelated to Greenfire that are, together with Spicelo Limited, currently undergoing insolvency proceedings in Canada. In such insolvency proceedings, such lenders have sought to enforce against, and seize, the Common Shares and GRL Warrants held by Spicelo Limited. Such lenders have taken the position that if the Common Shares and GRL Warrants held by Spicelo Limited are transferred to the lenders such lenders will not be bound by the terms of the Lock-Up Agreement.
(4)	Includes the Common Shares issuable upon exercise of 435,938 GRL Warrants.
(5)	Owned through Allard Services Limited, a company formed under the laws of the Isle of Man.
(6)	Includes the Common Shares issuable upon exercise of 1,575,187 GRL Warrants.
(7)	Owned through Annapurna Limited, a company formed under the laws of the Isle of Man.
(8)	Includes the Common Shares issuable upon exercise of 523,125 GRL Warrants.
(9)	Does not include any Common Shares or GRL Warrants to which this individual may be deemed to exercise control over as a result of his membership interest in M3-Brigade Sponsor III LP.
(10)	William Derek Aylesworth (Chair), Matthew Perkal and Venkat Siva are members of the Audit and Reserves Committee.

As at November 30, 2023 the current directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 36,051,733 Common Shares constituting approximately 52.5% of the issued and outstanding Common Shares.

Biographies of Executive Officers and Directors

Robert B. Logan, MPBE, P.Eng.

President, Chief Executive Officer and a Director

Mr. Logan is the President and Chief Executive Officer and a director of the Company. Prior to Greenfire’s inception in September, 2021, he was the President and Chief Executive Officer of GAC. Mr. Logan co-founded GHOPCO and its parent company, Greenfire Oil and Gas Ltd., in 2016. From 2016 to 2020, Mr. Logan was the President, Chief Executive Officer and a director of GHOPCO, which previously owned and operated the Demo Asset and entered into the NOI Proceedings in 2020. After the insolvency of GHOPCO, several private actions were commenced by former shareholders and creditors of GHOPCO, against certain directors and officers of GHOPCO, including Mr. Logan, alleging various claims with respect to their losses as shareholders and creditors of GHOPCO and seeking a derivative action. Prior to co-founding GHOPCO, he was the Asset Manager of the West Ells SAGD project from 2011 to 2016 for Sunshine Oilsands Ltd. He has held multiple roles in other thermal oil sands and SAGD developments including at Petrobank Energy Resources Ltd. on the Kerrobert and Whitesands toe-to-heel air injection (THAI) in-situ oil sands projects, the Statoil Canada Ltd. Leismer SAGD projects and with Petrospec Engineering. Mr. Logan graduated with a Bachelor of Science in Petroleum Engineering from the University of Alberta and holds a Master’s Degree in Petroleum Business Engineering from the Delft University of Technology in the Netherlands. He is a member of the Association of Professional Engineers and Geoscientists of Alberta as well as the Montana Board of Professional Engineers and Professional Land Surveyors.

Tony Kraljic

Chief Financial Officer

Mr. Kraljic was appointed the Chief Financial Officer of the Company on October 2023. From July 2023 to September 2023, Mr. Kraljic served as Director, Corporate Strategy of the Company and Greenfire. Prior to joining the Company, Mr. Kraljic was the Chief Financial Officer of Western Zagros Resources Ltd. (“WesternZagros”) from August 2017 to May 2023. Since commencing employment at WesternZagros in August 2012, Mr. Kraljic served as the principal financial officer of WesternZagros and was responsible for Finance and Accounting and Contracts and Procurement. Mr. Kraljic has over 25 years of finance, accounting, and tax experience. He has held multiple roles with CEDA International Corporation, Western Oil Sands Inc., Shell Canada and Arthur Anderson LLP. Mr. Kraljic holds a Bachelor of Commerce degree from the University of British Columbia and is a member of the Chartered Professional Accountants of Alberta.

Albert Ma, P.Eng.

Vice President, Facilities and Engineering

Mr. Ma is the Senior Vice President, Facilities and Engineering of the Company. Mr. Ma was a Vice President of Engineering at GAC from December 2020 through April 2021 and served as Senior Facilities Engineer at GHOPCO from January 2020 through May 2020. From 2018 to 2019, Mr. Ma was a DCS specialist at GHOPCO. Prior to joining the predecessor companies, he was the Engineering Manager of Surface Systems at Petrospec Engineering for over 13 years. Mr. Ma graduated with a Bachelor of Science in Computer Engineering from the University of Alberta, and he is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Kevin Millar

Senior Vice President, Operations and Steam Chief

Mr. Millar is the Senior Vice President, Operations and Steam Chief of the Company. Mr. Millar was the Steam Chief of Greenfire Oil and Gas Ltd. and GHOPCO. Mr. Millar has over 30 years of experience managing in-situ oils and facilities ranging from 5,000 bbls/d such as Sunshine Oilsands to 30,000 bbls/d at Greenfire Hangingstone Expansion, with extensive expertise leading the commissioning and start-up for SAGD Corp., cogeneration and power plants for Connacher Oil and Gas Limited, Pembina Pipelines Corporation, Sunshine Oilsands Ltd., MEG Energy Corp. and Nexen Inc. Mr. Millar holds a First-Class Power Engineer designation from the Southern Alberta Institute of Technology.

Crystal Park

Senior Vice President, Corporate Development

Ms. Park is the Senior Vice President of Corporate Development at Greenfire Resources. Ms. Park was the Vice President of Business Development at GAC from December 2020 through April 2021 and served as Senior Manager of Business Development at GHOPCO from December 2020 through September 2021. Ms. Park began her engineering career in facilities and production engineering at Crestar and Apache Canada and progressed into roles in corporate development and resource evaluations at AJM Deloitte, Enerplus, and Sunshine Oilsands. She has worked extensively in reserves, economic modelling, and consultant roles for Sproule, Pine Cliff Energy, and Devon Energy. Ms. Park graduated with a Bachelor of Science in Chemical Engineering from the University of Alberta and holds a Masters of Business Administration with a dual specialization in Finance and Global Energy Management from the University of Calgary. She is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Jonathan Klesch
Director

Mr. Klesch is the founder of Griffon Partners, an investment management company, with an emphasis on natural resources and infrastructure. Prior to founding Griffon Partners, Mr. Klesch spent over 20 years at the Klesch Group, which predominately owns and operates oil refineries. Mr. Klesch has extensive experience in commodities trading and structured finance transactions. Mr. Klesch holds a Bachelor of Arts in Finance from the School of Management at Boston University and has also received specialized training at Harvard Business School.

Julian McIntyre
Director

Mr. McIntyre is the founder of Arq Limited, an energy and chemicals technology business, which he started in 2015. Mr. McIntyre was also the founder of a large natural gas operator in the Rocky Mountains and founded Rift Petroleum, an African oil and gas exploration and production company that was sold to Tower Resources plc. Prior to that, in 2000, Mr. McIntyre founded Gateway Communications, a pan-African telecoms company that dealt with the provision of satellite and terrestrial private networks for multinationals operating in Africa. Mr. McIntyre holds a Bachelor of Science in Computer Science from the Queen Mary College, University of London.

Venkat Siva
Director

Mr. Siva was the Chief Financial Officer of Arq Limited, an energy and chemicals technology business, founded in 2015, until its reorganization and sale transaction in February 2023, where he was responsible for fundraising, corporate finance, financial planning and reporting. Mr. Siva is a founding partner of McIntyre Partners since 2009. At McIntyre Partners, he leads the due-diligence, deal execution and investment management efforts across several transactions in the energy, bulk commodities and infrastructure sectors. Prior to joining McIntyre Partners, Mr. Siva worked as a corporate finance banker within Goldman Sachs’ mergers and acquisition team. Mr. Siva holds an MBA from the Indian Institute of Management of Bangalore.

Matthew Perkal
Director

Prior to the Business Combination, Matthew Perkal served as MBSC’s Chief Executive Officer and as Executive Vice President of MBSC. Mr. Perkal continues to serve as a member of the management team for Brigade-M3 European Acquisition Corporation and as a Senior Director, and Head of Special Situations and SPACs at Brigade. Mr. Perkal has led MBSC’s industry coverage for various sectors including retail, consumer, gaming and lodging, and has structured and led many of the firm’s successful deals in the private credit space including Barney’s and Sears. Mr. Perkal currently serves on Guitar Center Inc.’s board of directors. Prior to joining Brigade, Mr. Perkal worked at Deutsche Bank as an Analyst in the Leveraged Finance Group. In that capacity, Mr. Perkal also spent time on the Leveraged Debt Capital Markets Desk, selling both bank and bond deals. Mr. Perkal received a BS in Economics with a concentration in Finance and Accounting from the University of Pennsylvania’s Wharton School. Additionally, Mr. Perkal serves on The One Love Foundation’s New York Board.

William Derek Aylesworth
Director

William Derek Aylesworth has over 20 years of experience in the Canadian oil and gas industry. He has served as the Chief Financial Officer of Seven Generations Energy Ltd., an oil and gas producer operating in western Canada, between March 2018 to April 2021. He has previously served as the CFO of Baytex Energy Corp. (NYSE:BTX) between November 2005 until June 2014. Mr. Aylesworth holds a Bachelor of Commerce degree and is a Chartered Professional Accountant with expertise in taxation and has experience as a tax advisor in both the oil and gas industry and public practice in Calgary.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed below, no director or executive officer of Greenfire, is as at the date hereof, or has been within the 10 years before the date hereof a director, chief executive officer or chief financial officer of any company (including Greenfire) that: (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

Other than as disclosed below, no director or executive officer of Greenfire, or a shareholder holding a sufficient number of securities of Greenfire to affect materially the control of Greenfire: (i) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Greenfire) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

From 2016 to 2020, Mr. Logan was the President and a director of Greenfire Oil and Gas Ltd. and GHOPCO, which previously owned and operated the Demo Asset and entered into the NOI Proceedings in 2020. After the insolvency of GHOPCO, several private actions were commenced by former shareholders and creditors of GHOPCO, against certain directors and officers of GHOPCO, including Mr. Logan, alleging various claims with respect to their losses as shareholders and creditors of GHOPCO and seeking a derivative action.

On August 25, 2023, a group of entities including, but not limited to, Griffon Partners Operation Corp. (“GPOC”) Griffon Partners Holding Corp. (“GPHC”) and Griffon Partners Capital Management Ltd. (“GPCM”), each filed Notices of Intention to Make a Proposal pursuant to the provisions of the BIA. As at December 28, 2023 Mr. Klesch is a director of each of GPOC, GPHC and GPCM.

No director or executive officer of Greenfire, or a shareholder holding a sufficient number of securities of Greenfire to affect materially the control of Greenfire (or any personal holding company of such person), has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Majority Voting for Directors

The GRL Board has adopted a policy (the “Majority Voting Policy”) stipulating that if the number of Common Shares voted in favor of the election of a particular director nominee at a GRL Shareholders’ meeting is less than the number of Common Shares withheld from voting for that nominee, the nominee will immediately submit his or her resignation to the GRL Board, with the resignation to take effect when and if such resignation is accepted by the GRL Board. The ESG and Compensation Committee (if such a committee has been established) will consider the director’s offer to resign and will make a recommendation to the GRL Board as to whether or not to accept the resignation. The ESG and Compensation Committee will be expected to recommend acceptance of the resignation except in exceptional circumstances.

The GRL Board will consider the ESG and Compensation Committee’s recommendation, or if no ESG and Compensation Committee has been established to consider the director’s offer to resign, will make a decision as to whether to accept the director’s offer to resign within 90 days of the date of the meeting. The decision of the GRL Board will be announced by way of a press release, which, if the GRL Board has decided to reject such resignation, will include the reasons for rejecting the resignation. No director who is required to tender his or her resignation shall participate in the deliberations or recommendations of the governance committee or the GRL Board. The GRL Board shall accept the resignation absent any exceptional circumstances.

Advance Notice Provisions

Greenfire has adopted advance notice provisions in the GRL Bylaws regarding advance notice of nominations of directors of Greenfire (the “Advance Notice Provisions”). The Advance Notice Provisions provides that advance notice to Greenfire must be made in circumstances where nominations of persons for election to the GRL Board are made by GRL Shareholders other than pursuant to: (a) a “proposal” made in accordance with the ABCA; or (b) a requisition of a meeting made pursuant to the ABCA.

The Advance Notice Provisions fix a deadline by which GRL Shareholders must submit director nominations to the Chief Financial Officer of Greenfire prior to any annual or special meeting of GRL Shareholders and outlines the specific information that a nominating GRL Shareholder must include in the written notice to the Chief Financial Officer of Greenfire for an effective nomination to occur. No person nominated by a GRL Shareholder will be eligible for election as a director of Greenfire unless nominated in accordance with the provisions of the Advance Notice Provisions.

In the case of an annual meeting of GRL Shareholders, notice to the Chief Financial Officer of Greenfire must be made not less than 30 days; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of GRL Shareholders (which is not also an annual meeting), notice to Greenfire must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Notwithstanding the above provisions, if notice-and-access (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of an annual or special meeting of GRL Shareholders and the first public announcement of the date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice to the Chief Financial Officer must be received not later than the close of business on the 40th day before the date of the applicable meeting.

The nomination procedures in the Advance Notice Provisions shall not apply to any individuals nominated as a director by the MBSC Sponsor pursuant to the Investor Rights Agreement.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Greenfire will be subject in connection with the operations of Greenfire. In particular, certain of the directors and officers of Greenfire are involved in managerial or director positions with other oil and natural gas companies whose operations may, from time to time, be in direct competition with those of Greenfire or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Greenfire. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided in the ABCA. As at the date hereof, Greenfire is not aware of any existing material conflicts of interest between Greenfire and any director or officer of Greenfire.

STATEMENT OF EXECUTIVE COMPENSATION

Prior to the date of the prospectus, neither GRL nor any of its predecessor entities were “reporting issuers” in any jurisdiction of Canada. As such, in accordance with Form 51-102F6, GRL is not required to provide information related to the historic compensation of Greenfire; however, GRL has provided certain historic information relating to Greenfire’s executive compensation practices in this prospectus, including summary information about the compensation received by the Named Executive Officers (as defined below) in 2022, to provide readers with an understanding of how the executive officers have been compensated in the past.

In addition, this prospectus contains information about the expected executive compensation programs of Greenfire going forward to the extent known as of the date of this prospectus.

Historic Executive Officer Compensation

Philosophy

Greenfire’s executive compensation program was designed to attract and retain high performing leaders and value creators. In efforts to continue Greenfire’s path for sustainable growth, the board of directors of GRI (the “GRI Board”) supported executive compensation that reinforced engagement, continuous improvement and optimized corporate performance. Greenfire’s approach to executive compensation was viewed as competitive with peer Canadian oil and gas companies where there is substantial upside for high performance and downside for under performance.

The objectives of the program were to provide competitive wages as compared to Greenfire’s peers, emphasize pay for performance through an annual short-term incentive program, and at-risk compensation that aligned executives’ and stakeholders’ interests for value creation. Through this executive compensation program, Greenfire historically offered executive officers cash compensation in the form of base salary and discretionary bonuses. Greenfire’s executive officers also historically participated in the GRI Equity Plan, pursuant to which they received equity compensation in the form of GRI Performance Warrants, which were only exercisable upon the happening of certain pre-determined events. In addition to wages and incentive program compensation, executive officers also received health, dental and wellness benefits, which health, dental and wellness benefits were also provided to all employees of Greenfire.

Review and Governance

Historically, the GRI Board did not have a compensation committee or other committee responsible for establishing or making recommendations with respect to the compensation programs for the executive officers. The compensation of GRI’s CEO was set by the GRI Board and the compensation of Greenfire’s other NEOs was set by the CEO in consultation with the GRI Board.

Historical Elements of Executive Compensation

Historically, GRI strived to ensure that every employee understood how they contributed and impacted the results of the organization. Greenfire’s executive compensation framework included a combination of guaranteed and variable pay based on performance. There were three elements to executive officer total compensation with weighted emphasis on variable components of pay for performance and performance based equity compensation.

GRI’s compensation framework had three elements: (1) guaranteed pay, (2) incentive compensation, and (3) benefits and other compensation as described below.

Guaranteed Pay — Annual Base Salary

Base salary was the fixed component of total direct compensation for the executive officers, and was intended to attract and retain executives, providing a competitive amount of income certainty. These annual salaries were determined by analyzing similar sized oil and gas companies.

Incentive Compensation — Annual Bonuses and Performance Based Equity Compensation

Short-Term Incentive — Annual Bonus – In consultation with Lane Caputo, in December 2023, the GRL Board determined bonus target levels for the executive officers under a new short-term incentive program with the CEO eligible for a cash bonus of up to the full amount of his base salary, senior vice-presidents eligible for bonuses of up to two-thirds of their respective base salaries and vice-presidents eligible for bonuses of up to one-half of their respective base salaries. The actual amount of the bonuses up to the target level will be determined based on corporate and individual performance, with the amount of the bonuses for executive officers primarily based on corporate performance. Bonus amounts for 2023 performance for executive officers and employees are expected to be determined and paid early in the first quarter of 2024.

Long-Term Incentive — Equity Based Compensation – Executive officers historically participated in the GRI Equity Plan with all other employees. The purpose of the GRI Equity Plan was to provide an incentive to the directors, officers, employees, consultants and other personnel of Greenfire to achieve the longer-term objectives of Greenfire, to give suitable recognition to the ability and profession of such persons who contribute materially to the success of Greenfire, and to attract to and retain in the employ of Greenfire, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in Greenfire. The GRI Performance Warrants contained both time vesting and performance vesting conditions in order to provide a retention incentive and an incentive for holders of the GRI Performance Warrants to work towards Greenfire achieving certain corporate performance targets.

Pursuant to the Plan of Arrangement, the GRI Equity Plan was amended and restated by the GRL Performance Warrant Plan. In accordance with the Plan of Arrangement, holders of GRI Performance Warrants received their pro rata share of the Cash Consideration in exchange for the surrender of a portion of the GRI Performance Warrants held by such holders. The remainder of the GRI Performance Warrants continued to remain outstanding following Closing, provided that such GRI Performance Warrants were converted into GRL Performance Warrants (with adjustments to the exercise price and number of Common Shares underlying such GRL Performance Warrants based on the share exchange ratio in the Plan of Arrangement) governed by the GRL Performance Warrant Plan, which entitle the holders thereof to purchase Common Shares in lieu of GRI Common Shares. All time vesting and performance vesting conditions of the GRI Performance Warrants were deemed to be satisfied or accelerated as a result of completing the Business Combination and as such the GRL Performance Warrants are now considered fully vested and exercisable. No further GRL Performance Warrants will be granted pursuant to the GRL Performance Warrant Plan.

Benefits and Other Compensation

Greenfire provides executives with other compensation in the form of group health, dental and insurance benefits; sick leave (salary continuance) and long-term disability; business travel medical insurance; out of country medical insurance; parking benefits; health care spending accounts; employee assistance program and life insurance. Greenfire offers these benefits consistent with local market practice. Greenfire also provides field based executives a camp and isolation allowance, travel allowances and compensation to reflect specialized technical designations.

Summary Compensation Table

The following table sets forth, for the year ended December 31, 2022 information concerning the compensation paid to the President and CEO, the Chief Financial Officer, the Senior Vice President, Engineering, the Senior Vice President, Operations and the Vice-President, Operations & Projects (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers” or “NEOs”).

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary(1) ($)	Option- based awards(2) ($)	Share- based awards ($)	Annual incentive plans(3) ($)	Long-term incentive plans ($)	Pensi-on value ($)	All other compen-sation(4) ($)	Total compensation ($)
Robert Logan President and CEO	2022	416,000	2,296,957		100,000	-	-	59,283	2,872,240
David Phung(5) Chief Financial Officer	2022	416,000	559,328	-	100,000	-	-	58,833	1,134,161
Albert Ma Senior Vice President, Engineering	2022	321,235	198,930	-	77,220	-	-	214,105	811,490
Kevin Millar Senior Vice President, Operations	2022	356,928	154,798	-	85,800	-	-	240,139	837,665
Darren Crawford Vice President, Operations & Projects	2022	292,681	85,521	-	70,420	-	-	177,431	626,053

Notes:

(1)	“Salary” represents the dollar value of cash earned by executive officers in the fiscal year ending December 31, 2022.
(2)	Based on the grant date fair value of the GRI Performance Warrants. The grant date fair value for compensation purposes is calculated using Black-Scholes Option pricing methodology. Key assumptions used in the pricing model for 2022 were: dividend yield: nil; expected volatility: 60%; risk-free interest rate: 1.46%; and weighted average life: 3-5 years. The Black-Scholes Option pricing methodology was selected due to its acceptance as an appropriate valuation model used by similar sized oil and gas companies.
(3)	Represents bonuses earned by the executive officers for services in the fiscal year of 2022.
(4)	Represents other benefits provided to the executive officers, including vacation, retirement fund matching, flex spending accounts, camp and isolation allowance, travel allowance, health benefits, specialized technical designation compensation, life insurance, dependent life insurance, accidental death in CAD dollars & dismemberment, parking, executive medical assessments, health spending accounts, and additional Best Doctor’s coverage and loan settlements under the long term retention program.
(5)	David Phung ceased to be the Chief Financial Officer of GRL on October 1, 2023.

Anticipated Executive Officer Compensation

At the time of filing this prospectus, the GRL Board is in the process of determining the philosophy and design of GRL’s executive officer compensation programs. GRL has engaged Lane Caputo as an independent compensation consultant to help Greenfire design appropriate executive officer compensation programs that are both competitive and in-line with Greenfire’s peer oil and gas companies. The following is a description of GRL’s executive officer compensation programs that are known as of the date of this prospectus.

Named Executive Officers

It is anticipated that going forward the Named Executive Officers of GRL will include Robert Logan, President and CEO, Tony Kraljic, Chief Financial Officer, Albert Ma, Senior Vice President, Engineering, Kevin Millar, Senior Vice President, Operations & Steam Chief and Darren Crawford, Vice President, Operations & Projects. Tony Kraljic replaced David Phung as the Chief Financial Officer of GRL in October 2023.

Philosophy

It is anticipated that GRL’s executive compensation program will continue to be based on the same philosophy as described above under the heading “Historic Executive Officer Compensation – Philosophy” subject to any recommendations from Lane Caputo (or any other compensation consultant that may be engaged) that are acted upon.

Review and Governance

On Closing of the Business Combination, the GRL Board approved a mandate for the ESG and Compensation Committee. Under its mandate, the ESG and Compensation Committee shall be comprised of two members or such greater number as the GRL Board may from time to time determine, whom a majority of which shall be independent. As of the date of this prospectus, the GRL Board has not yet established the directors to be appointed to serve on the ESG and Compensation Committee. Among its other responsibilities, under its mandate, the ESG and Compensation Committee will be responsible for administering GRL’s compensation programs and reviewing and making recommendations to the GRL Board concerning the level and nature of the compensation payable to GRL’s directors and executive officers.

For a full description of the expected responsibilities of the ESG and Compensation Committee, see the mandate of the ESG and Compensation Committee, which is attached to this prospectus as Schedule “G”.

Anticipated Elements of GRL Executive Compensation

It is anticipated that GRL’s executive compensation framework will be similar to the historic executive officer compensation of GRI and will include a combination of guaranteed and variable pay based on performance. There is expected to be three elements to executive total compensation to be paid to the executive officers of GRL with weighted emphasis on variable components of pay for performance and performance based equity compensation.

GRL’s compensation framework is anticipated to have three elements: (1) guaranteed pay, (2) incentive compensation, and (3) benefits and other compensation as described below.

Guaranteed Pay — Annual Base Salary

Much like GRI, base salary paid to GRL’s executive officers will be the fixed component of total direct compensation, and will be intended to attract and retain executives, providing a competitive amount of income certainty. As of the date hereof, the annual salaries of Named Executive Officers have been set as follows:

Name	Annual Salary ($)
Robert Logan, President and CEO	$436,800.00
Tony Kraljic, Chief Financial Officer	$340,000.00
Albert Ma, Senior Vice President, Engineering	$340,000.00
Kevin Millar, Senior Vice President, Operations	$374,774.40
Darren Crawford, Vice President, Operations & Projects	$307,315.01

Incentive Compensation — Annual Bonuses and Performance Based Equity Compensation

Short-Term Incentive — Annual Bonus – As of the date of this prospectus, the GRL Board has not established a formal structure for determining when executive officers will be eligible for annual cash bonuses and for determining the amounts of such bonuses. Executive officers will continue to be eligible to receive discretionary bonuses, as determined by the GRL Board with all other employees. In awarding these discretionary bonuses the GRL Board and executive management anticipates considering corporate, team and individual performance. Lane Caputo is assisting the GRL Board in establishing the parameters for Greenfire’s annual short-term incentive program to ensure that such program provides competitive compensation relative to Greenfire’s peers and provides appropriate incentive for executive officers to achieve corporate performance goals.

Long-Term Incentive — Equity Based Compensation – As noted above, executive officers historically participated in the GRI Equity Plan with all other employees by receiving grants of GRI Performance Warrants. As noted above, a portion of the GRI Performance Warrants held by the executive officers continued to remain outstanding following Closing, provided that such GRI Performance Warrants were converted into GRL Performance Warrants (with adjustments to the exercise price and number of Common Shares underlying such GRL Performance Warrants based on the share exchange ratio in the Plan of Arrangement) governed by the GRL Performance Warrant Plan, which entitle the holders thereof to purchase Common Shares in lieu of GRI Common Shares. All time vesting and performance vesting conditions of the GRI Performance Warrants were deemed to be satisfied or accelerated as a result of completing the Business Combination and as such the GRL Performance Warrants are now considered fully vested and exercisable. No further GRL Performance Warrants will be granted pursuant to the GRL Performance Warrant Plan.

A summary of the key terms of the GRL Performance Warrant Plan is set out below under the heading “ – Description of GRL Performance Warrant Plan”, which is qualified in its entirety by the full text of the GRL Performance Warrant Plan.

The following table sets forth, for each Named Executive Officer, all GRL Performance Warrants outstanding as at November 30, 2023.

Name	Number of Common Shares underlying unexercised GRL Performance Warrants	GRL Performance Warrant exercise price ($)	GRL Performance Warrant expiration date	Value of unexercised in-the- money GRL Performance Warrants(1) ($)
Robert Logan President and CEO	210,775 491,303 695,718	2.14 2.36 2.84	February 2, 2032 February 2, 2032 February 2, 2032	1,249,895.75 2,805,340.13 3,638,605.14
Tony Kraljic(2) Chief Financial Officer	Nil	Nil	Nil	Nil
Albert Ma Senior Vice President, Engineering	20,228 40,691 42,837	2.15 2.36 2.84	February 2, 2032 February 2, 2032 February 2, 2032	119,749.76 232,345.61 224,037.51
Kevin Millar Senior Vice President, Operations	15,711 31,692 34,072	2.15 2.36 2.84	February 2, 2032 February 2, 2032 February 2, 2023	93,009.12 180,961.32 178,196.56
Darren Crawford Vice President, Operations & Projects	8,657 17,530 19,485	2.15 2.36 2.84	February 2, 2032 February 2, 2032 February 2, 2032	51,249.44 100,096.30 101,906.55

Notes:

(1)	The closing price of the Common Shares on the NYSE on November 30, 2023 was US$5.94 or CDN$8.07 based on the exchange rate of US$1.00=CDN$1.3582 in effect on November 30, 2023 as reported by the Bank of Canada.
(2)	Tony Kraljic became the Chief Financial Officer of GRL on October 2023 and as such does not hold any GRL Performance Warrants.

On closing of the Business Combination on September 20, 2023, the GRL Board adopted the GRL Incentive Plan. The GRL Incentive Plan is designed to provide flexibility to GRL to grant equity-based incentive awards in the form of GRL Options, GRL Share Units and GRL DSUs under a single, streamlined plan. As at the date of this prospectus, no GRL Options, GRL Share Units or GRL DSUs have been granted under the GRL Incentive Plan. Although as noted above, the GRL Board is still in the process of determining the philosophy and design of our director and executive officer compensation plans and programs going forward, it is anticipated that executive officers, employees and consultants of Greenfire may receive grants of GRL Share Units (which may be restricted share units or performance share units) and/or GRL Options and non-executive directors may receive grants of GRL DSUs under the GRL Incentive Plan. Lane Caputo is assisting the GRL Board in establishing the parameters for grants and terms of GRL Share Units and/or GRL Options to executive officers of GRL to ensure that such program provides competitive long-term incentive compensation relative to Greenfire’s peers.

A summary of the key terms of the GRL Incentive Plan is set out below under the heading “GRL Incentive Plan”, which is qualified in its entirety by the full text of the GRL Incentive Plan.

Benefits and Other Compensation

GRL intends to continue to provide executive officers with other compensation in the form of group health, dental and insurance benefits; sick leave (salary continuance) and long-term disability; business travel medical insurance; out of country medical insurance; parking benefits; health care spending account; employee assistance program and life insurance. GRL also expects to provide field based executive officers a camp and isolation allowance, travel allowances and compensation to reflect specialized technical designations.

Pension Plan Benefits

GRL does not have a pension plan or similar benefit program and it does not anticipate implementing a pension plan or similar benefit program.

Executive Officer Employment Agreement

As at the date of this prospectus, each of the Named Executive Officers had entered into executive employment agreements with Greenfire, which are described below.

Robert Logan, President and CEO

On January 28, 2021, Robert Logan entered into an executive employment agreement with GAC covering the terms and conditions of his employment as President and CEO. Pursuant to his employment agreement, if terminated without just cause, Mr. Logan would be entitled to severance payments including (i) six months of his salary plus one month of salary for each year of service to Greenfire, and (ii) a pro rata bonus for the severance period based on milestones achieved for the year of termination, as determined by the GRL Board. Such payments would be subject to Mr. Logan signing a release of any potential claims. Mr. Logan’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post- termination.

Tony Kraljic, Chief Financial Officer

Effective October 2023, Tony Kraljic entered into an employment agreement with Greenfire Resources Employment Corporation, covering the terms and conditions of his employment as Chief Financial Officer. Pursuant to his employment agreement, if terminated without just cause, Mr. Kraljic would be entitled to severance payments including the pro-rata Base Salary earned for services rendered up to and including the Termination Date; (b) any accrued vacation pay and reimbursable expenses owing up to and including the Termination Date; and (c) a lump-sum severance payment in an amount equal six (6) months of his then Base Salary, plus an additional one (1) month of your then Base Salary for each full year of employment between the Start Date and the Termination Date up to a maximum of eighteen (18) months; (d) an amount equal to the average of the annual bonuses, if any, paid to the Employee or awarded but not yet paid to the Employee in the two (2) calendar years prior to the calendar year in which the Termination Date falls, pro-rated over the number of months of eligible severance to compensate the Employee for loss of bonus eligibility; (e) an amount equal to fifteen percent (15%) of the Base Salary as at the termination date to compensate the Employee for loss of eligibility for benefits and perquisites of employment.

Albert Ma, Senior Vice President, Engineering

Effective December 21, 2020, Albert Ma entered into an executive employment agreement with Greenfire Hangingstone Operating Corporation, which contract was assigned to Greenfire Resources Employment Corporation effective January 1, 2022, covering the terms and conditions of his employment as Vice President, Facilities and Engineering. Pursuant to his employment agreement, if terminated without just cause, Mr. Ma would be entitled to severance payments including four weeks of his salary for every year of service, plus other entitlements as set out in the Employment Standards Code (Alberta) (the “Alberta Code”). Mr. Ma’s employment agreement contains customary confidentiality and proprietary information provisions.

Kevin Millar, Senior Vice President, Operations

Effective January 1, 2022, Kevin Millar entered into an executive employment agreement with Greenfire Resources Employment Corporation covering the terms and conditions of his employment as Senior Vice President, Operations. Pursuant to his employment agreement, if terminated without just cause, Mr. Millar would be entitled to severance payment in an amount equal to four weeks of his salary as at the termination date for each full or partial year of employment. Such payment in excess of such minimum severance as set out in the Alberta Code would be subject to Mr. Millar signing a release of any potential claims. Mr. Millar’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non-solicitation covenants for one year post-termination.

Darren Crawford, Vice President, Operations & Projects

Effective January 1, 2022, Darren Crawford entered into an executive employment agreement with Greenfire Resources Employment Corporation covering the terms and conditions of his employment as Vice President, Operations & Projects. Pursuant to his employment agreement, if terminated without just cause, Mr. Crawford would be entitled to severance payment in an amount equal to four weeks of his salary as at the termination date for each full or partial year of employment. Such payment in excess of such minimum severance as set out in the Alberta Code would be subject to Mr. Crawford signing a release of any potential claims. Mr. Crawford’s employment agreement contains customary confidentiality and proprietary information provisions, as well as employee and consultant non- solicitation covenants for one year post-termination.

Description of GRL Performance Warrant Plan

A summary of the key terms of the GRL Performance Warrant Plan is set out below, which is qualified in its entirety by the full text of the GRL Performance Warrant Plan.

Common Shares Subject to the GRL Performance Warrant Plan

As noted above, no more GRL Performance Warrants may be granted under the GRL Performance Warrant Plan. There are presently 3,617,016 Common Shares issuable on exercise of outstanding GRL Performance Warrants representing 5.73% of the issued and outstanding Common Shares as at the date of this prospectus. All of the GRL Performance Warrants are held by officers, employees and consultants of Greenfire.

Description of the GRL Performance Warrants

As noted above the GRL Performance Warrants were originally granted as GRI Performance Warrants and were subject to both time vesting and performance vesting conditions. In addition, the GRI Performance Warrants were granted in different series with each having a different exercise price. As a result of the Business Combination and in accordance with the terms of the GRI Equity Plan, all of the time vesting and performance warrant conditions were deemed to be satisfied and the GRI Performance Warrants were converted into GRL Performance Warrants (with adjustments to the exercise price and number of Common Shares underlying such GRL Performance Warrants based on the share exchange ratio in the Plan of Arrangement). Each GRL Performance Warrant entitles the holder to purchase one Common Share (subject to adjustment in accordance with the GRL Performance Warrant Plan). The following table shows the number of GRL Performance Warrants outstanding and the exercise prices of such GRL Performance Warrants:

Number of GRL Performance Warrants	GRL Performance Warrant exercise price ($)(1)
3,617,016	3.15

Note:

(1)	Represents the weighted average exercise price of the currently outstanding GRL Performance Warrants.

All of the GRL Performance Warrants have an expiry date of ten years from the date of the original grant of the GRI Performance Warrants. All GRI Performance Warrants were granted during 2022 and 2023 and as such all outstanding GRL Performance Warrants are set to expire in 2032 and 2033 (subject to early expiry in accordance with the terms of the GRL Performance Warrant Plan).

If permitted by the GRL Board at the time of exercise, a GRL Performance Warrant may be exercised on a “cashless exercise” basis. Pursuant to a cashless exercise, a holder would surrender such GRL Performance Warrants for a number of Common Shares equal to (a) the difference between the Market Value of a Share and the exercise price of such GRL Performance Warrants; divided by (b) the Market Value of Share; multiplied by (c) the number of GRL Performance Warrants being exercised.

Adjustments for Dividends

The exercise price of any outstanding GRL Performance Warrant shall be reduced on each date a dividend is paid on the Common Shares by an amount equal to the dividend paid; provided that the exercise price of any GRL Performance Warrant shall never be less than $0.01. Notwithstanding the foregoing, if on date a dividend is paid on the Common Shares, the GRL Board determines in its sole discretion to make a payment to any holder of GRL Performance Warrants equivalent to the amount of such dividend there shall be no adjustment to the exercise price of any GRL Performance Warrants held by such holder.

Black-out Periods

If a GRL Performance Warrant expires during, or within seven business days after, a routine or special trading blackout period imposed by GRL to restrict trades in GRL’s securities, then, subject to certain exceptions, the GRL Performance Warrant shall expire seven business days after the expiration of the blackout period.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the GRL Performance Warrant Plan, including resignation, termination for cause, termination without cause, and death, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	GRL Performance Warrant Provisions
Resignation or Termination without Cause

Each GRL Performance Warrant held by such holder shall cease to be exercisable on the earlier of (A) thirty (30) days after the participant’s termination date and

(B) the expiry date of such GRL Performance Warrant as set forth in the applicable grant agreement, after which such vested GRL Performance Warrant will expire.

Termination for Cause	All GRL Performance Warrants shall terminate immediately upon the holder’s termination date.

Event	GRL Performance Warrant Provisions
Death	Each GRL Performance Warrant held by such holder at the time of death may be exercised by the legal representative of the participant, provided that any such GRL Performance Warrant shall cease to be exercisable on the earlier of (A) the date that is one year after the participant’s death or (B) the expiry date of such GRL Performance Warrant as set forth in the applicable grant agreement, after which such vested GRL Performance Warrant will expire.

Retirement	Each GRL Performance Warrant held by such holder at the time of retirement may be exercised by the holder, provided that any such GRL Performance Warrant shall cease to be exercisable on the earlier of (A) the date that is one year after the participant’s retirement or (B) the expiry date of such GRL Performance Warrant as set forth in the applicable grant agreement, after which such vested GRL Performance Warrant will expire.

Non-Transferability of Awards

Each GRL Performance Warrant is not assignable or transferable either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution unless otherwise agreed by the GRL Board.

Amendments to the GRL Performance Warrant Plan

Subject to certain exceptions, the GRL Board may from time to time, without notice and without approval of the GRL Shareholders, amend, modify, change, suspend or terminate the GRL Performance Warrant Plan or any GRL Performance Warrants granted pursuant thereto as it, in its discretion, determines appropriate.

Notwithstanding the above, the GRL Board shall be required to obtain the approval of the GRL Shareholders to make the following amendments:

1.	increase the number of Common Shares that are available to be issued pursuant to granted and outstanding GRL Performance Warrants at any time;

2.	extend the expiry date of any outstanding GRL Performance Warrants;

3.	make any reduction in the exercise price of a GRL Performance Warrant except in accordance with the terms of the GRL Performance Warrant Plan;

4.	permit the transfer or assignment of GRL Performance Warrants, except in the case of death of a Grantee; or

5.	make any amendments to the amendment provision of the GRL Performance Warrant Plan.

Description of GRL Incentive Plan

A summary of the key terms of the GRL Incentive Plan is set out below, which is qualified in its entirety by the full text of the GRL Incentive Plan.

Administration of the GRL Incentive Plan

The GRL Incentive Plan is administered and interpreted by the GRL Board, which may delegate its authority to a committee or plan administrator appointed by the GRL Board, including the ESG and Compensation Committee, when and if established. The GRL Board determines which directors, officers, consultants and employees are eligible to receive GRL Awards under the GRL Incentive Plan, the time or times at which GRL Awards may be granted, the conditions under which GRL Awards may be granted or forfeited to GRL, the number of Common Shares to be covered by any award, the exercise price of any GRL Option, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any GRL Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any GRL Award, based on such factors as the GRL Board may determine.

Eligibility

The following individuals (collectively, “Eligible Participants”) are eligible to participate in the GRL Incentive Plan: (i) in respect of a grant of GRL Options or GRL Share Units, any director, executive officer, employee or consultant of GRL or any of its subsidiaries; and (ii) in respect of a grant of GRL DSUs, any director who is not otherwise an employee or executive officer of GRL or any of its subsidiaries. The extent to which any Eligible Participant is entitled to receive a grant of a GRL Award pursuant to the GRL Incentive Plan will be determined in the sole and absolute discretion of the GRL Board.

Common Shares Subject to the GRL Incentive Plan

The aggregate maximum number of Common Shares reserved for issuance under the GRL Incentive Plan shall not exceed 10% of GRL’s issued and outstanding Common Shares from time to time, less any Common Shares underlying securities granted under any other share compensation arrangements of GRL, if any, including Common Shares issuable on exercise of GRL Performance Warrants under the GRL Performance Warrant Plan.

The GRL Incentive Plan is considered to be an “evergreen” plan as Common Shares covered by GRL Awards which have been settled will be available for subsequent grant under the GRL Incentive Plan, and the number of GRL Awards that may be granted under the GRL Incentive Plan increases if the total number of issued and outstanding Common Shares increases. As such, the GRL Incentive Plan must be approved by the majority of GRL’s Board and GRL Shareholders every three (3) years following its adoption pursuant to the requirements of the TSX.

There are presently no GRL Awards outstanding under the GRL Incentive Plan. There are presently 68,642,515 issued and outstanding Common Shares and 3,617,016 Common Shares issuable on exercise of outstanding GRL Performance Warrants. As a result, GRL Awards entitling the holders thereof to receive a maximum of 6,864,251 Common Shares on exercise or settlement of such GRL Awards are available for grant under the GRL Incentive Plan.

Insider Participation Limit, Individual Limits, Annual Grant Limits and Independent Director Limits

The GRL Incentive Plan provides that the maximum number of Common Shares: (a) issuable to insiders at any time; and (b) issued to insiders within any one year period, under the GRL Incentive Plan, or when combined with all of GRL’s other share compensation arrangements, cannot exceed 10% of issued and outstanding Common Shares.

Types of Awards

The GRL Incentive Plan provides for the grant of GRL Options, GRL Share Units and GRL DSUs, which are described below.

Stock Options

A GRL Option entitles a holder thereof to purchase a prescribed number of Common Shares from treasury at an exercise price set at the time of the grant. The GRL Board will establish the exercise price at the time each GRL Option is granted, which exercise price must in all cases be not less than the Market Value of a Share. If permitted by the GRL Board at the time of exercise, a GRL Option may be exercised on a “cashless exercise” basis. Pursuant to a cashless exercise, a holder would surrender such GRL Options for a number of Common Shares equal to (a) the difference between the Market Value of a Share and the exercise price of such GRL Options; divided by (b) the Market Value of Share; multiplied by (c) the number of GRL Options being exercised.

Share Units

A GRL Share Unit upon settlement of such GRL Share Unit entitles the recipient to receive either (at the election of the GRL Board in its sole discretion): (a) a cash payment equal to the Market Value of a Share (subject to adjustment as described below), or (b) a Common Share (subject to adjustment in accordance as described below), and subject to such restrictions and conditions on vesting as the GRL Board may determine at the time of grant, unless such GRL Share Unit expires prior to being settled. A GRL Share Unit may be designated as a RSU or PSU. Generally, RSUs will be subject to time vesting and be settled upon vesting of such RSUs, while PSUs, in addition to being subject to time vesting, may also be subject to performance vesting conditions or a “performance multiplier”. A performance multiplier will result in the number of Common Shares underlying a PSU to be adjusted based on the achievement or failure to achieve certain performance factors as determined by the GRL Board.

DSUs

A GRL DSU entitles the recipient to receive, upon settlement of such GRL DSU, either (at the election of the GRL Board in its sole discretion): (a) a cash payment equal to the Market Value of a Share (subject to adjustment as described below), or (b) a Common Share (subject to adjustment in accordance as described below). The GRL Board may, from time to time, grant GRL DSUs to directors of GRL, who are not otherwise an employee or executive officer of any Greenfire entity (“Non-Employee Director”). In addition, each Non-Employee Director is given the right, subject to the terms and conditions of the GRL Incentive Plan, to elect to receive all or a portion of any director fees that are otherwise intended to be paid in cash in the form of GRL DSUs in lieu of cash.

Subject to the vesting and other conditions and provisions in the GRL Incentive Plan and in any award agreement, each GRL DSU awarded to a Non-Employee Director shall entitle the Non-Employee Director to receive on settlement, at the discretion of GRL Board, either; (i) a cash payment equal to the Market Value of a Share, or (ii) one Common Share or any combination of cash and Common Shares. Except as otherwise provided in the GRL Incentive Plan, (i) GRL DSUs of a Non-Employee Director who is a U.S. taxpayer shall be redeemed and settled by GRL on the first business day following the Non-Employee Director’s Separation from Service (as defined in the GRL Incentive Plan), and (ii) GRL DSUs of a Non-Employee Director who is Canadian (or who is neither a U.S taxpayer nor a Canadian Non-Employee Director) shall be redeemed and settled by GRL as soon as reasonably practicable following the date the Non-Employee Director ceases to be a director of GRL, but in any event not later than December 15 of the first calendar year commencing immediately after the Non-Employee Director ceases to be a director of GRL.

Adjustments for Dividends

Immediately prior to the redemption date of GRL Share Units or GRL DSUs, the number of Common Shares underlying such GRL Awards shall be adjusted based on dividends paid on the Common Shares between the grant date and the redemption date of such GRL Awards. For each dividend payment date that occurs between the grant date and the redemption date of such GRL Awards, the number of Common Shares underlying such GRL Awards shall be adjusted, (effective on the day following the corresponding dividend record date), by an amount equal to a fraction having as its numerator the value of the dividend per Common Share and having as its denominator the Market Value of a Share on such dividend payment date.

Black-out Periods

If a GRL Award expires during, or within nine business days after, a routine or special trading blackout period imposed by GRL to restrict trades in GRL’s securities, then, subject to certain exceptions, the GRL Award shall expire ten business days after the expiration of the blackout period.

Expiry Date of GRL Options and GRL Share Units

While the GRL Incentive Plan does not stipulate a specific term for GRL Awards granted thereunder, (a) the expiry date of a GRL Option may not be more than five years from its date of grant (except where an expiry date would have fallen within a blackout period of GRL), and (b) the expiry date of a GRL Share Unit may not be later than December 15 of the third year from its date of grant, except, in each case, where an expiry date would have fallen within a blackout period of GRL.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the GRL Incentive Plan, including resignation, termination for cause, termination without cause, and death, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Option Provisions	Share Unit Provisions
Resignation

Each unvested GRL Option granted to such participant shall terminate and become void immediately upon the participant’s termination date.

Each vested GRL Option held by such participant shall cease to be exercisable on the earlier of (A) thirty (30) days after the participant’s termination date and (B) the expiry date of such GRL Option as set forth in the applicable grant agreement, after which such vested GRL Option will expire.

All GRL Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested GRL Share Units shall be forfeited and cancelled on the termination date.

Termination for Cause	Any vested or unvested GRL Option granted to such participant shall terminate immediately upon the participant’s termination date.	All GRL Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested GRL Share Units shall be forfeited and cancelled on the termination date.

Termination without Cause

Each unvested GRL Option granted to such participant shall expire and become void immediately upon the participant’s termination date.

Each vested GRL Option held by such participant shall cease to be exercisable on the earlier of (A) ninety (90) days after the participant’s termination date (or such later date as the GRL Board may, in its sole discretion, determine) and (B) the expiry date of such GRL Option as set forth in the applicable grant agreement, after which such vested GRL Option will expire.

All GRL Share Units credited to such participant’s account that have not vested as of the participant’s termination date shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested GRL Share Units shall be forfeited and cancelled on the termination date; provided that the GRL Board may accelerate the vesting of such GRL Awards or waive the vesting conditions.

Death

Each unvested GRL Option granted to such participant shall terminate and become void effective immediately prior to the participant’s time of death.

Each vested GRL Option held by such participant at the time of death may be exercised by the legal representative of the participant, provided that any such vested GRL Option shall cease to be exercisable on the earlier of (A) the date that is six (6) months after the participant’s death or (B) the expiry date of such GRL Option as set forth in the applicable grant agreement, after which such vested GRL Option will expire.

All GRL Share Units credited to such participant’s account that have not vested as of the participant’s date of death shall be forfeited and cancelled, and the participant’s rights that relate to such participant’s unvested GRL Share Units shall be forfeited and cancelled on the termination date; provided that the GRL Board may accelerate the vesting of such GRL Awards or waive the vesting conditions.

Change of Control

Under the GRL Incentive Plan, in the event of a potential Change of Control (as defined in the GRL Incentive Plan), the GRL Board may exercise its discretion to accelerate the vesting of GRL Options to assist the Participants to tender into a takeover bid or participating in any other transaction leading to a Change of Control; or (ii) accelerate the vesting of, or waive the performance criteria or other vesting conditions applicable to, outstanding GRL Share Units, and the date of such action shall be the vesting date of such GRL Share Units.

If GRL completes a transaction constituting a Change of Control and within 12 months following the Change of Control, a Participant who was also an officer or employee of, or consultant to, GRL prior to the Change of Control has their employment agreement or consulting agreement terminated, then: (i) all unvested GRL Options granted to such Participant shall immediately vest and become exercisable, and remain open for exercise until the earlier of (A) their expiry date as set out in the applicable grant agreement, and (B) the date that is 90 days after such termination or dismissal; and (ii) all unvested GRL Share Units shall become vested, and the date of such Participant’s termination date shall be deemed to be the vesting date.

Non-Transferability of Awards

Except as specifically provided in a grant agreement approved by the GRL Board, each GRL Award granted under the GRL Incentive Plan is not assignable or transferable by the holder of such GRL Award, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of a deceased holder of such GRL Award. No GRL Award granted under the GRL Incentive Plan shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Amendments to the GRL Incentive Plan

Subject to certain exceptions, the GRL Board may from time to time, without notice and without approval of the GRL Shareholders, amend, modify, change, suspend or terminate the GRL Incentive Plan or any GRL Awards granted pursuant thereto as it, in its discretion, determines appropriate.

Notwithstanding the above, the GRL Board shall be required to obtain the approval of the GRL Shareholders to make the following amendments:

1.	any increase to the maximum number of Common Shares issuable under the GRL Incentive Plan, except in the event of an adjustment pursuant to the provisions of the GRL Incentive Plan;

2.	except in the case of an adjustment pursuant to the provisions of the GRL Incentive Plan, any amendment which reduces the exercise price of a GRL Option or any cancellation of a GRL Option and replacement of such GRL Option with a GRL Option with a lower exercise price or other entitlements;

3.	any amendment which extends the expiry date of any GRL Award beyond the original expiry date (other than an extension of the expiry date resulting from a Blackout Period);

4.	any amendment which would permit GRL Awards granted under the GRL Incentive Plan to be transferable or assignable other than for normal estate settlement purposes;

5.	any amendment to the limits on GRL Awards to insiders;

6.	any amendment to the definition of an “Eligible Participant” under the GRL Incentive Plan; and

7.	any amendments to the provisions of the GRL Incentive Plan which govern the amendments requiring approval of the GRL Shareholders,

provided that Common Shares held directly or indirectly by insiders benefiting from the foregoing amendments shall be excluded when obtaining such GRL Shareholder approval.

DIRECTOR COMPENSATION

Historic Compensation of GRI’s Directors

For each of the fiscal years ended December 31, 2021 and December 31, 2022, GRI paid $85,733 and $276,063, respectively, to each of Messrs. McIntyre, Siva, and Klesch. Messrs. Logan and Phung received compensation in connection with their employment, as described under the heading “Statement of Executive Compensation”, but did not receive any additional compensation for their services on GRI’s Board. Other than the cash fees paid to the non- executive directors of GRI, no share-based, option-based awards or other compensation was paid or granted to any non-executive directors of GRI in the year-ended December 31, 2022 or in previous years. Prior to Closing, no form of compensation was paid, awarded or granted to any non-executive directors of GRL. As at December 31, 2022 and as the date of this prospectus, there were no outstanding share-based or option based awards held by the non-executive directors of either GRI or GRL.

Expected Compensation of GRL’s Directors

At the time of the filing of this prospectus, the GRL Board is in the process of determining the philosophy and design of our director compensation plans and programs going forward.

Currently, the planned compensation for non-executive directors of GRL is expected as follows:

Director	Annual Cash Retainer(s)	Equity Retainer(s)
Julian McIntyre (Chair)	235,000	0
Venkat Siva	200,000	0
Jonathan Klesch	200,000	0
Matt Perkal	200,000	0
W. Derek Aylesworth (Audit and Reserves Committee Chair)	115,000	100,000

This structure reflects what we believe is competitive and comparable to other issuers. Newly appointed non-executive directors will have the option to be paid the additional $100,000 in either cash or equity, and the Chair of the GRL Board and the Chair of the Audit and Reserves Committee will be paid an additional amount as shown above. Equity granted to non-executive directors is expected to consist of grants of GRL DSUs or other GRL Awards under the GRL Incentive Plan. For a description of the GRL Incentive Plan see “Statement of Executive Compensation – Description of GRL Incentive Plan”.

In addition to grants of GRL DSUs as approved by the GRL Board, under the terms of the GRL Incentive Plan, each non-executive director shall be entitled to elect to receive GRL DSUs in lieu of all or a portion (in 25% increments) of their cash compensation in the form of GRL DSUs. If a director elects to receive GRL DSUs in lieu of their cash compensation, the number of DSUs will be calculated by dividing (i) the amount of such cash fees that are to be paid in GRL DSUs, by (ii) the Market Value of a Share on the date such cash fees would otherwise be payable.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Company is not aware of any individuals who are either current or former executive officers, directors or employees of the Company or any of its subsidiaries and who have indebtedness outstanding as at the date hereof (whether entered into in connection with the purchase of securities of the Company or otherwise) that is owing to: (i) the Company; or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Except for (i) indebtedness that has been entirely repaid on or before the date of this prospectus, and (ii) “routine indebtedness” (as defined in Form 51-102F5 of the Canadian Securities Administrators), the Company is not aware of any individuals who are, or who at any time during 2023 were, a director or executive officer of the Company, a proposed nominee for election as a director or an associate of any of those directors, executive officers or proposed nominees who are, or have been at any time since December 31, 2022, indebted to the Company, or whose indebtedness to another entity is, or at any time since December 31, 2022 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

AUDIT AND RESERVES COMMITTEE INFORMATION

Audit and Reserves Committee Mandate

The mandate of the Audit and Reserves Committee Charter of the Company is attached hereto as Schedule “E”.

Composition of the Audit and Reserves Committee

The Audit and Reserves Committee is comprised of Messrs. William Derek Aylesworth (Chair), Matthew Perkal and Venkat Siva. The following chart sets out the assessment of each of the proposed Audit and Reserves Committee member’s independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Name, Province and Country of Residence	Independent	Financially Literate	Relevant Education and Experience
William Derek Aylesworth Alberta, Canada	Yes	Yes	William Derek Aylesworth has over 20 years of experience in the Canadian oil and gas industry. He served as the Chief Financial Officer of Seven Generations Energy Ltd., an oil and gas producer operating in western Canada, between March 2018 to April 2021. He has previously served as the Chief Financial Officer of Baytex Energy Corp. (TSX and NYSE:BTX) between November 2005 until June 2014. Mr. Aylesworth holds a Bachelor of Commerce degree and is a chartered accountant with expertise in taxation and has experience as a tax advisor in both the oil and gas industry and public practice in Calgary.

Matthew Perkal New York, U.S.A.	Yes	Yes

Prior to the Business Combination, Matthew Perkal served as MBSC’s Chief Executive Officer and as Executive Vice President of MBSC. Mr. Perkal continues to serve as a member of the management team for Brigade-M3 European Acquisition Corporation and as a Senior Director, and Head of Special Situations and SPACs at Brigade. Mr. Perkal has led MBSC’s industry coverage for various sectors including retail, consumer, gaming and lodging, and has structured and led many of the firm’s successful deals in the private credit space including Barney’s and Sears. Mr. Perkal currently serves on Guitar Center Inc.’s board of directors. Prior to joining Brigade, Mr. Perkal worked at Deutsche Bank as an Analyst in the Leveraged Finance Group. In that capacity, Mr. Perkal also spent time on the Leveraged Debt Capital Markets Desk, selling both bank and bond deals. Mr. Perkal received a BS in Economics with a concentration in Finance and Accounting from the University of Pennsylvania’s Wharton School. Additionally, Mr. Perkal serves on The One Love Foundation’s New York Board.

Name, Province and Country of Residence	Independent	Financially Literate	Relevant Education and Experience
Venkat Siva London, United Kingdom	Yes	Yes

Mr. Siva was the Chief Financial Officer of Arq Limited, an energy and chemicals technology business, founded in 2015, until its reorganization and sale transaction in February 2023, where he was responsible for fundraising, corporate finance, financial planning and reporting. Mr. Siva is a founding partner of McIntyre Partners since 2009. At McIntyre Partners, he leads the due-diligence, deal execution and investment management efforts across several transactions in the energy, bulk commodities and infrastructure sectors. Prior to joining McIntyre Partners, Mr. Siva worked as a corporate finance banker within Goldman Sachs’ mergers and acquisition team. Mr. Siva holds an MBA from the Indian

Institute of Management of Bangalore.

Each of the members of the Audit and Reserves Committee is considered “financially literate” and is considered “independent” within the meaning of NI 52–110, the rules of the NYSE and Rule 10A-3 of the Exchange Act.

GRL believes that each of the members of the Audit and Reserves Committee possesses: (a) an understanding of the accounting principles used by GRL to prepare its financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and (d) an understanding of internal controls and procedures for financial reporting.

Mr. Aylesworth is considered an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

Pre-Approval of Policies and Procedures

Under the mandate of the Audit and Reserves Committee, the Audit and Reserves Committee has the responsibility of pre-approving all non-audit services to be provided to Greenfire by the external auditors. The Audit and Reserves Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Audit and Reserves Committee at the next scheduled meeting following such pre-approval and the member(s) comply with such other policies and procedures as may be established by the Audit and Reserves Committee from time to time.

External Auditor Service Fees

The following table summarizes the fees billed by Greenfire’s auditors, Deloitte LLP, for external audit and other services during the periods indicated.

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
	($)	($)	($)	($)
2022	529,115	107,000	175,306	nil
2021	nil	nil	nil	nil

Notes:

(1)	Represents the aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services.

(2)	Represents the aggregate fees billed in each of the last two fiscal years by the Company’s external auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements (and not reported under the heading “Audit Fees”).
(3)	Represents the aggregate fees billed by the Company’s external auditor for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance ($105,502 for 2022/$nil for 2021) and tax planning ($69,804 for 2022/$nil for 2021). Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities. Represents the aggregate fees billed in each of the last two fiscal years by the Company’s external auditor for products and services not included under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.
(4)	Represents the aggregate fees billed by the Company’s external auditor for products and services not included under the headings “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

CORPORATE GOVERNANCE DISCLOSURE

The CSA have issued Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to NI 58-101. The Corporate Governance Guidelines are recommendations respecting reporting issuer corporate governance, including the CSA’s recommendations on the composition of a company’s board of directors (or similar body for a non-corporate entity), director independence, board mandates and position descriptions for the board chair, committee chairs, and the Chief Executive Officer, orientation and continuing education, written codes of conduct or ethics, nomination of directors, compensation and regulator board assessments.

Greenfire recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, has adopted, or in the near term expects to adopt certain corporate governance policies and practices which reflect its consideration of the recommended Corporate Governance Guidelines.

The disclosure set out below includes disclosure required by NI 58-101 describing Greenfire’s anticipated approach to corporate governance in relation to the Corporate Governance Guidelines.

Election and Appointment of Directors

Under the GRL Articles, the GRL Board is to consist of a minimum of 1 and a maximum of 13 directors. Under the provisions of the ABCA, if GRL is a “reporting issuer” in any jurisdiction of Canada the GRL Board shall not have less than 3 directors.

At any general meeting of GRL Shareholders at which directors are to be elected, a separate vote of GRL Shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the ABCA and the GRL Bylaws, any vacancy occurring on the GRL Board may be filled by a quorum of the remaining directors, subject to certain exceptions. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the GRL Articles, the directors then in office shall, without delay, call a special meeting of GRL Shareholders to fill the vacancy, and if they fail to call a meeting or if there are no directors then in office, any GRL Shareholder can call the meeting. Any director appointed in accordance with the preceding sentence will hold office until the next annual meeting of shareholders or until such director’s successor has been duly elected or appointed. The GRL directors may, between annual general meetings, appoint one or more additional directors of GRL to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of GRL Shareholders.

Pursuant to the Investor Rights Agreement, until such time as the “Sponsor Parties” (as such term is defined in the Investor Rights Agreement) beneficially own, in the aggregate, less than 3% of all outstanding Common Shares, GRL shall take all necessary action such that one individual designated by the MBSC Sponsor (the “MBSC Sponsor Director”) is included in the slate of nominees recommended by the GRL Board or duly constituted committee thereof for election as directors at each applicable annual meeting of GRL at which the MBSC Sponsor Director’s term would expire.

Other Public Company Board Positions

The following directors of the Company are presently directors of other companies that are “reporting issuers” in a jurisdiction of Canada or the equivalent in another jurisdiction:

Name	Name of Public Company
Julian McIntyre	Advanced Emissions Solutions, Inc. (Nasdaq: ADES)

Independence of Directors

The Common Shares are listed on the NYSE. As a result, GRL adheres to the rules of the NYSE and applicable Canadian securities laws in determining whether a director is independent. The GRL Board consults with its counsel to ensure that its determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The listing standards of the NYSE generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of NI 52-110. Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with GRL which could, in the view of the GRL Board, be reasonably expected to interfere with the exercise of such director’s independent judgement.

The GRL Board has determined that Julian McIntyre, Venkat Siva, Matthew Perkal, and William Derek Aylesworth are considered independent directors. Julian McIntyre has been appointed as Chair of the GRL Board. In accordance with the GRL Bylaws, the Chair presides at all meetings of the GRL Board and, unless otherwise determined, at all meetings of GRL Shareholders and to enforce the rules of order in connection with such meetings.

The GRL Board will hold meetings of the independent directors or hold in camera sessions during regularly scheduled GRL Board meetings where non-independent directors and other members of management of GRL are not present.

Orientation and Continuing Education

GRL does not currently have a formal orientation and education program for new recruits to the GRL Board; however, it is anticipated that such orientation and education will be provided on an informal basis to any new directors joining the GRL Board. As new directors join the GRL Board, it is anticipated that management will provide these individuals with corporate policies, historical information about GRL, as well as information on GRL’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. It is anticipated that these procedures will prove to be a practical and effective approach in light of GRL’s particular circumstances, including the size of GRL and the experience and expertise of the members of the GRL Board.

Assessments

The GRL Board does not presently have a formal process for assessing the effectiveness of the GRL Board, its committees or the effectiveness and contributions of individual directors. In the near term, the GRL Board expects to adopt appropriate procedures for assessing the effectiveness of the GRL Board, its committees and the effectiveness and contributions of individual directors.

Removal of Directors

Subject to the ABCA, the GRL Shareholders may by ordinary resolution at a special meeting remove any director or directors from office before the expiration of his or her term of office and may elect any person in his or her stead for the remainder of the director’s term.

Proceedings of Board of Directors

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors. In accordance with the relevant mandates of the GRL Board and its committees, it is expected that time will be set aside at every meeting to meet in camera (without management present) to facilitate open and candid discussion.

GRL Board Conflicts of Interest

Any director of GRL who has a material personal interest in a contract or proposed contract of GRL, holds any office or owns any property such that the director might have duties or interests which conflict with, or which may conflict, either directly or indirectly, with the directors’ duties or interests as a director, must give the directors notice of the interest at a meeting of directors.

For purposes of managing any potential conflicts of interest, a director who has a material interest in a matter before the GRL Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the GRL Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the ABCA regarding conflicts of interest.

As previously noted, certain members of the GRL Board are also members of the board of directors of other public companies.

Indemnification and Insurance Obligations of GRL following the Business Combination

Under subsection 124(1) of the ABCA, except in respect of an action by or on behalf of GRL to procure a judgment in GRL’s favor, GRL may indemnify the “Indemnified Persons” against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by any such Indemnified Person in respect of any civil, criminal or administrative, investigative or other actions or proceedings in which the Indemnified Person involved by reason of being or having been director or officer of GRL, if the “Discretionary Indemnification Conditions” are met.

Notwithstanding the foregoing, subsection 124(3) of the ABCA provides that an Indemnified Person is entitled to indemnity from GRL in respect of all costs, charges and expenses reasonably incurred by the Indemnified Person in connection with the defense of any civil, criminal, administrative, investigative or other action or proceeding in which the Indemnified Person is involved by reason of being or having been a director or officer of GRL if the “Mandatory Indemnification Conditions” are met. Under subsection 124(3.1) of the ABCA, GRL may advance funds to an Indemnified Person in order to defray the costs, charges and expenses of such a proceeding; however, the Indemnified Person must repay the funds if the Indemnified Person does not fulfill the Mandatory Indemnification Conditions. The indemnification may be made in connection with a derivative action only with court approval and only if the Discretionary Indemnification Conditions are met.

Subject to the aforementioned prohibitions on indemnification, an Indemnified Person will be entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, administrative, investigative or other action or proceeding in which the Indemnified Person is involved by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity: (i) was not judged by a court or competent authority to have committed any fault or omitted to do anything that the person ought to have done; and (ii) (A) the individual acted honestly and in good faith with a view to the best interests of the corporation; and (B) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

As permitted by the ABCA, the GRL Bylaws require GRL to indemnify directors or officers of GRL, former directors or officers of GRL or other individuals who, at GRL’s request, act or acted as directors or officers or in a similar capacity of another entity of which GRL is or was a shareholder or creditor (and such individual’s respective heirs and personal representatives) to the extent permitted by the ABCA. Because the GRL Bylaws require that indemnification be subject to the ABCA, any indemnification that GRL provides is subject to the same restrictions set out in the ABCA which are summarized, in part, above.

GRL may also, pursuant to subsection 124(4) of the ABCA, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each person referred to in subsection 124(1) of the ABCA against any liability incurred by such person as a result of their holding office in GRL or a related body corporate.

Board Mandate

The mandate of the GRL Board is attached to this prospectus as Schedule “F”.

Position Descriptions

The GRL Board has developed and approved position descriptions for the Chief Executive Officer of GRL, the Chair of the GRL Board and the Chair of each of the standing committees of the GRL Board to clearly delineate the role and responsibilities of each such position.

Board Committees

Audit and Reserves Committee

As noted under the heading “Audit and Reserves Committee Information”, the GRL Board has established the Audit and Reserves Committee comprised of independent members of the GRL Board. In addition to the Audit and Reserves Committee responsibilities relating to audit, accounting and financial matters, the Audit and Reserves Committee is also responsible for matters relating to Greenfire’s oil and gas reserves reporting and disclosure. For a full description of the responsibilities of the Audit and Reserves Committee, see the mandate of the Audit and Reserves Committee, which is attached to this prospectus as Schedule “E”.

ESG and Compensation Committee

In the near term, GRL expects to establish the ESG and Compensation Committee of the GRL Board comprised entirely of independent directors in accordance with NI 58-101 and the rules of the SEC and the NYSE; however, at the present time, it has not been determined which members of the GRL Board will serve on the ESG and Compensation Committee. The GRL Board has adopted a mandate for the ESG and Compensation Committee, which details the principal responsibilities of the ESG and Compensation Committee. The ESG and Compensation Committee is expected to be responsible for, among other things, overseeing the selection of persons to be nominated to serve on the GRL Board, overseeing the compensation policies and decisions of Greenfire, and certain other responsibilities relating to ESG. For a full description of the expected responsibilities of the ESG and Compensation Committee, see the mandate of the ESG and Compensation Committee, which is attached to this prospectus as Schedule “G”.

Compensation Committee Interlocks and Insider Participation

None of GRL’s proposed officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers is expected to serve on GRL’s ESG and Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose officers is expected to serve on the GRL Board.

Risk Oversight

The GRL Board will oversee the risk management activities designed and implemented by GRL’s management. The GRL Board expects to execute its oversight responsibility both directly and through its committees. The GRL Board expects to also consider specific risk topics, including risks associated with its strategic initiatives, business plans and capital structure. GRL’s management, including its executive officers, will be primarily responsible for managing the risks associated with operation and business of GRL and will provide appropriate updates to the GRL Board and the Audit and Reserves Committee. Under the mandate of the Audit and Reserves Committee, the GRL Board has delegated to the Audit and Reserves Committee oversight of its risk management process, and its other committees will also consider risk as they perform their respective committee responsibilities. All committees will report to the GRL Board as appropriate, including when a matter rises to the level of material or enterprise risk.

Code of Business Conduct and Ethics

GRL has adopted a Code of Conduct and Business Ethics (the “Code”), which is posted on its website, and will post any amendments to, or any waivers from, a provision of the Code on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code in a manner consistent with NI 58-101 and the applicable rules or regulations of the SEC and the NYSE. A copy of the Code is also available on SEDAR+ at www.sedarplus.ca.

Incentive-Based Compensation Recovery Policy

The Company has adopted an Incentive-Based Compensation Recovery Policy (the “Recovery Policy”) to enable the Company to recover Erroneously Awarded Compensation (as defined in the Recovery Policy) in the event that the Company is required to prepare an Accounting Restatement (as defined in the Recovery Policy). The Recovery Policy provides for the administration thereof by the ESG and Compensation Committee or by the GRL Board (as determined by the GRL Board). The Recovery Policy is intended to comply with the requirements set forth in Section 303A.14 of the NYSE Listed Company Manual and is available on the Company’s website.

Shareholder Communication with the GRL Board

GRL Shareholders and interested parties may communicate with the GRL Board, the Chair of the Board or any committees thereof, or the independent directors as a group by emailing the GRL Board, the Chair of the Board or any committees thereof in care of GRL’s investor relations department at investors@greenfireres.com.

Insider Trading Policy

GRL has adopted a disclosure and insider trading policy which prohibits its executives, other employees and directors from: (i) trading in its securities while in possession of material undisclosed information about GRL; and (ii) entering into certain derivative-based transactions that involve, directly or indirectly, securities of GRL, during a restricted period.

Diversity

The GRL Board has not adopted any policies that address the identification and nomination of women or other diverse candidates to the GRL Board or to management of GRL. The GRL Board recognizes the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal, the ESG and Compensation Committee intends to, when identifying candidates to nominate for election to the GRL Board or appoint as senior management or in its review of senior management succession planning and talent management:

●	consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to GRL’s current and future plans and objectives, as well as anticipated regulatory and market developments;

●	consider criteria that promote diversity, including with regard to gender, ethnicity, and other considerations;

●	consider the level of representation of women on its board of directors and in senior management positions, along with other markers of diversity, when making recommendations for nominees to the GRL Board or for appointment as senior management and in general with regard to succession planning for the GRL Board and senior management; and

●	as required, engage qualified independent external advisors to assist the GRL Board in conducting its search for candidates that meet the board of directors’ criteria regarding skills, experience and diversity.

At the present time, there are no women serving on the GRL Board and there is one woman serving in an executive officer position, which represents approximately 17% of the number of our executive officer positions.

Investor Rights Agreement and Nomination Rights

Pursuant to the Investor Rights Agreement, until the MBSC Sponsor and its affiliates own less than 3% of all outstanding Common Shares, as adjusted for stock splits, dividends, recapitalizations and similar changes, the MBSC Sponsor will have the right to designate one individual to be included in the slate of nominees recommended by the GRL Board or duly constituted committee thereof for election as directors at each applicable annual meeting of GRL at which the term of the director nominated by the MBSC Sponsor would expire. If at any time the number of Common Shares, as may be adjusted as described above, owned by the MBSC Sponsor and its affiliates, in the aggregate, fall below 3% of all outstanding Common Shares and 50% of the number of Common Shares held by them as of the Closing, the director nominated by the MBSC Sponsor will resign as a member of the GRL Board.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Auditors

The auditors of the Company are Deloitte LLP, 700, 850-2nd Street SW, Calgary, Alberta T2P 0R8.

Registrar and Transfer Agent

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta, has been appointed the registrar and transfer agent for the Common Shares in Canada.

The co-transfer agent for the Common Shares in the United States is Computershare Trust Company, N.A. at its principal office in Caton, Massachusetts.

Warrant Agent

The warrant agent for the GRL Warrants is Computershare Trust Company, N.A. at its principal office in Caton, Massachusetts.

INDUSTRY CONDITIONS

Companies operating in the Canadian oil and gas industry are subject to extensive regulation and control of operations (including with respect to land tenure, exploration, development, production, refining and upgrading, transportation, and marketing) as a result of legislation enacted by various levels of government as well as with respect to the pricing and taxation of petroleum and natural gas through legislation enacted by, and agreements among, the federal and provincial governments of Canada, all of which should be carefully considered by investors in the Company. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments governments may enact in the future.

The Company’s assets and operations are regulated by administrative agencies that derive their authority from legislation enacted by the applicable level of government. Regulated aspects of the Company’s upstream oil and natural gas business include all manner of activities associated with the exploration for and production of oil and natural gas, including, among other matters: (i) permits for the drilling of wells and construction of related infrastructure; (ii) technical drilling and well requirements; (iii) permitted locations and access to operation sites; (iv) operating standards regarding conservation of produced substances and avoidance of waste, such as restricting flaring and venting; (v)

minimizing environmental impacts, including by reducing emissions; (vi) storage, injection and disposal of substances associated with production operations; and (vii) the abandonment and reclamation of impacted sites. To conduct oil and natural gas operations and remain in good standing with the applicable federal or provincial regulatory scheme, producers must comply with applicable legislation, regulations, orders, directives and other directions (all of which are subject to governmental oversight, review and revision, from time to time). Compliance in this regard can be costly and a breach of the same may result in fines or other sanctions.

The discussion below outlines some of the principal aspects of the legislation, regulations, agreements, orders, directives and a summary of other pertinent conditions that impact the oil and gas industry in Western Canada, specifically in the province of Alberta where the Company’s assets are located. While these matters do not affect the Company’s operations in any manner that is materially different than the manner in which they affect other similarly sized industry participants with similar assets and operations, investors should consider such matters carefully.

Pricing and Marketing in Canada

Crude Oil

Oil producers are entitled to negotiate sales contracts directly with purchasers. As a result, macroeconomic and microeconomic market forces determine the price of oil. Worldwide supply and demand factors are the primary determinant of oil prices, but regional market and transportation issues also influence prices. The specific price that a producer receives will depend, in part, on oil quality, prices of competing products, distance to market, availability of transportation, value of refined products, supply/demand balance and contractual terms of sale.

Natural Gas

Negotiations between buyers and sellers determine the price of natural gas sold in intra-provincial, interprovincial and international trade. The price received by a natural gas producer depends, in part, on the price of competing natural gas supplies and other fuels, natural gas quality, distance to market, availability of transportation, length of contract term, weather conditions, supply/demand balance and other contractual terms of sale. Spot and future prices can also be influenced by supply and demand fundamentals on various trading platforms.

Natural Gas Liquids (“NGLs”)

The pricing of condensates and other NGLs such as ethane, butane and propane sold in intra-provincial, interprovincial and international trade is determined by negotiation between buyers and sellers. The profitability of NGLs extracted from natural gas is based on the products extracted being of greater economic value as separate commodities than as components of natural gas and therefore commanding higher prices. Such prices depend, in part, on the quality of the NGLs, price of competing chemical stock, distance to market, access to downstream transportation, length of contract term, supply/demand balance and other contractual terms of sale.

Exports from Canada

The Canada Energy Regulator (the “CER”) regulates the export of oil, natural gas and NGLs from Canada through the issuance of short-term orders and long-term export licenses pursuant to its authority under the Canadian Energy Regulator Act (the “CERA”). Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the CER and the federal government. The Company does not directly enter into contracts to export its production outside of Canada.

Transportation Constraints and Market Access

Capacity to transport production from Western Canada to Eastern Canada, the United States and other international markets has been, and continues to be, a major constraint on the exportation of crude oil, natural gas and NGLs. Although certain pipeline and other transportation projects have been announced or are underway, many proposed projects have been cancelled or delayed due to regulatory hurdles, court challenges and economic and socio-political factors. Due in part to growing production and a lack of new and expanded pipeline and rail infrastructure capacity, producers in Western Canada have experienced low commodity pricing relative to other markets in the last several years.

Oil Pipelines

Under Canadian constitutional law, the development and operation of interprovincial and international pipelines fall within the federal government’s jurisdiction and, under the CERA, new interprovincial and international pipelines require a federal regulatory review and Cabinet approval before they can proceed. However, recent years have seen a perceived lack of policy and regulatory certainty in this regard such that, even when projects are approved, they often face delays due to actions taken by provincial and municipal governments and legal opposition related to issues such as Indigenous rights and title, the government’s duty to consult and accommodate Indigenous peoples and the sufficiency of all relevant environmental review processes. Export pipelines from Canada to the United States face additional unpredictability as such pipelines also require approvals from several levels of government in the United States.

Producers negotiate with pipeline operators to transport their products to market on a firm or interruptible basis depending on the specific pipeline and the specific substance. Transportation availability is highly variable across different jurisdictions and regions. This variability can determine the nature of transportation commitments available, the number of potential customers and the price received.

Specific Pipeline Updates

The Trans Mountain Pipeline expansion received Cabinet approval in November 2016. Following a period of political opposition in British Columbia, the federal government-owned Trans Mountain Corp. acquired the Trans Mountain Pipeline in August 2018. Following the resolution of a number of legal challenges and a second regulatory hearing, construction on the Trans Mountain Pipeline expansion commenced in late 2019. Earlier estimated at $12.6 billion, the project budget has since been increased to $30.9 billion. The budget increase and in-service date delay have been attributed to, among other things, high global inflation, global supply chain challenges, the widespread flooding in British Columbia in late 2021, and unexpected major archeological discoveries. On June 1, 2023, Trans Mountain Corp. submitted an application to the CER proposing a base toll of C$11-12 per barrel, which was met with great opposition; a multiple-stage hearing process is underway and decision has not yet been released. The federal government has been in discussions with Indigenous groups and businesses regarding selling significant equity stakes in the pipeline, however no agreements have yet been reached. The pipeline is expected to be in service in the 2024, an extension from the initial December 2022 estimate.

Natural Gas and Liquefied Natural Gas (“LNG”)

Natural gas prices in Western Canada have been constrained in recent years due to increasing North American supply, limited access to markets and limited storage capacity. Companies that secure firm access to infrastructure to transport their natural gas production out of Western Canada may be able to access more markets and obtain better pricing. Companies without firm access may be forced to accept spot pricing in Western Canada for their natural gas, which is generally lower than the prices received in other North American regions. The Company consumes natural gas for its SAGD operations and has entered into firm transportation delivery contracts to mitigate its risk of not receiving sufficient amounts of natural gas for its operations.

Required repairs or upgrades to existing pipeline systems in Western Canada have also led to reduced capacity and apportionment of access, the effects of which have been exacerbated by storage limitations. In October 2020, TC Energy Corporation received federal approval to expand the Nova Gas Transmission Line system (the “NGTL System”). The NGTL system is in the midst of implementing a $6.5 billion infrastructure program which was set to add 1.3 billion cubic feet per day of capacity in 2022, and an additional 2.2 billion cubic feet per day between 2023 and 2026.

Specific Pipeline and Proposed LNG Export Terminal Updates

While a number of LNG export plants have been proposed in Canada, regulatory and legal uncertainty, social and political opposition and changing market conditions have resulted in the cancellation or delay of many of these projects. Nonetheless, in October 2018, the joint venture partners of the LNG Canada export terminal announced a positive final investment decision. Once complete, the project will allow producers in northeastern British Columbia to transport natural gas to the LNG Canada liquefaction facility and export terminal in Kitimat, British Columbia via the Coastal GasLink pipeline (the “CGL Pipeline”). With more Alberta and northeastern British Columbia gas egressing through the CGL Pipeline, the NGTL System will have more capacity, resulting in a narrower price relationship between the AECO and New York Mercantile Exchange gas prices. The Company anticipates it will see higher AECO pricing, more in line with the United States market, and generally, higher gas prices overall. The LNG Canada project is nearly 85% complete, and is on track to reach its completion target of 2025.

In May 2020, TC Energy Corporation sold a 65% equity interest in the CGL Pipeline to investment companies KKR & Co Inc. and Alberta Investment Management Corporation, while remaining the pipeline operator. Despite its regulatory approval, the CGL Pipeline has faced legal and social opposition. For example, protests involving the Hereditary Chiefs of the Wet’suwet’en First Nation and their supporters have delayed construction activities on the CGL Pipeline, although construction is proceeding. As of September 2023, construction of the CGL Pipeline is approximately 95% complete.

Woodfibre LNG Limited (“Woodfibre LNG”) issued a notice to proceed with construction of the Woodfibre LNG project to its prime contractor in April 2022. The Woodfibre LNG project is located near Squamish, British Columbia, and upon completion will produce approximately 2.1 million tonnes of LNG per year. Major construction is set to commence in 2023, with substantial completion of the project expected in late 2027. In November 2022, Enbridge Inc. completed a transaction with Pacific Energy Corporation Limited, the owner of Woodfibre LNG Limited, to retain a 30% ownership stake in the project. In March 2023, Woodfibre LNG announced its net zero roadmap, outlining how it will be a net zero facility by 2027.

In addition to LNG Canada, the CGL Pipeline and the Woodfibre LNG project, a number of other LNG projects are underway at varying stages of progress, though none have reached a positive final investment decision.

Marine Tankers

The Oil Tanker Moratorium Act (Canada), which was enacted in June 2019, imposes a ban on tanker traffic transporting crude oil or persistent crude oil products in excess of 12,500 metric tonnes to and from ports located along British Columbia’s north coast. The ban may prevent pipelines from being built to, and export terminals from being located on, the portion of the British Columbia coast subject to the moratorium.

International Trade Agreements

Canada is party to a number of international trade agreements with other countries around the world that generally provide for, among other things, preferential access to various international markets for certain Canadian export products. Examples of such trade agreements include the Comprehensive Economic and Trade Agreement (“CETA”), the Comprehensive and Progressive Agreement for Trans-Pacific Partnership and, most prominently, the United States Mexico Canada Agreement (the “USMCA”), which replaced the former North American Free Trade Agreement (“NAFTA”) on July 1, 2020. Because the United States remains Canada’s primary trading partner and the largest international market for the export of oil, natural gas and NGLs from Canada, the implementation of the USMCA could impact Western Canada’s oil and gas industry as a whole, including the Company’s business.

While the proportionality rules in Article 605 of NAFTA previously prevented Canada from implementing policies that limit exports to the United States and Mexico relative to the total supply produced in Canada, the USMCA does not contain the same proportionality requirements. This may allow Canadian producers to develop a more diversified export portfolio than was possible under NAFTA, subject to the construction of infrastructure allowing more Canadian production to reach Eastern Canada, Asia and Europe.

Canada is also party to CETA, which provides for duty-free, quota-free market access for Canadian crude oil and natural gas products to the European Union. Following the United Kingdom’s departure from the European Union on January 31, 2020, the United Kingdom and Canada entered into the Canada-United Kingdom Trade Continuity Agreement (“CUKTCA”), which replicates CETA on a bilateral basis to maintain the status quo of the Canada-United Kingdom trade relationship.

While it is uncertain what effect CETA, CUKTCA or any other trade agreements will have on the petroleum and natural gas industry in Canada, the lack of available infrastructure for the offshore export of crude oil and natural gas may limit the ability of Canadian crude oil and natural gas producers to benefit from such trade agreements.

Land Tenure

Mineral rights

With the exception of Manitoba, each provincial government in Western Canada owns most of the mineral rights to the oil and natural gas located within their respective provincial borders. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits (collectively, “leases”) for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments in lieu thereof. The provincial governments in Western Canada conduct regular land sales where oil and natural gas companies bid for the leases necessary to explore for and produce oil and natural gas owned by the respective provincial governments. These leases generally have fixed terms, but they can be continued beyond their initial terms if the necessary conditions are satisfied.

In response to COVID-19, the Government of Alberta, among others, announced measures to extend or continue Crown leases and permits that may have otherwise expired in the months following the implementation of pandemic response measures.

All of the provinces of Western Canada have implemented legislation providing for the reversion to the Crown of mineral rights to deep, non-productive geological formations at the conclusion of the primary term of a disposition. In addition, Alberta has a policy of “shallow rights reversion” which provides for the reversion to the Crown of mineral rights to shallow, non-productive geological formations for new leases and licenses.

In addition to Crown ownership of the rights to oil and natural gas, private ownership of oil and natural gas (i.e. freehold mineral lands) also exists in Western Canada. Rights to explore for and produce privately owned oil and natural gas are granted by a lease or other contract on such terms and conditions as may be negotiated between the owner of such mineral rights and companies seeking to explore for and/or develop oil and natural gas reserves.

An additional category of mineral rights ownership includes ownership by the Canadian federal government of some legacy mineral lands and within reserves designated under the Indian Act (Canada). Indian Oil and Gas Canada, which is a federal government agency, manages subsurface and surface leases in consultation with applicable bands, for the exploration and production of oil and natural gas on First Nation lands through An Act to Amend the Indian Oil and Gas Act and the accompanying regulations.

Surface rights

To develop oil and natural gas resources, producers must also have access rights to the surface lands required to conduct operations. For Crown lands, surface access rights can be obtained directly from the government. For private lands, access rights can be negotiated with the landowner. Where an agreement cannot be reached, however, each province has developed its own process that producers can follow to obtain and maintain the surface access necessary to conduct operations throughout the lifespan of a well, including notification requirements and providing compensation to affected persons for lost land use and surface damage. Similar rules apply to facility and pipeline operators.

Royalties and Incentives

General

Each province has legislation and regulations in place to govern Crown royalties and establish the royalty rates that producers must pay in respect of the production of Crown resources. The royalty regime in a given province is in addition to applicable federal and provincial taxes and is a significant factor in the profitability of oil sands projects and oil, natural gas and NGL production. Royalties payable on production from lands where the Crown does not hold the mineral rights are negotiated between the mineral freehold owner and the lessee, though certain provincial taxes and other charges on production or revenues may be payable. Royalties from production on Crown lands are determined by provincial regulation and are generally calculated as a percentage of the value of production.

Producers and working interest owners of oil and natural gas rights may create additional royalties or royalty-like interests, such as overriding royalties, net profits interests and net carried interests, through private transactions, the terms of which are subject to negotiation.

Occasionally, both the federal government and the provincial governments in Western Canada create incentive programs for the oil and gas industry. These programs often provide for volume-based incentives, royalty rate reductions, royalty holidays or royalty tax credits and may be introduced when commodity prices are low to encourage exploration and development activity. Governments may also introduce incentive programs to encourage producers to prioritize certain kinds of development or use technologies that may enhance or improve recovery of oil, natural gas and NGLs, or improve environmental performance. In addition, from time-to-time, including during the COVID- 19 pandemic, the federal government creates incentives and other financial aid programs intended to assist businesses operating in the oil and gas industry as well as other industries in Canada.

Alberta

Crown royalties

In Alberta, oil and natural gas producers are responsible for calculating their royalty rate on an ongoing basis. The Crown’s royalty share of production is payable monthly and producers must submit their records showing the royalty calculation.

In 2016, the Government of Alberta adopted a modernized Crown royalty framework (the “Modernized Framework”) that applies to all conventional oil (i.e., not oil sands) and natural gas wells drilled after December 31, 2016 that produce Crown-owned resources. The previous royalty framework (the “Old Framework”) will continue to apply to wells producing Crown-owned resources that were drilled prior to January 1, 2017 until December 31, 2026, following which time they will become subject to the Modernized Framework. The Royalty Guarantee Act (Alberta), came into effect on July 18, 2019, and provides that no major changes will be made to the current oil and natural gas royalty structure for a period of at least 10 years.

Royalties on production from wells subject to the Modernized Framework are determined on a “revenue-minus-costs” basis. The cost component is based on a drilling and completion cost allowance formula that relies, in part, on the industry’s average drilling and completion costs, determined annually by the AER, and incorporates information specific to each well such as vertical depth and lateral length.

Under the Modernized Framework, producers initially pay a flat royalty of 5% on production revenue from each producing well until payout, which is the point at which cumulative gross revenues from the well equals the applicable Drilling and Completion Cost Allowance. After payout, producers pay an increased royalty of up to 40% that will vary depending on the nature of the resource and market prices. Once the rate of production from a well is too low to sustain the full royalty burden, its royalty rate is gradually adjusted downward as production declines, eventually reaching a floor of 5%.

Under the Old Framework, royalty rates for conventional oil production can be as high as 40% and royalty rates for natural gas production can be as high as 36%. Similar to the Modernized Framework, these rates vary based on the nature of the resource and market prices. The natural gas royalty formula also provides for a reduction based on the measured depth of the well, as well as the acid gas content of the produced gas.

Oil sands production in Alberta are also subject to a royalty regime. Prior to payout of an oil sands project, the royalty is payable on gross revenues and, depending on market prices, range from 1% – 9%. After payout, the royalty payable is the greater of the gross revenue royalty (described above) and a net revenue royalty based on rates that range from 25% – 40%.

In addition to royalties, producers of oil and natural gas from Crown lands in Alberta are also required to pay annual rentals to the Government of Alberta.

Freehold royalties and taxes

Royalty rates for the production of privately owned oil and natural gas are negotiated between the producer and the resource owner. Producers and working interest participants may also pay additional royalties to parties other than the freehold mineral owner where such royalties are negotiated through private transactions.

The Government of Alberta levies annual freehold mineral taxes for production from freehold mineral lands. On average, the tax levied in Alberta is 4% of revenues reported from freehold mineral title properties and is payable by the registered owner of the mineral rights.

Incentives

The Government of Alberta has from time to time implemented drilling credits, incentives or transitional royalty programs to encourage crude oil and natural gas development and new drilling. In addition, the Government of Alberta has implemented certain initiatives intended to accelerate technological development and facilitate the development of unconventional resources, including coalbed methane wells, shale gas wells and horizontal crude oil and natural gas wells.

Regulatory Authorities and Environmental Regulation

General

The Canadian oil and gas industry is subject to environmental regulation under a variety of Canadian federal, provincial, territorial, and municipal laws and regulations, all of which are subject to governmental review and revision from time to time. Such regulations provide for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations, such as sulphur dioxide and nitrous oxide. The regulatory regimes set out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well, facility and pipeline sites. Compliance with such regulations can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability, and the imposition of material fines and penalties. In addition, future changes to environmental legislation, including legislation related to air pollution and GHG emissions (typically measured in terms of their global warming potential and expressed in terms of carbon dioxide equivalent (“CO2e”)), may impose further requirements on operators and other companies in the oil and gas industry.

Federal

Canadian environmental regulation is the responsibility of both the federal and provincial governments. While provincial governments and their delegates are responsible for most environmental regulation, the federal government can regulate environmental matters where they impact matters of federal jurisdiction or when they arise from projects that are subject to federal jurisdiction, such as interprovincial transportation undertakings, including pipelines and railways, and activities carried out on federal lands. Where there is a direct conflict between federal and provincial environmental legislation in relation to the same matter, the federal law prevails.

The CERA provides a number of important elements to the regulation of federally regulated major projects and their associated environmental assessments. The CERA separates the CER’s administrative and adjudicative functions. The CER has jurisdiction over matters such as the environmental and economic regulation of pipelines, transmission infrastructure and certain offshore renewable energy projects. In its adjudicative role, the CERA tasks the CER with reviewing applications for the development, construction and operation of many of these projects, culminating in their eventual abandonment.

The Impact Assessment Act was a controversial piece of legislation that effectively permitted the federal government to veto major projects on the basis of sustainability. Over the last several years, the legislation has been challenged at all levels of court until ultimately, in a landmark decision in October 2023, the Supreme Court of Canada struck the legislation down, finding it to be unconstitutional.

Alberta

The AER is the principal regulator responsible for all energy resource development in Alberta. It derives its authority from the Responsible Energy Development Act and a number of related statutes including the Oil and Gas Conservation Act (the “OGCA”), the Oil Sands Conservation Act, the Pipeline Act, and the Environmental Protection and Enhancement Act. The AER is responsible for ensuring the safe, efficient, orderly and environmentally responsible development of Hydrocarbon resources, including allocating and conserving water resources, managing public lands, and protecting the environment. The AER’s responsibilities exclude the functions of the Alberta Utilities Commission and the Land and Property Rights Tribunal, as well as the Alberta Ministry of Energy’s responsibility for mineral tenure.

The Government of Alberta relies on regional planning to accomplish its resource development goals. Its approach to natural resource management provides for engagement and consultation with stakeholders and the public and examines the cumulative impacts of development on the environment and communities. While the AER is the primary regulator for energy development, several other governmental departments and agencies may be involved in land use issues, including the Alberta Ministry of Environment and Parks, the Alberta Ministry of Energy, the Aboriginal Consultation Office and the Land Use Secretariat.

The Government of Alberta’s land-use policy sets out an approach to managing public and private land use and natural resource development in a manner that is consistent with the long-term economic, environmental and social goals of the province. It calls for the development of seven region-specific land use plans in order to manage the combined impacts of existing and future land use within a specific region and the incorporation of a cumulative effects management approach into such plans.

The AER monitors seismic activity across Alberta to assess the risks associated with, and instances of, earthquakes induced by hydraulic fracturing. Hydraulic fracturing involves the injection of water, sand or other proppants and additives under pressure into targeted subsurface formations to fracture the surrounding rock and stimulate oil and natural gas production. In recent years, hydraulic fracturing has been linked to increased seismicity in the areas in which hydraulic fracturing takes place, prompting regulatory authorities to investigate the practice further.

Liability Management

Alberta

The AER administers the Liability Management Framework (the “AB LM Framework”) and the Liability Management Rating Program (the “AB LMR Program”) to manage liability for most conventional upstream oil and natural gas wells, facilities and pipelines in Alberta. The AER is in the process of replacing the AB LMR Program with the AB LM Framework. This change was effected under key new AER directives in 2021, and further updates released in 2022. Broadly, the AB LM Framework is intended to provide a more holistic approach to liability management in Alberta, as the AER found that the more formulaic approach under the AB LMR Program did not necessarily indicate whether a company could meet its liability obligations. New developments under the AB LM Framework include a new Licensee Capability Assessment System (the “AB LCA”), a new Inventory Reduction Program (the “AB IR Program”), and a new Licensee Management Program (“AB LM Program”). Meanwhile, some programs under the AB LMR Program remain in effect, including the Oilfield Waste Liability Program (the “AB OWL Program”), the Large Facility Liability Management Program (the “AB LF Program”) and elements of the Licensee Liability Rating Program (the “AB LLR Program”). The mix between active programs under the AB LM Framework and the AB LMR Program highlights the transitional and dynamic nature of liability management in Alberta. While the province is moving towards the AB LM Framework and a more holistic approach to liability management, the AER has noted that this will be a gradual process that will take time to complete. In the meantime, the AB LMR Program continues to play an important role in Alberta’s liability management scheme.

Complementing the AB LM Framework and the AB LMR Program, Alberta’s OGCA establishes an orphan fund (the “Orphan Fund”) to help pay the costs to suspend, abandon, remediate and reclaim a well, facility or pipeline included in the AB LLR Program and the AB OWL Program if a licensee or working interest participant becomes insolvent or is unable to meet its obligations. Licensees in the AB LLR Program and the AB OWL Program fund the Orphan Fund through a levy administered by the AER. However, given the increase in orphaned oil and natural gas assets, the Government of Alberta has loaned the Orphan Fund approximately $335 million to carry out abandonment and reclamation work. In response to the COVID-19 pandemic, the Government of Alberta also covered $113 million in levy payments that licensees would otherwise have owed to the Orphan Fund, corresponding to the levy payments due for the first six months of the AER’s fiscal year. A separate orphan levy applies to persons holding licenses subject to the AB LF Program. Collectively, these programs are designed to minimize the risk to the Orphan Fund posed by the unfunded liabilities of licensees and to prevent the taxpayers of Alberta from incurring costs to suspend, abandon, remediate and reclaim wells, facilities or pipelines.

The Supreme Court of Canada’s decision in Orphan Well Association v. Grant Thornton (also known as the “Redwater decision”), provides the backdrop for Alberta’s approach to liability management. As a result of the Redwater decision, receivers and trustees can no longer avoid the AER’s legislated authority to impose abandonment orders against licensees or to require a licensee to pay a security deposit before approving a license transfer when any such licensee is subject to formal insolvency proceedings. This means that insolvent estates can no longer disclaim assets that have reached the end of their productive lives (and therefore represent a net liability) in order to deal primarily with the remaining productive and valuable assets without first satisfying any abandonment and reclamation obligations associated with the insolvent estate’s assets.

In April 2020, the Government of Alberta passed the Liabilities Management Statutes Amendment Act, which places the burden of a defunct licensee’s abandonment and reclamation obligations first on the defunct licensee’s working interest partners, and second, the AER may order the Orphan Fund to assume care and custody and accelerate the clean-up of wells or sites which do not have a responsible owner. These changes came into force in June 2020.

One important step in the shift to the AB LM Framework has been amendments to Directive 067: Eligibility Requirements for Acquiring and Holding Energy Licences and Approvals (“Directive 067”), which deals with licensee eligibility to operate wells and facilities. All license transfers and the granting of new well, facility and pipeline licenses in Alberta are subject to AER approval. Previously under the AB LMR Program, as a condition of transferring existing AER licenses, approvals and permits, all transfers required transferees to demonstrate that they had a liability management rating of 2.0 or higher immediately following the transfer. If transferees did not have the required rating, they would have to otherwise prove to the satisfaction of the AER that they could meet their abandonment and reclamation obligations, through means such as posting security or reducing their existing obligations. However, amendments from April 2021 to Directive 067 expanded the criteria for assessing licensee eligibility. Notably, those amendments increase requirements for financial disclosure, detail new requirements for when a licensee poses an “unreasonable risk” of orphaning assets, and adds additional general requirements for maintaining eligibility.

Alongside changes to Directive 067, the AER introduced Directive 088: Licensee Life-Cycle Management (“Directive 088”) in December 2021 under the AB LM Framework. Directive 088 replaces, to an extent, the AB LLR Program with the AB LCA. Whereas the AB LLR Program previously assessed a licensee based on a liability rating determined by the ratio of a licensee’s deemed asset value relative to the deemed liability value of its oil and gas wells and facilities, the AB LCA now considers a wider variety of factors and is intended to be a more comprehensive assessment of corporate health. Such factors are wide reaching and include: (i) a licensee’s financial health; (ii) its established total magnitude of liabilities; (iii) the remaining lifespan of its mineral resources and infrastructure; (iv) the management of its operations; (v) the rate of closure activities and spending, and pace of inactive liability growth; and (vi) its compliance with administrative and regulatory requirements. These various factors feed into a broader holistic assessment of a licensee under the AB LM Framework. In turn, that holistic assessment provides the basis for assessing risk posed by license transfers, as well as any security deposit that the AER may require from a licensee in the event that the regulator deems a licensee at risk of not being able to meet its liability obligations. However, the liability management rating under the LLR Program is still in effect for other liability management programs such as the AB OWL Program and the AB LF Program, and will remain in effect until a broadened scope of Directive 088 is phased in over time.

In addition to the AB LCA, Directive 088 also implemented other new liability management programs under the AB LM Framework. These include the AB LM Program and the AB IR Program. Under the AB LM Program the AER will continuously monitor licensees over the life cycle of a project. If, under the AB LM Program, the AER identifies a licensee as high risk, the regulator may employ various tools to ensure that a licensee meets its regulatory and liability obligations. In addition, under the AB IR Program the AER sets industry wide spending targets for abandonment and reclamation activities. Licensees are then assigned a mandatory licensee specific target based on the licensee’s proportion of provincial inactive liabilities and the licensee’s level of financial distress. Certain licensees may also elect to provide the AER with a security deposit in place of their closure spend target. Directive 088 was updated in February 2023 to introduce a closure nomination component of the IR Program, which permits those eligible to request to close a site and describes possible closure plans to licensees for when a site is nominated.

The Government of Alberta followed the announcement of the AB LM Framework with amendments to the Oil and Gas Conservation Rules and the Pipeline Rules in late 2020. The changes to these rules fall into three principal categories: (i) they introduce “closure” as a defined term, which captures both abandonment and reclamation; (ii) they expand the AER’s authority to initiate and supervise closure; and (iii) they permit qualifying third parties on whose property wells or facilities are located to request that licensees prepare a closure plan.

To address abandonment and reclamation liabilities in Alberta, the AER also implements, from time to time, programs intended to encourage the decommissioning, remediation and reclamation of inactive or marginal oil and natural gas infrastructure. In 2018, for example, the AER introduced a three-year voluntary program aimed at area-based closure (the “ABC program”). The ABC program was designed to reduce the cost of abandonment and reclamation operations though industry collaboration and economies of scale. Parties seeking to participate in the program had to commit to an inactive liability reduction target to be met through closure work of inactive assets. The Company did not have abandonment or reclamation activity that was part of the ABC program. Although the ABC program was phased out with the introduction of the IR Program, the AER continues to recommend an area-based closure approach. The Company reviews planned closure activities on a regular basis and continually assesses whether any such activities would include an area-based closure approach.

Climate Change Regulation

Climate change regulation at each of the international, federal and provincial levels has the potential to significantly affect the future of the oil and gas industry in Canada. These impacts are uncertain and it is not possible to predict what future policies, laws and regulations will entail. Any new laws and regulations (or additional requirements to existing laws and regulations) could have a material impact on the Company’s operations and cash flow.

Federal

Canada has been a signatory to the United Nations Framework Convention on Climate Change (the “UNFCCC”) since 1992. Since its inception, the UNFCCC has instigated numerous policy changes with respect to climate governance. On April 22, 2016, 197 countries, including Canada, signed the Paris Agreement, committing to prevent global temperatures from rising more than 2° Celsius above pre-industrial levels and to pursue efforts to limit this rise to no more than 1.5° Celsius. To date, 189 of the 197 parties to the UNFCCC have ratified the Paris Agreement, including Canada. In 2016, Canada committed to reducing its emissions by 30% below 2005 levels by 2030. In 2021, Canada updated its original commitment by pledging to reduce emissions by 40 – 45% below 2005 levels by 2030, and to net-zero by 2050.

During the course of the 2021 United Nations Climate Change Conference, Canada pledged to: (i) reduce methane emissions in the oil and gas sector to 75% of 2012 levels by 2030; (ii) cease to export thermal coal by 2030; (iii) impose a cap on emissions from the oil and gas sector; (iv) halt direct public funding to the global fossil fuel sector by the end of 2022; and (v) commit that all new vehicles sold in the country will be zero-emission on or before 2040. During the 2023 United Nations Climate Change Conference, which concluded on December 12, 2023, Canada signed an agreement with nearly 200 other parties, which includes renewed commitments to transitioning away from fossil fuels and further cutting greenhouse gas (“GHG”) emissions.

In 2022, the federal government published a discussion paper that outlined two potential regulatory options for capping emissions: (i) to implement a new cap-and-trade system that would set a limit on emissions from the sector; or (ii) to modify the existing pollution pricing benchmark (as discussed below) to limit emissions from the sector. The federal government has completed its formal engagement on potential regulatory options to cap emissions; it plans to release the its proposed regulatory framework by December 2023, following which it will develop draft regulations. The form of emissions cap on the oil and gas sector and the overall effect of such a cap remain uncertain.

The Government of Canada released the Pan-Canadian Framework on Clean Growth and Climate Change in 2016, setting out a plan to meet the federal government’s 2030 emissions reduction targets. On June 21, 2018, the federal government enacted the Greenhouse Gas Pollution Pricing Act (the “GGPPA”), which came into force on January 1, 2019. This regime has two parts: an output-based pricing system (“OBPS”) for large industry (enabled by the Output- Based Pricing System Regulations) and a fuel charge (enabled by the Fuel Charge Regulations), both of which impose a price on CO2e emissions. This system applies in provinces and territories that request it and in those that do not have their own equivalent emissions pricing systems in place that meet the federal standards and ensure that there is a uniform price on emissions across the country. Originally under the federal plans, the price was set to escalate by $10 per year until it reached a maximum price of $50/tonne of CO2e in 2022. However, on December 11, 2020, the federal government announced its intention to continue the annual price increases beyond 2022. Commencing in 2023, the benchmark price per tonne of CO2e will increase by $15 per year until it reaches $170/tonne of CO2e in 2030. Effective January 1, 2023, the minimum price permissible under the GGPPA rose to $65/tonne of CO2e.

While several provinces challenged the constitutionality of the GGPPA following its enactment, the Supreme Court of Canada confirmed its constitutional validity in a judgment released on March 25, 2021.

On April 26, 2018, the federal government passed the Regulations Respecting Reduction in the Release of Methane and Certain Volatile Organic Compounds (Upstream Oil and Gas Sector) (the “Federal Methane Regulations”). The Federal Methane Regulations seek to reduce emissions of methane from the oil and natural gas sector, and came into force on January 1, 2020. By introducing a number of new control measures, the Federal Methane Regulations aim to reduce unintentional leaks and the intentional venting of methane and ensure that oil and natural gas operations use low-emission equipment and processes. Among other things, the Federal Methane Regulations limit how much methane upstream oil and natural gas facilities are permitted to vent. The regulations aim to reduce the oil and gas sector’s methane emissions by 40% – 45% by 2025, relative to 2012.

The federal government has enacted the Multi-Sector Air Pollutants Regulation under the authority of the Canadian Environmental Protection Act, 1999, which regulates certain industrial facilities and equipment types, including boilers and heaters used in the upstream oil and gas industry, to limit the emission of air pollutants such as nitrogen oxides and sulphur dioxide.

In the November 23, 2021 Speech from the Throne, the federal government restated its commitment to achieve net- zero emission by 2050. In pursuit of this objective, the government’s proposed actions include: (i) moving to cap and cut oil and gas sector emissions; (ii) investing in public transit and mandating the sale of zero-emission vehicles; (iii) increasing the federally imposed price on pollution; (iv) investing in the production of cleaner steel, aluminum, building products, cars, and planes; (v) addressing the loss of biodiversity by continuing to strengthen partnerships with First Nations, Inuit, and Métis, to protect nature and the traditional knowledge of those groups; (vi) creating a Canada Water Agency to safeguard water as a natural resource and support Canadian farmers; (vii) strengthening action to prevent and prepare for floods, wildfires, droughts, coastline erosion, and other extreme weather worsened by climate change; and (viii) helping build back communities impacted by extreme weather events through the development of Canada’s first-ever National Adaptation Strategy.

The Canadian Net-Zero Emissions Accountability Act (the “CNEAA”) received royal assent on June 29, 2021, and came into force on the same day. The CNEAA binds the Government of Canada to a process intended to help Canada achieve net-zero emissions by 2050. It establishes rolling five-year emissions-reduction targets and requires the government to develop plans to reach each target and support these efforts by creating a Net-Zero Advisory Body. The CNEAA also requires the federal government to publish annual reports that describe how departments and crown corporations are considering the financial risks and opportunities of climate change in their decision-making. A comprehensive review of the CNEAA is required every five years from the date the CNEAA came into force.

The Government of Canada introduced its 2030 Emissions Reduction Plan (the “2030 ERP”) on March 29, 2022. In the 2030 ERP, the Government of Canada proposes a roadmap for Canada to reduce its GHG emissions to 40-45% below 2005 levels by 2030. As the first emissions reduction plan issued under the CNEAA, the 2030 ERP aims to reduce emissions by incentivizing electric vehicles and renewable electricity, and capping emissions from the oil and gas sector, among other measures.

On June 8, 2022 the Canadian Greenhouse Gas Offset Credit System Regulations were published in the Canada Gazette. The regulations establish a regulatory framework to allow certain kinds of projects to generate and sell offset credits for use in the federal OBPS through Canada’s Greenhouse Gas Offset Credit System. The system enables project proponents to generate federal offset credits through projects that reduce GHG emissions under a published federal GHG offset protocol. Offset credits can then be sold to those seeking to meet limits imposed under the OBPS or those seeking to meet voluntary targets.

The Clean Fuel Regulations will replace the former Renewable Fuels Regulation. On June 20, 2022, the Clean Fuel Regulations came into force and in July 2023 they took effect. The Clean Fuel Regulations aim to discourage the use of fossil fuels by increasing the price of those fuels when compared to lower-carbon alternatives, imposing obligations on primary suppliers of transportation fuels in Canada, and requiring fuels to contain a minimum percentage of renewable fuel content and meet emissions caps calculated over the life cycle of the fuel. The Clean Fuel Regulations also establish a market for compliance credits. Compliance credits can be generated by primary suppliers, among others, through carbon capture and storage, producing or importing low-emission fuel, or through end-use fuel switching (for example, operating an electric vehicle charging network).

Additionally, on December 7, 2023, the Minister of Environment and Climate Change and the Minister of Energy and Natural Resources, introduced Canada’s draft cap-and-trade framework to limit emissions from the oil and gas sector. The proposed Regulatory Framework for an Oil and Gas Sector Greenhouse Gas Emissions Cap proposes capping 2023 emissions at 35 to 38 percent below 2019 levels, while providing certain flexibilities to emit up to a level around 20 to 23 percent below 2019 levels. The purpose of the proposed cap is to ensure that Canada is on track to meet its target of achieving net zero by 2050. The federal government is collecting feedback from the public on the proposed framework until February 5, 2024. It is expected that the regulations will be finalized and released sometime in 2025 with annual reporting required as early as 2026 and a phasing in period taking place between 2026 and 2030.

The Government of Canada is also in the midst of developing a carbon capture utilization and storage (“CCUS”) strategy. CCUS is a technology that captures carbon dioxide from facilities, including industrial or power applications, or directly from the atmosphere. The captured carbon dioxide is then compressed and transported for permanent storage in underground geological formations or used to make new products such as concrete. As part of the 2021 budget, the federal government committed to investing $319 million over seven years to ramp up CCUS in Canada, as this will be a critical element of the plan to reach net-zero by 2050. By the end of 2023, the federal government plans to present legislation pursuant to which it will start paying subsidies for carbon capture and net zero energy projects.

In June 2023, the International Sustainability Standards Board issued two international reporting standards on sustainability: IFRS S1, which addresses sustainability-related disclosure, and IFRS S2, which addresses climate- related disclosure. The new standards require issuers, among other things, to include quantitative data regarding their climate change considerations, to use scenario analysis in developing their disclosure, and to disclose Scope 3 GHG emissions. While Canadian companies are not required to follow IFRS S1 and IFRS S2 at this time, the CSA is considering amending Canadian reporting requirements to include the new international standards, however to what extent they will be adopted remains unclear.

Alberta

In December 2016, the Oil Sands Emissions Limit Act came into force, establishing an annual 100 megatonne limit for GHG emissions from all oil sands sites, but the regulations necessary to enforce the limit have not yet been developed. The delay in drafting these regulations has been inconsequential thus far, as Alberta’s oil sands emit roughly 81 megatonnes of GHG emissions per year, well below the 100 megatonne limit.

In June 2019, the fuel charge element of the federal backstop program took effect in Alberta. On January 1, 2023, the carbon tax payable in Alberta increased from $50 to $65 per tonne of CO2e, and will continue to increase at a rate of

$15 per year until it reaches $170 per tonne in 2030. In December 2019, the federal government approved Alberta’s Technology Innovation and Emissions Reduction (“TIER”) regulation, which applies to large emitters. The TIER regulation came into effect on January 1, 2020 (as amended January 1, 2023) and replaced the previous Carbon Competitiveness Incentives Regulation. The TIER regulation meets the federal benchmark stringency requirements for emissions sources covered in the regulation, but the federal backstop continues to apply to emissions sources not covered by the regulation.

The TIER regulation applies to emitters that emit more than 100,000 tonnes of CO2e per year in 2016 or any subsequent year. The initial target for most TIER-regulated facilities is to reduce emissions intensity by 10% as measured against that facility’s individual benchmark, with a further 2% reduction in each subsequent year. The annual reduction rate applied to oil sands mining, in-situ and upgrading is 4% in 2029 and 2030. The facility-specific benchmark does not apply to all facilities, such as those in the electricity sector, which are compared against the good- as-best-gas standard. Similarly, for facilities that have already made substantial headway in reducing their emissions, a different “high-performance” benchmark is available. Under the TIER regulation, certain facilities in high-emitting or trade exposed sectors can opt-in to the program in specified circumstances if they do not meet the 100,000 tonne threshold. To encourage compliance with the emissions intensity reduction targets, TIER-regulated facilities must provide annual compliance reports. Facilities that are unable to achieve their targets may either purchase credits from other facilities, purchase carbon offsets, or pay a levy to the Government of Alberta.

The Government of Alberta aims to lower annual methane emissions by 45% by 2025. The Government of Alberta enacted the Methane Emission Reduction Regulation on January 1, 2020, and in November 2020, the Government of Canada and the Government of Alberta announced an equivalency agreement regarding the reduction of methane emissions such that the Federal Methane Regulations will not apply in Alberta.

Indigenous Rights

Constitutionally mandated government-led consultation with and, if applicable, accommodation of, the rights of Indigenous groups impacted by regulated industrial activity, as well as proponent-led consultation and accommodation or benefit sharing initiatives, play an increasingly important role in the Western Canadian oil and gas industry. In addition, Canada is a signatory to the UNDRIP and the principles set forth therein may continue to influence the role of Indigenous engagement in the development of the oil and gas industry in Western Canada. For example, in November 2019, the Declaration on the Rights of Indigenous Peoples Act (“DRIPA”) became law in British Columbia. The DRIPA aims to align British Columbia’s laws with UNDRIP. In June 2021, the United Nations Declaration on the Rights of Indigenous Peoples Act (“UNDRIP Act”) came into force in Canada. Similar to British Columbia’s DRIPA, the UNDRIP Act requires the Government of Canada to take all measures necessary to ensure the laws of Canada are consistent with the principles of UNDRIP and to implement an action plan to address UNDRIP’s objectives. On June 21, 2022, the Minister of Justice and Attorney General issued the First Annual Progress Report on the implementation of the UNDRIP Act (the “Progress Report”). The Progress Report provides that, as of June 2022, the federal government has sought to implement the UNDRIP Act by, among other things, creating a Secretariat within the Department of Justice to support Indigenous participation in the implementation of UNDRIP (the “Implementation Secretariat”), consulting with Indigenous peoples to identify their priorities, drafting an action plan to align federal laws with UNDRIP’s, and implementing efforts to educate federal departments on UNDRIP principles. On June 21, 2023, the Implementation Secretariat released The United Nations Declaration on the Rights of Indigenous Peoples Act Action Plan with respect to aligning federal laws with UNDRIP, which has a 2023-2028 implementation timeframe. Continued development of common law precedent regarding existing laws relating to Indigenous consultation and accommodation as well as the adoption of new laws such as DRIPA and the UNDRIP Act are expected to continue to add uncertainty to the ability of entities operating in the Canadian oil and gas industry to execute on major resource development and infrastructure projects, including, among other projects, pipelines. The Government of Canada has expressed that implementation of the UNDRIP Act has the potential to make meaningful change in how Indigenous peoples collaborate in impact assessment moving forward.

On June 29, 2021, the British Columbia Supreme Court issued a judgement in Yahey v British Columbia (the “Blueberry Decision”), in which it determined that the cumulative impacts of industrial development on the traditional territory of the Blueberry River First Nation (“BRFN”) in northeast British Columbia had breached the BRFN’s rights guaranteed under Treaty 8. The Blueberry Decision may have significant impacts on the regulation of industrial activities in northeast British Columbia and may lead to similar claims of cumulative effects across Canada in other areas covered by numbered treaties, as has been seen in Alberta.

On January 18, 2023, the Government of British Columbia and the BRFN signed the Blueberry River First Nations Implementation Agreement (the “BRFN Agreement”). The BRFN Agreement aims to address cumulative effects of development on BRFN’s claim area through restoration work, establishment of areas protected from industrial development, and a constraint on development activities. Such measures will remain in place while a long-term cumulative effects management regime is implemented. Specifically, the BRFN Agreement includes, among other measures, the establishment of a $200-million restoration fund by June 2025, an ecosystem-based management approach for future land-use planning in culturally important areas, limits on new petroleum and natural gas development, and a new planning regime for future oil and gas activities. The BRFN will receive $87.5 million over three years, with an opportunity for increased benefits based on petroleum and natural gas revenue sharing and provincial royalty revenue sharing in the next two fiscal years.

The BRFN Agreement has acted as a blueprint for other agreements between the Government of British Columbia and Indigenous groups in Treaty 8 territory. In late January 2023, the Government of British Columbia and four Treaty 8 First Nations — Fort Nelson, Salteau, Halfway River and Doig River First Nations — reached consensus on a collaborative approach to land and resource planning (the “Consensus Agreement”). The Consensus Agreement implements various initiatives including a “cumulative effects” management system linked to natural resource landscape planning and restoration initiatives, new land-use plans and protection measures, and a new revenue-sharing approach to support the priorities of Treaty 8 First Nations communities.

In July 2022, Duncan’s First Nation filed a lawsuit against the Government of Alberta relying on similar arguments to those advanced successfully by the BRFN. Duncan’s First Nation claims in its lawsuit that Alberta has failed to uphold its treaty obligations by authorizing development without considering the cumulative impacts on the First Nation’s treaty rights. Beaver Lake Cree Nation brought a similar lawsuit against the Government of Alberta in 2008, which had stalled, but is scheduled to be heard in January 2024. The long-term impacts of the Blueberry Decision and the Duncan’s First Nation’s and Beaver Lake Cree Nation’s lawsuits on the Canadian oil and gas industry remain uncertain.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this prospectus, including the financial statements and notes to the financial statements included herein before making a decision to invest in our securities. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition and results of operations of the Company. This could cause the trading price of the Common Shares to decline, perhaps significantly, and you therefore may lose all or part of your investment. You should carefully consider the following risk factors in conjunction with the other information included in this prospectus, including matters addressed in the section entitled “Advisories – Forward-Looking Statements,” “Management’s Discussion and Analysis,” the financial statements of GRL, GRI and JACOS, and notes to the financial statements included herein. The risks discussed below are not exhaustive and are based on certain assumptions made by the Company which later may prove to be incorrect or incomplete. Investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of the Company. The Company may face additional risks and uncertainties that are not presently known to it, or that are currently deemed immaterial, which may also impair its business or financial condition.

Risks Related to the Company’s Operations and the Oil and Gas Industry

The prices of crude oil, diluted bitumen, non-diluted bitumen and the differentials among various crude oil prices, natural gas and power are volatile and outside of the Company’s control and affect its revenues, profitability, cash flows and future rate of growth.

The Company’s revenues, profitability, cash flows and future rate of growth are highly dependent on commodity prices, including with respect to crude oil, diluted bitumen, non-diluted bitumen and the differentials among various crude oil prices, natural gas and power. Commodity prices may fluctuate widely in response to relatively minor changes in the supply of, and demand for, crude oil, diluted bitumen and non-diluted bitumen, natural gas, power, market uncertainty and a variety of additional factors that are beyond the Company’s control, such as:

●	domestic and global supply of, and demand for, crude oil, diluted bitumen, non-diluted bitumen and natural gas, as impacted by economic factors that affect gross domestic product growth rates of countries around the world, including impacts from international trade, pandemics and related concerns;

●	market expectations with respect to the future supply of, and demand for, crude oil, NGLs and natural gas and price changes;

●	global crude oil, diluted bitumen, non-diluted bitumen and natural gas inventory levels;

●	volatility and trading patterns in the commodity-futures markets;

●	the proximity, capacity, cost and availability of pipelines and other transportation facilities;

●	the capacity of refiners to utilize available supplies of crude oil and condensate;

●	weather conditions affecting supply and demand;

●	overall domestic and global political and economic conditions;

●	actions of Organization of Petroleum Exporting Countries (“OPEC”), its members and other state-controlled oil companies relating to oil price and production controls;

●	fluctuations in the value of the U.S. dollar relative to the Canadian dollar;

●	the price and quantity of crude oil, diluent and LNG imports to and exports from the U.S. and other countries;

●	the development of new Hydrocarbon exploration, production and transportation methods or technological advancements in existing methods, including hydraulic fracturing and SAGD;

●	capital investments by oil and gas companies relating to the exploration, development and production of Hydrocarbons;

●	social attitudes or policies affecting energy consumption and energy supply;

●	domestic and foreign governmental regulations, including environmental regulations, climate change regulations and applicable tax regulations;

●	shareholder activism or activities by non-governmental organizations to limit certain sources of capital for the energy sector or restrict the exploration, development and production of crude oil and natural gas; and

●	the effect of energy conservation efforts and the price, availability and acceptance of alternative energies, including renewable energy.

The Company makes price assumptions regarding commodity prices that are used for planning purposes, and a significant portion of its cash outlays, including capital, operating and transportation commitments, are largely fixed in nature. Accordingly, if commodity prices are below the expectations on which these commitments were based, the Company’s financial results are likely to be adversely affected because these cash outlays are not variable in the short term and cannot be quickly reduced to respond to unanticipated decreases in commodity prices. The Company’s risk management arrangements will not fully mitigate the effects of unexpected price fluctuations.

Significant or extended price declines could also materially and adversely affect the amount of diluted and non-diluted bitumen that the Company can economically produce, require the Company to make significant downward adjustments to its reserve estimates or result in the deferral or cancellation of the Company’s growth projects. A reduction in production could also result in a shortfall in expected cash flows and require the Company to reduce capital spending or borrow funds or access the capital markets to cover any such shortfall. Any of these factors could negatively affect the Company’s ability to replace its production and its future rate of growth.

The Company’s financial condition is substantially dependent on, and highly sensitive to, the prevailing prices of crude oil and the differentials among various crude oil prices and natural gas. Low prices for crude oil produced by the Company could have a material adverse effect on the Company’s operations, financial condition and the value and amount of the Company’s reserves.

Prices for crude oil and natural gas fluctuate in response to changes in the supply of, and demand for, crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Company’s control. Crude oil prices are primarily determined by international supply and demand. Factors which affect crude oil prices include the actions of OPEC, the condition of the Canadian, United States, European and Asian economies, government regulation, political stability in the Middle East and elsewhere, the supply of crude oil in North America and internationally, the ability to secure adequate transportation for products, the availability of alternate fuel sources and weather conditions. Natural gas prices, which represent an energy input cost to the Company, are affected primarily in North America by supply and demand, weather conditions, industrial demand, prices of alternate sources of energy and developments related to the market for liquefied natural gas. All of these factors are beyond the Company’s control and can result in a high degree of price volatility. Fluctuations in currency exchange rates further compound this volatility when commodity prices, which are generally set in U.S. dollars, are stated in Canadian dollars.

The Company’s financial performance also depends on revenues from the sale of commodities which differ in quality and location from underlying commodity prices quoted on financial exchanges. The market prices for heavy oil (which includes bitumen blends) are lower than the established market prices for light and medium grades of oil, principally due to the cost of diluent and the higher transportation and refining costs associated with heavy oil. In addition, there is limited pipeline egress capacity for Canadian crude oil to access the American refinery complex or tidewater to access world markets, relative to production rates in Western Canada, and the availability of additional transport capacity via rail is more expensive and variable; therefore, the price for Canadian crude oil is very sensitive to pipeline and refinery outages, which contributes to this volatility. The market for heavy oil is also more limited than for light and medium grades of oil making it further susceptible to supply and demand fluctuations. These factors all contribute to price differentials. Future price differentials are uncertain and any widening in heavy oil differentials specifically could have an adverse effect on the Company’s results of operations, financial condition and prospects.

Decreases to or prolonged periods of low commodity prices, particularly for oil, may negatively impact the Company’s ability to meet guidance targets, maintain our business and meet all of the Company’s financial obligations as they come due. It could also result in the shut-in of currently producing wells without an equivalent decrease in expenses due to fixed costs, a delay or cancellation of existing or future drilling, development or construction programs, unutilized long-term transportation commitments and a reduction in the value and amount of the Company’s reserves.

The Company conducts assessments of the carrying value of the Company’s assets in accordance with IFRS. If crude oil and natural gas forecast prices decline, the carrying value of the Company’s assets could be subject to downward revisions and the Company’s net earnings could be adversely affected.

Risks associated with the marketability of oil affecting net production revenue, production volumes and development and exploration activities.

The Company’s ability to market its oil may depend upon its ability to acquire capacity in pipelines that deliver oil to commercial markets or contract for the delivery of oil by rail or truck. Numerous factors beyond the Company’s control do, and will continue to, affect the marketability and price of oil acquired, produced, or discovered by the Company, including:

●	deliverability uncertainties related to the distance the Company’s reserves are from pipelines, railway lines and processing and storage facilities;

●	operational problems affecting pipelines, railway lines and processing and storage facilities; and

●	government regulation relating to prices, taxes, royalties, land tenure, allowable production and the export of oil.

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of, and demand for, oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include the current state of the world economies, political conditions in the United States, Canada, Europe, China and emerging markets, the actions of OPEC, sanctions imposed on certain oil-producing nations by other countries, the ongoing COVID-19 pandemic, governmental regulation, political stability and conflict in the Middle East, Ukraine and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company’s ability to access such markets. Oil prices are expected to remain volatile as a result of a wide variety of factors, including but not limited to the actions and decisions of OPEC and other factors mentioned herein. A material decline in prices could result in a reduction of the Company’s net production revenue. The economics of producing from bitumen resources may change because of lower prices, which could result in reduced production of diluted and non-diluted bitumen, resulting in a reduction in the Company’s net production revenue and the value of the Company’s reserves. The Company might also elect not to produce from certain wells at lower prices.

All these factors could result in a material decrease in the Company’s net production revenue and a reduction in its production, development and exploration activities. Any substantial and extended decline in the price of oil would have an adverse effect on the Company’s carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas-producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for, and project the return on, acquisitions and development and exploitation projects.

Risks associated with SAGD operations could adversely affect the Company’s operating results.

The Company’s operating results and the value of its reserves and resources depend, in part, on the price received for diluted bitumen and non-diluted bitumen, as well as the operating costs of the Demo Asset and the Expansion Asset, all of which may significantly vary from the prices and costs that the Company currently anticipates. If such operating costs increase, or if the Company does not achieve its expected production volumes or revenue, the Company’s earnings and cash flow will be reduced, and its business and financial condition may be materially adversely affected. In addition to the other factors and variables discussed herein, principal factors which could affect the Company’s operating results include (without limitation):

●	increases in the price applied to carbon emissions;

●	lower than expected reservoir performance, including, but not limited to, lower oil production rates and/or higher steam oil ratio;

●	the reliability and maintenance of the Company’s facilities, including timely and cost-effective execution of turnaround activities;

●	the safety and reliability of pipelines, tankage, trucks, railways and railcars and barges that transport the Company’s products;

●	the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells;

●	the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products;

●	reliance on the Petroleum Marketer as our sole third-party commodity marketer to market bitumen blend sales, procure diluent supply and perform logistics management for the Demo Asset and Expansion Asset;

●	reliance on the Petroleum Marketer as our sole third-party commodity marketer for timely payment of bitumen blend marketed on behalf of the Company;

●	labor disputes or disruptions, declines in labor productivity or the unavailability of, or increased cost of, skilled labor;

●	increases in the cost of materials, including in the current inflationary environment;

●	the availability of water supplies;

●	effects of inclement and severe weather events, including fire, drought and flooding;

●	the ability to obtain further approvals and permits for future potential projects;

●	engineering and/or procurement performance falling below expected levels of output or efficiency;

●	refining markets for the Company’s bitumen blend; and

●	the cost of chemicals used in the Company’s operations, including, but not limited to, in connection with water and/or oil treatment facilities.

The recovery of bitumen using SAGD processes is subject to uncertainty.

Current SAGD technologies for in situ extraction of bitumen or for reservoir injection require significant consumption of natural gas or other inputs to produce steam for use in the recovery process. There can be no assurance that the Company’s operations will produce bitumen at the expected levels or on schedule. The quality and performance of a bitumen reservoir can also impact the steam oil ratio and the timing and levels of production. In addition, the geological characteristics and integrity of bitumen reservoirs are inherently uncertain. The injection of steam into reservoirs under significant pressure may cause fluid containment issues and unforeseen damage to reservoirs, resulting in large steam losses in parts of the reservoir where caprock is compromised. Should these adverse reservoir conditions occur, they would have a negative impact on the Company’s ability to recover bitumen.

The Company’s future performance may be affected by the financial, operational, environmental and safety risks associated with the exploration, development and production of oil and natural gas.

Oil and natural gas operations involve many risks. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil reserves. Without the continual addition of new reserves, the Company’s existing reserves, and the production from them, will decline over time as the Company produces from such reserves. A future increase in the Company’s reserves will depend on both the ability of the Company to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. the Company may not be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of the Company may determine that current markets, terms of acquisitions, participation or pricing conditions make potential acquisitions or participation uneconomic. The Company may not discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells or wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing, operating and other costs. The completion of a well does not ensure a profit on the investment or recovery of drilling, completion and operating costs.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. It is difficult to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including blowouts, craterings, explosions, uncontrollable flows of natural gas, NGLs or well fluids, fires, pipe, casing or cement failures, abnormal pressure, pipeline leaks, ruptures or spills, vandalism, pollution, releases of toxic gases, adverse weather conditions or natural disasters and other environmental hazards and risks. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment and cause personal injury or threaten wildlife, all of which could result in liability to the Company.

Oil and natural gas production operations are also subject to geological and seismic risks, including encountering unexpected formations, pressures, reservoir thief zones such as bottom water and top gas and/or water, caprock integrity, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Shortages and volatility of pricing on commodity inputs could negatively impact the Company’s operating results.

The nature of the Company’s operations results in exposure to fluctuations in diluent, natural gas and electricity prices. Natural gas is a significant component of the Company’s cost structure, as it is used to generate steam for the SAGD process. Diluent, such as condensate, is also one of the Company’s significant commodity inputs and is used to decrease the viscosity of bitumen to allow it to be transported. Electricity is required to power facilities and wells. Historically, the markets for bitumen, diluent, natural gas and electricity have been volatile, and they are likely to continue to be volatile. Shortages of, and increased costs for, these inputs could increase the Company’s marketing and operating costs.

The Company is heavily reliant on the Petroleum Marketer as its sole third-party commodity marketer and a failure of the Petroleum Marketer to fulfill its obligations to the Company could have a significant negative impact on the Company’s operations, costs and cashflow.

The Company has contracted with the Petroleum Marketer as its sole third-party petroleum marketer and as a result faces concentrated counterparty risk if the Petroleum Marketer cannot, or refuses to, fulfill its contractual obligations. The Petroleum Marketer markets all of the Company’s product to buyers and thus is the sole source of all of the Company’s revenue. The Petroleum Marketer also sources and pays for diluent for the Company’s operations, provides security for key pipeline assignments, schedules and executes delivery of blend and diluent by pipeline and is responsible for transport of the Company’s bitumen when product is transported by truck. A failure of the Petroleum Marketer to provide any of those contracted services could have a significant negative impact on the Company’s operations, costs and cashflow.

There are numerous uncertainties inherent in estimating quantities of proved and probable reserves, quantities of contingent resources and future net revenues to be derived therefrom, including many factors beyond the Company’s control.

The reserves and estimated financial information with respect to certain of the Company’s oil sands leases have been independently evaluated by an independent reserve evaluation firm. These evaluations include several factors and assumptions made as of the date on which the evaluation is made, including but not limited to:

●	geological and engineering estimates, which have inherent uncertainties;

●	the effects of regulation by governmental agencies;

●	initial production rates;

●	production decline rates;

●	ultimate recovery of reserves;

●	timing and amount of capital expenditures;

●	marketability of production;

●	current and forecast prices of diluted and non-diluted bitumen, crude oil, condensate, power and natural gas;

●	the Company’s ability to transport its product to various markets;

●	operating costs;

●	abandonment and salvage values; and

●	royalties and other government levies that may be imposed over the producing life of the reserves.

Many of these assumptions that are valid at the time of the evaluation may change significantly when new information becomes available and may prove to be inaccurate. Furthermore, different reserve engineers may make different estimates of reserves based on the same data. The Company’s actual production, revenues and expenditures with respect to the Company’s oil sands leases will vary from these evaluations, and those variations may be material.

Reserves and estimates may require revision based on actual production experience. Such figures have been determined based on assumed commodity prices and operating costs. Market price fluctuations of bitumen, diluent and natural gas prices may render the recovery of certain grades of bitumen uneconomic. The present value of the Company’s estimated future net revenue in this report should not be construed as the fair market value of the Company’s reserves.

There is uncertainty associated with non-producing or undeveloped reserves.

The Company’s reserves may not ultimately be developed or produced in their entirety, either because it may not be commercially viable to do so or for other reasons. Furthermore, not all of the Company’s undeveloped or developed non-producing reserves may be ultimately produced on the Company’s projected timelines, at the costs the Company has budgeted, or at all. A shortfall in production below could have an adverse effect on the Company’s business, financial condition, results of operations and prospects.

The anticipated benefits of acquisitions may not be achieved and the Company may dispose of non-core assets for less than their carrying value on the financial statements as a result of weak market conditions.

The Company evaluates and, where appropriate, pursues acquisitions of additional mineral leases or oil and gas assets in the ordinary course of business. Acquisitions of mineral leases, as well as the exploration and development of land subject to such leases, may require substantial capital or the incurrence of substantial additional indebtedness. Furthermore, the acquisition of any additional mineral leases may not ultimately increase the Company’s reserves and contingent resources or result in any additional production of bitumen. If the Company consummates any future acquisitions of mineral leases, it may need to change its anticipated capital expenditure programs and the use of the Company’s capital resources. Management continually assesses the value and contribution of services provided by third parties and the resources required to provide such services. In this regard, non-core assets may be periodically disposed of so the Company can focus its efforts and resources more efficiently. Depending on the market conditions for such non-core assets, certain non-core assets of the Company may realize less on disposition than their carrying value on the financial statements of the Company.

Global political events may adversely affect commodity prices, which in turn affect the Company’s cash flow.

Political events throughout the world that cause disruptions in the supply of oil continuously affect the marketability and price of oil and natural gas acquired or discovered by the Company. Conflicts, or conversely peaceful developments, arising outside of Canada, including changes in political regimes or the parties in power, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and result in a reduction of the Company’s net production revenue.

The Company’s properties may be subject to actions and opposition by non-governmental agencies.

In addition to the risks outlined above related to geopolitical developments, the Company’s oil and natural gas properties, wells and facilities could be subject to physical sabotage or public opposition. Such public opposition could expose the Company to the risk of higher costs, delays or even project cancellations due to increased pressure on governments and regulators by special interest groups including First Nations groups, landowners, environmental interest groups (including those opposed to oil and natural gas production operations) and other non-governmental organizations, blockades, legal or regulatory actions or challenges, increased regulatory oversight, reduced support from the federal, provincial or municipal governments, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses, and direct legal challenges, including the possibility of climate-related litigation. The Company may not be able to satisfy the concerns of special interest groups and non-governmental organizations and attempting to address such concerns may require the Company to incur significant and unanticipated capital and operating expenditures. If any of the Company’s properties, wells or facilities are the subject of physical sabotage or public opposition, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. The Company does not have insurance to protect against such risks.

The successful operation of a portion of the Company’s properties is dependent on third parties.

The Company’s projects will depend on the availability and successful operation of certain infrastructure owned and operated by third parties or joint ventures with third parties, including (without limitation):

●	pipelines for the transport of natural gas, diluent and diluted bitumen;

●	refinery operators;

●	power transmission grids supplying and exporting electricity; and

●	other third-party transportation infrastructure such as roads, rail, airstrips, terminals and vessels.

The unavailability or decreased capacity of any or all of the infrastructure described above could negatively impact the operation of the Company’s projects, which, in turn, may have a material adverse effect on the Company’s results of operations, financial condition and prospects.

In addition, if any of the Company’s various counterparties experience financial difficulty, it could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If such companies fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Company may be required to satisfy such obligations and seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Company potentially becoming subject to additional liabilities relating to such assets and the Company having difficulty collecting revenue due from such operators or recovering amounts owing to the Company from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse effect on the Company’s financial and operational results.

Firm transportation and storage agreements require the Company to pay demand charges for firm transportation and storage capacities that it does not use.

The Company pays fixed charges for storage and transportation of operating inputs such as natural gas, diluent and electricity, regardless of whether bitumen and blend are being produced. If the Company fails to use its firm transportation and storage capacities due to production shortfalls or otherwise, margins, results of operations and financial performance could be adversely affected.

The Company may be unable to retain existing suppliers.

The Company may be unable to retain existing suppliers, contractors or employees, unless it provides letters of credit or other financial assurances, the quantum of which may eventually prove to be higher than the Company’s current estimates. The Company may have restricted access to capital and increased borrowing costs. Failure to obtain financing on a timely basis could impair the Company’s ability to retain such suppliers, contractors or employees, which could have a material adverse effect on its operations.

The Company relies on groundwater licenses, which, if rescinded or the conditions of which are amended, could disrupt its business and have a material adverse effect on its business, financial condition, results of operations and prospects.

The Company relies on access to groundwater, which is obtained under government licenses, to provide the substantial quantities of water required for certain of its operations. The licenses to withdraw water may be rescinded or additional conditions may be added to these licenses. Further, the Company may have to pay increased fees for the use of water in the future, and any such fees may be uneconomic. Finally, new projects or the expansion of existing projects may be dependent on securing licenses for additional water withdrawal, and these licenses may be granted on terms not favorable to the Company, or at all, and such additional water may not be available to divert under such licenses. Any prolonged droughts in the Fort McMurray area could result in the Company’s groundwater licenses being subject to additional conditions or rescission. The Company’s inability to secure groundwater licenses in the future and any amendment to or rescission of, its current licenses may disrupt its business and have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company may have to pay certain costs associated with abandonment and reclamation in excess of amounts currently estimated in its consolidated financial statements.

The Company will need to comply with the terms and conditions of environmental and regulatory approvals and all legislation regarding the abandonment of its projects and reclamation of the project lands at the end of their economic life, which may result in substantial abandonment and reclamation costs. Any failure to comply with the terms and conditions of the Company’s approvals and legislation may result in the imposition of fines and penalties, which may be material. Generally, abandonment and reclamation costs are substantial and, while the Company accrues a reserve in its financial statements for such costs in accordance with IFRS, such accruals may be insufficient.

In the future, the Company may determine it prudent or be required by applicable Laws, regulations or regulatory approvals to establish and fund one or more reclamation funds to provide for payment of future abandonment and reclamation costs. If the Company establishes a reclamation fund, its liquidity and cash flow may be adversely affected.

Alberta has developed a liability management framework designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines if a licensee or permit holder is unable to satisfy its regulatory obligations. The implementation of or changes to the requirements of the liability management framework may result in significant increases to the security that must be posted by licensees, increased and more frequent financial disclosure obligations or may result in the denial of license or permit transfers, which could impact the availability of capital to be spent by such licensees which could in turn materially adversely affect the Company’s business and financial condition. In addition, this liability management framework may prevent or interfere with a licensee’s ability to acquire or dispose of assets, as both the vendor and the purchaser of oil and natural gas assets must be in compliance with the liability management framework for the applicable regulatory agency to allow for the transfer of such assets.

The Company may not be able to obtain the regulatory approvals it needs for general operating activities or compliance for decommissioning.

The construction, operation and eventual decommissioning of the Demo Asset and the Expansion Asset and other potential future projects are and will be conditional upon various environmental and regulatory approvals, permits, leases and licenses issued by governmental authorities, including but not limited to the approval of the Alberta Energy Regulator and the Alberta Ministry of Environment and Protected Areas. There can be no assurance that such approvals, permits, leases and licenses will be granted or, once granted, that they will subsequently be renewed or will not be cancelled or contain terms and conditions which make the Company’s projects uneconomic, or cause the Company to significantly alter its projects. Further, the construction, operation and decommissioning of the Demo Asset and Expansion Asset projects and other potential future projects will be subject to regulatory approvals and statutes and regulations relating to environmental protection and operational safety. There can be no assurance that third parties will not object to the development of such projects during applicable regulatory processes.

Due to the geographical concentration of the Company’s assets, the Company may be disproportionately impacted by delays or interruptions in the region in which it operates.

The Company’s properties and production are focused in the Southern Athabasca region of Northeastern Alberta. As a result, the Company may be disproportionately exposed to the impact of delays or interruptions of production caused by transportation capacity constraints, curtailment of production, availability of equipment, facilities, personnel or services, water shortages, significant governmental regulation, natural disasters, fires, adverse weather conditions, plant closures for scheduled maintenance or interruption of transportation of oil or natural gas produced from the wells in these areas.

In addition, the effect of fluctuations on supply and demand may become more pronounced within the specific geographic oil and gas-producing areas in which the Company’s properties are located, which may cause these conditions to occur with greater frequency or magnify the effect of these conditions on the Company. Due to the concentrated nature of the Company’s portfolio of properties, a number of the Company’s properties could experience one or more of the same conditions at the same time, resulting in a relatively greater impact on the Company’s results of operations than they might have on other companies that have a more diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on the operating results and financial condition of the Company.

Entrance into new industry-related activities or geographical areas could adversely affect the Company’s future operational and financial conditions.

In the future, the Company may acquire or move into new industry-related activities or new geographical areas or acquire different energy-related assets, and as a result, may face unexpected risks or alternatively, significantly increase its exposure to one or more existing risk factors, which may in turn result in the Company’s future operational and financial conditions being adversely affected.

The Company’s operations may be negatively impacted by factors outside of its control, resulting in operational delays and cost overruns.

Project interruptions may delay expected revenues from operations. Significant project cost overruns could make a project uneconomic. The Company’s ability to execute projects and to market bitumen depends upon numerous factors beyond the Company’s control, including:

●	availability of processing capacity;

●	availability and proximity of pipeline capacity;

●	availability of trucking sources;

●	availability of storage capacity;

●	availability and cost of diluent, natural gas and power;

●	changes in production or regulation of sulfur and/or sulfur dioxide;

●	availability of, and the ability to acquire, water supplies needed for drilling and SAGD operations or the Company’s ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;

●	effects of inclement and severe weather events, including forest fires, drought and flooding;

●	availability of drilling and related equipment;

●	loss of wellbore integrity or failure of pressure equipment;

●	unexpected cost increases;

●	accidental events;

●	currency fluctuations;

●	regulatory changes;

●	availability and productivity of skilled labor; and

●	regulation of the oil and natural gas industry by various levels of government and governmental agencies.

A portion of the Company’s production costs are fixed regardless of current operating levels. As noted, the Company’s operating levels are subject to factors beyond its control that can delay deliveries or increase the cost of operation at particular sites for varying lengths of time. These factors include weather conditions (e.g., extreme winter weather, tornadoes, floods, and the lack of availability of process water due to drought), fires and other natural and man-made disasters, unanticipated geological conditions, including variations in the amount and type of rock and soil overlying the oil or natural gas deposits, variations in rock and other natural materials and variations in geologic conditions.

Fire in the Athabasca region has been a recurring issue and in 2016 resulted in the suspension of operations at the Demo Asset and suspension of construction at the Expansion Asset, as well as suspension of operations at surrounding SAGD facilities due to safety concerns.

The processes that take place in the Company’s facilities and those facilities owned by third parties through which the Company’s production is transported and processed depend on critical pieces of equipment. This equipment may, on occasion, be out of service because of unanticipated failures. In addition, some of these facilities have been in operation for several decades, and the equipment is aged. In the future, the Company may experience additional material shutdowns or periods of reduced production because of equipment failures. Further, remediation of any interruption in production capability may require the Company to make large capital expenditures that could have a negative effect on profitability and cash flows. The Company’s business interruption insurance may not cover all or any of the lost revenues associated with equipment failures. Longer-term business disruptions could result in a loss of customers, which adversely could affect future sales levels and profitability.

Lack of capacity and/or regulatory constraints on gathering and processing facilities, pipeline systems, trucking and railway lines may have a negative impact on the Company’s ability to produce and sell its oil and natural gas.

The Company delivers its products through gathering and processing facilities, pipeline systems and may in certain circumstances, deliver by truck and rail. The amount of bitumen that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems, trucking and railway lines. The lack of availability of capacity in any of the gathering and processing facilities, pipeline systems, trucking and railway lines could result in the Company’s inability to realize the full economic potential of its production or in a reduction of the price offered for the Company’s production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to transport produced oil and gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Unexpected shutdowns or curtailment of the capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Company’s production, operations and financial results.

A portion of the Company’s production may, from time to time, be processed through facilities owned by third parties and over which the Company does not have control. From time to time, these facilities may discontinue or decrease operations as a result of normal servicing requirements or unexpected events. A discontinuation or decrease of operations could have a material adverse effect on the Company’s ability to process its production and deliver the same to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers, especially when combined with a regulatory framework that may not always align with the interests of particular shippers.

The Company competes with other oil and natural gas companies, many of which have greater financial and operational resources.

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil production leases and the distribution and marketing of petroleum products. the Company competes with producers of bitumen, synthetic crude oil blends and conventional crude oil. Some of the conventional producers have lower operating costs than the Company, and many of them have greater resources to source, attract and retain the personnel, materials and services that the Company requires to conduct its operations. Other producers may also have substantially greater financial resources, staff and facilities than the Company. Some of these companies not only explore for, develop and produce oil and natural gas, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than the Company. The Company’s ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling.

The petroleum industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies that may increase the viability of reserves or reduce production costs. Other companies may have greater financial, technical and personnel resources that allow them to implement and benefit from such technological advantages. The Company may not be able to respond to such competitive pressures and implement such technologies on a timely basis, or at an acceptable cost. If the Company does implement such technologies, it may not do so successfully. One or more of the technologies currently used by the Company or implemented in the future may become obsolete. If the Company is unable to use the most advanced commercially available technology, or is unsuccessful in implementing certain technologies, its business, financial condition and results of operations could also be adversely affected in a material way.

The Company also faces competition from companies that supply alternative resources of energy, such as wind and solar power.

Other factors that could affect competition in the marketplace include additional discoveries of Hydrocarbon reserves by the Company’s competitors, changes in the cost of production, political and economic factors and other factors outside Greenfire’s control.

Changes to the demand for oil and natural gas products and the rise of petroleum alternatives may negatively affect the Company’s financial condition, results of operations and cash flow.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation systems could reduce the demand for oil, natural gas and liquid Hydrocarbons. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of Hydrocarbons and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and result in downward pressure on commodity prices. Advancements in energy- efficient products have a similar effect on the demand for oil and natural gas products. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow by decreasing the Company’s profitability, increasing its costs, limiting its access to capital and decreasing the value of its assets.

Modification to current, or implementation of additional, regulations may reduce the demand for oil and natural gas and/or increase the Company’s costs and/or delay planned operations.

The oil and gas industry in Canada is a regulated industry. Various levels of government impose extensive controls and regulations on oil sands and other oil and natural gas operations (including exploration, development, production, pricing, marketing and transportation). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties and the exportation of bitumen, oil and natural gas. Amendments to these controls and regulations may occur from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil sands and the oil and natural gas industry could generally reduce demand for bitumen, oil and natural gas and increase the Company’s costs, either of which may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Further, the ongoing third-party challenges to regulatory decisions or orders have reduced the efficiency of the regulatory regime, as the implementation of the decisions and orders has been delayed, resulting in uncertainty and interruption to the business of the oil sands and the oil and natural gas industry.

To conduct its operations, the Company will require regulatory permits, licenses, registrations, approvals and authorizations from various governmental authorities at the municipal, provincial and federal levels. The Company may not be able to obtain all permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. In addition, certain federal legislation such as the Competition Act (Canada) and the Investment Canada Act could negatively affect the Company’s business, financial condition and the market value of its securities or its assets, particularly when undertaking, or attempting to undertake, acquisition or disposition activity.

There has also been increased activism relating to climate change and public opposition to fossil fuels. The federal government and certain provincial governments in Canada have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy, field and emission standards, and alternative energy incentives and mandates. See “Climate change concerns could result in increased operating expenses and reduced demand for the Company’s products and securities, while the potential physical effects of climate change could disrupt the Company’s production and cause it to incur significant costs in preparing for or responding to those effects” and “Compliance with environmental regulations requires the dedication of a portion of the Company’s financial and operational resources” for additional information. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land use practices could lead governments to enact additional or more stringent laws and regulations applicable to the Company and other companies in the energy industry in general.

Changes to royalty regimes could adversely affect the profitability of the Company’s operations.

The Province of Alberta receives royalties on the production of natural resources from lands in which it owns the mineral rights that are linked to price and production levels and that apply to both new and existing thermal oil production projects. There can be no assurances that the Government of Alberta will not adopt new royalty regimes or alter existing royalty regimes, which may render the Company’s projects uneconomical or otherwise adversely affect its results of operations, financial condition or prospects.

A failure to secure the services and equipment necessary to the Company’s operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company’s financial performance and cash flows.

The Company’s operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices, and additional government intervention through stimulus spending or additional regulations. The Company’s inability to manage costs may impact project returns and future development decisions, which could have a material adverse effect on its financial performance and cash flows.

The cost or availability of oil and gas field equipment may adversely affect the Company’s ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary for the Company’s operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company’s financial performance and cash flows.

Oil and natural gas operations are subject to seasonal weather conditions, and the Company may experience significant operational delays or costs as a result.

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Extreme cold weather, heavy snowfall and heavy rainfall may restrict the Company’s ability to access its properties and cause operational difficulties. In addition, low temperatures increase the viscosity of diluent and bitumen. With higher viscosities, more diluent is required to blend bitumen for pipeline transportation, and bitumen becomes thicker and more difficult to transport by truck, in each case, resulting in increased operating costs. Higher than normal temperatures can negatively affect the operation of equipment used for processing and cooling of product and for inputs, such as natural gas delivery from third parties. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and increased operating costs, which may have an adverse effect on the Company’s business, financial condition and results of operations.

The Company’s access to capital may be limited or restricted as a result of factors related and unrelated to it, impacting its ability to conduct future operations and acquire and develop reserves.

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of bitumen, oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company’s ability to do so is dependent on, among other factors:

●	the overall state of the capital markets;

●	the Company’s credit rating (if applicable);

●	commodity prices;

●	production rates;

●	interest rates;

●	royalty rates;

●	tax burden due to currently applicable tax laws and potential changes in tax laws; and

●	investor appetite for investment in the energy industry and the Company’s securities in particular.

Further, if the Company’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. The current conditions in the oil and gas industry have negatively impacted the ability of oil and gas companies to access financing. Debt or equity financing or cash generated by operations may not be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, it may not be on terms acceptable to the Company. The Company may be required to seek additional equity financing on terms that are highly dilutive to existing securityholders. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Changes to applicable tax laws or government incentive programs may affect the Company’s operations, financial condition or prospects.

Income tax laws or government incentive programs relating to the oil and gas industry and in particular, the oil sands sector, may in the future be changed or interpreted in a manner that adversely affects the Company’s result of operations, financial condition or prospects. In addition, corporate tax pools may be adjusted due to changes with respect to changes of tax law interpretation or audit.

The Company may require additional financing, from time to time, to fund the acquisition, exploration and development of properties, and its ability to obtain such financing in a timely fashion and on acceptable terms may be negatively impacted by the current economic and global market volatility.

The Company’s cash flow from operations may not be sufficient to fund its ongoing activities at all times and, from time to time, the Company may require additional financing in order to carry out its acquisition, exploration and development activities. Failure to obtain financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce its operations. Due to the conditions in the oil and natural gas industry and/or global economic and political volatility, the Company may, from time to time, have restricted access to capital and increased borrowing costs. The current conditions in the oil and natural gas industry have negatively impacted the ability of oil and natural gas companies to access, or the cost of, additional financing.

As a result of global economic and political conditions and the domestic lending landscape, the Company may, from time to time, have restricted access to capital and increased borrowing costs. If the Company’s cash flow from operations decreases as a result of lower commodity prices or otherwise, it will affect the Company’s ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Company’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely. In addition, the future development of the Company’s properties may require additional financing, and such financing may not be available or, if available, may not be available upon acceptable terms. Alternatively, any available financing may be highly dilutive to existing securityholders. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay in development or production on the Company’s properties.

Defects in the title or rights to produce the Company’s properties may result in a financial loss.

The Company’s actual title to and interest in its properties, and its right to produce and sell the products therefrom, may vary from the Company’s records. In addition, there may be valid legal challenges or legislative changes, or prior unregistered agreements, interests or claims of which the Company is currently unaware, that affect the Company’s title to and right to produce petroleum from its properties, which could impair the Company’s activities and result in a reduction of the revenue received by the Company.

If a defect exists in the chain of title or in the Company’s right to produce, or a legal challenge or legislative change arises, it is possible that the Company may lose all, or a portion of, the properties to which the title defect relates and/or its right to produce from such properties. This may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company may be required to surrender lands to the Province of Alberta if annual lease payments are not made.

The Company has two project regions in the Athabasca region of Alberta consisting of oil sands leases, either acquired from the Government of Alberta or from third parties. All of the Company’s leases require annual lease payments to the Alberta provincial government. If the Company does not maintain the annual lease payments, it will lose its ability to explore and develop the properties, and the Company will not retain any kind of interest in the properties.

Risk management activities expose the Company to the risk of financial loss and counter-party risk.

The Company has and continues to use physical and financial instruments to hedge a portion of its exposure to fluctuations in commodity prices (potentially including, but not limited to, hedging the index price that approximates the Company’s realized price for its bitumen and benchmark pricing that approximates the price the Company pays for diluent, natural gas and power) and may also use such instruments in respect of exchange and interest rates. If bitumen, diluent, natural gas, power prices, exchange or interest rates increase above or decrease below levels contracted for in any hedging agreements, such hedging arrangements may prevent the Company from realizing the full benefit of such increases or decreases. In addition, the Company’s risk management arrangements may expose it to the risk of financial loss or otherwise have a negative impact on the Company’s results of operations or prospects in certain circumstances, including instances in which:

●	production falls short of the contracted volumes or prices fall significantly lower than projected;

●	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the arrangement;

●	the Company is required to pay a margin call on a derivative instrument based on a market or reference price that is higher than the hedged price;

●	counterparties to the arrangements or other price risk management contracts become insolvent or otherwise fail to perform under those arrangements; or

●	a sudden or unexpected event materially impacts market prices for bitumen, diluent, natural gas, power or exchange or interest rates.

It is an obligation under the New Note Indenture to execute a continuously rolling 12-month commodity price hedging program for at least 50% of its proved developed producing reserve forecast, subject to adjustment in certain circumstances, from its most recent reserve report, which is completed by an independent reserve evaluator. Although the Company has been successful in executing its hedging strategy to meet this obligation in the past, there can be no guarantee that it will continue to be successful in meeting this obligation in the future. Should the Company fail to meet its obligations under the New Note Indenture, an event of default may occur and negatively impact the Company’s financial and operating performance.

Not all risks of conducting oil and natural gas opportunities are insurable and the occurrence of an uninsurable event may have a material adverse effect on the Company.

The operation of the Company’s SAGD production properties and projects have experienced and will continue to be subject to the customary hazards of recovering, transporting and processing Hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, equipment failures, blowouts, spills and other accidents.

In addition, the geological characteristics and integrity of the bitumen reservoirs are inherently uncertain. The injection of steam into reservoirs under significant pressure may result in unforeseen damage to reservoirs that could result in steam blowouts or oil or gaseous leaks. A casualty occurrence might result in the loss of equipment or life, as well as injury, environmental or property damage or the interruption of the Company’s operations.

Although the Company maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company’s insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the Company to decide to reduce or possibly eliminate coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the Company’s overall risk exposure could be increased and the Company could incur significant costs.

The Company relies on its reputation to continue its operations and to attract and retain investors and employees.

Oil sands development receives significant political, media and activist commentary regarding GHG emissions, pipeline transportation, water usage, harm to First Nations communities and potential for environmental damage. Public concerns regarding such issues may directly or indirectly harm the Company’s operations and profitability in a number of ways, including by: (i) creating significant regulatory uncertainty that could challenge the economic modelling of future development; (ii) motivating extraordinary environmental regulation by governmental authorities that could result in changes to facility design and operating requirements, thereby increasing the cost of construction, operation and abandonment; (iii) imposing restrictions on production from oil sands operations that could reduce the amount of bitumen, crude oil and natural gas that the Company is ultimately able to produce from its reserves; and (iv) resulting in proposed pipelines not being able to receive the necessary permits and approvals, which, in turn, may limit the market for the Company’s crude oil and natural gas and reduce its price. Concerns over these issues may also harm the Company’s corporate reputation and limit its ability to access land and joint venture opportunities.

The Company’s business, operations or financial condition may be negatively impacted as a result of any negative public opinion towards the Company or as a result of any negative sentiment toward, or in respect of, the Company’s reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by certain media and special interest groups’ negative portrayal of the industry in which the Company operates as well as their opposition to certain oil sands and other oil and natural gas projects. Potential impacts of negative public opinion or reputational issues may include delays or interruptions in operations, legal or regulatory actions or challenges, blockades, increased regulatory oversight, reduced support for, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses and increased costs and/or cost overruns. The Company’s reputation and public opinion could also be impacted by the actions and activities of other companies operating in the oil and natural gas industry, particularly other producers, over which the Company has no control. Similarly, the Company’s reputation could be impacted by negative publicity related to loss of life, injury or damage to property and environmental damage caused by the Company’s operations. In addition, if the Company develops a reputation of having an unsafe work site, it may impact the ability of the Company to attract and retain the necessary skilled employees and consultants to operate its business. Opposition from special interest groups opposed to oil and natural gas development and the possibility of climate-related litigation against governments and Hydrocarbon companies may impact the Company’s reputation.

Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, regulatory and legal risks, among others, must all be managed effectively to safeguard the Company’s reputation. Damage to the Company’s reputation could result in negative investor sentiment towards the Company, which may result in limiting the Company’s access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Company’s securities.

Opposition by First Nations groups to the conduct of the Company’s operations, development or exploratory activities may negatively impact the Company.

Opposition by First Nations groups to the conduct of the Company’s operations, development or exploratory activities may negatively impact it in terms of public perception, diversion of management’s time and resources, and legal and other advisory expenses, and could adversely impact the Company’s progress and ability to explore and develop properties.

Some First Nations groups have established or asserted treaty, Aboriginal title and Aboriginal rights to a substantial portion of Western Canada. Certain First Nations peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the Regional Municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, Aboriginal title to large areas of lands surrounding Fort McMurray, including lands on which the Company’s assets are located. Such claims, and other similar claims that may be initiated, if successful, could have a material adverse effect on the Company’s assets.

The Canadian federal and provincial governments have a duty to consult with First Nations people when contemplating actions that may adversely affect the asserted or proven Aboriginal or treaty rights and, in certain circumstances, accommodate their concerns. The scope of the duty to consult by federal and provincial governments varies with the circumstances and is often the subject of ongoing litigation. The fulfillment of the duty to consult First Nations people and any associated accommodations may adversely affect the Company’s ability to, or increase the timeline to, obtain or renew, permits, leases, licenses and other approvals, or to meet the terms and conditions of those approvals.

In addition, the Canadian federal government has introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”). Other Canadian jurisdictions have also introduced or passed similar legislation, or begun considering the principles and objectives of UNDRIP, or may do so in the future. The means and timelines associated with UNDRIP’s implementation by the government are uncertain; additional processes may be created, or legislation amended or introduced associated with project development and operations, further increasing uncertainty with respect to project regulatory approval timelines and requirements.

An inability to recruit and retain a skilled workforce and key personnel may negatively impact the Company.

The operations and management of the Company require the recruitment and retention of a skilled workforce, including engineers, technical personnel and other professionals. The loss of key members of such workforce, or a substantial portion of the workforce as a whole, could result in the failure to implement the Company’s business plans which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The labor force in Alberta, and in the surrounding area, is limited and there can be no assurance that all the required employees with the necessary expertise will be available. Competition for qualified personnel in the oil and natural gas industry is high and the Company may not be able to continue to attract and retain all personnel necessary for the development and operation of its business. The Company does not have any key personnel insurance in effect. Contributions of the existing management team to the immediate and near-term operations of the Company are likely to be of central importance. In addition, certain of the Company’s current employees may have significant institutional knowledge that must be transferred to other employees prior to their departure from the workforce. If the Company is unable to: (i) retain current employees; (ii) successfully complete effective knowledge transfers; and/or (iii) recruit new employees with the requisite knowledge and experience, the Company could be negatively impacted. In addition, the Company could experience increased costs to retain and recruit these professionals.

Restrictions on operational activities intended to protect certain species of wildlife may adversely affect the Company’s ability to conduct drilling and other operational activities in some of the areas where it operates.

Operations in the Company’s operating areas can be adversely affected by seasonal or permanent restrictions on construction, drilling and well completions activities designed to protect various wildlife. Seasonal restrictions may limit the Company’s ability to operate in protected areas and can intensify competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages when drilling and completion activities are allowed. These constraints and the resulting shortages or high costs could delay the Company’s operations and materially increase the Company’s operating and capital costs. Permanent restrictions imposed to protect endangered species could prohibit development in certain areas or require the implementation of expensive mitigation measures. The designation of previously unprotected species as threatened or endangered in areas where the Company operates could cause the Company to incur increased costs arising from species protection measures or could result in limitations on the Company’s exploration and production activities that could have an adverse impact on the Company’s ability to develop and produce its reserves.

Risks Related to Climate Change and Related Regulation

Compliance with environmental regulations requires the dedication of a portion of the Company’s financial and operational resources.

Compliance with environmental legislation may require significant expenditures, some of which may be material. Environmental compliance requirements may result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The direct and indirect costs of the various GHG regulations, current and emerging in both Canada and the United States, including any limits on oil sands emissions through the Canadian federal government’s implementation of the Paris Agreement through the Greenhouse Gas Pollution Pricing Act, the Clean Fuel Regulations, the Alberta Technology Innovation and Emissions Reduction Regulation and any other federal or provincial carbon emission pricing system, may adversely affect the Company’s business, operations and financial results.

Environmental regulation of GHG emissions in the United States could result in increased costs and/or reduced revenue for oil sands companies such as the Company. At the federal level, the U.S. Environmental Protection Agency (the “EPA”) is currently responsible for regulating GHG emissions, pursuant to the Clean Air Act. The EPA has issued regulations restricting GHG emissions from automobiles and trucks, and administers the Renewable Fuel Standard, which requires specified “renewable fuels” to be blended into U.S. transportation fuel, with increasing volumes coming from lower GHG-emitting fuels over time. While the future regulatory environment in the United States is uncertain, it is possible that fuel suppliers’ GHG emissions will eventually be regulated in the United States. The Company’s operations may be impacted by such regulation, which could impose increased costs on direct and indirect users of the Company’s products, which could result in reduced demand therefore.

Climate change concerns could result in increased operating costs and reduced demand for the Company’s products and securities, while the potential physical effects of climate change could disrupt the Company’s production and cause it to incur significant costs in preparing for or responding to those effects.

Global climate issues continue to attract public and scientific attention. Numerous reports, including reports from the Intergovernmental Panel on Climate Change, have engendered concern about the impacts of human activity, especially Hydrocarbon combustion, on the global climate. In turn, increasing public, government, and investor attention is being paid to global climate issues and to emissions of GHGs, including emissions of carbon dioxide and methane from the production and use of bitumen, oil, liquids and natural gas. Most countries across the globe, including Canada, have agreed to reduce their carbon emissions in accordance with the Paris Agreement. In addition, during the 2021 United Nations Climate Change Conference in Glasgow, Scotland, Canada’s Prime Minister, Justin Trudeau, made several pledges aimed at reducing Canada’s GHG emissions and environmental impact. Greenfire faces both transition risks and physical risks associated with climate change policy and regulations.

Foreign and domestic governments continue to evaluate and implement policy, legislation, and regulations focused on restricting GHG emissions and promoting adaptation to climate change and the transition to a low-carbon economy. It is not possible to predict what measures foreign and domestic governments may implement in this regard, nor is it possible to predict the requirements that such measures may impose or when such measures may be implemented. However, international multilateral agreements, the obligations adopted thereunder and legal challenges concerning the adequacy of climate-related policy brought against foreign and domestic governments may accelerate the implementation of these measures. Given the evolving nature of climate change policy and the control of GHG emissions and resulting requirements, including carbon taxes and carbon pricing schemes implemented by varying levels of government, it is expected that current and future climate change regulations will have the effect of increasing the Company’s operating costs, and, in the long-term, potentially reducing the demand for oil, liquids, natural gas and related products, resulting in a decrease in the Company’s profitability and a reduction in the value of its assets.

Concerns about climate change have resulted in environmental activists and members of the public opposing the continued extraction and development of fossil fuels, which has influenced investors’ willingness to invest in the oil and natural gas industry. Historically, political and legal opposition to the fossil fuel industry focused on public opinion and the regulatory process. More recently, however, there has been a movement to more directly hold governments and oil and natural gas companies responsible for climate change through climate litigation. Claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under certain laws or that such energy companies provided misleading disclosure to the public and investors of current or future risks associated with climate change. As a result, individuals, government authorities, or other organizations may make claims against oil and natural gas companies, including the Company, for alleged personal injury, property damage, or other potential liabilities. While the Company is not currently a party to any such litigation or proceedings, it could be named in actions making similar allegations. An unfavorable ruling in any such case could reduce the demand for the Company’s products and price of securities, impact its operations and have an adverse impact on its financial condition.

Given the perceived elevated long-term risks associated with policy development, regulatory changes, public and private legal challenges, or other market developments related to climate change, there have also been efforts in recent years affecting the investment community, including investment advisors, sovereign wealth funds, banks, public pension funds, universities and other institutional investors, promoting direct engagement and dialogue with companies in their portfolios on climate change action (including exercising their voting rights on matters relating to climate change) and increased capital allocation to investments in low-carbon assets and businesses while decreasing the carbon intensity of their portfolios through, among other measures, divestments of companies with high exposure to GHG-intensive operations and products. Certain stakeholders have also pressured insurance providers and commercial and investment banks to reduce or stop financing and providing insurance coverage to oil and natural gas and related infrastructure businesses and projects. The impact of such efforts requires the Company’s management to dedicate significant time and resources to these climate change-related concerns and may adversely affect the Company’s operations, the demand for and price of the Company’s securities and products and may negatively impact the Company’s cost of capital and access to the capital markets.

Emissions, carbon and other regulations impacting climate and climate-related matters are constantly evolving. With respect to ESG and climate reporting, the International Sustainability Standards Board has issued an IFRS Sustainability Disclosure Standard with the aim to develop sustainability disclosure standards that are globally consistent, comparable and reliable. If the Company is not able to meet future sustainability reporting requirements of regulators or current and future expectations of investors, insurance providers, or other stakeholders, its business and ability to attract and retain skilled employees, obtain regulatory permits, licenses, registrations, approvals, and authorizations from various governmental authorities, and raise capital may be adversely affected.

The direct and indirect costs of various GHG regulations, existing and proposed, may adversely affect the Company’s business, operations and financial results, including demand for the Company’s products.

The Company’s exploration and production facilities and other operations and activities emit GHGs, which require the Company to comply with federal and/or provincial GHG emissions legislation in Canada. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate its effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. The Company’s facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions.

Further, while reporting on most ESG information is currently voluntary, in March 2022, the SEC issued a proposed rule that would require public companies to disclose certain climate-related information, including climate-related risks, impacts, oversight and management, financial statement metrics and emissions, targets, goals and plans. While the proposed rule is not yet effective and is expected to be subject to a lengthy comment process, compliance with the proposed rule as drafted could result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our personnel, systems and resources.

Although it is not possible at this time to predict how new laws or regulations in the United States and Canada would impact the Company’s business, any such future laws, regulations or legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, the Company’s equipment and operations could require the Company to incur costs to reduce emissions of GHGs associated with its operations or to purchase emission credits or offsets as well as delays or restrictions in its ability to permit GHG emissions from new or modified sources. The direct or indirect costs of compliance with these regulations may have a material adverse effect on the business, financial condition, results of operations and prospects of the Company. Any such regulations could also increase the cost of consumption, and thereby reduce demand for the bitumen the Company produces. Given the evolving nature of the discourse related to climate change and the control of GHGs and resulting regulatory requirements, it is not possible to predict with certainty the impact on the Company and its operations and financial condition.

The Company faces physical risks associated with climate change.

Based on the Company’s current understanding, the potential physical risks resulting from climate change are long- term in nature and the timing, scope, and severity of potential impacts are uncertain. Many experts believe global climate change could increase extreme variability in weather patterns, such as increased frequency of severe weather, rising mean temperature and sea levels and long-term changes in precipitation patterns. Extreme hot and cold weather, heavy snowfall, heavy rainfall and wildfires may restrict the Company’s ability to access its properties and cause operational difficulties, including damage to equipment and infrastructure. Extreme weather also increases the risk of personnel injury as a result of dangerous working conditions. Certain of the Company’s assets are located in locations that are near forests and rivers and a wildfire or flood may lead to significant downtime and/or damage to the Company’s assets or cause disruptions to the production and transport of its products or the delivery of goods and services in its supply chain.

Risks Related to Political and other Legal Matters and Regulations

The Company’s business may be adversely affected by political and social events and decisions made in Canada.

The Company’s results can be adversely impacted by political, legal, or regulatory developments in Canada that affect local operations and local and international markets. Changes in government, government policy or regulations, changes in law or interpretation of settled law, third-party opposition to industrial activity generally or projects specifically, and duration of regulatory reviews could impact the Company’s existing operations and planned projects. This includes actions by regulators or political actors to delay or deny necessary licenses and permits for the Company’s activities or restrict the operation of third-party infrastructure that the Company relies on. Additionally, changes in environmental regulations, assessment processes or other laws, and increasing and expanding stakeholder consultation (including First Nations stakeholders), may increase the cost of compliance or reduce or delay available business opportunities and adversely impact the Company’s results.

Other government and political factors that could adversely affect the Company’s financial results include increases in taxes or government royalty rates (including retroactive claims) and changes in trade policies and agreements. Further, the adoption of regulations mandating efficiency standards, and the use of alternative fuels or uncompetitive fuel components could affect the Company’s operations. Many governments are providing tax advantages and other subsidies to support alternative energy sources or are mandating the use of specific fuels or technologies. Governments and others are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, and the success of these initiatives may decrease demand for the Company’s products.

A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the oil and natural gas industry, including the balance between economic development and environmental policy. The oil and natural gas industry has become an increasingly politically polarizing topic in Canada, which has resulted in a rise in civil disobedience surrounding oil and natural gas development — particularly with respect to infrastructure projects. Protests, blockades and demonstrations have the potential to delay and disrupt the Company’s activities.

The handling of secure information for destruction exposes the Company to potential data security risks that could result in monetary damages against the Company and could otherwise damage its reputation, and adversely affect its business, financial condition and results of operations.

The protection of customer, employee, and company data is critical to the Company’s business. The regulatory environment in Canada surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. Certain legislation, including the Personal Information Protection and Electronic Documents Act in Canada, require documents to be securely destroyed to avoid identity theft and inadvertent disclosure of confidential and sensitive information. A significant breach of customer, employee, or company data could attract a substantial amount of media attention, damage the Company’s customer relationships and reputation, and result in lost sales, fines, or lawsuits. In addition, an increasing number of countries have introduced and/or increased enforcement of comprehensive privacy laws or are expected to do so. The continued emphasis on information security as well as increasing concerns about government surveillance may lead customers to request the Company to take additional measures to enhance security and/or assume higher liability under its contracts. As a result of legislative initiatives and customer demands, the Company may have to modify its operations to further improve data security. Any such modifications may result in increased expenses and operational complexity, and adversely affect its reputation, business, financial condition and results of operations.

Failure to comply with anti-corruption, economic sanctions, and anti-money laundering laws — including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act, Criminal Code, Special Economic Measures Act, Justice for Victims of Corrupt Foreign Officials Act, United Nations Act and Freezing Assets of Corrupt Foreign Officials Act, and similar laws associated with activities outside the United States or Canada — could subject the Company to penalties and other adverse consequences.

The Company is subject to governmental export and import control laws and regulations, as well as laws and regulations relating to foreign ownership and economic sanctions. The Company’s failure to comply with these laws and regulations and other anti-corruption laws that prohibit companies, their officers, directors, employees and third- party intermediaries from directly or indirectly promising, authorizing, offering, or providing improper payments or benefits to any person or entity, including any government officials, political parties, and private-sector recipients, for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage could have an adverse effect on the Company’s business, prospects, financial condition and results of operations. Changes to trade policy, economic sanctions, tariffs, and import/export regulations may have a material adverse effect on the Company’s business, financial condition and results of operations. The Company will likely be subject to, and will be required to remain in compliance with, numerous laws and governmental regulations concerning the production, use, and distribution of its products and services. Potential future customers may also require that Greenfire complies with their own unique requirements relating to these matters, including provision of data and related assurance for ESG-related standards or goals. Existing and future environmental, health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in internal and/or government investigations, substantial fines, or other limitations that may adversely impact the Company’s financial results or results of operation. The Company’s business may also be adversely affected by changes in the regulation of the global energy industry.

Foreign markets may impose import restrictions and penalties on high carbon fuels which may impact the price the Company receives for its products.

Some foreign jurisdictions, including the State of California, have attempted to introduce carbon fuel standards that require a reduction in life cycle GHG emissions from vehicle fuels. Some standards propose a system to calculate the life cycle of GHG emissions of fuels to permit the identification and use of lower-emitting fuels. Any foreign import restrictions or financial penalties imposed on the use of bitumen or bitumen blend products may restrict the markets in which the Company may sell its bitumen and bitumen blend products and/or result in the Company receiving a lower price for such products.

Failure to comply with laws relating to labor and employment could subject the Company to penalties and other adverse consequences.

The Company is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable Canadian federal or provincial wage law or applicable Canadian federal or provincial labor and employment laws, or wage, labor or employment laws applicable to any employees outside of Canada. Any violation of applicable wage laws or other labor or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations, and damages or penalties which could have a materially adverse effect on the Company’s reputation, business, operating results, and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

Risks Relating to the Company’s Technology, Intellectual Property and Infrastructure

Unauthorized use of intellectual property may cause the Company to engage in, or be the subject of, litigation.

Due to the rapid development of oil and natural gas technology, including with respect to recovering in situ oil sands resources, in the normal course of the Company’s operations, the Company may become involved in, named as a party to, or be the subject of, various legal proceedings in which it is alleged that the Company has infringed, misappropriated or otherwise violated the intellectual property or proprietary rights of others. The Company may also initiate similar claims against third parties if it believes that such parties are infringing, misappropriating or otherwise violating its intellectual property or proprietary rights. The Company’s involvement in any intellectual property litigation or legal proceedings could (i) result in significant expense, (ii) adversely affect the development of its assets or intellectual property, or (iii) otherwise divert the efforts of its technical and management personnel, whether or not such litigation or proceedings are resolved in the Company’s favor. In the event of an adverse outcome in any such litigation or proceeding, the Company may, among other things, be required to:

●	pay substantial damages and/or cease the development, use, sale or importation of processes that infringe or violate upon the intellectual property rights of a third party;

●	expend significant resources to develop or acquire the non-infringing intellectual property;

●	discontinue processes incorporating the infringing technology; or

●	obtain licenses to the non-infringing intellectual property.

However, the Company may not be successful in such development or acquisition of the applicable non-infringing intellectual property, or such licenses may not be available on reasonable terms. In the event of a successful claim of infringement, misappropriation or violation of third-party intellectual property rights against the Company and its failure or inability to obtain a license to continue to use such technology on reasonable terms, the Company’s business, prospects, operating results and financial condition could be materially adversely affected.

Breaches of the Company’s cyber-security and loss of, or unauthorized access to, data may adversely impact the Company’s operations and financial position.

The Company is increasingly dependent upon the availability, capacity, reliability and security of the Company’s information technology infrastructure, and the Company’s ability to expand and continually update this infrastructure, to conduct daily operations. the Company depends on various information technology systems to estimate reserve quantities, process and record financial data, manage the Company’s land base, manage financial resources, analyze seismic information, administer contracts with operators and lessees and communicate with employees and third-party partners. The Company currently uses, and may use in the future, outsourced service providers to help provide certain information technology services, and any such service providers may face similar security and system disruption risks. Moreover, following the COVID-19 pandemic, some of the Company’s employees and service providers may be working from home up to a few days a week and connecting to its networks remotely on less secure systems, which may further increase the risk of, and vulnerability to, a cyber security attack or security breach to the Company’s network. In addition, the Company’s ability to monitor its outsourced service providers’ security measures is limited and third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of the Company’s personal, confidential, or other data, including data relating to individuals.

Further, the Company is subject to a variety of information technology and system risks as a part of its operations including potential breakdowns, invasions, viruses, cyber-attacks, cyber-fraud, security breaches, and destruction or interruption of the Company’s information technology systems by third parties or employees. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to business activities or the Company’s competitive position. In addition, cyber phishing attempts have become more widespread and sophisticated in recent years. If the Company becomes a victim to a cyber phishing attack, it could result in a loss or theft of the Company’s financial resources or critical data and information, or could result in a loss of control of the Company’s technological infrastructure or financial resources. The Company’s employees are often the targets of such cyber phishing attacks by third parties using fraudulent “spoof” emails to misappropriate information or to introduce viruses or other malware through “Trojan horse” programs to the Company’s computers.

Increasingly, social media is used as a vehicle to carry out cyber phishing attacks by nefarious actors. Information posted on social media sites, for business or personal purposes, may be used by attackers to gain entry into the Company’s systems and obtain confidential information. There are significant risks that the Company may not be able to properly regulate social media use by its employees and preserve adequate records of business activities and client communications conducted through the use of social media platforms.

The Company maintains policies and procedures that address and implement employee protocols with respect to electronic communications and electronic devices and conducts annual cyber-security risk assessments. The Company also employs encryption protection of its confidential information, and all computers and other electronic devices. Despite the Company’s efforts to mitigate such cyber phishing attacks through employee education and training, cyber phishing activities may result in unauthorized access, data theft and damage to its information technology infrastructure. The Company applies technical and process controls in line with industry-accepted standards to protect its information, assets and systems. However, these controls may not adequately prevent cyber-security breaches or attacks. As such, the Company may need to continuously develop, modify, upgrade or enhance its information technology infrastructure and cyber-security measures to secure its business, which can lead to increased cyber- security protection costs. Such costs may include making organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants. These efforts may come at the potential cost of revenues and human resources that could be used to continue to enhance the Company’s business, and such increased costs and diversion of resources may adversely affect operating margins. Disruption of critical information technology services, or breaches of information security, could have a negative effect on the Company’s performance and earnings, as well as its reputation, and any damages sustained may not be adequately covered by the Company’s current insurance coverage, or at all. The impact of any such cyber-security event could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is subject to laws, rules, regulations and policies regarding data privacy and security. Many of these laws and regulations are subject to change and reinterpretation, and could result in claims, changes to its business practices, monetary penalties, increased cost of operations or other harm to its business.

The Company is subject to certain laws, regulations, standards, and other actual and potential obligations relating to privacy, data hosting and transparency of data, data protection, and data security. Such laws are evolving rapidly, and the Company expects to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require the Company to modify its operations and practices, restrict its activities, and increase its costs. Further, these laws, regulations, and other obligations are complex and evolving rapidly, and despite the Company’s reasonable efforts to monitor its potential obligations, the Company may face claims, allegations, or other proceedings related to its obligations under applicable privacy, data protection, or data security laws and regulations. The interpretation and implementation of these laws, regulations, and other obligations are uncertain for the foreseeable future and could be inconsistent with one another, which may complicate and increase the costs for compliance. As a result, the Company anticipates needing to dedicate substantial resources to comply with such laws, regulations, and other obligations relating to privacy and cyber-security. Despite the Company’s reasonable efforts to comply, any failure or alleged or perceived failure to comply with any applicable Laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against the Company by governmental entities or other third parties, penalties, fines and other liabilities, and may potentially damage the Company’s reputation and credibility, which could adversely affect the Company’s business, operating results, financial condition and prospects.

General Risk Factors Related to the Company

The Company is exposed to exchange and interest rate risks.

The Company is exposed to exchange rate risks from its U.S dollar-denominated debts. The Company’s revenues are based on the U.S. dollar, since revenue received from the sale of diluted bitumen and non-diluted bitumen is referenced to a price denominated in U.S. dollars, and the Company incurs most of its operating and other costs in Canadian dollars. As a result, the Company is impacted by exchange rate fluctuations between the U.S. dollar and the Canadian dollar, and any strengthening of the Canadian dollar relative to the U.S. dollar could negatively impact the Company’s operating margins and cash flows.

From time to time, the Company may enter into agreements to fix the exchange rate of Canadian to U.S. dollars or other currencies to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Company would not benefit from the fluctuating exchange rate.

Default under any of the Company’s debt instruments could result in the Company being required to repay amounts outstanding thereunder.

The Company is required to comply with covenants under the New Notes, the Senior Credit Agreement and EDC Facility and in the event it does not comply with these covenants, the Company’s access to capital could be restricted or repayment could be required. Events beyond the Company’s control may contribute to its failure to comply with such covenants. The acceleration of indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. In addition, the New Notes may impose operating and financial restrictions on the Company that could include restrictions on the payment of dividends, repurchase or making of other distributions with respect to the Company’s securities, incurring of additional indebtedness, the provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, takeover bids or dispositions of assets, among others.

If repayment of all or a portion of the amounts outstanding under the New Notes, the Credit Agreement or EDC Facility is required for any reason, including for a default of a covenant, there is no certainty that the Company would be in a position to make such repayment. Even if the Company is able to obtain new financing in order to make any required repayment under the New Notes, the Credit Agreement or EDC Facility, it may not be on commercially reasonable terms, or terms that are acceptable to the Company. If the Company is unable to repay amounts owing under the New Notes or the Credit Agreement, the noteholders or lenders, as applicable under such facility could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness.

The Company’s substantial indebtedness could adversely affect the Company’s financial health.

As of September 30, 2023, the Company had approximately $405.6 million of debt outstanding, consisting of the principal amount of the New Notes, and $50 million of availability under the facilities pursuant to the Senior Credit Agreement, which $7.6MM was utilized for letters of credit.

The Company’s substantial indebtedness could have important consequences for the Company’s securityholders and a significant effect on the Company’s business. For example, it could:

●	make it more difficult for the Company to satisfy its financial obligations;

●	increase the Company vulnerability to general adverse economic, industry and competitive conditions;

●	reduce the availability of the Company’s cash flow to fund working capital, capital expenditures and other general corporate purposes because the Company will be required to dedicate a substantial portion of the Company’s cash flow from operations to the payment of principal and interest on the Company’s indebtedness;

●	limit the Company flexibility in planning for, or reacting to, changes in our business and the industry in which the Company operate;

●	result in dilution to the Company’s shareholders in the event we issue equity to fund the Company’s debt obligations;

●	place the Company at a competitive disadvantage compared to the Company’s competitors that are less highly leveraged and that, therefore, may be able to take advantage of opportunities that the Company leverage prevents the Company from exploiting; and

●	limit the Company’s ability to borrow additional funds.

To the extent the Company is unable to repay the Company’s debt as it becomes due with cash on hand or from other sources, the Company will need to refinance the Company’s debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Additional indebtedness or equity financing may not be available to the Company in the future for the refinancing or repayment of existing debt, or if available, such additional debt or equity financing may not be available on a timely basis, or on terms acceptable to the Company and within the limitations specified in the Company’s then existing debt instruments. If the Company is unable to make payments on the New Notes or repay amounts owing under the Letter of Credit Agreement, the holders of the New Notes or lenders under the Letter of Credit Agreement could proceed to foreclose or otherwise realize upon the collateral granted to them to secure that indebtedness.

In addition, the New Note Indenture includes restrictive covenants which restrict the Company’s ability to, among other things:

●	incur, assume or guarantee additional indebtedness; or

●	repurchase capital stock and make other restricted payments, including paying dividends and making investments;

●	create liens;

●	sell or otherwise dispose of assets, including capital stock of subsidiaries;

●	pay dividends and enter into agreements that restrict dividends from subsidiaries; and

●	enter into transactions with affiliates.

Those restrictive covenants could restrict the Company’s ability to carry on its business and operations or raise additional capital. Interference with the business and operations of the Company or the Company’s ability to raise additional capital could have a material adverse effect on the Company’s business, prospects and its financial and operational condition.

Increased debt levels may impair the Company’s ability to borrow additional capital on a timely basis to fund opportunities as they arise.

From time to time, the Company may enter into transactions to acquire assets or shares of other entities. These transactions may be financed in whole, or in part, with debt, which may increase the Company’s debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, the Company may require additional debt financing that may not be available or, if available, may not be available on favorable terms. The Company’s constating documents do not limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Investor confidence and share value may be adversely impacted if the Company concludes that our internal control over financial reporting is not effective.

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company undertakes a number of procedures in order to help ensure the reliability of its financial reports, including those imposed on it under U.S. and Canadian securities laws, the Company cannot be certain that such measures will ensure that it will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company discovers a material weakness, the disclosure of that fact, even if quickly remedied, could reduce investor confidence in its consolidated financial statements and effectiveness of our internal controls, which ultimately could negatively impact the market price of our common shares.

The Company is an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the Common Shares less attractive to investors.

The Company is an “emerging growth company” (“EGC”), as defined in the JOBS Act, and is eligible for certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, including: (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of SOX; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements. As a result, the GRL Shareholders may not have access to certain information they deem important. The Company will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which the Company’s annual gross revenues exceed US$1.235 billion, (b) the date that the Company becomes a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Exchange Act, which would occur if the market value of the Common Shares that are held by non- affiliates exceeds US$700 million as of the last business day of the Company’s most recently completed second fiscal quarter, (c) the date on which the Company has issued more than US$1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of the Company’s fiscal year containing the fifth anniversary of the date of the Company’s first public offering of securities. The Company may choose to rely upon some or all of the available exemptions. When the Company is no longer deemed to be an emerging growth company, the Company will not be entitled to the exemptions provided in the JOBS Act discussed above. The Company cannot predict if investors will find the Common Shares less attractive as a result of the Company’s reliance on exemptions under the JOBS Act. If investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Company share price may be more volatile.

Canadian and U.S. investors may find it difficult or impossible to effect service of process and enforce judgments against the Company, the Company directors and executive officers.

Certain directors of the Company reside outside of Canada. Consequently, it may not be possible for Canadian investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. Furthermore, it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against the directors of Greenfire who reside outside of Canada since a substantial portion of the assets of such person may be located outside of Canada.

Similarly, the Company is incorporated under the laws of Alberta, Canada, and most of its officers and directors are not residents of the United States, and substantially all of the assets of the Company are located outside the United States. As a result, it may be difficult for U.S. investors to: (i) effect service of process within the United States upon the Company or those directors and officers who are not residents of the United States; or (ii) realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

The Company incurs significant increased expenses and administrative burdens as a public company in the United States, and will incur further increases in such expenses as a “reporting issuer” in Canada, which could have an adverse effect on its business, financial condition and results of operations.

The Company faces, and will continue to face, increased legal, accounting, administrative and other costs and expenses as a public company in the United States that the Company did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements have and will increase costs and make certain activities more time-consuming. A number of those requirements require the Company to carry out activities the Company has not done previously. In addition, expenses associated with SEC reporting requirements are and will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or material weaknesses in the internal control over financial reporting), the Company could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, the Company has purchased director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The Company will additionally face, increased legal, accounting, administrative and other costs and expenses as “reporting issuer” in Canada in connection with its compliance with applicable Canadian securities laws. The additional reporting and other obligations imposed by such Canadian securities laws will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities.

Management estimates are subject to uncertainty.

In preparing consolidated financial statements in conformity with IFRS, estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of such financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available, or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. Estimates may be used in management’s assessment of items such as fair values, income taxes, stock-based compensation and asset retirement obligations. Actual results for all estimates could differ materially from the estimates and assumptions used by the Company, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and future prospects.

The Company has a limited operating history, which may not be sufficient to evaluate its business and prospects.

Greenfire commenced operations in April of 2021, when a predecessor entity of Greenfire acquired the Demo Asset, and a predecessor entity of Greenfire acquired the Expansion Asset in September of 2021. GRL had no material operations prior to the Business Combination and has continued the business of Greenfire since the Closing of the Business Combination. As a result, there is a limited operating history on which to base any estimates of future operating costs related to any future development of the Company’s properties, there can be no assurance that the Company’s actual capital and operating costs for any future development activities will not be higher than anticipated and Greenfire’s historical financial statements may not be a reliable basis for evaluating the Company’s business prospects or the value of Common Shares. We cannot give you any assurance that the Company’s strategy will be successful or that the Company will be able to implement that strategy on a timely basis.

Risks Related to Ownership of the Company’s Securities

Concentration of ownership among the Company’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

As of November 30, 2023, the Company’s executive officers, directors and their affiliates, beneficially held approximately 52.5% (including 4,607,631 Common Shares issuable upon exercise of GRL Warrants and GRL Performance Warrants) of the outstanding Common Shares. As a result, these shareholders are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the GRL Articles and the GRL Bylaws and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

A significant portion of the Company’s total outstanding securities may be sold into the market in the near future. This could cause the market price of the Common Shares to drop significantly, even if the Company’s business is performing well.

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our shares of Common Shares.

As of November 30, 2023, (i) MBSC Sponsor beneficially owned 3,850,000 Common Shares, representing approximately 9% of the Common Shares (including 2,526,667 Common Shares issuable upon exercise of GRL Warrants); and (ii) the certain other GRL Shareholders party to the Lock-Up Agreement beneficially owned, in the aggregate, 36,436,135 Common Shares, representing approximately 57% of all outstanding Common Shares (including 2,888,239 Common Shares issuable upon exercise of GRL Warrants). The sale of substantial amounts of such Common Shares in the public market by such GRL Shareholders or the MBSC Sponsor, or the perception that such sales could occur, could harm the prevailing market price of the Common Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell Common Shares in the future at a time and at a price that it deems appropriate. There can be no assurance as to the timing of any disposition of Common Shares by the applicable GRL Shareholders or the MBSC Sponsor, subject to the restrictions in the Lock- Up Agreement.

After the restrictions in the Lock-Up Agreement expire, the GRL Shareholders party thereto, including MBSC Sponsor, could sell, or indicate an intention to sell, any or all of their Common Shares in the public market. As a result, the trading price of the Common Shares could decline. In addition, the perception in the market that these sales may occur could also cause the trading price of the Common Shares to decline.

Given the relatively lower purchase prices that certain securityholders paid to acquire Common Shares, those certain securityholders in some instances would earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of the Common Shares at the time that such certain securityholders choose to sell their Common Shares, at prices where other of our securityholders may not experience a positive rate of return if they were to sell at the same prices. For example, (a) the MBSC Sponsor received its 3,850,000 Common Shares in exchange for MBSC Class B Common Shares, which were originally purchased for a purchase price equivalent to approximately $0.0033 per share and (b) certain other GRL Shareholders party to the Lock-Up Agreement received their Common Shares in exchange for securities of GRI for little or no cash consideration.

The last reported sales price of the Common Shares on the NYSE on December 27, 2023 was US$5.17. Even though the trading price of the Common Shares is currently significantly below the last reported sales price on the NYSE of US$9.37 on the Closing Date of the Business Combination, all of such certain securityholders may have an incentive to sell their Common Shares because they acquired them in exchange for securities acquired for prices lower, and in some cases significantly lower, than the current trading price of the Common Shares and may profit, in some cases significantly so, even under circumstances in which our public shareholders would experience losses in connection with their investment. Investors who have purchased or who will purchase the Common Shares on the NYSE following the Business Combination are unlikely to experience a similar rate of return on the Common Shares they purchase due to differences in the purchase prices and the current trading price. In addition, sales by such securityholders may cause the trading prices of our securities to experience a decline, which decline may be significant. As a result, the sale by certain securityholders may effect sales of Common Shares at prices significantly below the current market price, which could cause market prices to decline further.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, its business or its market, or if they change their recommendations regarding the Common Shares adversely, the price and trading volume of the Common Shares could decline.

The trading market for the Common Shares may be influenced by the research and reports that industry or securities analysts may publish about the Company, its business, its market or its competitors. If any of the analysts who cover the Company change their recommendation regarding the Common Shares adversely, or provide more favorable relative recommendations about the Company’s competitors, the price of the Common Shares would likely decline. If any analyst who covers the Company were to cease their coverage or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which could cause its share price or trading volume to decline.

The Company’s sole material asset is its direct equity interest in GRI, and the Company is accordingly dependent upon distributions from GRI to pay taxes and cover its corporate and other overhead expenses and pay dividends, if any, on Common Shares.

The Company has no material assets other than its direct equity interest in GRI. The Company has no independent means of generating revenue. To the extent GRI has available cash, the Company will cause GRI to make distributions of cash to the Company to pay taxes, cover the Company’s corporate and other overhead expenses and pay dividends, if any, on Common Shares. To the extent that the Company needs funds and GRI fails to generate sufficient cash flow to distribute funds to the Company or is restricted from making such distributions or payments under applicable law or regulation or under the terms of its financing arrangements, or is otherwise unable to provide such funds, the Company’s liquidity and financial condition could be materially adversely affected.

The price at which the Common Shares are quoted on the NYSE or TSX may increase or decrease due to a number of factors, which may negatively affect the price of the Common Shares.

The price at which the Common Shares are quoted on the NYSE or TSX may increase or decrease due to a number of factors. The price of the Common Shares may not increase, even if the Company’s operations and financial performance improves. Some of the factors which may affect the price of the Common Shares include:

●	fluctuations in domestic and international markets for listed securities;

●	general economic conditions, including interest rates, inflation rates, exchange rates and commodity and oil prices;

●	changes to government fiscal, monetary or regulatory policies, legislation or regulation;

●	inclusion in or removal from market indices;

●	strategic decisions by the Company or the Company’s competitors, such as acquisitions, divestments, spin- offs, joint ventures, strategic investments or changes in business or growth strategies;

●	securities issuances by the Company, or share resales by shareholders, or the perception that such issuances or resales may occur;

●	pandemic risk;

●	the nature of the markets in which the Company operates; and

●	general operational and business risks.

Other factors which may negatively affect investor sentiment and influence the Company, specifically or the securities markets more generally include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. The Company will have a limited ability to insure against the risks mentioned above.

In the future, the Company may need to raise additional funds which may result in the dilution of shareholders, and such funds may not be available on favorable terms or at all.

The Company may need to raise additional capital in the future and may elect to issue shares or engage in fundraising activities for a variety of reasons, including funding acquisitions or growth initiatives. Shareholders may be diluted as a result of such fundraisings.

Additionally, the Company may raise additional funds through the issuance of debt securities or through obtaining credit from government or financial institutions. The Company cannot be certain that additional funds will be available on favorable terms when required, or at all. If the Company cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If the Company raises funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict the Company’s business, or other unfavorable terms.

The Company may not pay dividends or make other distributions in the future.

Historically, except pursuant to the Plan of Arrangement, neither the Company nor its predecessors, has paid any dividends. The Company’s ability to pay dividends or make other distributions in the future is contingent on profits and certain other factors, including the capital and operational expenditure requirements of the Company’s business. In addition, the payment of dividends is subject to the approval of the GRL Board and even if the Company is generating profit it may choose to utilize such profit for other purposes, such as paying down debt, capital expenditures or acquisitions, instead of paying dividends. Under the ABCA, a dividend may not be declared or paid by the Company if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Therefore, dividends may not be paid.

An active trading market may not develop or be sustained for the Common Shares

Although the Common Shares are currently listed on the NYSE, an active trading market for Common Shares may not develop or the price of Common Shares may not increase. There may be relatively few potential buyers or sellers of Common Shares on the NYSE at any time, or on the TSX, if the listing application of Greenfire is approved. This may increase the volatility of the market price of Common Shares. It may also affect the prevailing market price at which shareholders are able to sell their Common Shares. This may result in shareholders receiving a market price for their Common Shares that is less than the value of their initial investment.

The market price of the Common Shares may be subject to fluctuations and/or decline

Fluctuations in the price of the Common Shares could contribute to the loss of all or part of your investment. If an active market for the Common Shares develops and continues, the trading price of the Common Shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control. Any of the factors listed below could have a material adverse effect on the Common Shares and, as such, Common Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of the Common Shares may not recover and may experience a further decline.

Factors affecting the trading price of the Common Shares may include:

●	actual or anticipated fluctuations in its financial results or the financial results of companies perceived to be similar to the Company;

●	changes in the market’s expectations about the Company’s operating results;

●	success of competitors;

●	the Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	changes in financial estimates and recommendations by securities analysts concerning the Company or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to the Company;

●	changes in laws and regulations affecting the Company’s business;

●	the Company’s ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving the Company;

●	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of Common Shares available for public sale;

●	any major change in the board of directors or management of the Company;

●	sales of substantial amounts of Common Shares by the Company’s directors, executive officers or significant shareholders, including MBSC Sponsor or other GRL Shareholders party to the Lock-Up Agreement, or the perception that such sales could occur; and

●	general economic and political conditions such as recessions; fluctuations in interest rates, fuel prices and international currency; and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Common Shares irrespective of their operating performance. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected.

The trading prices and valuations of these stocks, and of the Common Shares, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress the Company’s share price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and its ability to obtain additional financing in the future.

The trading price of the securities of oil and natural gas issuers is subject to substantial volatility often based on factors related and unrelated to the financial performance or prospects of the issuers involved. Factors unrelated to the Company’s performance could include macroeconomic developments nationally, within North America or globally, domestic and global commodity prices, and/or current perceptions of the oil and natural gas market. In recent years, the volatility of commodities has increased due, in part, to the implementation of computerized trading and the decrease of discretionary commodity trading. In addition, the volatility, trading volume and share price of issuers have been impacted by increasing investment levels in passive funds that track major indices, as such funds only purchase securities included in such indices. Similarly, the market price of the Common Shares could be subject to significant fluctuations in response to variations in the Company’s operating results, financial condition, liquidity and other internal factors. Accordingly, the price at which the Common Shares will trade cannot be accurately predicted.

The NYSE may delist Common Shares from trading on its exchange, which could limit investors’ ability to make transactions in the Common Shares and subject the Company to additional trading restrictions.

The Common Shares may not continue to be listed on the NYSE.

If the NYSE delists the Common Shares from trading on its exchange and the Company is not able to list its securities on another national securities exchange, or the Company’s application to the list the Common Shares on the TSX is not approved, the Company expects that its securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Common Shares;

●	reduced liquidity for the Common Shares;

●	a determination that Common Shares are a “penny stock” which will require brokers trading in Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a United States federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the Common Shares are not listed on the NYSE or another United States national securities exchange, the Common Shares would not qualify as covered securities and the Company would be subject to regulation in each state in which the Company offers its Common Shares because states are not preempted from regulating the sale of securities that are not covered securities.

The TSX may not list the Common Shares on its exchange and, if they do list them, may delist the Common Shares from trading on the TSX

The Common Shares may not become listed on the TSX and, if they do become listed, they may not continue to be listed on the TSX. Initially, Greenfire is required to demonstrate compliance with the TSX’s initial listing requirements, which are more rigorous than the TSX’s continued listing requirements, in order to obtain the listing of the Common Shares on the TSX. Greenfire may not be able to meet such initial listing requirements. The TSX has not conditionally approved Greenfire’s listing application and there is no assurance that the TSX will approve Greenfire’s listing application. Any such listing of the Common Shares on the TSX will be conditional upon Greenfire fulfilling all of the listing requirements and conditions of the TSX.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings Greenfire is or was a party to, or that any of its property is or was the subject of, since the beginning of Greenfire’s most recently completed financial year, nor are any such legal proceedings known to Greenfire to be contemplated, that involve a claim for damages, exclusive of interest and costs, exceeding 10% of the current assets of Greenfire.

Within the three years immediately preceding the date of this prospectus, there have been (i) no penalties or sanctions imposed against Greenfire by a court relating to provincial or territorial securities legislation or by a securities regulatory authority; (ii) no other penalties or sanctions imposed by a court or regulatory body against Greenfire that it believes would likely be considered important to a reasonable investor in making an investment decision; and (iii) no settlement agreements entered into by Greenfire with a court relating to provincial or territorial securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this prospectus, management is not aware of any material interest, direct or indirect, of any director or officer of the Company, any person beneficially owning, directly or indirectly, more than 10% of the Company’s voting securities, or any associate or affiliate of such person in any transaction within the three years before the date of this prospectus that has materially affected or is reasonably expected to materially affect the Company, other than as disclosed herein.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business and those mentioned above, the following are the only material contracts entered into by the Company since the beginning of the last financial year before the date of this prospectus, or entered into prior to such date but which contract is still in effect, or to which GRL is or became a party to on the closing of the Business Combination:

●	Business Combination Agreement (see “General Development of the Business of Greenfire – Business Combination”);

●	Lock-Up Agreement (see “Escrowed Securities” and “General Development of the Business of Greenfire – Business Combination – Lock-Up Agreement”);

●	Investor Rights Agreement (see “General Development of the Business of Greenfire – Business Combination – Investor Rights Agreement”);

●	Demo Marketing Agreement (see “Business of the Company - Material Contracts, Liabilities and Indebtedness – Marketing Agreements”);

●	Expansion Marketing Agreement (see “Business of the Company - Material Contracts, Liabilities and Indebtedness – Marketing Agreements”);

●	Expansion Diluent Agreement (see “Business of the Company - Material Contracts, Liabilities and Indebtedness – Marketing Agreements”);

●	EDC Facility (see “General Development of the Business of Greenfire – New EDC Facility”);

●	The Senior Credit Agreement (see “General Development of the Business of Greenfire – Business Combination – New Financing Transaction”);

●	New Note Indenture (see “General Development of the Business of Greenfire – Business Combination – New Financing Transaction”); and

●	Warrant Agreements (see “General Development of the Business of Greenfire – Business Combination – Warrant Agreements”).

INTEREST OF EXPERTS

McDaniel are the Company’s independent engineers and have prepared the Greenfire Reserves Reports. The principals of McDaniel do not beneficially own, directly or indirectly, securities of the Company.

Deloitte LLP is independent with respect to GRL, GRI and JACOS within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Alberta.

As of September 20, 2023, and during the period covered by the financial statements on which BDO USA, LLP (n/k/a BDO USA, P.C.) (“BDO”) reported, BDO was an independent registered public accounting firm with respect to MBSC within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

As at the date hereof, none of the aforementioned persons nor any director, officer or employee of any of the aforementioned persons, is or is expected to be elected, appointed or employed as, a director, senior officer or employee of the Company or of an associate or affiliate of the Company, or as a promoter of the Company or an associate or affiliate of the Company.

SCHEDULE “A”
FINANCIAL STATEMENTS

Annex A	Unaudited pro forma condensed consolidated financial information of GRL, GRI and MBSC as at and for the six months ended June 30, 2023 and for the year ended December 31, 2022

Annex B	Unaudited interim condensed financial statements of GRL as at September 30, 2023 and December 31, 2022 and for the three and nine month periods ended September 30, 2023 and 2022

Annex C	Consolidated statement of financial position of GRL as at December 31, 2022

Annex D	Consolidated financial statements of GRI as at December 31, 2022, 2021 and 2020 and for each of the two years in the period ended December 31, 2022 and for the period from November 2, 2020 to December 31, 2020

Annex E	Financial statements of JACOS as of September 17, 2021, December 31, 2020 and January 1, 2020 and for the period ended September 17, 2021, and the year ended December 31, 2020

Annex F	Audited financial statements of MBSC for the year ended December 31, 2022 and for the period from March 25, 2021 through December 31, 2021

Annex G	Unaudited interim condensed financial statements of MBSC for the three and six months ended June 30, 2023

ANNEX A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information presents the combination of the financial information of GRL, GRI, and MBSC adjusted to give effect to the Business Combination and related transactions. The Business Combination and related transactions have consummated on September 20, 2023, please refer to the GRL financial statements provided in Annex B for the actual September 30, 2023 historical financial results.

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X.

GRL is an Alberta corporation incorporated on December 9, 2022. The Company’s business is the exploration, development and operation of oil and gas properties primarily focused in the Athabasca oil sands region of Alberta.

MBSC is a blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving MBSC and one or more target businesses.

The historical financial information of GRL was derived from the unaudited condensed interim consolidated financial statements of GRL as at June 30, 2023, and the audited financial statements of the GRL as at December 31, 2022. The historical financial information of GRI was derived from the condensed interim consolidated financial statements of GRI as at and for the six months ended June 30, 2023, and the audited consolidated financial statements of GRI as at and for the year ended December 31, 2022. The historical financial information of MBSC was derived from the unaudited financial statements of MBSC as at and for the six months ended June 30, 2023, and the audited financial statements of MBSC as at and for the year ended December 31, 2022. Other than the unaudited condensed interim consolidated financial statements of GRL as at June 30, 2023, such unaudited and audited financial statements are included in this prospectus. This information should be read together with the GRL’s, GRI’s and MBSC’s financial statements and related notes, the sections titled “Management’s Discussion and Analysis” and other financial information included in this prospectus.

The unaudited pro forma condensed consolidated financial statements have been prepared based on the GRL historical consolidated financial statements, the GRI historical consolidated financial statements, and the MBSC historical financial statements, as adjusted to give effect to the Business Combination. The unaudited pro forma condensed consolidated statement of financial position gives pro forma effect to the Business Combination as if it had been consummated on June 30, 2023. The unaudited pro forma condensed consolidated statement of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 and for the year ended December 31, 2022 gives effect to the Business Combination as if it had occurred on January 1, 2022.

The unaudited pro forma condensed consolidated financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed consolidated financial information does not necessarily represent the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed consolidated financial information and is subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

On December 14, 2022, MBSC, GRI, GRL, DE Merger Sub and Canadian Merger Sub, entered into a Business Combination Agreement pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement and the Plan of Arrangement, (i) Canadian Merger Sub amalgamated with and into GRI pursuant to the Plan of Arrangement, except that the legal existence of GRI did not cease and GRI survived the Amalgamation, and GRI became a direct, wholly-owned subsidiary of GRL, and (ii) DE Merger Sub merged with and into MBSC, with MBSC continuing as the surviving corporation following the Merger, as a result of which MBSC became a direct, wholly-owned subsidiary of GRL.

The transactions contemplated by the Business Combination Agreement were structured as follows:

●	prior to the effectiveness of the Merger, by way of a Plan of Arrangement under the ABCA, Greenfire completed a number of corporate steps as described below pursuant to the Plan of Arrangement, whereby (i) the holders of GRI Common Shares received a number of the Common Shares as share consideration and a cash payment equal to their pro rata share of the Cash Consideration, in exchange for their GRI Common Shares, all as determined in accordance with the Plan of Arrangement, (ii) a portion of the GRI Performance Warrants issued pursuant to the GRI Equity Plan, whether vested or unvested, were deemed to be cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration, as determined in accordance with the Plan of Arrangement, and the remaining GRI Performance Warrants were converted into GRL Performance Warrants with substantially the same terms as the GRI Performance Warrants as adjusted in accordance with the Plan of Arrangement, (iii) Canadian Merger Sub amalgamated with and into GRI pursuant to the Plan of Arrangement, except that the legal existence of GRI did not cease and GRI survived the Amalgamation, and (iv) GRI became a wholly-owned subsidiary of GRL;

●	in accordance with the terms of the GRI Bond Warrant Agreement: (a) a portion of the GRI Bond Warrants were deemed to be cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to holders of GRI Bond Warrants as determined in accordance with the GRI Bond Warrant Agreement and the Plan of Arrangement, following which (b) each remaining GRI Bond Warrant was deemed to be exercised for GRI Common Shares pursuant to the terms of the GRI Bond Warrant Agreement, and each former holder of GRI Bond Warrants, following the Amalgamation and in exchange for such GRI Common Shares, received the Common Shares as determined in accordance with the GRI Bond Warrant Agreement and the Plan of Arrangement; and

●	on the Closing Date following the consummation of the transactions described above, DE Merger Sub merged with and into MBSC, with MBSC continuing as the surviving corporation following the Merger, as a result of which MBSC became a direct, wholly-owned subsidiary of GRI, with the equity holders of MBSC receiving consideration as described below.

Prior to the Merger Effective Time on the Closing Date, the following transactions occurred pursuant to the Plan of Arrangement:

●	The Shareholders Agreement among GRI and certain holders of GRI Common Shares, dated August 5, 2021, was terminated.

●	Certain founding shareholders of GRI (the “Greenfire Founders”): (i) received a dividend equal to the pro rata share of the Cash Consideration; (ii) had their GRI Common Shares consolidated, and (iii) thereafter received the Common Shares, in exchange for their GRI Common Shares, all as determined in accordance with the Plan of Arrangement.

●	Certain employee shareholders of GRI (the “Greenfire Employee Shareholders”): (i) through a series of transactions, received a cash payment from Greenfire equal to the pro rata share of the Cash Consideration in consideration for a portion of the GRI Common Shares held by such Greenfire Employee Shareholders; and (ii) received Common Shares, in exchange for their GRI Common Shares, all as determined in accordance with the Plan of Arrangement.

●	Holders of GRI Performance Warrants (“GRI Performance Warrantholders”) had a portion of their GRI Performance Warrants cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration, and the remaining GRI Performance Warrants were converted into GRL Performance Warrants, all as determined in accordance with the Plan of Arrangement.

●	GRI and Canadian Merger Sub completed the Amalgamation to form one corporate entity with the same effect as if they had amalgamated under the ABCA except that the separate legal existence of GRI did not cease and GRI survived the Amalgamation.

●	Upon the Amalgamation, the GRI Equity Plan was deemed to be amended and restated by the GRL Performance Warrant Plan.

●	5,000,000 GRL Warrants, with an expiration date that is five years from the Closing of the Business Combination, were issued to the pre-Merger holders of the Common Shares and the GRL Performance Warrants in each case in the numbers determined in accordance with the Plan of Arrangement.

●	The directors of the Company immediately prior to the Merger Effective Time resigned and were replaced by a slate of directors as described in this prospectus, each to hold office until their respective term expires in accordance with GRL Articles, or until their successors are elected or appointed.

Immediately prior to the Merger, the following occurred:

●	750,000 MBSC Class B Common Shares held by the MBSC Sponsor were forfeited and cancelled for no consideration;

●	2,500,000 MBSC Class B Common Shares held by the MBSC Sponsor were forfeited and cancelled for no consideration (the bullet above and this bullet, together, the “MBSC Sponsor Class B Share Forfeitures”); and

●	3,260,000 MBSC private placement warrants of MBSC (“MBSC Private Placement Warrants”) held by the MBSC Sponsor were forfeited and cancelled for no consideration (the “MBSC Sponsor Warrant Forfeiture”).

All units of MBSC issued in the MBSC IPO (“MBSC Units”) that remained outstanding and unseparated immediately prior to the Merger Effective Time were automatically separated into the MBSC Class A Common Shares and MBSC Public Warrants comprising each such issued and outstanding MBSC Unit (the “Unit Separation”) and the holder of each MBSC Unit was deemed to hold one MBSC Class A Common Share and one-third (1/3) of one MBSC Public Warrant.

In addition, immediately prior to the Merger Effective Time, but subsequent to the Unit Separation, MBSC redeemed all of the MBSC Public Warrants at US$0.50 per MBSC Public Warrant (the “MBSC Public Warrant Redemption”).

At the Merger Effective Time, by virtue of the Merger and without any further action on the part of the parties or any other person, the following occurred:

●	each issued and outstanding MBSC Class A Common Share, after giving effect to the redemption of MBSC Class A Common Shares (the “MBSC Stockholder Redemption”) and the PIPE Financing pursuant to the Subscription Agreements, was automatically converted into and exchanged for one Common Share;

●	each issued and outstanding MBSC Class B Common Share (after giving effect to the MBSC Sponsor Class B Share Forfeitures and any other transfers of MBSC Class B Common Shares in connection with the Closing) was automatically converted into and exchanged for (i) one Common Share, and (ii) an amount in cash equal to the quotient of (A) the MBSC Working Capital plus the MBSC Extension Amount at the Merger Effective Time divided by (B) the number of MBSC Class B Common Shares outstanding at the Closing;

●	each remaining MBSC Private Placement Warrant (after forfeitures described above) issued and outstanding immediately prior to the Merger Effective Time (after giving effect to the MBSC Sponsor Warrant Forfeiture and any other forfeitures of MBSC Warrants in connection with the Closing) was automatically and irrevocably converted into one GRL Warrant on the same terms as were in effect immediately prior to the Merger Effective Time pursuant to the MBSC Private Warrant Agreement; and

●	each share of common stock, par value $0.01 per share, of DE Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted automatically into one share of common stock, par value $0.01 per share, of MBSC, as surviving the Merger.

Additionally, the Forward Purchase Agreement was terminated on the Closing Date. The parties thereto had agreed on December 14, 2022 to terminate the Forward Purchase Agreement, effective as of, and conditioned upon, the consummation of the Business Combination. In connection with the termination of the Forward Purchase Agreement, MBSC Sponsor transferred 400,000 of its MBSC Class B Common Shares to HT Investments, LLC.

Given the substance of the transaction, the Business Combination was accounted for as a share-based payment transaction within the scope of IFRS 2 Share-based Payment (“IFRS 2”) as it relates to instruments issued to acquire the stock exchange listing service received and other assets acquired and liabilities assumed, and under IAS 32 — Financial Instruments: Presentations (“IAS 32”) as it relates to instruments issued in exchange of MBSC Private Placement Warrants. GRI is treated as the “acquirer” and MBSC is treated as the “acquiree” for financial reporting purposes given that, following the Business Combination, GRI’s operations comprise the operations of the Company, GRI’s executive management are the executive management of the Company, Greenfire’s director nominees hold the majority of director seats of the Company, and GRI’s former shareholders are the largest shareholder group of the Company.

As part of the Business Combination, the MBSC Private Placement Warrants that were not forfeited were assumed by the Company. As the GRL Warrants are issued as replacement of the MBSC Private Placement Warrants assumed, the exchange of warrants is accounted for under IAS 32, as the GRL Warrants were not issued to acquire goods or services and are not in the scope of IFRS 2. Based on the information currently available at the Closing, it was determined that the MBSC Private Placement Warrants have similar fair value as the GRL Warrants as of the Closing, and no material impact on profit or loss occurred.

The remaining instruments issued as part of the Business Combination (i.e., common shares issued by GRL) are accounted for in accordance with IFRS 2. IFRS 2 requires that the difference in the fair value of the instruments issued as consideration for the acquisition of MBSC (i.e., common shares issued by GRL) over the fair value of the remaining identifiable net assets of MBSC (i.e., those identifiable net assets not accounted for pursuant to IAS 32) represent a service for the listing of the Company and are recognized as a listing expense. The fair value of the instruments issued as consideration for the acquisition of MBSC was determined using the price referenced in the PIPE Financing of US$10.10 per share.

GRL reports its historical financial information in Canadian Dollars (“CAD$”), GRI reports its historical financial information in CAD$ and MBSC reports its historical financial information in U.S. Dollars (“US$”). For purposes of this presentation, all US$ statement of financial position amounts have been translated into CAD$ using an exchange rate of US$1.00 to CAD$1.32. All US$ statement of profit (loss) and comprehensive profit (loss) amounts have been translated into CAD$ using an average exchange rate of US$1.00 to CAD$1.35 for the six months ended June 30, 2023 and US$1.00 to CAD$1.30 for the year ended December 31, 2022. All amounts reported within this pro forma financial information are CAD$ unless otherwise noted as US$.

The following summarizes the pro forma ownership of the Common Shares following the Business Combination (basic):

	Final redemption
	Shares	%
Shares held by former MBSC Public Stockholders	755,707	1%
Shares held by MBSC Sponsor [1]	3,850,000	6%
Shares held by HT Investments, LLC	400,000	1%
Shares held by former GRI Shareholders	43,690,534	64%
Shares held by former holders of GRI Bond Warrants	15,769,183	22%
Shares held by PIPE Investors [2]	4,177,091	6%
Total Common Shares - basic	68,642,515	100%

[1]	An additional 750,000 MBSC Class B Common Shares were forfeited and cancelled for no consideration as the Backstop Debt Financing (as defined in the Business Combination Agreement) at the Closing exceeded US$25 million, without impacting the Greenfire Enterprise Value.

[2]	PIPE Investment of US$42 million to purchase 4,177,091 MBSC Class A Common Shares, which were converted into Common Shares on a 1:1 basis on the Closing Date.

The following summarizes the pro forma ownership of the Common Shares following the Business Combination (on a fully diluted basis):

	Final redemption
	Shares	%
Shares held by former MBSC Public Stockholders	755,707	1%
Shares held by MBSC Sponsor[3]	6,376,667	8%
Shares held by HT Investments, LLC	400,000	1%
Shares held by former GRI Shareholders [4][5]	51,057,550	64%
Shares held by former holders of GRI Bond Warrants[6]	17,019,183	21%
Shares held by PIPE Investors	4,177,091	5%
Total Common Shares - diluted	79,786,198	100%

[3]	As of June 30, 2023, MBSC had outstanding Private Placement Warrants of 7,526,667. Immediately prior to the Merger, 3,260,000 MBSC Warrants held by the MBSC Sponsor and 1,740,000 MBSC Warrants held by the MBSC Underwriters were forfeited and cancelled for no consideration. The remaining 2,526,667 Private Placement Warrants were converted into GRL Warrants on a 1:1 basis, which have been included in the fully diluted Common Shares.

[4]	On the Closing Date, 3,750,000 GRL Warrants, including 2,906,250 GRL Warrants to Greenfire Founders and 843,750 GRL Warrants to Greenfire Employees, have been included in the fully diluted Common Shares.

[5]	On the Closing Date, the GRI Performance Warrantholders had a portion of their GRI Performance Warrants cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to the GRI Performance Warrantholders, and the remaining GRI Performance Warrants were converted into the GRL Performance Warrants. The GRL Performance Warrants of 3,617,016 have been included in the fully diluted Common Shares.

[6]	On the Closing Date, 1,250,000 GRL Warrants were issued to the former holders of GRI Bond Warrants, which have been included in the fully diluted Common Shares.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2023

(in thousands, except share and per share amounts)

										Final Redemption
	The Company (IFRS, Historical), CAD	Greenfire (IFRS, Historical), CAD	MBSC (U.S. GAAP, Historical), USD	IFRS Conversion and Presentation Alignment, USD (Note 2)		MBSC as-adjusted (IFRS, Conversion), USD	MBSC as-adjusted (IFRS Conversion), CAD	Transaction Accounting Adjustments, CAD		Combined Pro Forma (Business Combination), CAD	Additional Pro Forma Transaction Adjustments (Senior Secured Note Refinancing), CAD (Note 6)		Combined Pro Forma, CAD
ASSETS
Current
Cash and equivalents	-	36,882	498	-		498	659	414,350	A	(31,879)	378,068	(1)	34,914
								(400,231)	B		(311,275)	(2)
								(33,199)	C		-
								(6,620)	I		-
								(99,300)	J
								(28)	L		-
								55,608	Q
Restricted cash	-	47,363	-	-		-		-		47,363	-		47,363
Accounts receivable	-	36,511	-	-		-		2,573	N	39,084	774	(3)	39,858
Inventories	-	10,714	-	-		-	-	-		10,714	-		10,714
Prepaid expenses and other current assets	-	3,072	18	-		18	24	-		3,096	-		3,096
Prepaid insurance	-	-	160	-		160	212	-		212	-		212
Prepaid income taxes	-	-	-	-		-	-	-		-	-		-
Total Current	-	134,542	676	-		676	895	(66,847)		68,590	67,567		136,157
Non-Current
Property, plant and equipment	-	930,280	-	-		-				930,280	-		930,280
Prepaid expenses and Deposits - long term portion	-	-	-	-		-				-	-		-
Investments and marketable securities held in trust	-	-	312,953	-		312,953	414,350	(414,350)	A	-	-		-
Deferred income taxes	-	88,199	-	-		-		-		88,199	-		88,199
Total non-current	-	1,018,479	312,953	-		312,953	414,350	(414,350)		1,018,479	-		1,018,479
TOTAL ASSETS	-	1,153,021	313,629	-		313,629	415,245	(481,197)		1,087,069	67,567		1,154,636

LIABILITIES
Current
Accounts payable and accrued liabilities	-	39,843	2,487	-		2,487	3,293	(3,104)	C	40,032	-		40,032
Current portion of long-term debt	-	61,156	-	-		-	-	-		61,156	(61,156)	(2)	-
Current portion of lease liabilities		186	-	-		-	-	-		186	-		186
Due to related parties	-	-	21	-		21	28	(28)	L	-	-		-
Risk management contracts	-	10,847	-	-		-	-	-		10,847	-		10,847
Income taxes payable		-	1,355			1,355	1,794	-		1,794	-		1,794
Total current	-	112,032	3,863	-		3,863	5,115	(3,132)		114,015	(61,156)		52,859
Non-Current
Long-term debt	-	185,649	-	-		-	-	-		185,649	378,068	(1)	378,068
											(185,649)	(2)
Lease liabilities		1,259	-	-		-	-	-		1,259	-		1,259
Risk management contracts	-	-	-	-		-	-	-		-	-		-
Decommissioning liabilities	-	7,983	-	-		-	-	-		7,983	-		7,983
Deferred underwriting fees	-	-	14,280	-		14,280	18,907	(18,907)	C	-	-		-
MBSC Class A Common Shares subject to possible redemption	-	-	-	311,540	aa	311,540	412,480	(412,480)	B	-	-		-
Warrants liabilities	-	-	-	8,176	bb	19,466	25,773	(4,205)	E	37,324	-		37,324
				11,290	gg		-	(6,620)	I
							-	(9,930)	H				-
							-	32,306	O
Subscription purchase agreement liability			1,924	-		1,924	2,546	(2,546)	P	-	-		-
Total Non-current liabilities	-	194,891	16,204	331,006		347,210	459,706	(422,382)		232,215	192,419		424,634
Total liabilities	-	306,923	20,067	331,006		351,073	464,821	(425,514)		346,230	131,263		477,493
COMMITMENTS
Class A Common Stock subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 30,000,000 issued and outstanding;	-	-	311,540	(311,540)	aa	-	-	-		-	-		-
EQUITY	-	-	-	-		-	-			-	-		-
Share capital - The Company	-	-	-	-		-	-	12,282	B	132,008			132,008
						-	-	68,388	F
						-	-	15	G
						-	-	(49,609)	K
						-	-	45,324	M
								55,608	Q
Share capital - Greenfire		15	-			-	-	(15)	G	-			-
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-	-	-		-	-	-		-	-		-
Class A Common Stock, $0.0001 par value; 500,000,000 shares authorized (excluding 30,000,000 Shares subject to possible redemption)	-	-	-	-		-	-	-		-	-		-
Class B Common Stock. $0.0001 par value, 50,000,000 shares authorized; 7,500,000 issued and outstanding	-	-	1	24	cc	25	33	(33)	B	-	-		-
Contributed surplus	-	45,324	-			-	-	7,766	D	7,766			7,766
						-	-	(45,324)	M
Additional paid in capital	-	-	-	(8,176)	bb	-	-	-		-	-		-
				(24)	cc		-
				542	dd		-
				18,948	ee		-
				(11,290)	gg		-
Retained earnings (deficit)	-	800,759	(17,979)	(542)	dd	(37,469)	(49,609)	(11,188)	C	601,065	(64,470)	(2)	537,369
				(20,092)	ee		-	(7,766)	D		774	(3)
				(8,176)	ee			4,205	E
				9,320	ee			(68,388)	F
				3,000	ff		-	9,930	H
				(3,000)	ff		-	(99,300)	J
				3,188	ff		-	49,609	K
				(3,188)	ff		-	2,573	N
				5,352	ff		-	(32,306)	O
				(5,352)	ff		-	2,546	P
TOTAL EQUITY	-	846,098	(17,978)	(19,466)		(37,444)	(49,576)	(55,683)		740,839	(63,696)		677,143
TOTAL LIABILITIES AND EQUITY	-	1,153,021	313,629	-		313,629	415,245	(481,197)		1,087,069	67,567		1,154,636

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2023

(in thousands, except share and per share amounts)

											Final Redemption
	The Company (IFRS, Historical), CAD	Greenfire (IFRS, Historical), CAD	MBSC (U.S. GAAP, Historical), USD	IFRS Conversion and Presentation Alignment, USD (Note 2)		MBSC as-adjusted (IFRS, Conversion), USD	MBSC as-adjusted (IFRS Conversion), CAD		Transaction Accounting Adjustments, CAD		Combined Pro Forma (Business Combination), CAD	Additional Pro Forma Transaction Adjustments (Senior Secured Note Refinancing), CAD (Note 6)		Combined Pro Forma, CAD

Revenues
Oil sales	-	353,273	-	-		-	-		-		353,273	-		353,273
Royalties	-	(10,295)	-	-		-	-		-		(10,295)	-		(10,295)
	-	342,978	-	-		-	-		-		342,978	-		342,978

Realized loss on risk management contracts	-	(6,957)	-	-		-	-		-		(6,957)	-		(6,957)
Initial loss on subscription purchase agreement liability	-	-	-	-		-	-		-		-	-		-
Unrealized loss on risk management contracts	-	16,157	-	-		-	-		-		16,157	-		16,157
Unrealized gain on marketable securities held in Trust Account	-		-	-		-	-		-		-	-		-
Change in fair value of forward purchase agreement liability	-		339	-		339	457		-		457	-		457
Change in fair value of subscription purchase agreement liability	-		(599)	-		(599)	(807)		-		(807)	-		(807)
	-	352,178	(260)	-		(260)	(350)		-		351,828	-		351,828
Expenses
Diluent expense	-	175,883	-	-		-	-		-		175,883	-		175,883
Transportation and marketing	-	29,600	-	-		-	-		-		29,600	-		29,600
Operating expenses	-	75,439	-	-		-	-		-		75,439	-		75,439
General and administrative	-	5,483	-	-		-	-		-		5,483	-		5,483
Transaction costs	-	4,241	-	917	i	917	1,236		(4,363)	Bb	1,114	-		1,114
				-		-	-		-			-		-
Financing and interest	-	20,714	-	-		-	-		-		20,714	6,492	(4)	27,206
Depletion and depreciation	-	38,035	-	-		-	-		-		38,035	-		38,035
Exploration and other expenses	-	2,819	-	-		-	-		-		2,819	-		2,819
Other income and expenses	-	(666)	-	5,352	ff	5,352	7,213		-		6,547	-		6,547
Gain on acquisitions	-	-	-	-		-	-		-		-	-		-
Foreign Exchange gain	-	(6,529)	-			-	(127)	[1]	-		(6,656)	-		(6,656)
Operating and formation costs	-		917	(917)	i	-	-		-		-	-		-
Gain on marketable securities (net), dividends and interest on cash and marketable securities held in Trust Account	-		(6,916)	-		(6,916)	(9,321)		9,321	Aa	-	-		-
	-	-	-	-		-	-		-		-	-		-
	-	345,019	(5,999)	5,352		(647)	(999)		4,958		348,978	6,492		355,470
Net Income (loss) and comprehensive income (loss) before tax	-	7,159	5,739	(5,352)		387	649		(4,958)		2,850	(6,492)		(3,642)
Income tax (provision) recovery		518	(1,431)	-		(1,431)	(1,929)		(1,004)	Cc	(486)	1,493	(6)	1,007
									1,929	Dd
Net Income (loss) and comprehensive income (loss) before tax	-	7,677	4,308	(5,352)		(1,044)	(1,280)		(4,033)		2,364	(4,999)		(2,635)

Net income (loss) per share
Basic	-	0.86
Diluted	-	0.60
Class A common stock subject to possible redemption
Weighted average shares outstanding, Class A Common shares			30,000,000
Basic and diluted net loss per share, Class A common Shares			0.15
Class B Common Stock
Weighted average shares outstanding, Class B Common shares			7,500,000
Basic and diluted net loss per share, Class B common Shares			(0.03)
Weighted average number of common shares outstanding—basic and diluted														68,642,515
Net income (loss) per share - Basic and Diluted														(0.04)

[1]	Foreign exchange impact of CAD$0.1 million for the period ended June 30, 2023

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF PROFIT (LOSS) AND COMPREHENSIVE PROFIT (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2022

(in thousands, except share and per share amounts)

										Final Redemption
	The Company (IFRS, Historical), CAD	Greenfire (IFRS, Historical), CAD	MBSC (U.S. GAAP, Historical), USD	IFRS Conversion and Presentation Alignment, USD (Note 2)		MBSC as-adjusted (IFRS, Conversion), USD	MBSC as-adjusted (IFRS Conversion), CAD	Transaction Accounting Adjustments, CAD		Combined Pro Forma (Business Combination), CAD	Additional Pro Forma Transaction Adjustments (Senior Secured Note Refinancing), CAD (Note 6)		Combined Pro Forma, CAD

Revenues
Oil sales	-	998,849	-	-		-	-	-		998,849	-		998,849
Royalties	-	(50,064)	-	-		-	-	-		(50,064)	-		(50,064)
	-	948,785	-	-		-	-	-		948,785	-		948,785

Realized loss on risk management contracts	-	(122,408)	-	-		-	-	-		(122,408)	-		(122,408)
Initial loss on subscription purchase agreement liability	-	-	(1,225)	-		(1,225)	(1,595)	-		(1,595)	-		(1,595)
Unrealized loss on risk management contracts	-	930	-	-		-	-	-		930	-		930
Unrealized gain on marketable securities held in Trust Account	-		561	-		561	730	(730)	AA	-	-		-
Change in fair value of forward purchase agreement liability	-		(339)	-		(339)	(441)	-		(441)	-		(441)
Change in fair value of subscription purchase agreement liability	-		(101)	-		(101)	(131)	-		(131)	-		(131)
	-	827,307	(1,104)	-		(1,104)	(1,437)	(730)		825,140	-		825,140
Expenses
Diluent expense	-	368,015	-	-		-	-	-		368,015	-		368,015
Transportation and marketing	-	67,842	-	-		-	-	-		67,842	-		67,842
Operating expenses	-	160,826	-	-		-	-	-		160,826	-		160,826
General and administrative	-	11,019	-	-		-	-	7,766	DD	18,785	-		18,785
Transaction costs	-	-	-	2,792	i	2,792	3,635	15,216	BB	87,239			87,239
				-		-	-	68,388	CC		-		-
Financing and interest	-	77,074	-	-		-	-	-		77,074	(20,178)	(4)	56,896
Depletion and depreciation	-	68,027	-	-		-	-	-		68,027	-		68,027
Exploration and other expenses	-	1,825	-	-		-	-	-		1,825	-		1,825
Acquisition transaction costs		2,769	-	-		-	-	-		2,769	-		2,769
Other income and expenses	-	(206)	-	3,188	ff	3,188	4,151	-		3,945	89,982	(5)	93,927
Gain on acquisitions	-	-	-	-		-	-	-		-	-		-
Foreign Exchange loss	-	26,099	-			-	169	-		26,268	-		26,268
Operating and formation costs	-		2,792	(2,792)	i	-	-	-		-	-		-
Interest earned on marketable securities held in Trust Account	-		(3,827)	-		(3,827)	(4,982)	4,982	AA	-	-		-
Dividend on cash and marketable securities held in Trust Account	-	-	(100)	-		(100)	(130)	130	AA	-	-		-
	-	783,290	(1,135)	3,188		2,053	2,843	96,482		882,615	69,804		952,419
Net Income (loss) and comprehensive income (loss) before tax	-	44,017	31	(3,188)		(3,157)	(4,280)	(97,212)		(57,475)	(69,804)		(127,279)
Income tax (provision) recovery		87,681	(901)	-		(901)	(1,173)	3,500	EE	91,181	(4,641)	(6)	86,540
								1,173	FF
Net Income (loss) and comprehensive income (loss) before tax	-	131,698	(870)	(3,188)		(4,058)	(5,453)	(92,539)		33,706	(74,445)		(40,739)
Net income (loss) per share
Basic	-	14.71
Diluted	-	10.29
Class A common stock subject to possible redemption
Weighted average shares outstanding, Class A Common shares			30,000,000
Basic and diluted net loss per share, Class A common Shares			(0.00)
Class B Common Stock
Weighted average shares outstanding, Class B Common shares			7,500,000
Basic and diluted net loss per share, Class B common Shares			(0.11)
Weighted average number of common shares outstanding—basic and diluted													68,642,515
Net income (loss) per share - Basic and Diluted													(0.59)

[1]	Foreign exchange impact of CAD$0.2 million for the year ended December 31, 2022

(dd)	Transaction costs of US$0.5 million related to the issuance of MBSC Private Warrants and MBSC Public Warrants are recorded against additional paid-in capital under U.S. GAAP and are expensed in the statement of profit (loss) and comprehensive profit (loss) under IFRS.

(ee)	Transaction costs of US$20.1 million related to the issuance of MBSC Class A Common Shares are recorded against mezzanine equity under U.S. GAAP and are expensed in the statement of profit (loss) and comprehensive profit (loss) under IFRS.

US$8.2 million initially allocated on a relative fair value basis to the MBSC Public Warrants under U.S. GAAP is recorded through the statement of profit (loss) and comprehensive profit (loss) under IFRS to recognize the MBSC Class A Common Shares classified as non-current liabilities at their redemption amount.

The change in the redemption amount of the MBSC Class A Common Shares classified as mezzanine equity under U.S. GAAP is recorded in accumulated deficit of US$9.3 million and additional paid-in capital of US$18.9 million under U.S. GAAP, and is eliminated, as such an entry would not be recorded under IFRS.

(ff)	The change in the redemption amount of MBSC Class A Common Shares of US$3.0 million for the year ended December 31, 2021, US$3.2 million for the year ended December 31, 2022, and US$5.4 million for six months ended June 30, 2023 was recorded in mezzanine equity and accumulated deficit, respectively, under U.S. GAAP. Under IFRS, these balances are recorded through the statement of profit (loss) and comprehensive profit (loss), inclusive of foreign exchange impact of CAD$0.1 million, for the six months ended June 30, 2023, and CAD$0.2 million, for the year ended December 31, 2022.

(gg)	Reflects the reclassification of the MBSC Private Placement Warrants of US$11.3 million from equity to derivative liabilities under IFRS because the MBSC Private Placement Warrants are deemed to settle in MBSC Class A Common Shares, which are classified as financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed consolidated financial statements, MBSC’s operating and formation costs of US$0.9 million, for the six months ended June 30, 2023, and US$2.8 million, for the year ended December 31, 2022, were reclassified to align with the presentation of GRI’s historical financial statements. Refer to adjustment (i).

Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

The adjustments included in the unaudited pro forma condensed consolidated statement of financial position as at June 30, 2023, are as follows:

A.	Reflects the reclassification of CAD$414.4 million (US$312.9 million) held in the Trust Account to cash that becomes available at a closing of the Business Combination.

B.	Reflects the redemption cash payout of CAD$400.2 million (US$302.3million) from MBSC Trust Account to holders of MBSC Class A Common Shares and reclassification of approximately CAD$12.3 million (US$9.3 million) of MBSC Class A Common Shares that were not redeemed, and approximately CAD$33,000 (US$25,500) of MBSC Class B Common Shares, to the Company share capital as a result of a series of transactions as part of the Business Combination.

C.	Represents estimated transaction costs of approximately CAD$36.8 million (US$27.8 million) in relation to the Business Combination. Of the CAD$36.8 million, CAD$18.9 million (US$14.3 million) relates to the deferred underwriting fees incurred by MBSC, CAD$4.2 million (US$3.2 million) in costs accrued by Greenfire, and CAD$2.5 million (US$1.9 million) accrued by MBSC. CAD$3.7 million (US$2.8 million) has been paid by Greenfire as of December 31, 2022.

D.	Reflects the acceleration of share-based compensation expense of CAD$7.8 million related to the expectation to accelerate vesting of unvested employee performance warrants in connection with the Business Combination.

E.	Reflects the forfeiture of the MBSC’s public warrants as part of the Business Combination.

F.	Represents the preliminary estimated expense recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of the Common Shares issued to MBSC shareholders and the fair value of MBSC’s identifiable net assets at the date of the Business Combination, resulting in a CAD$68.4 million (US$51.7 million) decrease to retained earnings. The consideration for the acquisition of MBSC was determined using the Company common share price referenced to the PIPE Financing at US$10.10 per share. The estimated IFRS 2 listing expense is further illustrated below:

	As of June 30, 2023
	C$	US$
	(in thousands except share and per share amounts)
Fair value of equity instruments deemed to have been issued by the Company
MBSC Share Consideration price	13.37	10.10
Total number of MBSC shares at Closing	4,250,000	4,250,000

Total fair value of equity instruments issued to MBSC shareholders	56,834	42,925
Fair value of identifiable net assets of MBSC
Cash and equivalents	659	498
Marketable securities held in Trust Account	414,350	312,953
Redemption to MBSC Class A Shareholders	(400,231)	(302,289)
Prepaid expenses and deposits	236	178
Accounts payable and accrued liabilities	(3,293)	(2,487)
Due to affiliates	(28)	(21)
Income taxes payable	(1,794)	(1,355)
Subscription purchase agreement liability	(2,548)	(1,924)
Deferred underwriting fee payable	(18,907)	(14,280)
Fair value of identifiable net assets of MBSC	(11,556)	(8,727)
IFRS 2 listing expense	68,388	51,652

G.	Reflects the elimination of GRI share capital.

H.	Reflects the impact of the forfeiture of 1,740,000 MBSC Private Placement Warrants held by the underwriters and 3,260,000 MBSC Private Placement Warrants held by the MBSC Sponsor.

I.	Reflects the repurchase of outstanding 10 million MBSC Public warrants at CAD$0.66 (US$0.50) per warrant as part of the Business Combination.

J.	Reflects the cash payment of CAD$99.3 million (US$75 million), including a distribution of CAD$58.5 million (US$44.2 million) to Greenfire Founders, settlement of CAD$25.2 million (US$19 million) GRI Bond Warrants, distribution of CAD$11.3 million (US$8.5 million) to Greenfire Employees and settlement of CAD$4.3 million (US$3.3 million) GRI Performance Warrants.

K.	Reflects the elimination of MBSC’s historical accumulated deficit of CAD$23.8 million (US$18 million) and the elimination of the IFRS conversion and presentation adjustments of CAD$25.8 million (US$19.5 million), as set out in Notes (dd), (ee) and (ff).

L.	Reflects the repayment on the balance due to the sponsors of MBSC.

M.	Reflects the reclassification of contributed surplus of CAD$45.3 million due to the exercise of the GRI Bond Warrants.

N.	Reflects the estimated income tax impact using the Company’s statutory income tax rate of 23% due to the Business Combination.

O.	Reflects 5,000,000 GRL Warrant derivative liabilities issued to the founders, bondholders and employees of Greenfire as part of the Business Combination. The Black-Scholes model was used to estimate the fair value of the warrant derivative liabilities, based on the most current inputs and assumptions. Those inputs and assumptions are: exercise price of US$11.50, share price of US$10.10, risk free rate of 1.46%, volatility of 60%, and life expectancy of 5 years.

P.	Reflects the derecognition of subscription purchase agreement liability and forward purchase agreement liability as part of the Business Combination.

Q.	Reflects cash proceeds of CAD$55.6 million (US$42 million) pursuant to the PIPE Financing.

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Profit (Loss) and Comprehensive Profit (Loss) for the six months ended June 30, 2023

The adjustments included in the unaudited pro forma condensed consolidated statement of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 are as follows:

Aa.	Reflects elimination of investment income from the MBSC Trust Account.

Bb.	This amount includes CAD$4.2 million (US$3.2 million) and CAD$0.2 million (US$0.1 million) of transaction costs recognized in the unaudited financial statements for the six months ended June 30, 2023 of Greenfire and MBSC, respectively. The historical amounts have been reversed in the unaudited pro forma condensed consolidated statements of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023 to recognize all transaction costs as of the beginning of the earliest period presented.

Cc.	Reflects the estimated income tax impact using the Company’s statutory income tax rate of 23% due to the Business Combination.

Dd.	Reflects the elimination of income tax provision associated with the investment income on the MBSC Trust Account.

Note 4. Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information

Adjustments to Unaudited Pro Forma Condensed Consolidated Statement of Profit (Loss) and Comprehensive Profit (Loss) for the year ended December 31, 2022

The adjustments included in the unaudited pro forma condensed consolidated statement of profit (loss) and comprehensive profit (loss) for the year ended December 31, 2022 are as follows:

AA.	Reflects elimination of investment income from the MBSC Trust Account.

BB.	Reflects estimated transaction costs of CAD$15.2 million (US$11.7 million) in addition to the transaction costs included in the historical statements of profit (loss) and comprehensive profit (loss) of MBSC and Greenfire.

CC.	Represents the preliminary estimated expense of CAD$68.4 million (US$51.7 million) recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of the Common Shares issued to MBSC shareholders over the net asset of MBSC.

DD.	Reflects the acceleration of share-based compensation expense of CAD$7.8 million related to the expectation to accelerate vesting of unvested employee GRI Performance Warrants in connection with the Business Combination.

EE.	Reflects the estimated income tax impact using the Company’s statutory income tax rate of 23% due to the Business Combination.

FF.	Reflects the elimination of income tax provision associated with the investment income on the MBSC Trust Account.

Note 5. Net Income (Loss) per Share

Net income (loss) per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in the Business Combination have been outstanding for the entirety of all periods presented.

	For the six months ended June 30, 2023[1] Pro Forma Combined	For the year ended December 31, 2022[1] Pro Forma Combined
Pro forma net income (loss)	$(2,635)	$(40,739)

Weighted average shares outstanding - basic and diluted [2]	68,642,515	68,642,515
Pro Forma net income (Loss) Per Share - basic and diluted	$(0.04)	$(0.59)

[1]	Pro forma net income (loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Consolidated Financial Information.”

[2]	The effect of GRL Warrants and the GRL Performance Warrants are not considered as their conversion to ordinary common shares would decrease the loss per share and would therefore have an antidilutive effect.

Note 6. Senior Secured Note Refinancing

Concurrently with the Business Combination, the Company closed a private offering of US$300 million aggregate principal amount of senior secured notes, which were issued at a price of US$980.00 per US$1,000.00 principal amount (the “New Notes”). The New Notes mature on October 1, 2028, and have a fixed coupon of 12.0% per annum, paid semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024.

The Company has used a portion of the net proceeds from the New Notes to retire Greenfire’s existing 12.0% Senior Secured Notes due 2025 (the “2025 Notes”) pursuant to a previously announced tender offer (the “Tender Offer”). An aggregate of US$217,934,000 principal amount of the 2025 Notes, or 99.99954% of the aggregate principal amount outstanding, were validly tendered pursuant to the Tender Offer. The tender price paid for the 2025 Notes was US$1,065.00 per US$1,000 principal amount of the 2025 Notes validly tendered and accepted for purchase pursuant to the Tender Offer, plus accrued and unpaid interest up to, but not including, the settlement date. The remaining 2025 Notes will be redeemed on or about October 5, 2023, in accordance with a notice of redemption issued by Greenfire on September 5, 2023.

The adjustments included in the unaudited pro forma condensed consolidated statement of financial position as at June 30, 2023, are as follows:

(1)	Reflects the net proceeds of CAD$378.1 million (US$285.6 million) received from the New Notes.

(2)	Reflects the cash repayment of CAD$311.3 million (US$235.1 million) to the 2025 Notes, inclusive of premium of CAD$18.8 million (US$14.2 million), interest payment of CAD$3.4 million (US$2.5 million), other expense of CAD$0.6 million (US$0.5 million), the extinguishment of the 2025 Notes of CAD$246.8 million (US$217.9 million), and loss on extinguishment of CAD$64.5 million (US$48.7 million).

(3)	Reflects the estimated income tax impact using the Company’s statutory income tax rate of 23% due to the senior secured note refinancing.

The adjustments included in the unaudited pro forma condensed consolidated statement of profit (loss) and comprehensive profit (loss) for the six months ended June 30, 2023, and the year ended December 31, 2022, are as follows:

(4)	Represents the net increase to financing and interest expense resulting from interest on the New Notes and the extinguishment of the 2025 Notes and the amortization of related debt issuance costs and discount as follows:

	For the six months ended June 30, 2023		For the year ended December 31, 2022
	C$	US$	C$	US$
	(in thousands except share and per share amounts)		(in thousands except share and per share amounts)
Elimination of interest expense and amortization issuance costs and discount of the 2025 Notes of debt	(19,714)	(14,628)	(74,176)	(55,039)
Interest expenses to settle the 2025 Notes	-	-	3,368	2,543
Interest expenses on New Notes	24,259	18,000	46,868	36,000
Amortization of New Notes issuance costs and discount	1,947	1,445	3,762	2,890
Total adjustment to Financing and interest	6,492	4,817	(20,178)	(13,606)

(5)	Reflects the debt extinguishment loss of CAD$90.0 million of the 2025 Notes.

(6)	Reflects the estimated income tax impact using the Company’s statutory income tax rate of 23% due to the senior secured note refinancing.

Annex B

Condensed Interim Consolidated Balance Sheets

(Unaudited)

As at ($CAD thousands)	note	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$65,976	$35,363
Restricted cash	6	43,779	35,313
Accounts receivable	7	41,393	34,308
Inventories	8	14,264	14,568
Prepaid expenses and deposits		1,505	3,975
		166,917	123,527
Non-current assets
Property, plant and equipment	9	937,796	963,050
Deferred income tax asset		94,176	87,681
		1,031,972	1,050,731
Total assets		1,198,889	1,174,258
Liabilities
Current liabilities
Accounts payable and accrued liabilities		49,416	46,569
Current portion of long-term debt	12	69,652	63,250
Current portion of lease liabilities	13	3,887	98
Warrant liability	17	21,326	-
Taxes payable	4	5,226	-
Risk management contracts	11	18,452	27,004
		167,959	136,921
Non-current liabilities
Long-term debt	12	313,190	191,158
Lease liabilities	13	9,870	865
Decommissioning liabilities	10	8,213	7,543
		331,273	199,566
Total liabilities		499,232	336,487
Shareholders’ equity
Share capital	4,16	158,515	15
Contributed surplus	4,16	9,788	44,674
Retained earnings		531,354	793,082
		699,657	837,771
Total liabilities and shareholders’ equity		$1,198,889	$1,174,258

Commitments (note 15)

See accompanying notes to the unaudited condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD thousands, except per share amounts)	note	2023	2022	2023	2022
Revenues
Oil sales		$160,967	$209,550	$514,240	$818,108
Royalties		(7,387)	(11,959)	(17,682)	(42,587)
Oil sales, net of royalties		153,580	197,591	496,558	775,521
Risk management contracts (losses) gains	11	(7,605)	81,752	1,595	(123,702)
		145,975	279,343	498,153	651,819
Expenses
Diluent expense		52,089	65,893	227,972	282,069
Transportation and marketing		12,796	15,340	42,396	51,276
Operating expenses		38,442	36,507	113,881	118,397
General and administrative		3,303	2,795	8,135	8,145
Stock-based compensation	16	9,157	-	9,808	-
Financing and interest	14	73,130	10,081	93,844	47,275
Depletion and depreciation	9	13,746	14,651	51,781	50,325
Exploration expenses		516	797	3,335	1,478
Other (income) and expenses		(926)	(224)	(1,592)	1,161
Transaction costs	4	4,083	-	8,324	-
Listing expense	4	110,704	-	110,704
Gain on revaluation of warrants	17	(32,277)	-	(32,277)	-
Foreign exchange loss (gain)		5,877	21,909	(650)	28,985
Total Expenses		290,640	167,749	635,661	589,111
Net income (loss) before taxes		$(144,665)	$111,594	$(137,508)	$62,708
Income tax recovery		5,976	-	6,494	-
Net income (loss) and comprehensive income (loss)		$(138,689)	$111,594	$(131,014)	$62,708
Net income (loss) per share
Basic[1]	16	$(2.72)	$2.28	$(2.64)	$1.28
Diluted[1]	16	$(2.72)	$2.14	$(2.64)	$1.20

[1]	For the periods ended September 30, 2022, the Company’s basic and diluted earnings per share is the net income per common share of Greenfire Resources Inc (see Note 1)., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the De-Spac Transaction with MBSC (Note 4.)

See accompanying notes to the unaudited condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

Nine months ended September 30
($CAD Thousands)	note	2023	2022
Share capital
Balance, beginning of period		$15	$15
Issuance on exercise of bond warrants	4,16	38,911	-
Issuance to MBSC shareholders	4,16	62,959	-
Issuance of shares for PIPE investments	4,16	56,630	-
Balance, end of period		158,515	15
Contributed surplus
Balance, beginning of period		44,674	-
Stock-based compensation	16	9,808	-
Exercise of bond warrants	4,16	(43,492)	-
Exercise of performance warrants	4,16	(1,202)	-
Balance, end of period		9,788	-
Retained earnings
Balance, beginning of period		793,082	661,384
Common shares repurchased and cancelled	4,16	(41,464)	-
Deemed dividend on De-Spac transaction	4,16	(59,388)
Exercise of bond warrants	4,16	4,580	-
Exercise of performance warrants	4,16	1,202	-
Issuance of warrants	17	(35,644)	-
Net income (loss) and comprehensive income (loss)		(131,014)	62,708
Balance, end of period		531,354	724,092
Total shareholders’ equity		$699,657	$724,107

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

		Three months ended September 30		Nine months ended September 30
($CAD Thousands)	note	2023	2022	2023	2022
Operating activities
Net income (loss)		$(138,689)	$111,594	$(131,014)	$62,708
Items not affecting cash:
Income tax recovery		(5,976)	-	(6,494)	-
Unrealized loss (gain) on risk management contracts	11	7,605	(119,360)	(8,552)	(4,949)
Depletion and depreciation	9	14,401	14,761	52,058	50,063
Stock-based compensation	16	9,157	-	9,808	-
Accretion	10	229	195	670	543
Other non-cash expenses		17	-	51	-
Foreign exchange loss (gain)		5,639	21,909	(893)	28,985
Amortization of debt issuance costs	12	42,128	1,283	41,151	10,089
Debt redemption premium	14	19,152	-	19,152	-
Gain on revaluation of warrants	17	(32,277)	-	(32,277)	-
Listing expense	4	110,704	-	110,704	-
Change in non-cash working capital	18	9,783	18,779	6,653	(58)
Cash provided by operating activities		41,873	49,161	61,017	147,381
Financing activities
Issuance of long-term debt net of issuance costs		382,454	-	382,454	-
Repayment of long-term debt	12	(294,647)	-	(294,647)	(60,691)
Debt redemption premium	14	(19,152)	-	(19,152)	-
Issuance of common shares	4,16	67,115	-	67,115	-
Common shares repurchased	4,16	(41,464)	-	(41,464)	-
Deemed dividend on De-SPAC transaction	4,16	(59,388)	-	(59,388)	-
De-Spac transaction costs		(34,817)	-	(34,817)	-
Payment of lease liabilities	13	(36)	-	(48)	-
Cash used by (used in) financing activities		65	-	53	(60,691)
Investing activities
Property, plant and equipment expenditures	9	(9,587)	(14,325)	(14,015)	(27,229)
Contributions to restricted cash		3,584	(5,396)	(8,466)	(18,713)
Change in non-cash working capital (accrued additions to PP&E)	18	(7,296)	(3,630)	(8,404)	(486)
Cash used in investing activities		(13,299)	(23,351)	(30,885)	(46,428)
Exchange rate impact on cash and cash equivalents held in foreign currency		455	637	428	(1,309)
Change in cash and cash equivalents		29,094	26,447	30,613	38,953
Cash and cash equivalents, beginning of period		36,882	73,375	35,363	60,869
Cash and cash equivalents, end of period		$65,976	$99,822	$65,976	$99,822

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Notes to the Condensed Interim Consolidated Financial Statements

As at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022

(Unaudited)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. On September 20, 2023, the Company participated in a De-Spac transaction involving a number of entities, including Greenfire Resources Inc. (“GRI”) and M3-Brigade Acquisition III Corp (“MBSC”) (the “De-Spac Transaction”). Refer to Note 4 De-Spac Transaction for additional information. These unaudited condensed interim consolidated financial statements are comprised of the accounts of Greenfire and its wholly owned subsidiaries, GRI and MBSC. The prior period amounts presented are those of GRI, which continued as the operating entity, concurrent with recapitalization.

The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, focused primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) using International Accounting Standard IAS 34: “Interim Financial Reporting”. They are condensed as they do not include all of the information required for full annual consolidated financial statements, and they should be read in conjunction with the audited annual consolidated financial statements of GRI for the year ended December 31, 2022 (the “Annual Financial Statements”). The Interim Consolidated Financial Statements have been prepared on a basis consistent with the accounting, estimation and valuation policies described in the Annual Financial Statements, except as described below. The unaudited condensed interim financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a for a fair presentation of the results for the interim periods presented.

In these Interim Consolidated Financial Statements, all amounts are expressed in Canadian dollars (“$CAD”), which is the Company’s functional currency, unless otherwise indicated. These Interim Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location (Athabasca oil sands region of Alberta, Canada), nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. All of the Company’s non-current assets are located in and revenue is earned in Canada.

These Interim Consolidated Financial Statements were approved by Greenfire’s board of directors on November 14, 2023.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The Interim Consolidated Financial Statements follow the same accounting policies as the most recent Annual Financial Statements of GRI with the exception of certain amendments to accounting standards or new interpretations issued by the International Accounting Standards Board (“IASB”), which were adopted effective January 1, 2023. These are as follows: IFRS 17, “Insurance Contracts”, as well as the amendments to IAS 12, “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”, IAS 1, “Disclosure of Material Accounting Policy Information”, and IAS 8, “Definition of Accounting Estimates”. The adoption of these standards and amendments has not had a material impact on the accounting policies, methods of computation or presentation applied by the Company.

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Revisions to accounting estimates are recognized in the period in which the estimates are revised. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the Interim Consolidated Financial Statements are described in the Annual Financial Statements.

4.	De-Spac Transaction

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a De-Spac Transaction pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated in December 2022 for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction (i) Canadian Merger Sub amalgamated with and into GRI pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger) with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

As a result of the De-Spac Transaction, the following occurred:

●	Of the GRI 8,937,518 common shares outstanding, 7,996,165 were converted to 43,690,534 common shares of Greenfire and 941,353 were cancelled in exchange for cash consideration of $70.8 million. Cash consideration was comprised of a dividend paid of $59.4 million and $11.4 million for shares repurchased and cancelled by the Company. The $70.8 million cash consideration was recorded as a reduction to retained earnings.

●	312,500 outstanding GRI bondholder warrants were exchanged for 3,225,810 GRI common shares of which 2,886,048 were converted to 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million. This $25.5 million was recorded as a reduction to retained earnings. In conjunction with the share conversion and cancellation, $43.5 million was reclassified from contributed surplus to share capital ($38.9 million) and retained earnings ($4.6 million).

●	Of the 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million, which was the fair value of the warrants. The $4.5 million was recorded as a reduction to retained earnings. In conjunction with the cancellation, $1.2 million was reclassified from contributed surplus to retained earnings.

●	Greenfire issued an additional 5,000,000 Greenfire warrants to former GRI shareholders, GRI bond warrant holders and performance warrant holders that entitle the holder of each warrant to purchase one common share of Greenfire. The warrants were recorded as a warrant liability on the condensed interim consolidated balance sheet, see Note 17.

●	755,707 MBSC Class A common shares held by MBSC’s public shareholders were converted into 755,707 Greenfire common shares.

●	4,250,000 Class B MBSC common shares were converted into 4,250,000 Greenfire common shares.

●	MBSC redeemed 10,000,000 MSBC public warrants for cash consideration of $6.7 million (US$5.0 million).

●	2,526,667 MBSC private placements warrants were converted into 2,526,667 Greenfire warrants, which were recorded as a warrant liability on the condensed interim consolidated balance sheet,see Note 17.

●	Concurrent with the execution of the Business Combination Agreement, the Company and MBSC had entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase Class A common shares of MBSC at a purchase price of US$10.10 per share. MBSC issued 4,177,091 Class A common shares to the PIPE Investors for proceeds of $56.6 million (US$42.2 million) which were converted into Greenfire common shares at the closing of the De-Spac Transaction.

Greenfire has been identified as the acquirer for accounting purposes. As MBSC does not meet the definition of a business under IFRS 3 Business Combinations, the transaction is accounted for pursuant to IFRS 2 Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in $110.7 million (US$82.5 million) being recognized as a listing expense. The fair value of MBSC Class B common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. The fair value of MBSC Class A common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class A common shares on September 20, 2023, which was US$9.37 per share. As part of the De-Spac Transaction, Greenfire acquired marketable securities held in trust, prepaid expenses, accrued liabilities, taxable payable, other liabilities, warrant liability and deferred underwriting fees. The following table reconciles the elements of the listing expense:

($thousands)
Total fair value of consideration deemed to have been issued by Greenfire:
4,250,000 MBSC Class B common shares at US$9.37 per common share (US$39.8 million)	$53,454
755,707 MBSC Class A common shares at US$9.37 per common share (US$7.1 million)	$9,505
Less the following:
Fair value of identifiable net assets of MBSC
Marketable securities held in Trust Account	10,485
Prepaid expenses and deposits	8
Accounts payable and accrued liabilities	(16,262)
Warrant liability	(17,959)
Other liability	(5,369)
Deferred underwriting fee	(13,422)
Taxes payable	(5,226)
Fair value of identifiable net assets of MBSC	(47,745)
Total listing expense	$110,704

The listing expense is presented in the condensed interim consolidated statement of comprehensive income (loss). For the three and nine months ended September 30, 2023, the Company expensed $4.1 million (2022-$nil) and $8.3 million (2022-$nil) in transaction costs.

5.	FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The following table summarizes the method by which the Company measures its financial instruments on the consolidated balance sheets:

Financial Instrument	Classification & Measurement
Cash and cash equivalents	Amortized cost
Restricted cash	Amortized cost
Accounts receivable	Amortized cost
Risk management contracts	Fair value through profit and loss
Accounts payable and accrued liabilities	Amortized cost
Warrant liability	Fair value through profit and loss
Long-term debt	Amortized cost

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

Derivative financial instruments are used by the Company to manage risks related to commodity prices. All derivatives are classified at fair value through profit and loss. Derivative financial instruments are included on the condensed interim consolidated balance sheet and are classified as current or non-current based on the contractual terms specific to the instrument. Gains and losses on re-measurement of derivatives are shown separately on the condensed interim consolidated statement of comprehensive income (loss) in the period in which they arise.

The warrants issued were classified as financial liabilities due to a cashless exercise feature and are measured at fair value upon issuance and at each subsequent reporting period, with the changes in fair value and recorded in the condensed interim consolidated statement of comprehensive income (loss). The fair value of these warrants is determined using the Black-Scholes option valuation model.

The estimated fair value of long-term debt has been determined based on period-end trading prices of long-term debt on the secondary market (level 2).

The Company is exposed to a number of different financial risks arising from normal course business exposures, as well as the Company’s use of financial instruments. There have been no changes in the Company’s objectives, policies or risks surrounding financial instruments.

Commodity price risk

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, ensure sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company may utilize financial and/or physical delivery contracts to fix commodity prices on a portion of its future production and energy operating costs. The Company does not use financial derivatives for speculative purposes. Refer to Note 11 for further details on the Company’s risk management contracts.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company actively manages its liquidity through cash and debt management strategies. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities and opportunities for further financings. The Company believes that it has access to sufficient capital through internally generated cash flows to meet current spending forecasts and financial obligations for at least twelve months.

The following table details the contractual maturities of financial liabilities as at September 30, 2023:

($ thousands)	<1 year	1-2 years	2+ years	Total
Accounts payable and accrued liabilities	49,416	-	-	49,416
Taxes payable	5,226	-	-	5,226
Lease liabilities(1)	3,887	11,370	1,064	16,321
Risk management contracts	18,452	-	-	18,452
Warrant Liability	21,326	-	-	21,326
Long-term debt(2)	94,299	183,416	251,933	529,648
Total financial liabilities	192,606	194,786	252,997	640,389

(1)	These amounts relate to undiscounted payments.

(2)	Includes principal and interest payments

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit-worthy counterparties and monitoring creditworthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable. Refer to Note 7 for further details.

Economic dependence

The Company has long-term marketing agreements with a single counterparty (the “Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”), until October 2028 and at Hangingstone Demo (“Demo”), until April 2026. Fees paid to the Petroleum Marketer as part of these agreements include, marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. In addition, the Petroleum Marketer provided letters of credit in support of the Company’s long-term transportation commitments. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

6.	RESTRICTED CASH

As at September 30, 2023 the Company had a $46.8 million credit facility with its Petroleum Marketer (“Credit Facility”) that was used to issue $46.8 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility. During the nine months ended September 30, 2023, the Company contributed $16.0 million in restricted cash to the Reserve Account.

As at September 30, 2023 the Company had $43.8 million (December 31, 2022, $35.3 million) in restricted cash. Subsequent to September 30, 2023, Greenfire entered into a letter of credit facility guaranteed by Export Development Canada (“EDC Facility”) and terminated the Credit Facility. See Note 12. The EDC Facility does not require a cash collateral and therefore the restricted cash at September 30, 2023 has been subsequently released.

7.	ACCOUNTS RECEIVABLE

As at ($ thousands)	September 30, 2023	December 31, 2022
Trade receivables	$33,165	$22,428
Joint interest receivables	8,228	11,880
Accounts receivable	$41,393	$34,308

At September 30, 2023, the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at September 30, 2023, 100% was receivable from two companies at approximately 80% and 20% each (December 31, 2022- 100% was receivable from two companies at 64% and 36% each). At September 30, 2023, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2022- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due, and no accounts have been written off.

8.	INVENTORIES

As at ($ thousands)	September 30, 2023	December 31, 2022
Oil inventories	$6,843	$7,560
Warehouse materials and supplies	7,421	7,008
Inventories	$14,264	$14,568

During the three and nine months ended September 30, 2023, approximately $115.5 million and $428.5 million, respectively (September 30, 2022 - $130.6 million and $495.3 million) of inventory was recorded within the respective cost components, which are composed of operating expenses, diluent expense, transportation expense and depletion and depreciation in the condensed interim consolidated statements of comprehensive income (loss). As at September 30, 2023 and December 31, 2022, the Company had no inventory write downs.

9.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use	Corporate assets	Total
Cost
Balance as at December 31, 2021	1,016,654	-	462	1,017,116
Additions	39,425	-	167	39,592
Right-of-use asset additions	-	969	-	969
Change in decommissioning liabilities	1,237	-	-	1,237
Balance as at December 31, 2022	1,057,316	969	629	1,058,914
Expenditures on PP&E	14,074	-	(59)	14,015
Right-of-use asset additions	-	12,789	-	12,789
Balance as at September 30, 2023	1,071,390	13,758	570	1,085,718
Accumulated DD&A
Balance as at December 31, 2021	27,949	-	47	27,996
Depletion and depreciation (1)	67,623	60	185	67,868
Balance as at December 31, 2022	95,572	60	232	95,864
Depletion and depreciation (1)	51,828	137	93	52,058
Balance as at September 30, 2023	147,400	197	325	147,922
Net book Value
Balance at December 31, 2022	961,744	$909	397	963,050
Balance at September 30, 2023	$923,990	$13,561	$245	$937,796

(1)	As at September 30, 2023 $277 of DD&A was capitalized to inventory (December 31, 2022- $766).

No indicators of impairment were identified at September 30, 2023, and as such no impairment test was performed.

10.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted inflated amount of cash flows required to settle its decommissioning liabilities to be approximately $206.5 million (December 31, 2022- $206.5 million). A credit-adjusted discount rate of 12% (December 31, 2022- 12%) and an inflation rate of 2.0% (December 31, 2022- 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled between the periods of 2031 and 2072 with the majority of the costs being incurred in 2072.

A reconciliation of the Company’s decommissioning liabilities is provided below:

As at ($ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	$7,543	$5,517
Change in estimated future costs	-	1,283
Accretion expense	670	743
Balance, end of period	$8,213	$7,543

11.	RISK MANAGEMENT CONTRACTS

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

The Company’s obligations under its New Notes (see note 12) includes a requirement to implement a 12-month forward commodity price risk management program encompassing not less than 50% of the hydrocarbon output under the proved developed producing reserves (“PDP”) forecast in the Company’s most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed at the end of every fiscal quarter for the duration of time that the New Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial Contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	As at September 30, 2023		As at December 31, 2022
($ thousands)	Asset	Liability	Asset	Liability
Gross amount	$-	$(18,452)	$21,375	$(48,379)
Amount offset	-	-	(21,375)	21,375
Risk management contracts	$-	$(18,452)	$-	$(27,004)

The following table summarizes the Company’s financial commodity risk management gains and losses:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Realized (loss) on risk management contracts	$-	$(37,608)	$(6,957)	$(128,651)
Unrealized gain (loss) on risk management contracts	(7,605)	119,360	8,552	4,949
Gain (loss) on risk management contracts	$(7,605)	$81,752	$1,595	$(123,702)

As at September 30, 2023, the Company had the following financial commodity risk management contracts in place:

	WTI- Costless Collar			WTI- Put Options			Natural Gas- Fixed Price Swaps
Term	Volume (Bbls)	Put Strike Price (US$/Bbl)	Call Strike Price ($US/Bbl)	Volume (Bbls)	Strike Price ($US/Bbl)	Option Premium ($US/Bbl)	Volume (GJ)	Swap Price ($/GJ)
Q4 2023	742,337	$50.00	$108.25	371,169	$50.00	$5.90	305,000	$2.97
Q1 2024	877,968	$60.00	$77.00	-	-	-	455,000	$2.97
Q2 2024	877,968	$60.00	$74.55	-	-	-	-	-

Subsequent to September 30, 2023, Greenfire entered into the following financial commodity risk management contracts:

		WTI -Costless Collar
Term	Volume (Bbls)	Put Strike Price (US$/Bbl)	Call Strike Price (US$/Bbl)
Q3 2024	887,800	$62.00	$92.32
Q4 2024	299,150	$62.00	$92.32

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place as at September 30, 2023:

As at September 30, 2023	Change in WTI		Change in Natural Gas
($thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl	Increase of $1.00/GJ	Decrease of $1.00/GJ
Increase (decrease) to fair value of commodity risk management contracts	-	-	$760	$(760)

The Company’s commodity risk management contracts are held with two large reputable financial institution. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

12.	LONG-TERM DEBT

Senior Secured Notes

On September 20, 2023 in conjunction with the closing of the De-Spac Transaction and the issuance of the New Notes as described below, GRI redeemed the outstanding balance of $294.6 million (US$217.9 million) on the US$312.5 million 12% senior notes that were issued on August 12, 2021 (the “2025 Notes”) at a redemption premium of 106.5%. The total premium paid as a result of the early redemption was $19.2 million (US$14.2 million) plus accrued interest of $3.4 million (US$2.5 million). Unamortized debt costs of $42.1 million were also expensed in conjunction with the extinguishment of the debt.

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “New Notes”). The New Notes bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year commencing on April 1, 2024, and mature on October 1, 2028. The New Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries. Subject to certain exceptions and qualifications, the indenture governing the New Notes contain certain covenants that limited the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and dispose and transfers of assets. The indenture governing the New Notes contains minimum hedging requirements of 50% of the forward 12 calendar month PDP forecasted production as prepared to the Canadian standard using NI 51-101 until principal debt is less than US$100 million and limit capital expenditures to CAD$100 million annually until the principal outstanding is less than US$150 million. The New Notes are not subject to any financial covenants.

Under the indenture governing the New Notes, the Company is required to redeem the New Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the New Notes Indenture) every six-months, with the first payment due on August 15, 2024. If consolidated indebtedness is less than US$150 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid for every six- month period until the principal owing on the New Notes is $100 million

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its New Notes. As of September 30, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $40.6 million (December 31, 2022 - $29.3 million).

The New Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

As at September 30, 2023, the carrying value of the Company’s long-term debt was $382.8 million and the fair value was $401.5 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

As at September 30, 2023 the Company was compliant with all covenants.

As at ($ thousands)	September 30, 2023	December 31, 2022
US dollar denominated debt:
Redeemed 12.00% senior notes issued at 96.5% of par (US$217.9 million at December 31, 2022)(1)	$-	$295,173
Unamortized debt discount and debt issue costs	-	(40,765)
New 12.00% senior notes issued at 98% of par (USD$300 million at September, 30, 2023)(1)	405,600	-
Unamortized debt discount and debt issue costs	(22,758)	-
Total term debt	$382,842	$254,408
Current portion of long-term debt	69,652	63,250
Long-term debt	$313,190	$191,158

(1)	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Greenfire may redeem some or all of the New Notes after October 1, 2025, at 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest plus a “make whole” premium, as set out in the table below. In addition, at any time before October 1, 2025, the Company may redeem up to 40% of the aggregate principal amount of the notes using the net proceeds from certain equity issuances as a redemption price equal to 112% of the principal amount plus accrued and unpaid interest.

The following table discloses the redemption amount including the “make whole” premium on redemption of the New Notes:

US$300 million 12.00% senior notes
On or after October 1, 2025 to October 1, 2026	106.0
On or after October 1, 2026 to October 1, 2027	103.0
On or after October 1, 2027	100.0

Senior Credit Facility

On September 20, 2023, Greenfire entered into a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicate facility. Total credit available under the Facility is $50 million comprising of $20 million operating facility and $30 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, at which point in time it may be extended at the lender’s option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non- revolving term, being September 30, 2025. The Revolving Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year. The borrowing base is determined based on the lender’s evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Corporation and is senior in priority to the New Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets. The Senior Credit Facility is not subject to any financial covenants.

As at September 30, 2023, amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at September 30, 2023, the Company had no amounts drawn and $7.6 million of letters of credit outstanding under the Senior Credit Facility.

Letter of credit facility

Subsequent to September 30, 2023, Greenfire entered into an unsecured $55 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from the EDC Facility. The EDC Facility is available on a demand basis and letters of credit issued under this facility incur an issuance and performance guarantee fee of 4.25%. The EDC Facility will replace the cash collateralized Credit Facility resulting in a release of the $43.3 million of restricted cash as at September 30, 2023.

13.	LEASE LIABILITIES

The Company has recognized the following leases:

($ thousands)	September 30, 2023	December 31, 2022
Balance, beginning of period	$963	$-
Additions	12,790	970
Interest expense	52	19
Payments	(48)	(26)
Balance, end of period	$13,757	$963
Current portion	3,887	98
Non-current portion	$9,870	$865

The Company’s minimum lease payments are as follows:

s at September 30 ($ thousands)	2023
Within 1 year	$3,887
Within 2 to 5 years	11,371
Later than 5 years	1,063
Minimum lease payments	16,321
Amounts representing finance charges	(2,564)
Present value of net minimum lease payments	$13,757

During the year ended December 31, 2022, the Company entered a 7-year term finance lease for new office space, which has been recognized as a right-of-use asset and lease liability at inception in the consolidated balance sheets. During the nine months ended September 30, 2023, the initial 7-year lease was extended an additional 3 years. The liability was remeasured at the present value of the remaining lease payments discounted at the Company’s estimated incremental borrowing rate.

During the nine months ended September 30, 2023, the Company entered into a 2-year drilling contract under which the Company has committed to drill 550 days over 2 years. The liability was measured at the present value of the day rate payments discounted at the Company’s estimated incremental borrowing rate.

14.	FINANCING AND INTEREST

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Accretion on long-term debt	$72,666	$9,532	$92,379	$45,169
Other interest	235	354	795	1,563
Accretion on decommissioning liabilities	229	195	670	543
Financing and interest expense	$73,130	$10,081	$93,844	$47,275

The total interest and finance expense of $73.1 million and $93.8 million during the three and nine months ended September 30, 2023 included $42.1 million of accelerated unamortized debt related costs and $19.2 million debt redemption premiums on the redemption of the 2025 Notes.

15.	COMMITMENTS

The following table summarized the Company’s estimated future unrecognized commitments as at September 30, 2023:

($ thousands)	Remaining 2023	2024	2025	2026	2027	Beyond 2027	Total
Credit Facility with Marketer	1,597	-	-	-	-	-	1,597
Transportation	8,103	31,880	30,561	28,956	29,044	232,368	360,912
Total	$9,700	$31,880	$30,561	$28,956	$29,044	$232,368	$362,509

The Company has commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments. Subsequent to September 30, 2023, the Credit Facility has been extinguished and replaced by the EDC Facility as further described in Note 12.

16.	SHARE CAPITAL AND WARRANTS

Share capital

As at September 30, 2023 the Company’s authorized share capital consists of an unlimited number of common shares. The following table along with note 4 summarizes the changes to the Company’s common share capital:

	Number of shares	Amount ($000’s)
Shares outstanding
Balance, December 31, 2022	1	$15
Issuance of new common shares per De-Spac Transaction	43,690,533	-
Issuance for exercise of bond warrants	15,769,183	38,911
Issuance to MBSC shareholders – Class A and Class B	5,005,707	62,959
Issuance of new common shares for PIPE investment	4,177,091	56,630
Balance, September 30, 2023	68,642,515	$158,515

Bondholder warrants

As at December 31, 2022, GFI had 312,500 bondholder warrants outstanding which entitled the holders of these warrants, in aggregate, the right to purchase 25% of GFI’s issued and outstanding common shares commencing October 18, 2021 at $0.01 per shares. As at December 31, 2022, the bondholders had the right to acquire 2,983,866 common shares of GRI at $0.01 per share based on an exchange ratio of 9.55.

On September 20, 2023, with the closing of the De-Spac Transaction the 312,500 outstanding bondholder warrants were exchanged into 3,225,810 GRI common shares of which 2,886,565 were exchanged for 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million.

As at September 30, 2023 there were no bondholder warrants remaining.

Per share amounts

The Company uses the treasury stock method to determine the dilutive effect of warrants. Under this method, only “in-the-money” dilutive instruments impact the calculation of diluted income per share. Net income (loss) per share was calculated using the historical weighted average shares outstanding, scaled by the applicable exchange ratio following the completion of the De-Spac Transaction.

The following table summarizes the Company’s weighted average shares outstanding:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Weighted average shares outstanding-basic	51,056,330	48,911,674	49,634,415	48,911,674
Dilutive effect of performance warrants	3,277,564	3,277,564	3,277,564	3,277,564
Weighted average shares outstanding-diluted	54,333,894	52,189,238	52,911,979	52,189,238

In computing the diluted net income (loss) per share for the three and nine months ended September 30, 2023, the Company excluded the effect of New GRL Warrants and a portion of the performance warrants as they are anti-dilutive.

Performance warrants

In February 2022, the Company implemented a warrant plan (“Performance Warrants”) as part of the Company’s long-term incentive plan for employees and service providers. These Performance Warrants had both performance and time vesting criteria before there is the ability to exercise the option to purchase one common share of the Company for each Performance Warrant. On September 20, 2023 with the closing of the De-Spac Transaction there were 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million.

The table below summarizes the outstanding warrants as if the warrant exchange ratio used to exchange GRI common shares into Greenfire common shares had occurred on January 1, 2022 and equates to the total common shares issuable to performance warrant holders:

	Nine months ended September 30, 2023		Year ended December 31, 2022
	Number of Warrants	Weighted Average Exercise Price $US	Number of Warrants	Weighted Average Exercise Price $US
Performance Warrants outstanding
Balance, beginning of period	3,895,449	$2.89	-	$-
Performance warrants issued	186,257	8.35	4,159,546	2.91
Performance warrants forfeited	(38,820)	3.34	(264,097)	3.13
Performance warrants cancelled	(425,870)	3.15	-	-
Balance, end of period	3,617,016	$3.15	3,895,449	$2.89
Common shares issuable on exchange	3,617,016	-	3,895,449	-

The fair market value of the performance warrants was $11.1 million on the date of issuance. The exchange of the GRI performance warrants to Greenfire performance warrants did not result in an increase to the fair value of the warrants, therefore no additional expense was recorded. The fair value of each performance warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

	2023 Assumptions	2022 Assumptions
Average risk-free interest rate	4.2%	1.46%
Average expected dividend yield	-	-
Average expected volatility[1]	70%	60%
Average expected life (years)	2-5	3-5

[1]	Expected volatility has been based on historical share volatility of similar market participants

The performance warrants expire 10 years after the issuance date. On September 20, 2023, with the closing of the De-Spac Transaction, all outstanding performance warrants vested and became exercisable. As a result, the remaining unrecognized fair market value of the performance warrants was immediately recorded as stock-based compensation, and a total of $9.2 million was expensed. For the three and nine months ended September 30, 2023, the Company recorded $9.2 million (2022-$nil) and $9.8 million (2022-$nil) of stock-based compensation related to the performance warrant plan.

17.	WARRANT LIABILITY

On September 20, 2023, Greenfire issued 5,000,000 warrants to GRI common shareholders, bond warrant holders and performance warrant holders (the “New Greenfire Warrants”). The New Greenfire Warrants expire 5 years after issuance and entitle the holder of each warrant to purchase one common share of Greenfire at a price of US$11.50. Greenfire, can at its option, require the holder of the New Greenfire Warrants to exercise on a cashless basis. The 5,000,000 New Greenfire Warrants issued to the former GRI common shareholders and bondholders are to be treated as a derivative financial liability in accordance with IFRS 9 and were measured at fair value in accordance with IFRS 13. These New Greenfire Warrants had a fair value of $35.6 million at the date of issuance and were recorded as a liability with a corresponding amount booked to retained earnings. The New Greenfire Warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

In addition, Greenfire as part of the De-Spac Transaction assumed and exchanged 2,526,667 MBSC Class B Private Warrants for 2,526,667 New Greenfire Warrants. The New Greenfire Warrants issued to the MBSC Class B warrant holders were deemed to be an exchange of two financial liabilities at fair value. The fair value of the MBSC Class B Private Warrants was $18.0 million. Both sets of warrants have an exercise price of US$11.50 with both underlying securities trading at or valued at a similar price. As both sets of warrants are deemed to be economically equivalent, no gain or loss was recorded on the exchange. The exchanged warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

On September 30, 2023, the 7,526,667 outstanding New Greenfire Warrants were revalued based on the closing share price of US$4.95 per common share of Greenfire, as a result the warrant liability was reduced by $32.3 million. The following table reconciles the warrant liability.

	Nine months ended September 30, 2023		Year ended December 31, 2022
	Number of Warrants	Amount	Number of Warrants	Amount
Balance, beginning of period	-	$-	-	$-
Warrants issued	5,000,000	35,644	-	-
MBSC warrants converted	2,526,667	17,959
Change in fair value	-	(32,277)	-	-
Balance, end of period	7,526,667	$21,326	-	$-
Common shares issuable on exercise	7,526,667	-	-	-

The fair value of each warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

2023 Assumptions
Average risk-free interest rate	4.2%
Average expected dividend yield	-
Average expected volatility (1)	70%
Average expected life (years)	5

(1)	Expected volatility has been based on historical share volatility of similar market participants

18.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the Company’s net changes in non-cash working capital and other liabilities from the condensed interim consolidated balance sheet to the consolidated statement of cash flows:

	Three months ended September 30		Nine months ended September 30
($ thousands)	2023	2022	2023	2022
Change in accounts receivable	$(4,882)	$43,581	$(7,085)	$5,251
Change in inventories	(3,550)	163	304	1,767
Change in prepaid expenses and deposits	1,575	3,934	2,478	376
Change in accounts payable and accrued liabilities	9,339	(31,700)	2,613	(7,336)
	2,482	15,978	(1,690)	58
Other items impacting changes in non-cash working capital:
Unrealized foreign exchange gain (loss) related to working capital	5	(829)	(61)	(602)
	2,487	15,149	(1,751)	(544)
Related to operating activities	9,783	18,779	6,653	(58)
Related to investing activities (accrued additions to PP&E)	(7,296)	(3,630)	(8,404)	(486)
Net change in non-cash working capital	2,487	15,149	(1,751)	(544)
Cash interest paid (included in operating activities)	$(21,229)	$(20,632)	$(39,024)	$(47,514)
Cash interest received (included in operating activities)	$293	$224	$946	$234

Corporate Information

Directors	Solicitors

Julian McIntyre (1)	Burnet, Duckworth, & Palmer LLP
Jonathan Klesch	2400, 525 – 8th Avenue SW
Derek Aylesworth (2)(3)	Calgary, Alberta, Canada
Venkat Siva (3)	T2P 1G1
Matthew Perkal (3)
Robert Logan
Carter Ledyard & Milburn LLP
(1) Chair of the Board of Directors	41st Floor
(2) Chair of the Audit and Reserves Committee	28 Liberty Street
(3) Audit and Reserves Committee	New York, New York 10005

Officers	Bankers

Robert Logan MPBE, P.Eng	Bank of Montreal
President, and Chief Executive Officer	595-8 Avenue SW
Calgary, Alberta, Canada
Tony Kraljic, CA	T2P 1G1
Chief Financial Officer
Auditor
Kevin Millar C.E.T.
SVP Operations & Steam Chief	Deloitte LLP
850 2nd Street SW
Albert MA P.Eng	Calgary, Alberta, Canada
SVP Engineering	T2P 0R8

Crystal Park P.Eng, MBA	Reserve Engineers
SVP Corporate Development
McDaniel & Associates Consultants Ltd.
Charles R. Kraus	2200, 255 – 5th Avenue SW
Corporate Secretary	Calgary, Alberta, Canada
T2P 3G6
Head Office

Suite 1900, 205 – 5th Avenue SW,
Calgary, Alberta, Canada
T2P 2V7
www.greenfireres.com
NYSE: GFR

Annex C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Greenfire Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of Greenfire Resources Ltd. (the “Company”) as at December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

April 21, 2023

We have served as the Company’s auditor since 2023.

Greenfire Resources Ltd.

FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2022

(Presented in Canadian Dollars)

Greenfire Resources Ltd.

Consolidated Statement of Financial Position

As at	December 31,
($CAD)	2022
Assets
Current assets
Cash	$1
Total assets	$1
Shareholder’s equity
Share capital	$1
Total shareholder’s equity and liabilities	$1

The accompanying notes are an integral part of the financial statements

/s/ David Phung	/s/ Robert Logan
David Phung, Director	Robert Logan, President and CEO

Greenfire Resources Ltd.

Notes to the Financial Statements

(In Canadian dollars)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company”) was incorporated under the laws of Alberta on December 9, 2022. On December 14, 2022, the Company entered into the Business Combination Agreement between Greenfire Resources Inc. and M3-Brigade Acquisition III Corp (“MBSC”). The Company’s intended business activity is to engage in the exploration, development and operation of oil and gas properties, and focus primarily in the Athabasca oil sands region of Alberta. To date, the Company has not had operations and is expected to commence operations concurrent with the planned Business Combination. The Company’s registered address is 2400, 525 8 Ave SW, Calgary, Alberta T2P 1G1.

During 2022 the Company incorporated 2476276 Alberta ULC and DE Greenfire Merger Sub Inc. There were no other activities in the subsidiaries of the Company. As at December 31, 2022, the Company wholly-owns a direct interest in 2476276 Alberta ULC and DE Greenfire Merger Sub Inc. and consolidates these entities.

These financial statements were approved by the Board of Directors on April 19, 2023.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The statement of financial position has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Separate Statements of Income and Comprehensive Income, Changes in Shareholder’s Equity and Cash Flows have not been presented as there have been no activities for the Company to date other than its formation.

b)	Functional Currency and Presentation Currency

These financial statements are presented on Canadian dollars, which is the Company’s functional currency.

c)	Basis of Consolidation

The financial statements include the accounts of the Company and its consolidated subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

3.	SHAREHOLDER’S EQUITY

The Company issued one common share for $1.00 upon incorporation, the share is held by Greenfire Resources Inc being the Company’s ultimate parent and sole shareholder. As at December 31, 2022, one common share with no par value was issued and outstanding, and no preferred shares were outstanding. The authorized capital of the Company is an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

4.	SUBSCRIPTION AGREEMENTS

Concurrently with the Business Combination Agreement, the Company entered into subscription agreements whereby, contingent on certain events, it may issue up to US$50,000,000 of 9% convertible notes due in 2028. The convertible notes will have an initial conversion rate of 76.923077 common shares per US$1,000 principal amount of convertible notes for a conversion price of US$13.00 per common share. The commitment was entered into based on market terms.

Annex D

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Greenfire Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Greenfire Resources Inc. and subsidiaries (the “Company”) as of December 31, 2022, 2021 and 2020, the related consolidated statements of comprehensive income (loss), shareholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

March 29, 2023

We have served as the Company’s auditor since 2021.

Greenfire Resources Inc.

Consolidated Balance Sheets

As at December 31 ($CAD thousands)	note	2022	2021	2020
Assets
Current assets
Cash and cash equivalents	6	$35,363	$60,869	$—
Restricted cash	7	35,313	8,700	—
Accounts receivable	8	34,308	43,962	—
Inventories	9	14,568	15,917	—
Prepaid expenses and deposits		3,975	10,512	—
		123,527	139,960	—
Non-current assets
Property, plant and equipment	11	963,050	989,120	—
Deferred income tax asset	13	87,681	—	—
		1,050,731	989,120	—
		1,174,258	1,129,080	—
Liabilities
Current liabilities
Accounts payable and accrued liabilities	21	46,569	57,427	60
Current portion of long-term debt	16	63,250	110,359	—
Current portion of lease liabilities	12	98	—
Risk management contracts	15	27,004	30,718	—
		136,921	198,504	60
Non-current liabilities
Long-term debt	16	191,158	215,210	—
Lease liabilities	12	865	—
Risk management contracts	15	—	4,959	—
Decommissioning liabilities	14	7,543	5,517	—
		199,566	225,686	—
		336,487	424,190	60
Shareholders’ equity
Share capital	19	15	15	—
Contributed surplus	16	44,674	43,491	—
Retained earnings (deficit)		793,082	661,384	(60)
		837,771	704,890	(60)
		$1,174,258	$1,129,080	$—

Commitments and contingencies (note 18)

See accompanying notes to the consolidated financial statements

These Consolidated Financial Statements were approved by the Board of Directors.

/s/ Robert Logan	/s/ David Phung
Robert Logan, Director	David Phung, Director

Greenfire Resources Inc.

Consolidated Statements of Comprehensive Income (Loss)

		Year ended	Year ended	Period from incorporation on November 2, 2020 to
($CAD thousands, except per share amounts)	note	December 31, 2022	December 31, 2021	December 31, 2020
Revenues
Oil sales		$998,849	$270,674	$—
Royalties		(50,064)	(9,543)	—
Oil sales, net of royalties		948,785	261,131	—
Gain (loss) on risk management contracts	15	(121,478)	(39,291)	—
		827,307	221,840	—
Expenses
Diluent expense		368,015	94,623	—
Transportation and marketing	10	67,842	24,057	—
Operating expenses		160,826	59,710	—
General and administrative		11,019	3,285	60
Financing and interest	17	77,074	25,050	—
Depletion and depreciation	11	68,027	27,071	—
Exploration and other expenses		1,825	350	—
Acquisition transaction costs	5	2,769	10,318	—
Other income and expenses		(206)	8,373	—
Gain on acquisitions	5	—	(693,953)	—
Foreign exchange loss		26,099	1,512	—
Total expenses		783,290	(439,604)	60
Net income (loss) before taxes		44,017	661,444	(60)
Income tax recovery	13	87,681	—	—
Net income (loss) and comprehensive income (loss)		$131,698	$661,444	$(60)
Net income (loss) per share
Basic	19	$14.71	$84.79	$(0.01)
Diluted	19	$10.29	$75.11	$(0.01)

See accompanying notes to the consolidated financial statements

Greenfire Resources Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

($CAD Thousands, except per share amounts)	note	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Share capital
Balance, beginning of year		$15	$—	$—
Shares issued during year	19	—	15	—
Balance, end of year		15	15	—
Contributed surplus
Balance, beginning of year		43,491	—	—
Stock based compensation	19	1,183	—	—
Bondholder warrants	16	—	43,491	—
Balance, end of year		44,674	43,491	—
Retained earnings (deficit)
Balance, beginning of year		661,384	(60)	—
Net income (loss)		131,698	661,444	(60)
Balance, end of year		793,082	661,384	(60)
Total shareholders’ equity		$837,771	$704,890	$(60)

See accompanying notes to the consolidated financial statements

Greenfire Resources Inc.

Consolidated Statements of Cash Flows

($CAD Thousands, except per share amounts)	note	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Operating activities
Net income (loss)		$131,698	$661,444	$(60)
Items not affecting cash:
Deferred income taxes	13	(87,681)	—	—
Gain on acquisitions	5	—	(693,953)	—
Unrealized (gain) loss on risk management contracts	15	(8,673)	35,677	—
Foreign exchange loss		26,099	1,512
Depletion and depreciation	11	67,868	27,996	—
Stock based compensation	19	1,183	—	—
Other non-cash expenses		66	3,769	—
Accretion	14	743	298	—
Amortization of debt issuance costs		29,854	2,152	—
Change in non-cash working capital	23	3,570	(6,910)	60
Cash provided by operating activities		164,727	31,985	—
Financing activities
Common shares issued	19	—	15	—
Proceeds from issuance of long-term debt	16	—	381,050	—
Repayment of long-term debt	16	(123,612)	—	—
Fees for issuance of long-term debt	16	—	(15,459)	—
Lease payments	12	(26)	—	—
Cash provided (used) by financing activities		(123,638)	365,606	—
Investing activities
Property, plant and equipment expenditures	11	(39,592)	(4,594)	—
Cash and cash equivalents acquired in acquisitions	5	—	6,918	—
Acquisitions	5	—	(366,454)	—
Restricted cash	7	(26,613)	(8,140)	—
Change in non-cash working capital	23	2,459	35,742	—
Cash used in investing activities		(63,746)	(336,528)	—
Exchange rate impact on cash and cash equivalents held in foreign currency		(2,849)	(194)	—
Change in cash and cash equivalents		(25,506)	60,869	—
Cash and cash equivalents, beginning of year		60,869	—	—
Cash and cash equivalents, end of year		$35,363	$60,869	$—

See accompanying notes to the consolidated financial statements

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

1.	CORPORATE INFORMATION

Greenfire Resources Inc. (the “Company” or “Greenfire Resources Inc.”) is a corporation incorporated under the Alberta Business Corporations Act. The Company and its subsidiaries are engaged in the exploration, development and operation of oil and gas properties, and focuses primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office is located at 1900, 205 5th Avenue SW, Calgary, AB T2P 2V7. Its predecessor entity Greenfire Acquisition Corporation (“GAC”) was formed on November 2, 2020. On April 5, 2021, GAC acquired the Hangingstone Demo asset from Greenfire Hangingstone Operating Corporation (“GHOPCO”), which was an un-affiliated corporation. The Company was subsequently incorporated on June 18, 2021 with the same shareholders as GAC. At the time of the acquisition, the Hangingstone assets were not operational. On September 9, 2021, the Company incorporated Greenfire Resources Operating Corporation (“GROC”), which shortly thereafter amalgamated with GAC on September 16, 2021. On September 17, 2021 HE Acquisition Corporation (“HEAC”), which was incorporated on July 12, 2021 by the Company and is a 100% wholly owned subsidiary, acquired Japan Canada Oil Sands Limited (“JACOS”) by purchasing all outstanding shares. HEAC, JACOS and GROC subsequently amalgamated into GROC. GROC is a 100% wholly owned subsidiary of GRI. Assets acquired in both acquisitions are held in a newly formed partnership structure. Periods after September 17, 2021 represent the consolidated results of the Company, while the periods prior to September 17, 2021 represent the results of GAC. Prior to the acquisition of JACOS, the Company had limited operations, as such the Company has determined JACOS to be the predecessor company.

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). In these consolidated financial statements, all dollars are expressed in Canadian dollars, which is the Company’s functional currency, unless otherwise indicated. These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value. The consolidated financial statements were approved by the Board of Directors on March 29, 2023.

3.	SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements consist of financial records of the Company and its wholly owned subsidiaries. The Company has one direct subsidiary, GROC which is 100% wholly owned by the Company, as well as several indirect subsidiaries, including Hangingstone Expansion Limited Partnership (“HELP”) and Hangingstone Demo Limited Partnership (“HDLP”), which were formed by GROC and their general partners Hangingstone Expansion General Partner (“HEGP”) and Hangingstone Demo General Partner (“HDGP”), respectively. The units of HELP and HDLP are allocated at 99.99% to GROC for both entities and 0.01% to HEGP and HDGP, respectively. HEGP and HDGP are wholly owned subsidiaries of GROC, along with Greenfire Resources Employment Corporation. Intercompany transactions and balances between the entities are eliminated upon consolidation.

Joint arrangements

The Company also undertakes certain business activities through joint arrangements. Interests in joint arrangements have been classified as joint operations. Joint control exists for contractual arrangements governing the Company’s assets whereby Greenfire has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. A joint operation is established when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company only recognizes its proportionate share in assets, liabilities, revenues and expenses associated with its joint operations.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held with banks, and other short-term highly liquid investments such as bankers’ acceptances, commercial paper, money market deposits or similar instruments, with a maturity of 90 days or less.

Foreign currency translation

Foreign currency transactions are translated into Canadian Dollars at exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange on the statement of financial position date. Any resulting exchange differences are included in the Consolidated Statement of Comprehensive Income (Loss). Nonmonetary assets and liabilities denominated in a foreign currency are measured at historical cost and are translated into the functional currency using the rates of exchange as at the dates of the initial transactions.

Operating segments

The Company has one reportable operating segment which is made up of its oil sands operations based on geographic location, nature of the products sold and integration of facilities and operations. The chief operating decision maker is the President and CEO, who reviews operating results at this level to assess financial performance and make resource allocation decisions. The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. As the Company only has operations in the Athabasca region, the Company has determined that the Company’s assets, liabilities and operating results for the development and production of bitumen from the oil sands located in the Athabasca region is the Company’s only operating segment.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

Financial assets and liabilities are initially recognized when originated or when the Company becomes a party to the contractual provisions of the instrument. A non-derivative financial asset or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

On initial recognition, financial assets are classified to be measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”) based on the Company’s designation based primarily on the underlying cash flow characteristics. Classifications are not changed subsequent to initial recognition.

On initial recognition, financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is classified as held-for-trading, is a derivative or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss as is any gain or loss on derecognition. A financial liability is derecognized when its contractual obligations are discharged or canceled or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company may, from time to time, enter into certain financial derivative contracts to manage exposure from fluctuating commodity prices, interest rates or foreign exchange rates between the Canadian and US dollar. Such risk management contracts are not used for trading or speculative purposes. The Company has not designated its risk management contracts as effective hedges and has not applied hedge accounting even though the Company considers all financial derivate contracts to be economic hedges, as such all risk management contracts have been recorded at fair value with changes in fair value being recorded through profit or loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company is able to classify fair value balances based on the observability of these inputs. The authoritative guidance for fair value measurements establishes three levels of the fair value hierarchy, defined as follows:

●	Level 1: Unadjusted, quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant, unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The following table summarizes the method by which the Company measures its financial instruments on the consolidated balance sheets and the corresponding hierarchy rating for their derived fair value estimates:

Financial Instrument	Fair Value Hierarchy	Classification & Measurement
Cash and cash equivalents	Level 1	Amortized cost
Restricted cash	Level 1	Amortized cost
Accounts receivable	Level 2	Amortized cost
Risk management contracts	Level 2	Fair value through profit and loss
Accounts payable and accrued liabilities	Level 2	Amortized cost
Long-term debt	Level 2	Amortized cost

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities included on the consolidated balance sheets approximates the fair values of the respective assets and liabilities due to the short-term nature of those instruments.

The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (level 2).

Realized gains and losses from the settlement of financial instruments as well as unrealized gains and losses from the remeasurement of financial instruments to fair market value at each reporting period are recognized in net income (loss) as incurred. Transaction costs related to fair value through profit or loss financial instruments are immediately expensed. Financial instruments recognized at amortized cost are accreted through net income (loss) towards their settlement value over time. Transaction costs related to financial liabilities measured at amortized cost are initially capitalized against the liability and then amortized to net income (loss) over the life of the related host instrument.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Common shares are classified as shareholders’ equity. The Company may issue share purchase warrants as a part of debt and/or equity financings. These financial instruments are assessed at the date of issue, based on their underlying terms and conditions, as to whether they are an equity instrument or a derivative financial instrument and if determined to be an equity instrument they are initially recognized in shareholder’s equity at fair value on date of issue. Classifications are not changed after initial recognition and only reassessed when there is a modification in the terms and conditions of the underlying share purchase warrant. Incremental costs directly attributable to the issuance of equity instruments as a deduction from equity, net of any tax effects.

Credit risk arises from the potential that the Company may incur a loss if a counterparty fails to meet its obligations in accordance with agreed terms. Financial assets are assessed at each reporting date to determine whether there is any evidence that credit losses are expected. Credit loss of financial assets is determined by assessing and measuring the expected credit losses of the instruments at each reporting period. The Company measures expected credit losses using a lifetime expected loss allowance model for all trade receivables and contract assets. The credit-loss model groups receivables based on similar credit risk characteristics and the number of days past due in order to estimate and recognize bad debt expenses. When measuring expected credit losses, the Company considers a variety of factors including: evidence of the debtor’s financial condition, history of collections, the term of the receivable and any recent and expected future changes in economic conditions. The Company has not experienced any write-offs of uncollectible receivables; as a result, the Company does not carry an allowance for doubtful accounts.

Revenue

Revenue is measured based on consideration to which the Company expects to be entitled in a contract with a customer. The Company recognizes revenue primarily from the sale of diluted and non-diluted bitumen. Revenue is recognized when its single performance obligation is satisfied. This occurs when the product is delivered, control of the product and title or risk of loss transfers to the customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. The Company principally satisfies its single performance obligations at a point in time. Transaction prices are determined at inception of the contract and allocated to the performance obligations identified. Payment is generally received in the following month after the sale has occurred.

The Company sells its production pursuant to fixed and variable-priced contracts. The transaction price for variable-priced contracts is based on the commodity price, adjusted for quality, location, or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed upon transaction. Royalty expenses are recognized as production occurs.

The Company has long-term marketing agreements with a single counterparty (“Sole Petroleum Marketer”), which has exclusive marketing rights over the Company’s production and diluent purchases at Hangingstone Expansion (“Expansion”), until October 2026 and at Hangingstone Demo (“Demo”), until April 2025. Fees paid to the Sole Petroleum Marketer as part of these agreements include, marketing, incentive and royalty fees. These fees are expensed as incurred as transportation and marketing expenses. In addition, the Sole Petroleum Marketer provides letters of credit in support of the Company’s long-term transportation commitments. As a result of these marketing agreements, the Company is exposed to concentration and credit risks, as all sales are to a single counterparty.

Interest income

Interest income on cash and cash equivalents and restricted cash, is recorded as earned. For outstanding investments that mature in future periods, income is accrued up to the end of the applicable reporting period based on the terms and conditions of the individual instruments.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable are amounts due from customers from the rendering of services or sale of goods in the ordinary course of business. Accounts receivables are classified as current assets if payment is due within one year or less. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less allowance for expected credit losses. The Company maintains an allowance for expected credit losses to provide for impairment of accounts receivable. As at December 31, 2022, there are no expected credit losses.

Inventories

Inventories consist of crude oil products and warehouse materials and supplies. The carrying value of inventory includes direct and indirect expenditures incurred in the normal course of business in bringing an item or product to its existing condition and location. The Company values inventories at the lower of cost and net realizable value on a weighted average cost basis. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable value, a write-down is recognized. A change in circumstances could result in a reversal of the write-down for the inventory that remains on hand in a subsequent period.

Property, plant and equipment (“PP&E”)

PP&E is measured at the cost to acquire, less accumulated depletion and depreciation, and net of any impairment losses. The Company begins capitalizing oil exploration costs after the right to explore has been obtained and includes land acquisition costs, geological and geophysical activities, drilling expenditures and costs incurred for the completion and testing of exploration wells. The Company capitalizes all subsequent investments attributable to the development of its oil assets if the expenditures are considered a betterment and provide a future benefit beyond one year. Costs of planned major inspections, overhaul and turnaround activities that maintain PP&E and benefit future years of operations are capitalized and depreciated on a straight-line basis over the period to the next turnaround. Recurring planned maintenance activities performed on shorter intervals are expensed. Replacements of equipment are capitalized when it is probable that future economic benefits will flow to the Company. The Company’s capitalized costs primarily consist of pad construction, drilling activities, completion activities, well equipment, processing facilities, gathering systems and pipelines. Borrowing costs attributable to long-term development projects are also capitalized.

Capitalized costs are classified as exploration and evaluation (“E&E”) assets if technical feasibility and commercial viability have not yet been established. Technical feasibility and commercial viability are generally deemed to exist when proved reserves are present and the Company has sanctioned the project for commercial development. Capitalized costs are classified as PP&E assets if they are attributable to the development of oil reserves after technical feasibility and commercial viability have been achieved. Once the technical feasibility and commercial viability of E&E assets have been established, the E&E assets are tested for impairment and reclassified to PP&E. The majority of the Company’s PP&E is depleted using the unit-of-production method relative to the Company’s estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes E&E and the cost of assets that are not yet available for use in the manner intended by Management. Corporate assets and other capitalized costs are depreciated over their estimated useful lives primarily using the declining-balance method.

There were no E&E costs as at December 31, 2022, 2021 and 2020.

Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The Company’s provisions primarily consist of decommissioning liabilities associated with dismantling, decommissioning, and site disturbance remediation activities related to its oil assets.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

At initial recognition, the Company recognizes a decommissioning asset and corresponding liability on the balance sheet. Decommissioning liabilities are measured at the present value of expected future cash outflows required to settle the obligations at the balance sheet date, using managements best estimate of expenditures required to settle the liability. Decommissioning liabilities are measured based on the estimated future inflation rate and then discounted to net present value using a credit adjusted risk-free discount rate. Any change in the present value, as a result of a change in discount rate or expected future costs, of the estimated obligation is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment. The liability for decommissioning costs is increased each period through the unwinding of the discount, which is included in finance and interest costs in the consolidated statements of comprehensive income (loss). Decommissioning liabilities are remeasured at each reporting period primarily to account for any changes in estimates or discount rates. Actual expenditures incurred to settle the obligations reduce the liability.

Contingent liabilities reflect a possible obligation that may arise from past events and the existence of which can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Company. Contingent liabilities are not recognized on the balance sheet unless they can be measured reliably and the possibility of an outflow of economic benefits in respect of the contingent obligation is considered probable. Disclosure of contingent liabilities is provided when there is a less than probable, but more than remote, possibility of material loss to the Company.

Impairment of non-financial assets

For the purpose of estimating the asset’s recoverable amount, PP&E assets are grouped into Cash Generating Units (“CGU”). A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company’s PP&E assets are currently held in two CGUs. The assets acquired from GHOPCO and JACOS (see note 5) each represents a separate CGU at December 31, 2022 and December 31, 2021.

PP&E assets are reviewed at each reporting date to determine whether there is any indication of impairment.

If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the discounted present value of the expected future cash flows from continuing use of the asset or CGU. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. An impairment loss is recognized in earnings or loss if the carrying amount of the asset or CGU exceeds its estimated recoverable amount.

At each reporting period, PP&E, E&E and right-of-use (“ROU”) assets are tested for impairment reversal at the CGU level when facts and circumstances suggest that the recoverable amount of the CGU may exceed the carrying value. Impairment reversal is limited to the carrying amount which would have been recorded had no historical impairment been recorded.

Business combinations

Business combinations are accounted for using the acquisition method of accounting in which identifiable assets acquired and liabilities assumed in a business combination are recognized and measured at their fair value at the date of the acquisition. If the cost of the acquisition is less than the fair value of the net asset acquired, the difference is recognized in net income (loss). If the cost of the acquisition is greater than the fair value of the net assets acquired, the difference is recognized as goodwill.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding ROU asset are recognized at the commencement of the lease. Lease liabilities are initially measured at the present value of the unavoidable lease payments and discounted using the Company’s incremental borrowing rate when an implicit rate in the lease is not readily available. Interest expense is recognized on the lease obligations using the effective interest rate method. The ROU assets are recognized at the amount of the lease liabilities, adjusted for lease incentives received and initial direct costs, on commencement of the leases. ROU assets are depreciated on a straight-line basis over the lease term. The Company is required to make judgments and assumptions on incremental borrowing rates and lease terms. The carrying balance of the leased assets and lease liabilities, and related interest and depreciation expense, may differ due to changes in market conditions and expected lease terms. Short-term and low value leases have not been included in the measurement of lease liabilities.

Income taxes

Income tax is comprised of current and deferred tax. Income tax expense (recovery) is recognized in the consolidated statement of income (loss) except to the extent that it relates to share capital, in which case it is recognized in equity. Current tax is the expected tax payable (receivable) on the taxable income (loss) for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and does not affect profit, other than temporary differences that arise in shareholder’s equity. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset on the consolidated balance sheet if there is a legally enforceable right to offset and they relate to income taxes levied by the same tax authority. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are not recognized until such time that it is more likely than not that the related tax benefit will be realized.

Stock-based compensation

The Company’s stock-based compensation plans for employees consist of performance warrants. The Company’s stock-based compensation plans are accounted for as equity-settled share-based compensation plans. The fair values of the equity settled awards are initially measured at the date of issuance using the Black-Scholes model using an estimated forfeiture rate, volatility, dividend yield, risk-free rate and expected life. The fair value is recorded as stock-based compensation over the vesting period with a corresponding amount reflected in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital.

Per share information

Basic per share information is calculated using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the basic weighted average number of common shares outstanding during the year, adjusted for the number of shares that could have had a dilutive effect on net income during the year had in the-money and outstanding equity compensation units been exercised.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government grants

Government grants are recognized when there is reasonable assurance that the Company will receive the grant and comply with the conditions attached to the grant. The Company recognizes the grants that compensate the Company for expenses and assets against the financial statement line item that it is intended to compensate.

Recent accounting pronouncements

During the year ended December 31, 2022, the Company applied the amended accounting standards, interpretations and annual improvements that are effective as of January 1, 2022. The application of the amendments did not have a material impact on the consolidated financial statements.

The Company has not adopted any of the published standards, interpretations or amendments to accounting standards, issued by the International Accounting Standards Board, that are effective for annual periods beginning on or after January 1, 2023. The pronouncements will be adopted on their respective effective dates; however, the Company is in the processing of assessing the impact on the consolidated financial statements

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The timely preparation of the consolidated financial statements requires that management make estimates and assumptions and use judgement regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during that period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. The estimated fair value of financial assets and liabilities are subject to measurement uncertainty. In addition, climate change and the evolving worldwide demand for alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. As these issues become more of a regulatory focus by governments, future financial performance may be impacted. This also presents uncertainty and risk with respect to the Company, its performance and estimates and assumptions. The timing in which global energy markets transition from carbon-based sources to alternative energy or when new regulatory practices may be implemented is highly uncertain.

The ongoing conflict between Russia and Ukraine, which began in February 2022, has resulted in significant commodity price volatility and as a result has increased the level of uncertainty in the Company’s future cash flow. The Company’s realized and unrealized losses from its commodity price risk management contracts is likely to be volatile in the current market environment and there is greater emphasis on ensuring operations is uninterrupted and production volumes are delivered to meet these obligations. Additionally, the higher degree of commodity price volatility may increase systemic risk to the global commodities trading and banking businesses, which in turn may increase the Company’s counterparty risk. The Company has not experienced impairment of its receivables and currently has no information that indicates there is elevated risk of impairment in the future.

Accordingly, actual results may differ materially from estimated amounts as future confirming events occur. Significant judgements, estimates and assumptions made by management in the preparation of these consolidated financial statements are outlined below.

Inventories

The Company evaluates the carrying value of its inventory at the lower of cost and net realizable value. The net realizable value is estimated based on current market prices that the Company would expect to receive from the sale of its inventory.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (cont.)

Decommissioning liabilities

The provision for decommissioning liabilities is based upon numerous assumptions including settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Actual costs and cash outflows could differ from the estimates as a result of changes in any of the above noted assumptions.

Risk management contracts

The Company utilizes commodity risk management contracts to manage commodity price risk on oil sales and operating expenses. The Company may also utilize foreign exchange risk management contracts to reduce its exposure to foreign exchange risk associated with its interest payments on its US dollar denominated term debt. The calculated fair value of the risk management contracts relies on external observable market data including quoted forward commodity prices and foreign exchange rates. The resulting fair value estimates may not be indicative of the amounts realized at settlement and as such are subject to measurement uncertainty.

Deferred income taxes

The provision for income taxes is based on judgments in applying income tax law and estimates on the timing and likelihood of reversal of temporary differences between the accounting and tax bases of assets and liabilities. The provision for income taxes is based on the Company’s interpretation of the tax legislation and regulations which are also subject to change. The Company recognizes a tax provision when a payment to tax authorities is considered more likely than not. Income tax assets are only recognized when it is probable that they will be realized. Income tax filings are subject to audits and reassessments and changes in facts, circumstances and interpretations of the standards which may result in a material increase or decrease in the Company’s provision for income taxes.

Long-term debt

The measurement of the current portion of long-term debt includes assumptions of expected excess cashflows that are based on management’s estimates.

Bitumen reserves

The estimation of reserves involves the exercise of judgment. Forecasts are based on engineering data, estimated future prices, expected future rates of production and the cost and timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserves estimates will be revised either upward or downward based on updated information such as the results of future drilling and production. Reserves estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and for determining potential asset impairment.

Impairments

CGUs are defined as the lowest grouping of assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures, and the way in which management monitors the Company’s operations. The recoverable amounts of CGUs and individual assets have been determined as the higher of the CGUs or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and significant assumptions and are subject to changes as new information becomes available including information on future commodity prices, expected production volumes, quantity of proved and probable reserves and discount rates as well as future development and operating expenses. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGUs.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (cont.)

Property, plant and equipment

Producing assets within PP&E are depleted using the unit-of-production method based on estimated total recoverable proved plus probable reserves and future costs required to develop those reserves. There are several inherent uncertainties associated with estimating reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material.

Share purchase warrants

The Company may, from time to time, issue share purchase warrants (“warrants”) as a part of debt and or equity financings. These warrants may be initially classified as shareholders’ equity or a derivative financial liability based on the terms and conditions of the underlying agreement. The determination of fair value of the share purchase warrants are primarily derived from the fair value of the underlying common shares. The determination of which methodology is most appropriate to determine the fair value of these warrants involves judgement.

The estimation of fair value could be determined using the binomial model, the Black Scholes model, the residual method or a relative fair value method depending on the terms of the warrant. The inputs to any of these models require estimates related to share price, share price volatility, interest rates, cash flow multiples, dividend yields, and expected life, all subject to judgment and estimation uncertainty due to both internal and external market factors. Changes in assumptions can impact the fair value estimated for such warrants.

5.	ACQUISITIONS

The following table summarized the Company’s acquisitions for the period ended December 31, 2021:

Acquisition	Acquisition date	Cash consideration ($ thousands)
GHOPCO	April 5, 2021	$19,721
JACOS	September 17, 2021	346,733
December 31, 2021		$366,454

The Company acquired all the assets of GHOPCO on April 5, 2021 for total cash consideration of $19.7 million. The assets acquired from GHOPCO include oil sands property located in the Hangingstone area of the Athabasca region. The acquisition has been accounted for as a business combination using the acquisition method of accounting. The assets and liabilities assumed are recorded at the estimated fair value on the acquisition date of April 5, 2021.

The Company acquired all the issued and outstanding common shares of JACOS on September 17, 2021 for total cash consideration of $346.7 million. The assets acquired from JACOS include various oil sands properties located in the Hangingstone area of the Athabasca region, which contain various working interest participants. One of the properties acquired, which is a developed and producing oil sands property and generates all of the acquired revenues, includes a 75% interest in a joint operation. The acquisition has been accounted for as a business combination using the acquisition method of accounting. The assets and liabilities assumed are recorded at the estimated fair value on the acquisition date of September 17, 2021.

Both acquisitions were undertaken to increase the Company’s production and reserve base in the Athabasca region, which is its core focus area.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

5.	ACQUISITIONS (cont.)

The net assets acquired is based on the estimated fair value of the underlying assets and liabilities acquired as follows:

($ thousands)	GHOPCO Amount	JACOS Amount	Total
Net assets acquired:
PP&E	$159,000	$851,389	$1,010,389
Deferred tax asset	—	32,435	32,435
Cash and cash equivalents	2,507	4,412	6,919
Accounts receivable	188	56,671	56,859
Inventories	—	8,992	8,992
Other current assets	1,111	7,846	8,957
Accounts payable and accrued liabilities	(1,847)	(27,221)	(29,068)
Other current liabilities	—	(684)	(684)
Decommissioning liabilities	(217)	(1,740)	(1,957)
Deferred tax liability	(32,435)	—	(32,435)
Net assets acquired	128,307	932,100	1,060,407
Less: Gain on acquisitions	108,586	585,367	693,953
Total cash purchase consideration	$19,721	$346,733	$366,454

There was $10.3 million of acquisition transaction costs incurred by the Company and expensed through earnings in the year ended December 31, 2021.

A gain of $108.6 million was recognized on the acquisition of GHOPCO and a gain of $585.4 million was recognized on the acquisition of JACOS. These gains were driven by an increase in oil prices between the offer and closing dates, and optimized views on production and proved and probable reserves. In addition, the market was distressed from low oil prices due to volatility associated with the COVID-19 pandemic at the time of the acquisition.

The estimated proved and probable oil reserves and related cash flows were discounted at a rate based on what a market participant would have paid, which was based on market metrics on recent market transactions at the date of acquisition.

For the year ended December 31, 2021, Oil sales revenue of $212.2 million and net income of $631.3 million (inclusive of gain on acquisition of $585.4 million) are included in the statements of comprehensive income (loss) related to the JACOS acquisition. Oil sales revenue of $58.4 million and net income of $95.2 million (inclusive of gain on acquisition of $108.6 million) are included in the statements of comprehensive income (loss) related to the GHOPCO acquisition.

If the acquisitions had occurred on January 1, 2021, the incremental oil sales revenue and net income recognized for the year ended December 31, 2021 and the proforma results would have been as follows:

	As stated,	GHOPCO	JACOS	Pro Forma
Oil sales	$270,674	$—	$382,635	$653,309
Net income	$661,444	$—	$31,587	$693,031

Revenues and income related to the GHOPCO acquisition could not be reliably estimated as if the acquisition had occurred on January 1, 2021. The assets acquired in the GHOPCO acquisition were not operational at the time of acquisition.

6.	CASH AND CASH EQUIVALENTS

As at December 31, 2022, the Company held cash and cash equivalents of $35.4 million (December 31, 2021 — $60.9 million, December 31, 2020 — $nil). The credit risk associated with the Company’s cash and cash equivalents was considered low as the Company’s balances were held with large Canadian or provincial chartered banks.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

7.	RESTRICTED CASH AND CREDIT FACILITY

As at December 31, 2021, the Company had a $51.5 million credit facility with its Sole Petroleum Marketer (“Credit Facility”) that was used to issue $51.5 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility. At December 31, 2021 the Company had $8.7 million in restricted cash, which consisted of $8.0 million contributed restricted cash in the Reserve Account and $0.7 million of restricted cash that collateralizes the Company’s credit cards and other transportation commitments.

During the year ended December 31, 2022, the Company obtained a $15.0 million cash-collateralized, demand revolving credit facility (“Demand Facility”), to be exclusively used for issuing letters of credit, and bears interest at 1.5%. During the year ended December 31, 2022, the Company transferred $4.7 million in letters of credit and restricted cash collateral from the Credit Facility and the Reserve Account to the Demand Facility. There was no net change in restricted cash nor a change in unrestricted cash as a result of this transfer. At December 31, 2022, the Credit Facility had $46.8 million letter of credit outstanding, with restricted cash-collateral of $27.3 million, and the Demand Facility had $8.0 million in issued letters of credit and $8 million of restricted cash collateral, which consisted of $4.7 million transferred from the Credit Facility, and $3.3 million related to the Company’s credit cards and other transportation commitments.

8.	ACCOUNTS RECEIVABLE

As at December 31
($ thousands)	2022	2021	2020
Trade receivables	$22,428	$35,020	$—
Joint interest receivables	11,880	8,942	—
Accounts receivable	$34,308	$43,962	$—

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. The Company has not previously experienced any material credit losses on the collection of accounts receivable. Of the Company’s revenue for the year ended December 31, 2022, approximately 98% was received from a single company (December 31, 2021 — 85% was received from two companies at 70% and 14% each and December 31, 2020 — $nil).

At December 31, 2022, and December 31, 2021 the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at December 31, 2022, 100% was receivable from two companies at approximately 64% and 36% each (December 31, 2021 — 100% was receivable from single company and December 31, 2020 — $nil). At December 31, 2022, 100% of the Company’s joint interest receivables were held by a single company (December 31, 2021 — 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the balance sheet. There are no material financial assets that the Company considers past due and no accounts have been written off.

9.	INVENTORIES

As at December 31
($ thousands)	2022	2021	2020
Oil inventories	$7,560	$9,375	$—
Warehouse materials and supplies	7,008	6,542	—
Inventories	$14,568	$15,917	$—

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

9.	INVENTORIES (cont.)

During the year ended December 31, 2022, approximately $559.8 million (December 31, 2021 — $149.8 million, December 31, 2020 — $nil) of inventory was recorded in operating expenses, diluent expense, transportation expense and depletion and depreciation in the consolidated statements of comprehensive income (loss). As at December 31, 2022, 2021 and 2020, the Company had no inventory write downs.

10.	TRANSPORTATION AND MARKETING

($ thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Marketing expense	$12,441	$2,884	$—
Oil transportation expense	55,401	21,173	—
Transportation and Marketing	$67,842	$24,057	$—

11.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

($ thousands)	Developed and producing	Right-of-use	Corporate assets	Total
Cost
Balance as at December 31, 2020	$—	$—	$—	$—
Acquisitions	1,010,014	—	375	1,010,389
Expenditures on PP&E	4,507	—	87	4,594
Revaluations of decommissioning liabilities	2,133	—	—	2,133
Balance as at December 31, 2021	1,016,654	—	462	1,017,116
Expenditures on PP&E	39,425	—	167	39,592
Right-of-use asset additions	—	969	—	969
Revaluation of decommissioning liabilities	1,237	—	—	1,237
Balance as at December 31, 2022	1,057,316	969	629	1,058,914
Accumulated DD&A
Balance as at December 31, 2020	—	—	—	—
Depletion and depreciation(1)	27,949	—	47	27,996
Balance as at December 31, 2021	27,949	—	47	27,996
Depletion and depreciation(1)	67,623	60	185	67,868
Balance as at December 31, 2022	95,572	60	232	95,864
Net book Value
Balance at December 31, 2020	—	—	—	—
Balance at December 31, 2021	988,705	—	415	989,120
Balance at December 31, 2022	$961,744	$909	$397	$963,050

(1)	As at December 31, 2022 ($766) of DD&A was capitalized to inventory (December 31, 2021 — $925).

No indicators of impairment were identified at December 31, 2022, 2021 or 2020, and as such no impairment test was performed.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

12.	LEASE LIABILITIES

The Company has recognized the following leases:

($ thousands)	2022	2021	2020
Balance, beginning of year	$—	$—	$—
Additions	970	—	—
Interest expense	19	—	—
Payments	(26)	—	—
Balance, end of year	$963	$—	$—
Current portion	$98	$—	$—
Non-current portion	$865	$—	$—

The Company’s minimum lease payments are as follows:

As at December 31
($ thousands)	2022
Within 1 year	$98
Within 2 to 5 years	581
Later than 5 year	492
Minimum lease payments	1,171
Amounts representing finance charges	(208)
Present value of net minimum lease payments	$963

During the year ended December 31, 2022, the Company entered a 7-year term finance lease for new office space, which has been recognized as a right-of-use asset and lease liability at inception in the consolidated balance sheets. The liability was measured at the present value of the remaining lease payments discounted at the Company’s estimated incremental borrowing rate.

13.	INCOME TAXES

At December 31, 2022, the Company recognized a deferred tax asset of $87.7 million (December 31, 2021 — $nil) in the year ended December 31, 2022. As a result of improved commodity prices, the deferred tax asset has been recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income tax expense is summarized as follows:

($ thousands)	Year ended December 31, 2022	Year ended December 31, 2021(1)	Period from incorporation on November 2, 2020 to December 31, 2020
Income (loss) before taxes	$44,017	$661,444	$60
Expected statutory income tax rate	23.00%	23.00%	24.00%
Expected income tax expense (recovery)	10,124	152,132	(14)
Gain on business combination	—	(159,609)	—
Permanent differences	7,327	15,401	—
Change in unrecognized deferred tax asset	(105,132)	(7,924)	14
Deferred income tax expense (recovery)	$(87,681)	$—	$—

(1)	Certain accounts from the year ended December 31, 2021 were consolidated into permanent differences for presentation purposes.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

13.	INCOME TAXES (cont.)

($ thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Deferred tax asset (liability) related to:
Oil producing assets related to property, plant & equipment	$(145,838)	$(157,900)	$—
Resource related pools	11,478	9,815	—
Corporate non-capital losses carried forward	291,078	329,650	—
Corporate capital tax losses carried forward	3,211	270	—
Unrealized loss (gain) on financial derivatives	6,211	8,206	—
Share issuance costs	683	—	—
Senior secured debenture	1,792	(3,052)	—
Deferred tax asset not recognized	(80,934)	(186,989)	—
Deferred tax asset (liability)	$87,681	$—	$—

The Company has approximately $1.8 billion in tax pools and loss carry forwards in the year ended December 31, 2022 (December 31, 2021 — $1.9 billion) including approximately $1.4 billion in non-capital losses available for immediate deduction against future income. The Company’s non-capital losses have an expiry profile between 2033 and 2042.

As at December 31, 2022 the Company had the following tax pools, which may be used to reduce taxable income in future years, limited to the applicable rates of utilization:

($ thousands)	Rate of Utilization (%)	Amount
Undepreciated capital cost	7 – 100	$320,552
Canadian oil and gas property expenditures	10	12,629
Canadian development expenditures	30	35,819
Canadian exploration expenditures	100	322
Federal income tax losses carried forward(1)	100	1,402,059
Other	Various	19,639
		$1,791,020

(1)	Federal income tax losses carried forward expire in the following years 2033 — $28.8 million; 2034 — $58.7 million; 2035 — $30.0 million; 2037 — $36.2 million; 2038 — $8.3 million; 2039 — $1,238.0 million; 2042 — $2.1 million.
(2)	Provincial income tax losses carry forward is $1.0 billion which is lower than the federal income tax losses carried forward due to differences in historical claims at the provincial level.

The Company has $2.8 million (December 31, 2021 — $nil) of capital losses carried forward that can only be claimed against taxable capital gains.

14.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $206.5 million (December 31, 2021 — $191.6 million, December 31, 2020 — N/A). A credit-adjusted discount rate of 12% (December 31, 2021 — 12%, December 31, 2020 — N/A) and an inflation rate of 2.0% (December 31, 2021 — 1.77%, December 31, 2020 — N/A) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning liabilities by approximately $1.1 million with a corresponding adjustment to PP&E or net income (loss). The decommissioning liabilities are estimated to be settled in periods up to year 2071.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

14. DECOMMISSIONING LIABILITIES (cont.)

A reconciliation of the decommissioning liabilities is provided below:

As at December 31
($ thousands)	2022	2021	2020
Balance, beginning of year	$5,517	$—	$—
Initial recognition	—	1,957	—
Revaluation	1,283	3,262	—
Accretion expense	743	298	—
Balance, end of year	$7,543	$5,517	$—

15. RISK MANAGEMENT CONTRACTS

The Company is exposed to commodity price risk on its oil sales due to fluctuations in market prices. The Company continues to execute a consistent risk management program that is primarily designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management liabilities consist of WTI and light-heavy crude differential swaps and options. The Company may utilize financial and/or physical delivery contracts to fix commodity prices on a portion of its future production. The Company does not use financial derivatives for speculative purposes.

During the year ended December 31, 2022, the Company’s obligations under its Notes (see note 16) were updated to include a requirement to implement a 12-month (previously 18-month) forward commodity price risk management program encompassing not less than 50% (previously 75%) of the hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator. This requirement is assessed at the end of every fiscal quarter for the duration of time that the Notes remain outstanding.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

	2022		2021		2020
(CAD$ thousands)	Asset	Liability	Asset	Liability	Asset	Liability

Gross amount	$21,375	$(48,379)	$—	$35,677	$—	$—
Amount offset	(21,375)	21,375	—	—	—	—
Risk Management contracts	$—	$27,004	$—	$35,677	$—	$—

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

15. RISK MANAGEMENT CONTRACTS (cont.)

The following table summarizes the financial commodity risk management gains and losses:

($ thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Realized gain (loss) on risk management contracts	$(122,408)	$(3,614)	—
Unrealized gain (loss) on risk management contracts	930	(35,677)	—
Gain (loss) on risk management contracts	$(121,478)	$(39,291)	—

As at December 31, 2022, the following financial commodity risk management contracts were in place:

	WTI-Fixed Price Swap		WTI-Put Options			WTI-Costless Collar
	Volume	Swap Price	Volume	Strike Price	Option Premium	Volume	Put Strike Price	Call Strike Price
Term	(bbls)	(US$/bbl)(1)	(bbls)	(US$/bbl)	($US/bbl)	(bbls)	(US$/bbl)	(US$/bbl)
Q1 2023	833,827	64.07	416,912	50.00	2.93	—	—	—
Q2 2023	277,942	63.10	138,971	50.00	2.93	847,717	50.00	71.15
Q3 2023	—	—	1,278,551	50.00	4.73	—	—	—
Q4 2023	—	—	371,169	50.00	5.90	742,337	50.00	108.25

(1)	Presented as weighted average prices

	WCS Differential-Fixed Price Swaps
	Volume	Swap Price
Term	(bbls)	(US$/bbl)
Q1 2023	1,250,739	(15.75)
Q2 2023	416,913	(15.75)

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income, before tax, based on the financial risk management contracts in place at December 31, 2022:

	Change in WTI		Change in WCS differential
As at December 31, 2022 ($ thousands)	Increase of $5.00/bbl	Decrease of $5.00/bbl	Increase of $1.00/bbl	Decrease of $1.00/bbl
Increase (decrease) to fair value of commodity risk management contracts	$(9,812)	$9,812	$(1,669)	$1,669

The Company’s commodity risk management contracts are held with two large reputable financial institution. As a result, the Company concluded that credit risk associated with its commodity risk management contracts is low.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

16. LONG-TERM DEBT AND BONDHOLDER WARRANTS

Long-term debt

On August 12, 2021, the Company issued US$312.5 million of senior secured notes (“the Notes”) and 312,500 detachable share purchase warrants (“Bondholder Warrants”) as part of a debt offering (“the Offering”). The Notes had an original issuer discount of 3.5% and bear interest at the fixed rate of 12.00% per annum, payable semi-annually, and mature on August 12, 2025. The Notes are secured by a first priority lien on substantially all the assets of the Company and its wholly owned subsidiaries. Subject to certain exceptions and qualifications, the Notes contain certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, and make certain restricted payments, dispositions and transfers of assets. The Notes also contain minimum hedging requirements (see note 15). As at December 31, 2022 and 2021, the Company was compliant with all covenants.

As at December 31 ($ thousands)	2022	2021	2020
US dollar denominated debt:
12.00% senior notes issued at 96.5% of par (US$217.9 million at December 31, 2022, US$312.5 million at December 31, 2021, U$0 million at December 31, 2020)(1)	$295,173	$396,188	$—
Unamortized debt discount and debt issue costs	(40,765)	(70,619)	—
Total term debt	$254,408	$325,569	$—
Current portion of long-term debt	$63,250	$110,359	$—
Long-term debt	$191,158	$215,210	$—

(1)	The U.S. dollar denominated debt was translated into Canadian dollars at the year-end exchange rate of 1.3544 (December 31, 2021 — 1.2678).

Under the terms of the Notes, the Company is required to redeem 75% of Excess Cash Flow in every six-month period, with the first period beginning on September 17, 2021 and ending March 31, 2022. Excess Cash Flow is defined as the net change in cash for the six-month period minus net cash used in or provided by financing activities (other than any amounts used to reduce the principal amount of the Notes or any indebtedness that is subordinated to the Notes). Cash amounts deposited into the Reserve Account (see note 7) are excluded from the Excess Cash Flow calculation. Letters of credit issued by banks in the ordinary course of business are also excluded from the definition of Excess Cash Flow. The redemption price for this Excess Cash Flow redemption is equal to 106% of the principal amount, plus accrued and unpaid interest to the date of redemption. The Company has up to 65 days after a six-month period to affect the redemption, with a 30-day notice period. For the year ended December 31, 2022, the estimated Excess Cash Flow redemption for the next 12 months was estimated at $63.3 million (December 31, 2021 — $110.4 million and December 31, 2020 — $nil) and is recorded on the Company’s financial statements as a current liability

At any time prior to August 15, 2023, the Company may on any one or more occasions redeem, on a pro rata basis, all or a part of the Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus a prepayment premium, and accrued and unpaid interest, if any, to, but not including, the date of redemption. The prepayment premium is calculated as follows:

On the redemption date, the greater of:

(1)	1.0% of the principal amount of the Note; or

(2)	the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at August 15, 2023 (see table below), plus (ii) all required interest payments due on the Note through August 15, 2023 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the “Treasury Rate” as of such redemption date plus 50.0 basis points; over (b) the principal amount of the Note.

“Treasury Rate” defined as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to August 15, 2023; provided, that if the period from the redemption date to August 15, 2023, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

16. LONG-TERM DEBT AND BONDHOLDER WARRANTS (cont.)

The Company also has the option to redeem the Notes at the following specified redemption prices:

US$312.5 million 12.00% senior notes
On or after August 15, 2023 to August 15, 2024	106.0
On or after August 15, 2024 to February 15, 2025	103.0
On or after February 15, 2025	100.0

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its Notes. As of December 31, 2022, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $29.3 million (December 31, 2021 — $39.6 million).

As at December 31, 2022, the carrying value of the Company’s long-term debt was $254.4 million and the fair value was $315.7 million (December 31, 2021 carrying value — $325.6 million, fair value — $396.2 million).

The Notes are subject to fixed interest rates and are not exposed to changes in interest rates.

Bondholder warrants

The Offering included one, detachable, five-year share purchase warrant for every US$1,000 in face value of Notes issued resulting in the issue of 312,500 Bondholder Warrants that entitle the holder to acquire up to 3,225,806 common shares at $0.01 per warrant. The Bondholder Warrants were exercisable and detachable 30 days post the closing of the JACOS acquisition (See Note 5). The Notes and Bondholder Warrants were separated on October 18, 2021. These warrants were issued in conjunction with the Offering to enable the bondholders to acquire 25% of the Company, prior to new equity being raised by the Company, at a nominal value. The remaining 75% was to be held by the founders of the Company, a group that included the four shareholders and key management

The Bondholder Warrants have been determined to be equity instruments and have been allocated a portion of the net proceeds raised by the Offering based on the relative fair value of the Notes and the Bondholder Warrants. The fair value of the Bondholder Warrants was determined by the Company using a level 3 fair value hierarchy. In determining the fair value of the Bondholder Warrants the Company considered all available information, including indicative valuation estimates provided by the agents of the Offering, secondary market bid and ask prices, adjusted for the risks related to the closing of the JACOS acquisition that existed at their date of issue in August 2021.

17. FINANCING AND INTEREST

	Year ended	Year ended	Period from incorporation on November 2, 2020 to
($ thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Accretion on long-term debt	$74,176	$22,186	$—
Other cash interest	2,155	1,926	—
Accretion on decommissioning liabilities	743	298	—
Financing and interest expense	$77,074	$25,050	$—

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

18. COMMITMENTS AND CONTINGENCIES

The following table summarizes the Company’s estimated future unrecognized commitments as at December 31, 2022:

						Beyond
(CAD$ thousands)	2023	2024	2025	2026	2027	2027	Total
Credit Facility	$22,950	$—	$—	$—	$—	$—	$22,950
Transportation	32,410	31,880	30,561	28,956	29,044	232,368	385,219
Total	$55,360	$31,880	$30,561	$28,956	$29,044	$232,368	408,169

The Company has commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments (see note 7).

19. SHARE CAPITAL AND WARRANTS

Share capital

At December 31, 2020, GAC had 1,000 issued and outstanding common shares, which were held by four founding shareholders. GRI was subsequently incorporated on June 18, 2021 with the four founding shareholders being issued 1,000 common shares which were subsequently split to 7,500,000 common shares of the Company. Following the incorporation of the Company, the 1,000 common shares of GAC were cancelled and the four founding shareholders were issued an additional 10 common shares in the Company. On September 16, 2021 an employee share placement resulted in 1,451,614 common shares issued for the Company. At year ended December 31, 2022 the Company’s authorized share capital consists of an unlimited number of common shares and there was a total of 8,951,624 common shares outstanding. The following table summarized changes to the Company’s common share capital:

	Year ended December 31, 2022		Year ended December 31, 2021		Period from incorporation on November 2, 2020 to December 31, 2020
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	8,951,624	$14,516	7,500,000	$—	7,500,000	$—
Stock issued	—	—	1,451,624	14,516	—	—
Balance, end of period	8,951,624	$14,516	8,951,624	$14,516	7,500,000	$—

The following table summarizes the Company’s weighted average shares outstanding:

	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Weighted average shares outstanding – basic(1)	8,951,624	7,801,256	7,500,000
Dilutive effect of warrants	3,846,830	1,004,545	—
Weighted average shares outstanding – diluted	12,798,454	8,805,801	7,500,000

(1)	The weighted average shares outstanding have been adjusted to reflect the 7500:1 stock split that occurred on July 27, 2021, as well as the additional stock issued to employees on September 16, 2021.

The dilutive effect of warrants is reflective of the total specified number of shares issuable under the original warrant agreement, which contemplates an adjustment for the number of performance warrants exercised.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

19. SHARE CAPITAL AND WARRANTS (cont.)

Bondholder warrants

As at December 31, 2021, the Company had 312,500 Bondholder Warrants outstanding which entitled the holders of these warrants, in aggregate, the right to purchase 25% of the Company’s issued and outstanding common shares commencing October 18, 2021 to a maximum of 3,225,806 common shares at $ 0.01 per shares. As at December 31, 2021, there are 312,500 Bondholders’ Warrants outstanding. Based on the issued and outstanding common shares of the Company, Bondholders had to right to acquire 2,983,866 common shares at $ 0.01 per share.

The table below summarizes the outstanding warrants as it equates to the total common shares issuable to warrant holders:

	Year ended December 31, 2022		Year ended December 31, 2021		Period from incorporation on November 2, 2020 to December 31, 2020
	Number of warrants	Exercise price	Number of warrants	Exercise price	Number of warrants	Exercise price
Warrants outstanding
Balance, beginning of period	312,500	$0.01	—	$—	—	$—
Bondholder Warrants issued	—	—	312,500	0.01	—	—
Balance, end of period	312,500	$0.01	312,500	$0.01	—	$—
Exchange ratio, end of year	9.55	—	9.55	—	—	—
Common shares issuable on exchange	2,983,866	—	2,983,866	—	—	—

Performance warrants

In February 2022, the Company implemented a performance warrant plan as part of the Company’s long-term incentive plan for employees, whereby up to 725,806 warrants (“Performance Warrants”) are issuable under the plan. These Performance Warrants have both performance and time vesting criteria before there is the ability to exercise the option to purchase one common share of the Company for each Performance Warrant. As of the date of these consolidated financial statements, the vesting criteria was not met, and no common shares were issuable nor issued under the warrant plan. The Performance Warrants expire 10 years after issuance.

The table below summarizes the outstanding warrants as it equates to the total common shares issuable to performance warrant holders:

	Year ended December 31, 2022		Year ended December 31, 2021 and period from incorporation on November 2, 2020 to December 31, 2020
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Performance Warrants outstanding
Balance, beginning of period	—	$—	—	$—
Performance Warrants issued	761,264	15.88	—	—
Performance Warrants forfeited	(48,334)	17.12	—	—
Balance, end of period	712,930	$15.79	—	$—
Common shares issuable upon vesting	712,930	—	—	—

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

19. SHARE CAPITAL AND WARRANTS (cont.)

The fair market value of the Performance Warrants was $10.7 million at the date of issuance. The fair value of each warrant was estimated on its grant date using the Black Scholes Merton valuation model with the following assumptions:

Risk-free interest rate	1.46%
Expected dividend yield	—
Expected volatility(1)	60.00%
Expected life (years)	3 – 5

(1)	Expected volatility has been based on historical share volatility of similar market participants

The Performance Warrants expire 10 years after the issuance date. For the year ended December 31, 2022, the Company recorded $1.2 million (2021 — $nil) of stock-based compensation in general and administrative expenses related to the performance warrant plan.

20. CAPITAL MANAGEMENT

The Company’s capital consists primarily of cash and cash equivalents and long-term debt. The Company is exposed to liquidity risk. The current priorities for managing liquidity risk include managing working capital to ensure interest and debt repayment, and to fund the Company’s operations and the capital program. In the current commodity price environment and in conjunction with the Company’s commodity price risk management program, management believes its current capital resources and cash flow will allow the Company to meet its current and future obligations over the next 12 months. Capital expenditures and debt repayment are expected to be funded out of cash flow.

On April 5, 2021, via a court-supervised insolvency process, GAC acquired the Hangingstone Demo asset from GHOPCO and assumed the associated debtor-in-possession financing amount of $19.7 million (“Term Loan”). The assumed Term Loan is included in the consideration paid for the acquisition. The Term Loan was underwritten by the Company’s Sole Petroleum Marketer and incurred interest of LIBOR plus 9.0% that was payable monthly, as well as an equal monthly principal amortization of $714,286. On August 6th, 2021, GAC received an additional advance of $9 million under the Term Loan that was used to purchase a US$7 million compound put option with a hedging counterparty to facilitate the closing of the Notes (see note 15). Between April 5, 2021 and September 17, 2021, the date that the Company closed the acquisition of JACOS, the Company made principal repayments under the Term Loan of $2.3 million. On September 17, 2021, the remaining principal balance of $26.7 million under the Term Loan was redeemed in exchange for an aggregate principal amount of Notes of $28.0 million.

Upon closing of the JACOS acquisition and to facilitate the closing of the transaction, the Company’s Sole Petroleum Marketer provided letters of credit in the amount of $51.5 million to meet the obligations under the Company’s long-term pipeline transportation agreements (“Credit Facility” — see note 7). The Company is required to cash collateralize these letters of credit over a period of 24 months, up to an amount of 105% of the value of the Credit Facility, with a minimum monthly cash contribution of $2 million. Cash collateralized amounts under the Credit Facility incur an annual interest rate of 1% and the remaining balance incurs an annual interest rate of 6%. The Company has the option but not the obligation to provide monthly cash contributions higher than the minimum amount without penalty. The Company may also seek alternative sources of financing to replace the Credit Facility, without penalty.

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

20. CAPITAL MANAGEMENT (cont.)

Management uses Excess Cash Flow as a measure to analyze cash flow generating ability, operating performance and debt repayment capability. Management believes that this principal redemption structure provides sufficient flexibility in managing near and mid-term working capital to execute its business plan, meet its obligations, as well as service and repay the Notes.

The following table details the Company’s contractual maturities of its financial liabilities at December 31, 2022, December 31. 2021 and December 31, 2020:

	Year ended December 31, 2022		Year ended December 31, 2021		Period from incorporation on November 2, 2020 to December 31, 2020
	Less than one year	Greater than one year	Less than one year	Greater than one year	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$46,569	$—	$57,427	$—	$60	—
Risk management contracts(1)	27,004	—	30,718	4,959	—	—
Lease liabilities(1)	98	1,075	—	—	—	—
Long-term debt(2)	63,250	231,921	110,359	285,829	—	—
Total financial liabilities	$136,921	$232,996	$198,504	$290,788	$60	$—

(1)	Amounts represent the expected undiscounted cash payments.
(2)	Amounts represent undiscounted principal only and exclude accrued interest and transaction costs.

21. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities were:

As at December 31
($ thousands)	2022	2021	2020
Trade and accrued payables	$33,768	$32,337	$60
Accrued employee annual incentive plans	4,463	4,430	—
Accrued interest payable	8,338	20,660	—
Accounts payable and accrued liabilities	$46,569	$57,427	$60

22. RELATED PARTY TRANSACTIONS

The Company’s related parties primarily consist of key management personnel. The Company considers directors and officers of Greenfire Resources Inc. as key management personnel.

($ thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Salaries, benefits, and director fees	$1,978	$873	$—

Greenfire Resources Inc.

Notes to the Consolidated Financial Statements

23. SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated balance sheet to the consolidated statement of cash flows:

($ thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Period from incorporation on November 2, 2020 to December 31, 2020
Change in accounts receivable	$9,654	$(43,962)	$—
Change in inventories	1,349	(15,917)	—
Change in prepaid expenses and deposits	6,537	(10,512)	—
Change in accounts payable and accrued liabilities	(10,859)	57,367	60
Working capital acquired (note 5)	—	41,856	—
	6,681	28,832	60
Other items impacting change in non-cash working capital:
Unrealized foreign exchange loss in accounts payable	(652)	—	—
	6,029	28,832	60
Related to operating activities	3,570	(6,910)	—
Related to investing activities (accrued additions to PP&E)	2,459	35,742	—
Net change in non-cash working capital	$6,029	$28,832	$60
Cash interest paid (included in operating activities)	$(51,129)	$(1,926)	$—
Cash interest received (included in operating activities)	$620	$21	$—

Annex E

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Greenfire Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Japan Canada Oil Sands Limited (the “Company”) as at September 17, 2021, December 31, 2020 and January 1, 2020, the related statements of comprehensive income (loss), shareholders’ equity (deficit), and cash flows, for the period ended September 17, 2021 and the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at September 17, 2021, December 31, 2020 and January 1, 2020, and its financial performance and its cash flows for the period ended September 17, 2021 and year ended December 31, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

April 21, 2023

We have served as the Company’s auditor since 2022.

Japan Canada Oil Sands Limited
Balance Sheets

As at ($CAD 000’s)	note	September 17, 2021	December 31, 2020	January 1, 2020
Assets
Current assets
Cash and cash equivalents	6	$4,412	$46,743	$159,591
Restricted cash		500	—	672
Accounts receivable	7	56,517	29,113	30,565
Inventories	8	7,438	7,440	18,550
Due from related parties		—	6	18
Prepaid expenses and deposits		4,285	2,594	2,446
		73,152	85,896	211,842
Non-current assets
Property, plant and equipment	9	298,457	292,855	640,757
Right of use asset	10	487	841	1,372
		298,944	293,696	642,129
Total assets		$372,096	$379,592	$853,971
Liabilities
Current liabilities
Accounts payable and accrued liabilities		27,149	51,838	56,260
Current portion of long-term debt	16	—	76,392	77,928
Current portion of lease liability	10	521	544	493
Due to related parties		—	1,007	1,009
		27,670	129,781	135,690
Non-current liabilities
Long-term debt	16	—	608,249	698,144
Long-term lease liability	10	—	335	879
Decommissioning obligation	12	7,920	7,728	7,147
		7,920	616,312	706,170
Total liabilities		35,590	746,093	841,860
Shareholders’ equity
Share capital	22	1,609,045	1,010,871	1,010,871
Retained earnings (deficit)		(1,272,539)	(1,377,372)	(998,760)
		336,506	(366,501)	12,111
Total equity and liabilities		$372,096	$379,592	$853,971

Commitments and contingencies (note 19)

Subsequent events (note 23)

See accompanying notes to the financial statements

These Financial Statements were approved by the Board of Directors.

Robert Logan, Director	David Phung, Director

Japan Canada Oil Sands Limited
Statements of Comprehensive Income (Loss)

($CAD 000’s, except per share amounts)	note	Period ended September 17, 2021	Year ended December 31, 2020
Revenues
Oil sales		$382,635	$279,248
Royalties		(7,178)	(2,019)
Oil sales, net of royalties		375,457	277,229

Interest income	13	43	925
Other income	13	985	1,684
		376,485	279,838
Expenses
Diluent expense	17	171,174	158,272
Transportation and marketing	17	27,853	39,368
Operating expenses	17	56,479	67,409
General and administrative		6,793	5,680
Financing and interest	18	11,154	21,602
Depletion and depreciation	9,10	78,267	108,379
Impairment (recovery)	9	(73,252)	270,000
Exploration		(383)	3,352
Foreign exchange gain		(6,433)	(15,612)
Total expenses		271,652	658,450
Net income (loss) and comprehensive income (loss)		$104,833	$(378,612)
Net income (loss) per share
Basic	22	$3.46	$(12.50)
Diluted	22	$3.46	$(12.50)

See accompanying notes to the financial statements

Japan Canada Oil Sands Limited
Statements of Changes in Shareholders’ Equity (Deficit)

($CAD 000’s)	note	Period Ended September 17, 2021	Year Ended December 31, 2020
Share capital
Beginning balance	22	$1,010,871	$1,010,871
Capital contributions	22	645,674	—
Return of capital		(47,500)
Ending balance		1,609,045	1,010,871
Deficit
Beginning balance		(1,377,372)	(998,760)
Net income (loss)		104,833	(378,612)
Ending balance		(1,272,539)	(1,377,372)
Total shareholders’ equity		$336,506	$(366,501)

See accompanying notes to the financial statements

Japan Canada Oil Sands Limited
Statements of Cash Flows

($CAD 000’s)	note	Period Ended September 17, 2021	Year ended December 31, 2020
Operating activities
Net income (loss)		$104,833	$(378,612)
Items not affecting cash:
Depletion and depreciation	9,10	78,267	108,379
Impairment (recovery)	9	(73,252)	270,000
Inventory markdown		(226)	(438)
Accretion	12	320	444
Unrealized foreign exchange gain		(6,238)	(15,512)
Amortization of debt issuance costs	16,18	2,887	321
Decommissioning obligation settlements		(52)	(31)
Other non-cash items		(76)	(50)
Change in non-cash working capital	21	(61,929)	8,812
Cash generated from (used) by operating activities		44,534	(6,687)
Financing activities
Repayment of long-term debt	16	(341,432)	(79,086)
Lease liability payments	10	(358)	(493)
Capital contributions	22	304,570	—
Return of capital		(47,500)
Cash used by financing activities		(84,720)	(79,579)
Investing activities
Property, plant and equipment expenditures	9	(9,757)	(27,478)
Change in non-cash working capital (accrued additions to PP&E)		6,866	(2,622)
Cash used in investing activities		(2,891)	(30,100)
Exchange rate impact on cash and cash equivalents held in foreign currency		1,246	2,846
Change in cash and cash equivalents	6	(41,831)	(113,520)
Cash and cash equivalents, beginning	6	46,743	160,263
Cash and cash equivalents, end	6	$4,912	$46,743

See accompanying notes to the financial statements

Japan Canada Oil Sands Limited
Notes to the Financial Statements

1.	CORPORATE INFORMATION

Japan Canada Oil Sands Limited (“JACOS” or the “Company”) is a corporation incorporated under the Canada Business Corporations Act. The Company is engaged in the exploration, development and operation of oil and gas properties, and focuses primarily in the Athabasca oil sands region of Alberta. The Company’s corporate head office was located at 2300, 639 5 Ave SW, Calgary, Alberta T2P 0M9. The Company was a wholly-owned subsidiary of Canada Oil Sands Co., Ltd. (“CANOS” or the “Parent Company”). The overall ownership structure of JACOS and related parties of JACOS is as follows:

Company Name	Relationship to JACOS	Purpose
Japan Petroleum Exploration Co Ltd (Japex)	Parent of CANOS	Debt guarantee fees
Canada Oil Sands Ltd (CANOS)	Parent of JACOS	Expat services and plant and equipment reimbursements
Japex Canada Ltd	Subsidiary of Japex	Administrative cost reimbursements for corporate filings
JGI Inc.	Subsidiary of Japex	Geological exploration services
Japex Montney Ltd	Subsidiary of Japex	Administrative cost reimbursement for payroll services

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

The financial statements represent the Company’s initial presentation of its results and financial position under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The financial statements were prepared in accordance with IFRS as issued by the IASB.

A summary of Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 5.

An explanation of how the transition to IFRS has affected the reported balance sheet, changes to shareholders’ equity, income and comprehensive income (loss), and cash flows of the Company is provided in Note 5.

On September 17, 2021 the Company was acquired by Greenfire Resources Inc. As a result, these financial statements present the Company’s financial position at September 17, 2021 and the results of its financial performance and changes in its financial position for the period then ended. Comparative information presented in these financial statements is for the twelve-month fiscal year which ended December 31, 2020. As such, certain amounts in the financial statements are not entirely comparable.

In these financial statements, all dollars are expressed in Canadian dollars, which is the Company’s functional currency, unless otherwise indicated. These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their estimated fair value.

These financial statements were approved by the Board of Directors on April 19, 2023.

3.	SIGNIFICANT ACCOUNTING POLICIES

Joint arrangements

The Company undertakes certain business activities through joint arrangements. Interests in joint arrangements have been classified as joint operations. A joint operation is established when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company only recognizes its proportionate share in assets, liabilities, revenues and expenses associated with its joint operations.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

Foreign currency transactions are translated into Canadian Dollars at exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated to the functional currency using the exchange rate as of the balance sheet date. The resulting translation differences arising from monetary assets and liabilities denominated in foreign currencies are included in the Statement of Comprehensive Income (Loss).

Operating segments

The Company determines its operating segments based on the differences in the nature of operations, products sold, economic characteristics and regulatory environments and management. As the Company only has operations in the Athabasca region, the Company has determined that the Company’s assets, liabilities and operating results for the development and production of bitumen from the oil sands located in the Athabasca region is the Company’s only operating segment.

Financial instruments and fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants in its principal or most advantageous market at the measurement date.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

●	Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value, and volatility factors, which can be substantially observed or corroborated in the marketplace.

●	Level 3 — Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

At each reporting date, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each financial asset and financial liability measured or disclosed at fair value in the financial statements based on the lowest level of input that is significant to the fair value measurement as a whole. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The following table summarizes the method by which the Company measures its financial instruments on the balance sheets and the corresponding hierarchy rating for their derived fair value estimates:

Financial Instrument	Fair Value Hierarchy	Classification & Measurement
Cash and cash equivalents	Level 1	Amortized cost
Restricted cash	Level 1	Amortized cost
Accounts receivable	Level 2	Amortized cost
Due from related parties	Level 2	Amortized cost
Accounts payable	Level 2	Amortized cost
Due to related parties	Level 2	Amortized cost
Long-term bank loans payable	Level 2	Amortized cost

Japan Canada Oil Sands Limited
Notes to the Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial Instruments

Classification and Measurement of Financial Instruments

JACOS’s financial assets and financial liabilities are classified into two categories: Amortized Cost and Fair Value through Profit and Loss (“FVTPL”). The classification of financial assets is determined by their context in the Company’s business model and by the characteristics of the financial asset’s contractual cash flows. The Company does not classify any of its financial instruments as Fair Value through Other Comprehensive Income.

Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price, unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification.

●	Amortized Cost Cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and long-term debt are measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows. The financial assets and financial liabilities are subsequently measured at amortized cost using the effective interest method.

●	FVTPL Risk management contracts, all of which are derivatives, are measured initially at FVTPL and are subsequently measured at fair value with changes in fair value immediately charged to the statements of comprehensive income (the “statements of income”). The Company did not have any risk management contracts as at September 17, 2021, December 31, 2020 or January 1, 2020.

Impairment of Financial Assets

Impairment of financial assets carried at amortized cost is determined by measuring the assets’ expected credit loss (“ECL”). Accounts receivable are due within one year or less; therefore, these financial assets are not considered to have a significant financing component and a lifetime ECL is measured at the date of initial recognition of the accounts receivable. ECL allowances have not been recognized for cash and cash equivalents due to the virtual certainty associated with their collection.

The ECL pertaining to accounts receivable is assessed at initial recognition and this provision is re-assessed at each reporting date. ECLs are a probability-weighted estimate of possible default events related to the financial asset (over the lifetime or within 12 months after the reporting period, as applicable) and are measured as the difference between the present value of the cash flows due to JACOS and the cash flows the Company expects to receive, including cash flows expected from collateral and other credit enhancements that are a part of contractual terms. The carrying amounts of financial assets are reduced by the amount of the ECL through an allowance account and losses are recognized as an impairment of financial assets in the statements of income.

Based on industry experience, the Company considers its commodity sales and joint interest accounts receivable to be in default when the receivable is more than 90 days past due. Once the Company has pursued collection activities and it has been determined that the incremental cost of pursuing collection outweighs the benefits, JACOS derecognizes the gross carrying amount of the financial asset and the associated allowance from the balance sheets.

Derecognition of Financial Liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an amendment to a contract or agreement comprises a substantial modification, JACOS will derecognize the existing financial liability and recognize a new financial liability, with the difference recognized as a gain or loss in the statements of income. If the modification results in the derecognition of a liability any associated fees are recognized as part of the gain or loss. If the modification is not deemed to be substantial, any associated fees adjust the liability’s carrying amount and are amortized over the remaining term.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Derivative instruments and hedging activities

The Company periodically enters into derivative contracts to manage its exposure to commodity price and foreign exchange risks. These derivative contracts, which are generally placed with major financial institutions, may take the form of forward contracts, futures contracts, swaps, or options. The reference prices, upon which the commodity derivative contracts are based, reflect various market indices that have a high degree of historical correlation with actual prices received by the Company for its oil production.

Derivatives are initially recognized at fair value on the date a contract is entered into and are subsequently re-measured at their fair value. The Company’s derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of any derivatives that are not designated as hedges for accounting purposes are recognized within net income (loss) and comprehensive income (loss) consistent with the underlying nature and purpose of the derivative instruments.

Revenue

Revenue is measured based on consideration to which the Company expects to be entitled in a contract with a customer. The Company recognizes revenue primarily from the sale of diluted bitumen. Revenue is recognized when performance obligations are satisfied. This occurs when the product is delivered, control of the product and title or risk of loss transfers to the customer. Transaction prices are determined at inception of the contract and allocated to the performance obligations identified. Payment is generally received in the following one month to three months after the sale has occurred.

The Company sells its production pursuant to fixed and variable-priced contracts. The transaction price for variable-priced contracts is based on the commodity price, adjusted for quality, location, or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed upon transaction.

Royalty expenses are recognized as production occurs.

Interest income

Interest income on cash and cash equivalents and restricted cash, is recorded as earned. For outstanding investments that mature in future periods, income is accrued up to the end of the applicable reporting period based on the terms and conditions of the individual instruments.

Cash and cash equivalents

The Company considers all cash on hand, depository accounts held by banks, money market accounts and highly liquid investments with an original maturity of three months or less to be cash equivalents. The types of financial instruments in which the Company currently invests in include term deposits and guaranteed investment certificates.

Accounts receivable

Accounts receivable are amounts due from customers from the rendering of services or sale of goods in the ordinary course of business. Accounts receivables are classified as current assets if payment is due within one year or less. Accounts receivables are recognized initially at fair value and subsequently measured at amortized cost.

Inventories

Inventories consist of crude oil products and warehouse materials and supplies. The carrying value of inventory includes direct and indirect expenditures incurred in the normal course of business in bringing an item or product to its existing condition and location. The Company values inventories at the lower of cost and net realizable value on a weighted average cost basis. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable value, a write-down is recognized. A change in circumstances could result in a reversal of the write-down for the inventory that remains on hand in a subsequent period.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, plant and equipment (“PP&E”)

PP&E is measured at cost to acquire, less accumulated depletion and depreciation, and net of any impairment losses. The Company begins capitalizing oil exploration costs after the right to explore has been obtained and includes land acquisition costs, geological and geophysical activities, drilling expenditures and costs incurred for the completion and testing of exploration wells. The Company capitalizes all subsequent investments attributable to the development of its oil assets if the expenditures are considered a betterment and provide a future benefit beyond one year. The Company’s capitalized costs primarily consist of pad construction, drilling activities, completion activities, well equipment, processing facilities, gathering systems and pipelines. Borrowing costs attributable to long-term development projects are also capitalized.

Capitalized costs are classified as exploration and evaluation (“E&E”) assets if technical feasibility and commercial viability have not yet been established. Technical feasibility and commercial viability are generally deemed to exist when proved reserves are present and the Company has sanctioned the project for commercial development. Capitalized costs are classified as PP&E assets if they are attributable to the development of oil reserves after technical feasibility and commercial viability have been achieved. Once the technical feasibility and commercial viability of E&E assets have been established, the E&E assets are tested for impairment and reclassified to PP&E. The majority of the Company’s PP&E is depleted using the unit-of-production method relative to the Company’s estimated total recoverable proved plus probable (“2P”) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes E&E and the cost of assets that are not yet available for use in the manner intended by Management. Corporate assets and other capitalized costs are depreciated over their estimated useful lives primarily using the declining-balance method.

There were no E&E costs as at September 17, 2021, December 31, 2020 or January 1, 2020.

Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The Company’s provisions primarily consist of decommissioning liabilities associated with dismantling, decommissioning, and site disturbance remediation activities related to its oil assets.

At initial recognition, the Company recognizes a decommissioning asset and corresponding liability on the balance sheet. Decommissioning obligations are measured at the present value of expected future cash outflows required to settle the obligations. Decommissioning liabilities are measured based on the approximate historical inflation rate and then discounted to net present value using a credit adjusted risk-free discount rate. Any change in the present value, as a result of a change in discount rate or expected future costs, of the estimated obligation is reflected as an adjustment to the provision and the corresponding item of property, plant and equipment. The liability for decommissioning costs is increased each period through the unwinding of the discount, which is included in finance and interest costs in the statements of comprehensive income (loss). Decommissioning liabilities are remeasured at each reporting period primarily to account for any changes in estimates or discount rates. Actual expenditures incurred to settle the obligations reduce the liability.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contingent liabilities reflect a possible obligation that may arise from past events and the existence of which can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of the Company. Contingent liabilities are not recognized on the balance sheet unless they can be measured reliably and the possibility of an outflow of economic benefits in respect of the contingent obligation is considered probable. Disclosure of contingent liabilities is provided when there is a less than probable, but more than remote, possibility of material loss to the Company.

Impairment of non-financial assets

For the purpose of estimating the asset’s recoverable amount, PP&E assets are grouped into cash generating units (“CGU”s). A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The Company’s PP&E assets are currently held in one CGU.

PP&E assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated as the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCOD”). VIU is estimated as the discounted present value of the expected future cash flows from continuing use of the asset or CGU. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. An impairment loss is recognized in earnings or loss if the carrying amount of the asset or CGU exceeds its estimated recoverable amount.

At each reporting period, PP&E, E&E and right-of-use assets are tested for impairment reversal at the CGU level when there are indicators that a previous impairment recorded has been reversed. Impairment reversal is limited to the carrying amount which would have been recorded had no historical impairment been recorded.

Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease obligation and corresponding right-of-use asset are recognized at the commencement of the lease. Lease liabilities are initially measured at the present value of the unavoidable lease payments and discounted using the Company’s incremental borrowing rate when an implicit rate in the lease is not readily available. Interest expense is recognized on the lease obligations using the effective interest rate method. The right-of-use assets are recognized at the amount of the lease liabilities, adjusted for lease incentives received and initial direct costs, on commencement of the leases. Right-of-use assets are depreciated on a straight-line basis over the lease term. The Company is required to make judgments and assumptions on incremental borrowing rates and lease terms. The carrying balance of the leased assets and lease liabilities, and related interest and depreciation expense, may differ due to changes in market conditions and expected lease terms. Short-term and low value leases have not been included in the measurement of lease liabilities.

Income taxes

Income tax is comprised of current and deferred tax. Income tax expense is recognized in the statement of income (loss) except to the extent that it relates to share capital, in which case it is recognized in equity. Current tax is the expected tax payable (receivable) on the taxable income (loss) for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and does not affect profit, other than temporary differences that arise in shareholder’s equity. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred tax assets and liabilities are offset on the balance sheet if there is a legally enforceable right to offset and they relate to income taxes levied by the same tax authority. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are not recognized until such time that it is more likely than not that the related tax benefit will be realized.

Per share information

Basic per share information is calculated using the weighted average number of common shares outstanding during the year. Diluted per share information is calculated using the basic weighted average number of common shares outstanding during the year, as the Company did not have shares which could have had a dilutive effect on net income during the year.

Investment tax credits

Investment tax credits are deducted from the related expenditures when there is reasonable assurance that they are recoverable.

Transportation

In order to facilitate pipeline transportation, the Company uses condensate as diluent for blending with the Company’s bitumen. Transportation costs include expenses related to third-party pipelines and terminals used to transport blended bitumen.

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The timely preparation of the financial statements requires that management make estimates and assumptions and use judgement regarding the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during that period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. The estimated fair value of financial assets and liabilities are subject to measurement uncertainty. Accordingly, actual results may differ materially from estimated amounts as future confirming events occur. Significant judgements, estimates and assumptions made by management in the preparation of these financial statements are outlined below.

Inventories

The Company evaluates the carrying value of its inventory at the lower of cost and net realizable value. The net realizable value is estimated based on current market prices less selling costs that the Company would expect to receive from the sale of its inventory.

Decommissioning obligations

The provision for decommissioning obligations is based upon numerous assumptions including settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. Actual costs and cash outflows could differ from the estimates as a result of changes in any of the above noted assumptions.

Income Taxes

The provision for income taxes is based on judgments in applying income tax law and estimates on the timing and likelihood of reversal of temporary differences between the accounting and tax bases of assets and liabilities. The provision for income taxes is based on the Company’s interpretation of the tax legislation and regulations which are also subject to change. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires management judgment. Deferred tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods, which requires management judgment. Income tax filings are subject to audit and re-assessment and changes in facts, circumstances and interpretations of the standards may result in a material change to the Company’s provision for income taxes. Estimates of future income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future earnings.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (cont.)

Bitumen reserves

The estimation of reserves involves the exercise of judgment. Forecasts are based on engineering data, estimated future prices, expected future rates of production and the cost and timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserves estimates will be revised either upward or downward based on updated information such as the results of future drilling and production. Reserves estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion and for determining potential asset impairment.

Impairments

CGU’s are defined as the lowest grouping of assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The classification of assets into CGU’s requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, external users, shared infrastructures, and the way in which management monitors the Company’s operations. The recoverable amounts of CGU’s and individual assets have been determined as the higher of the CGU’s or the asset’s fair value less costs of disposal and its value in use. These calculations require the use of estimates and significant assumptions and are subject to changes as new information becomes available including information on future commodity prices, expected production volumes, quantity of proved and probable reserves and discount rates as well as future development and operating costs. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets and CGU’s.

Property, plant and equipment

Producing assets within PP&E are depleted using the unit-of-production method based on estimated total recoverable proved plus probable reserves and future costs required to develop those reserves. There are several inherent uncertainties associated with estimating reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Joint arrangements

Judgement is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgement, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Leases — estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (cont.)

Other

The COVID-19 pandemic, which began in early 2020, continues to create uncertainty and negatively impact the commodity price environment by suppressing the continued recovery in global economic activity and demand for hydrocarbon products. It continues to be difficult to forecast and account for the risk posed by the COVID-19 pandemic.

5. FIRST-ADOPTION OF IFRS

These financial statements, for the period ended September 17, 2021 are the first financial statements the Company has prepared in accordance with IFRS. For the periods from January 1, 2011, up to and including the year ended December 31, 2020, the Company prepared its financial statements in accordance with US GAAP.

Accordingly, the Company has prepared financial statements that comply with IFRS applicable as at September 17, 2021, together with the comparative period data for the year ended December 31, 2020, as described in the summary of significant accounting policies. In preparing the financial statements, the Company’s opening balance sheet was prepared as at January 1, 2020, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its US GAAP financial statements, including the balance sheet as at January 1, 2020 and the financial statements as of, and for, the year ended December 31, 2020 and the period ended September 17, 2021.

Exemptions applied

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities recognized in retained earnings unless certain exemptions are applied. The Company has applied the following optional exemptions to its opening balance sheet dated January 1, 2020:

●	The estimates at January 1, 2020, and at December 31, 2020, are consistent with those made for the same dates in accordance with US GAAP (after transitional adjustments to reflect any differences in accounting policies). The estimates used by the Company to present these amounts in accordance with IFRS reflect conditions at January 1, 2020, the date of transition to IFRS and as at December 31, 2020.

The Company has assessed the classification and measurement of financial assets on the basis of the facts and circumstances that exist at January 1, 2020.

The Company has elected to measure oil and gas assets at January 1, 2020 on the following basis:

●	Deemed costs

●	IFRS requires that property, plant and equipment associated with oil and natural gas development and production be monitored and depreciated at a more granular level than was required under full costs accounting allowable under US GAAP. Upon adoption of IFRS the Company elected to use fair value as deemed cost of PP&E. The fair value was determined using fair value less cost to sell based on a discounted future cash flows of proved plus probable reserves using forecast prices and costs.

●	Leases

●	Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2020. Hindsight was applied in determining the lease term for leases with extension options. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet immediately before January 1, 2020

Japan Canada Oil Sands Limited

Notes to the Financial Statements

5.	FIRST-ADOPTION OF IFRS (cont.)

●	Decommissioning Liabilities

●	The Company has measured all decommissioning obligations at January 1, 2020. There is no difference between this amount and the US GAAP carrying amount and therefore no adjustment has been made to retained earnings in respect of this exemption.

●	The adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s balance sheets at January 1, 2020, and December 31, 2020 as prepared under US GAAP and statements of comprehensive income for the year ended December 31, 2020, as prepared under US GAAP, have been reconciled to IFRS, with the resulting differences explained.

Balance Sheet

As at January 1, 2020

($CAD thousands)	note	US GAAP	Effect of transition to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents		$159,591	$—	$159,591
Restricted cash		672		672
Accounts receivable		30,565	—	30,565
Inventories		18,550	—	18,550
Due from related parties		18	—	18
Prepaid expenses and deposits		2,446	—	2,446
		211,842	—	211,842
Non-current assets
Property, plant and equipment	A	1,500,757	(860,000)	640,757
Right of use asset	C	—	1,372	1,372
Deferred tax	D	67,673	(67,673)	—
		1,568,430	(926,301)	642,129
Total assets		$1,780,272	$(926,301)	$853,971
Liabilities
Current liabilities
Accounts payable and accrued liabilities		56,260	—	56,260
Current portion of long-term debt		77,928	—	77,928
Current portion of lease liability	C	—	493	493
Due to related parties		1,009	—	1,009
		135,197	493	135,690
Non-current liabilities
Long-term debt		698,144	—	698,144
Long-term lease liability	C	—	879	879
Decommissioning obligations		7,147	—	7,147
		705,291	879	706,170
Total liabilities		840,488	1,372	841,860
Shareholders’ equity
Share capital		1,010,871	—	1,010,871
Deficit	A	(71,087)	(927,673)	(998,760)
		939,784	(927,673)	12,111
Total equity and liabilities		$1,780,272	$(926,301)	$853,971

Japan Canada Oil Sands Limited

Notes to the Financial Statements

5.	FIRST-ADOPTION OF IFRS (cont.)

Balance Sheet

As at December 31, 2020

($CAD thousands)	note	US GAAP	Effect of transition to IFRS	IFRS
Assets
Current assets
Cash and cash equivalents		$46,743	$—	$46,743
Accounts receivable		29,113	—	29,113
Inventories		7,440	—	7,440
Due from related parties		6	—	6
Prepaid expenses and deposits		2,594	—	2,594
		85,896	—	85,896
Non-current assets
Property, plant and equipment	A,B	1,443,639	(1,150,784)	292,855
Right of use asset	C	—	841	841
Deferred tax		67,247	(67,247)	—
		1,510,886	(1,217,190)	293,696
Total assets		$1,596,782	$(1,217,190)	$379,592
Liabilities
Current liabilities
Accounts payable and accrued liabilities		51,838	—	51,838
Current portion of long-term debt		76,392	—	76,392
Current portion of lease liability	C	—	544	544
Due to related parties		1,007	—	1,007
		129,237	544	129,781
Non-current liabilities
Long-term debt		608,249	—	608,249
Long-term lease liability	C	—	335	335
Decommissioning obligations		7,728	—	7,728
		615,977	335	616,312
Total liabilities		745,214	879	746,093
Shareholders’ equity
Share capital		1,010,871	—	1,010,871
Deficit	A,B,C	(159,303)	(1,218,069)	(1,377,372)
		851,568	(1,218,069)	(366,501)
Total equity and liabilities		$1,596,782	$(1,217,190)	$379,592

Japan Canada Oil Sands Limited

Notes to the Financial Statements

5.	FIRST-ADOPTION OF IFRS (cont.)

Statement of comprehensive income

For the year ended December 31, 2020

($CAD thousands, except per share amounts)	note	US GAAP	Effect of transition to IFRS	IFRS
Revenue
Oil sales		$279,248	$—	$279,248
Royalties		(2,019)	—	(2,019)
		277,229	—	277,229
Interest income		925	—	925
Other income		1,684	—	1,684
		279,838	—	279,838
Expenses
Diluent expense		158,272	—	158,272
Transportation and marketing		39,368	—	39,368
Operating expenses		67,409	—	67,409
General and administrative	C	6,250	(570)	5,680
Financing and interest	C	21,525	77	21,602
Depletion and depreciation	B,C	87,064	21,315	108,379
Impairment	A	—	270,000	270,000
Exploration and other expenses		3,352	—	3,352
Foreign Exchange loss/(gain)		(15,612)	—	(15,612)
		367,628	290,822	658,450
Loss before income taxes		$(87,790)	$290,822	$(378,612)

Deferred income taxes		427	(427)	—
Net loss and comprehensive loss		$(88,217)	$(290,395)	$(378,612)

Loss per share
Basic		$(2,91)	$(9.58)	$(12.49)
Diluted		$(2.91)	$(9.58)	$(12.49)

A	Impairment of property, plant and equipment (“PP&E”)

In accordance with IFRS, impairment tests of PP&E must be performed at the CGU level as opposed to the entire PP&E balance which was required under US GAAP through the full cost ceiling test. Impairment is recognized if the carrying value exceeds the recoverable amount for a CGU. Upon adoption of IFRS the Company elected to use fair value as deemed cost of PP&E. The fair value was determined using fair value less cost to sell based on a discounted future cash flows of proved plus probable reserves using forecast prices and costs. A fair value adjustment of $860 million was recognized on transition as of January 1, 2020.

For the year ended December 31, 2020, as a result of decreased forward oil prices which impacted the fair value less costs to sell derived from the Company’s reserves, an impairment charge of $270 million was recognized based on discounted future cash flows of proved plus probable reserves using forecast prices and costs at 16 percent.

B	Depletion of PP&E

Upon transition to IFRS, the Corporation adopted a policy of depleting bitumen interests on a unit of production basis over proved plus probable reserves. The depletion policy under the previous GAAP was based on units of production over proved reserves. In addition, under US GAAP future development costs were not included in the depletion calculation. There was no impact of this difference on adoption of IFRS as at January 1, 2020 as a result of the IFRS 1 election, as discussed in note above. For the year ended December 31, 2020 depletion and depreciation was increased by $20.7 million as a result of changes to the depletion calculation.

Japan Canada Oil Sands Limited

Notes to the Financial Statements

5.	FIRST-ADOPTION OF IFRS (cont.)

C	Leases

Under US GAAP, the Company had not adopted ASC 842 Leases. As a result, leases were classified as a finance lease or an operating lease. Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term. Under IFRS, as explained in Note 3, a lessee applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets and recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. At the date of transition to IFRS, the Company applied the transitional provision and measured lease liabilities at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRS. Right-of-use assets were measured at the amount equal to the lease liabilities adjusted by the amount of any prepaid or accrued lease payments. As a result, the Company recognized an increase of $1.4 million in lease liabilities and $1.4 million in right-of-use assets. In addition, depreciation increased by $0.5 million, finance costs increased by $0.1 million and general and administration costs decreased by $0.6 million for the period ended December 31, 2020.

D	Deferred tax

The various transitional adjustments resulted in various temporary differences. According to the accounting policies in Note 3, the Company has to recognize the tax effects of such differences. Deferred tax adjustments are recognized in correlation to the underlying transaction either in retained earnings or a separate component of equity.

E	Statement of cash flows

Under US GAAP, a lease is classified as a finance lease or an operating lease. Cash flows arising from operating lease payments are classified as operating activities. Under IFRS, a lessee generally applies a single recognition and measurement approach for all leases and recognizes lease liabilities. Cash flows arising from payments of principal portion of lease liabilities are classified as financing activities. Therefore, cash outflows from operating activities decreased by $0.1 million and cash outflows from financing activities increased by the same amount for the period ended December 31, 2020.

F	Functional currency

Under IFRS, the framework used to determine the functional currency is similar to that used to determine the currency of measurement under US GAAP; however, under IFRS, the indicators for determining the functional currency are broken down into primary and secondary indicators. Primary indicators are closely linked to the primary economic environment in which the entity operates. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Primary indicators receive more weight under IFRS than US GAAP. In 2019 the Company’s revenue contracts had changed from primarily being US dollar denominated to Canadian dollar denominated. The change in revenue contracts resulted in cash flows being driven primarily by the Canadian dollar. Due to the change in the primary economic environment in which the Company operates, management has concluded that the functional currency of the Company under IFRS is the Canadian dollar. Under US GAAP, the functional currency of the Company was the US dollar.

Accordingly, all non-monetary assets and liabilities have been converted to the Canadian dollar at their respective historical rates.

6.	CASH AND CASH EQUIVALENTS

As at September 17, 2021, the Company held cash of $4.4 million and $0.5 million in restricted cash (December 31, 2020 — cash of $46.7 million, January 1, 2020 — cash of $159.6 million and $0.7 million restricted cash). The credit risk associated with the Company’s cash and cash equivalents was considered low as the Company’s balances were held with large Canadian or Provincial chartered banks.

Japan Canada Oil Sands Limited

Notes to the Financial Statements

6.	CASH AND CASH EQUIVALENTS (cont.)

JACOS has long-term pipeline transportation contracts in place which are subject to credit requirements requiring letters of credit to guarantee future payments under the contracts. Prior to the corporate divestiture to Greenfire Resources Inc. JACOS had approximately $51 million in letters of credit outstanding in relation to these long-term pipeline transportation agreements. The annual guarantee fees incurred is calculated at an interest rate of 0.8%.

7.	ACCOUNTS RECEIVABLE

As at	September 17,	December 31,	January 1,
($000’s)	2021	2020	2020

Accounts receivable	$56,517	$29,113	$30,565

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company’s customer base consisted of large integrated energy companies. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis.

At September 17, 2021, December 31, 2020 and January 1, 2020, credit risk from the Company’s outstanding accounts receivable balances was considered low due to a history of collections and the receivables that were held by credit worthy counterparties. There were no overdue balances for the above ending periods.

8.	INVENTORIES

As at	September 17,	December 31,	January 1,
($000’s)	2021	2020	2020
Oil inventories	$5,559	$5,703	$17,114
Warehouse materials and supplies	1,879	1,737	1,436
Inventories	$7,438	$7,440	$18,550

During the period ended September 17, 2021, approximately $171 million (December 31, 2020 — $158 million) of purchased inventory was recorded in diluent expense in the statements of comprehensive income (loss).

9.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

	Petroleum properties and	Furniture
$(000’s)	related equipment	and other equipment	Total
Cost
Balance as at January 1, 2020	637,755	3,002	640,757
Expenditures on PP&E	27,385	310	27,695
Balance as at December 31, 2020	665,140	3,312	668,452
Expenditures on PP&E	9,755	2	9,757
Balance as at September 17, 2021	674,895	3,314	678,209
Accumulated DD&A
Balance as at January 1, 2020	—	—	—
Depletion and depreciation	105,075	522	105,597
Impairment	270,000	—	270,000
Balance as at December 31, 2020	375,075	522	375,597
Depletion and depreciation	77,083	324	77,407
Impairment reversal	(73,252)	—	(73,252)
Balance as at September 17, 2021	378,906	846	379,752
Net book Value
Balance at January 1, 2020	637,755	3,002	640,757
Balance at December 31, 2020	290,065	2,790	292,855
Balance at September 17, 2021	295,989	2,468	298,457

Japan Canada Oil Sands Limited
Notes to the Financial Statements

9.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”) (cont.)

For the period ended September 17, 2021, due to increases in forward oil prices, a test for impairment reversal was completed. The recoverable value was based on fair value less costs of disposal (“FVLCOD”). FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. As JACOS had a sales agreement is place with Greenfire Resources Inc., the asset was written up to the value assigned in the agreement, which was approximately $298.5 million.

At December 31, 2020, due to the continued depressed oil prices as a result of the COVID-19 pandemic, the Company determined that there were indicators of impairment for its CGU. The recoverable amount was not sufficient to support the carrying amount which resulted in an impairment of $270 million. The recoverable amount was based on its FVLCOD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2020.

The recoverable amount of the Company’s CGU was calculated at December 31, 2020 using the following benchmark reference prices for the years 2021 to 2028 adjusted for commodity differentials specific to the Company. The prices and costs subsequent to 2029 have been adjusted for inflation at an annual rate of 2%.

	2021	2022	2023	2024	2025	2026	2027	2028
WCS heavy oil (CA$/bbl)	$45.16	$49.67	$53.95	$57.92	$59.09	$60.26	$61.47	$62.70
WTI crude oil (US$/bbl)	$48.00	$51.50	$54.50	$57.79	$58.95	$60.13	$61.33	$62.56

The following table demonstrates the sensitivity of the estimated recoverable amount of the Company’s CGU to possible changes in key assumptions inherent in the estimate.

$(000’s)	Amount	Impairment	Change in discount rate of 1%	Change in diluted bitumen pricing of $2.50
Hangingstone Expansion CGU	$290,065	$270,000	$21,500	$87,500

10.	LEASES

The Company has recognized the following leases:

$(000’s)	Total
Lease obligation at January 1, 2020	$1,372
Interest expense	77
Payments	(570)
Balance as at December 31, 2020	879
Interest expense	32
Payments	(390)
Balance as at September 17, 2021	$521

The Company has recognized the following right of use asset:

$(000’s)	Total
Right of use at January 1, 2020	$1,372
Depreciation	(531)
Balance as at December 31, 2020	841
Depreciation	(354)
Balance as at September 17, 2021	$487

The Company incurs lease payments related to its head office. The lease will expire in July 2022. The Company has recognized a lease liability measured at the present value of the remaining lease payments using the Company’s weighted-average incremental borrowing rate of 7%.

Japan Canada Oil Sands Limited

Notes to the Financial Statements

11.	INCOME TAXES

The Company has $1.6 billion in unclaimed federal tax deductions and $1.2 billion in unclaimed provincial tax deductions that are available indefinitely to be applied against income generated from oil and gas activities.

The Company has obtained investment tax credits, which will expire as follows:

$(000’s)
2039	$143
Total	$143

Although management considers the investment tax credits claimed to be reasonable and appropriate, they are subject to assessment in the future at such time as they are used to reduce income taxes otherwise payable and portions of the claims could be disallowed.

The Company has accumulated Federal Non-Capital Loss Carryforward that will expire as follows:

$(000’s)
2035	$38,453
2036	187,478
2037	58,725
2038	29,991
2040	36,168
2041	1,232,793
Total	$1,583,608

The Company has accumulated Provincial Non-Capital Loss Carryforward that will expire as follows:

$(000’s)
2036	$76,903
2037	58,725
2038	29,991
2040	25,968
2041	999,628
Total	$1,191,215

Income tax expense is summarized as follows:

$(000’s)	For the period ended September 17, 2021	For the year ended December 31, 2020
Income (loss) before taxes	104,833	(378,612)
Expected statutory income tax rate	23%	24%
Expected income tax expense (recovery)	24,112	(90,867)
Permanent differences	(731)	(1,530)
Effect of Alberta provincial tax rate change	—	12,877
Unrecognized deferred tax assets	(23,381)	79,520
Deferred income tax expense (recovery)	$—	$—

Japan Canada Oil Sands Limited
Notes to the Financial Statements

12.	DECOMMISSIONING OBLIGATIONS

The Company’s decommissioning obligations result from net ownership interests in oil assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning obligations to be approximately $97 million. A credit-adjusted discount rate of 7% and an inflation rate of 1.8% were used to calculate the decommissioning obligations. A 1.0% change in the credit-adjusted discount rate would impact the discounted value of the decommissioning obligations by approximately $0.3 million with a corresponding adjustment to PP&E or net income (loss). The decommissioning obligations are estimated to be settled in periods up to year 2075.

A reconciliation of the decommissioning liabilities is provided below:

As at $(000’s)	September 17, 2021	December 31, 2020
Beginning balance	$7,728	$7,147
Change in estimate	(75)	167
Liabilities settled in the year	(53)	(30)
Accretion expense	320	444
Ending balance	$7,920	$7,728

13.	OTHER INCOME AND EXPENSES

$(000’s)	For the period ended September 17, 2021	For the year ended December 31, 2020
Interest income	$43	$925
Gross overriding royalty	935	39
Other	50	1,645
Other income	$1,028	$2,609

14.	FINANCIAL RISK MANAGEMENT

The Company is exposed to financial risk on its financial instruments including cash and cash equivalents, short-term investments, accounts receivable, due from related parties, prepaid expenses and deposits, accounts payable and due to related parties, and long-term banks loans payable. The Company manages its exposure to financial risks by operating in a manner that minimizes its exposure to the extent practical. The Company’s financial instruments as at September 17, 2021 and December 31, 2020 include accounts receivable, accounts payable and accrued liabilities. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to its short-term maturity.

The main financial risks affecting the Company are discussed below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial instruments on hand as at the balance sheet date. The Company’s financial instrument subject to credit risk is accounts receivable.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the balance sheet. On an ongoing basis, the Company assesses whether there should be any impairment of the financial instruments. There are no material financial instruments that the Company considers past due.

Japan Canada Oil Sands Limited

Notes to the Financial Statements

14.	FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company actively manages its liquidity through cost control and debt management policies. Such strategies include continuously monitoring forecast and actual cash flows. The Company relies on additional funding from Canada Oil Sands Co, Ltd (Parent Company). The nature of the oil and gas industry is very capital intensive. As a result, the Company prepares annual capital expenditure budgets and utilizes authorizations for expenditures for projects to manage capital expenditures. Please refer to note 16 “Long-term Debt” for additional information on liquidity risk.

Accounts payable is considered due to suppliers in one year or less while bank debt is repaid in semi-annual equal installments, which began in June 2020 and will end in December 2029. Further, interest is paid semi-annually on the outstanding principal amount during the term of the loan.

Market risk

Market risk is the risk of loss that might arise from changes in market factors such as interest rates, foreign exchange rates and equity prices.

●	Interest rate risk

Interest rate risk arises because of the fluctuation in interest rates. The Company’s objective in managing interest rate risk is to minimize the interest expense on liabilities and debt. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates.

●	Foreign currency risk

The Company’s debt is denominated in US dollars. As well, the Company has certain revenue contracts which are denominated and settled in US dollars. The Company manages the risk of foreign exchange fluctuations by monitoring its’ US dollar cash flow. The net carrying value of these US dollar denominated balances is as follows:

As at	September 17,	December 31,	January 1,
$(000’s CAD)	2021	2020	2020
Cash	$2,198	$37,302	$120,256
Accounts Receivable	$16,023	$6,577	$14,767
Long-term debt	—	$684,641	$776,073

If there was a 1% strengthening or weakening of the Canadian dollar against the US dollar, the corresponding impact would be as follows:

As at	September 17,	December 31,	January 1,
$(000’s CAD)	2021	2020	2020
Cash	$22	$373	$1,203
Accounts receivable	$160	$66	$148
Long-term debt	—	$6,846	$7,761

●	Commodity price risk

Commodity price risk arises due to fluctuations in commodity prices. Management believes it is prudent to manage the variability in cash flows by occasionally entering into hedges. The Company utilizes various types of derivatives and financial instruments, such as swaps and options, and fixed-price normal course of business purchase and sale contracts to manage fluctuations in cash flows. As at September 17, 2021, the Company has no outstanding derivatives in place.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

15.	CAPITAL MANAGEMENT

The Company’s capital consists primarily of shareholders equity, working capital and long-term debt. The Company manages its capital structure to maximize financial flexibility by making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. Each potential investment opportunity is assessed to determine the nature and amount of capital required together with the relative proportions of debt and equity to be deployed to ensure that the Company will be able to continue as a going concern and to provide a return to shareholders through exploring and developing its assets. As the Company is in the early stages of these activities, it will meet its capital requirements through continued funding from the existing shareholder or the ultimate parent company. The Company does not presently utilize any quantitative measures to monitor its capital and is not subject to any externally imposed capital requirements.

16.	LONG-TERM DEBT

As at $(000’s CAD)	September 17, 2021	December 31, 2020	January 1, 2020
US dollar denominated debt:
LIBOR plus 0.1%	$—	$343,764	$389,640
LIBOR plus 1.0%	—	$343,764	$389,640
Amortization of debt issuance costs and issuer discount	—	(2,887)	(3,207)
Total term debt	$—	$684,641	$776,073
Current portion of long-term debt	$—	$76,392	$77,928
Long-term debt	$—	$608,249	$698,144

Interest is paid semi-annually on the outstanding principal amount during the life of the loan. The principal repayment schedule included semi-annual equal installments, which began in June 2020 and was scheduled to end in December 2029.

As a condition of Greenfire Resources Inc. acquiring all of the issued and outstanding shares of the Company, all outstanding bank debt was required to be settled prior to September 17, 2021. In order to facilitate the settlement of the outstanding loans, on September 9, 2021 CANOS contributed additional capital to the Company, thus increasing the value of their stated capital. Approximately $305 million of the debt was repaid with the remaining balance of $341 million in debt being assumed by the Parent Company. No additional shares were issued.

17.	DILUENT, TRANSPORTATION & MARKETING AND OPERATING EXPENSES

	For the period ended September 17,	For the year ended December 31,
$(000’s)	2021	2020
Diluent expense	$171,174	$158,272
Transportation and marketing	27,853	39,368
Operating expenses	56,479	67,409
Total expenses	$255,506	$265,049

Diluent, transportation & marketing and operating expenses are costs incurred in the field that are required in order to produce and get bitumen to a sales market.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

18.	FINANCING AND INTEREST

$(000’s)	For the period ended September 17, 2021	For the year ended December 31, 2020
Accretion on long-term debt	$7,455	$13,791
Guarantee fees	3,348	7,290
Interest on settlement of lease liability	31	77
Accretion on decommissioning liabilities	320	444
Financing and interest expense	$11,154	$21,602

19.	COMMITMENTS AND CONTINGENCIES

The Company has lease commitments related to office premises (Note 10). The Company also has transportation agreements mainly related to pipeline transportation services. Future minimum amounts payable under these commitments are as follows:

	September 18 to December 31,						Beyond
$(000’s)	2021	2022	2023	2024	2025	2026	2026	Total
Office leases	155	361	—	—	—	—	—	516
Transportation	7,804	30,027	30,111	30,231	29,175	28,110	249,569	405,567
Total	7,959	30,388	30,011	30,231	29,175	28,110	249,569	406,083

The Company is currently involved in legal claims associated with the normal course of operations and it believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its financial statements.

20.	RELATED PARTY TRANSACTIONS

The following related party transactions occurred in the normal course of business and are recorded as income (expense) or capital items in the Company’s financial statements.

$(000’s)	For the period ended September 17, 2021	For the year ended December 31, 2020
Operating, general and administrative expenses and financing(a)	$(3,140)	$(4,888)
Exploration expenses(b)	(89)	—
Plant and equipment expenditure(c)	(15)	(47)
Other income(d)	11	12
Reimbursement for costs incurred on behalf of related parties(e)	82	50
Services provided by management(f)	(493)	(4,922)

(a)	These costs were paid to the Parent Company for expat services and to Japan Petroleum Exploration Co., Ltd. for guarantee fees.

(b)	All exploration expenses were paid to JGI, Inc.

(c)	Reimbursements to the Parent Company for plant and equipment costs.

(d)	The Company also provided accounting and other management services to Japex Canada Ltd and Japex Montney Ltd.

(e)	Reimbursement from the Parent Company and Japex Montney Ltd. for miscellaneous costs which were incurred by the Company.

(f)	One of the Company’s external directors is employed by Bennett Jones L.L.P. The firm provides legal advisory services to the Company. The above amounts represent amounts paid to Bennett Jones L.L.P. for legal services.

Japan Canada Oil Sands Limited
Notes to the Financial Statements

20.	RELATED PARTY TRANSACTIONS (cont.)

The following related party amounts were outstanding:

	September 17,	December 31,	January 1,
As at $(000’s)	2021	2020	2020
Due from:
Japex Canada Ltd.	$—	$6	$18
	$—	$6	$18
Due to:
Japan Petroleum Exploration Co., Ltd.	$—	$712	$788
Canada Oil Sands Co., Ltd.	—	235	221
JGI, Inc.	—	60	—
	$—	$1,007	$1,009

The corporation considers directors and officers of the Company as key management personnel.

$(000’s)	For the period ended September 17, 2021	For the year ended December 31, 2020
Salaries, benefits, and director fees	$3,886	$3,207

21.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the balance sheet to the statement of cash flows:

$(000’s)	For the period ended September 17, 2021	For the year ended December 31, 2020
Change in accounts receivable	$(27,404)	$1,452
Change in inventories	(278)	9,298
Change in due from related parties	6	12
Change in prepaid expenses and deposits	(1,691)	(148)
Change in accounts payable and accrued liabilities	(24,689)	(4,422)
Change in due to related parties	(1,007)	(2)
	$(55,063)	$6,190
	$(61,929)	$8,812
Related to operating activities
Related to investing activities (accrued additions to PP&E)	6,866	$(2,622)
Net change in non-cash working capital	$(55,063)	$6,190
Cash interest paid (included in operating activities)	$7,947	$20,837
Cash interest received (included in operating activities)	$43	$925

Japan Canada Oil Sands Limited

Notes to the Financial Statements

22.	SHARE CAPITAL

31,000,000 common shares are authorized to be issued.

	Period ended September 17, 2021		Year ended December 31, 2020
$(000’s)	Number of shares	Amount	Number of shares	Amount
Shares outstanding
Balance, beginning of period	30,302,083	$1,010,871	30,302,083	$1,010,871
Return of capital	—	(47,500)	—	—
Capital contribution	—	645,674	—	—
Balance, end of period	30,302,083	$1,609,045	30,302,083	$1,010,871

As a condition of Greenfire Resources Inc. acquiring all of the issued and outstanding shares of the Company, The JBIC loan and Mizuho loan were required to be settled prior to September 17, 2021. In order to facilitate the settlement of the outstanding loans, on September 9, 2021 CANOS contributed additional capital to the Company, thus increasing the value of their stated capital. This was completed with two separate transactions. In the first transaction CANOS provided JACOS with a $305 million capital contribution to repay the half of the outstanding loans. In the second transaction CANOS assumed the remaining outstanding debt of $341 million in exchange for additional stated capital in JACOS. No additional shares were issued with the transactions. In August 2021, $47.5 million of capital was returned to CANOS.

	Period ended September 17, 2021	Year ended December 31, 2020
Weighted average shares outstanding-basic and diluted	30,302,083	30,302,083

23.	SUBSEQUENT EVENTS

In the first half of 2021 the Company initiated a strategic alternatives process. Such alternatives may have included a corporate sale or sale of the Company’s assets. On September 17, 2021, Greenfire Resources Inc. acquired all the issued and outstanding common shares of the Company in exchange for $346 million.

Annex F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

M3-Brigade Acquisition III Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of M3-Brigade Acquisition III Corp. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in Class A common stock subject to possible redemption and stockholders’ deficit, and cash flows for the year ended December 31, 2022 and for the period from March 25, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from March 25, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not have sufficient cash and working capital to sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2021.

New York, New York

March 31, 2023

M3-BRIGADE ACQUISITION III CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$497,693	$1,485,734
Prepaid expenses and other current assets	5,853	—
Prepaid insurance	399,947	479,940
Prepaid income taxes	44,735	—
Total current assets	948,228	1,965,674

Prepaid insurance – long term portion	—	399,943
Investments and marketable securities held in trust	306,523,972	303,005,300
Total Assets	$307,472,200	$305,370,917
LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Liabilities
Current liabilities:
Accounts payable and accrued expenses	$2,254,640	$774,431
Due to related parties	19,477	192,374
Income taxes payable	—	1,600
Total current liabilities	2,274,117	968,405

Forward purchase agreement liability	338,517	—
Subscription purchase agreement liability	1,325,615	—
Deferred underwriting fees	14,280,000	14,280,000
Total liabilities	18,218,249	15,248,405

Commitments and Contingencies
Class A common stock subject to possible redemption
Class A common stock subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 30,000,000 issued and outstanding; at December 31, 2022 and 2021	306,188,408	303,000,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized (excluding 30,000,000 shares subject to possible redemption) as of December 31, 2022 and 2021	—	—
Class B common stock. $0.0001 par value, 50,000,000 shares authorized; 7,500,000 issued and outstanding as of December 31, 2022 and 2021	750	750
Additional paid in capital	—	—
Accumulated deficit	(16,935,207)	(12,878,238)
Total Stockholders’ Deficit	(16,934,457)	(12,877,488)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$307,472,200	$305,370,917

The accompanying notes are an integral part of the financial statements.

M3-BRIGADE ACQUISITION III CORP.
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022	For the Period from March 25, 2021 (Inception) Through December 31, 2021
Operating and formation costs	$2,791,936	$562,058
Loss from operations	(2,791,936)	(562,058)

Other income (expense):
Change in fair value of forward purchase agreement liability	(338,517)	—
Initial loss on subscription purchase agreement liability	(1,224,602)	—
Change in fair value of subscription purchase agreement liability	(101,013)	—
Interest earned on marketable securities held in Trust Account	3,827,114	—
Unrealized gain on marketable securities held in Trust Account	560,912	5,300
Dividend on cash and marketable securities held in Trust Account	100,146	—
Total other income, net	2,824,040	5,300

Income (loss) before income tax provision	32,104	(556,758)
Income tax provision	(900,665)	(1,600)
Net loss	$(868,561)	$(558,358)

Weighted average shares outstanding, Class A common stock	30,000,000	7,046,263
Basic and diluted net (loss) income per share, Class A common stock	$(0.00)	$0.82
Weighted average shares outstanding, Class B common stock	7,500,000	7,019,573
Basic and diluted net loss per share, Class B common stock	$(0.11)	$(0.91)

The accompanying notes are an integral part of the financial statements.

M3-BRIGADE ACQUISITION III CORP

STATEMENTS OF CHANGES IN CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022 AND FOR THE PERIOD FROM MARCH 25, 2021 (INCEPTION) TO DECEMBER 31, 2021

	Class A common stock subject to possible redemption		Class B common stock		Additional Paid In	Accumulated	Total Stockholders equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(deficit)
Balance – March 25, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Sale of Class B shares to founders	—	—	7,500,000	750	24,250	—	25,000
Sale of Units during IPO	30,000,000	300,000,000	—	—	—	—	—
Sale of private placement warrants	—	—	—	—	11,290,000	—	11,290,000
Allocation of fair value of public warrants	—	(8,176,627)	—	—	8,176,627	—	8,176,627
Class A common stock issuance costs	—	(20,091,938)	—	—	(542,192)	—	(542,192)
Accretion of carrying value to redemption value	—	31,268,565	—	—	(18,948,685)	(12,319,880)	(31,268,565)
Net loss	—	—	—	—	—	(558,358)	(558,358)
Balance December 31, 2021	30,000,000	303,000,000	7,500,000	750	—	(12,878,238)	(12,877,488)
Accretion of carrying value to redemption value	—	3,188,408	—	—	—	(3,188,408)	(3,188,408)
Net loss	—	—	—	—	—	(868,561)	(868,561)
Balance December 31, 2022	30,000,000	$306,188,408	7,500,000	$750	$—	$(16,935,207)	$(16,934,457)

The accompanying notes are an integral part of the financial statements.

M3-BRIGADE ACQUISITION III CORP.
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Period from March 25, 2021 (Inception) Through December 31, 2021
Cash Flows from Operating Activities:
Net loss	$(868,561)	$(558,358)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of forward purchase agreement liability	338,517	—
Initial loss on subscription purchase agreement liability	1,224,602	—
Change in fair value of subscription purchase agreement liability	101,013	—
Interest on marketable securities held in Trust Account	(3,827,114)	—
Unrealized gain on marketable securities held in Trust Account	(560,912)	(5,300)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(5,853)	—
Prepaid insurance	79,993	(879,883)
Prepaid income taxes	(44,735)	—
Prepaid insurance	399,943	—
Accounts payable and accrued expenses	1,480,209	455,196
Income taxes payable	(1,600)	1,600
Net cash used in operating activities	(1,684,498)	(986,745)
Cash Flows from Investing Activities:
Investment in marketable securities held in Trust Account	—	(303,000,000)
Proceeds from sale and redemption of marketable securities held in Trust Account	913,828,542	—
Purchase of marketable securities held in Trust Account	(912,959,188)	—
Net cash provided by (used in) investing activities	869,354	(303,000,000)

Cash Flows from Financing Activities:
Due to related parties	19,477	—
Repayment of due to related parties	(192,374)	—
Proceeds from sale of private placement warrants	—	11,290,000
Proceeds from sale of shares of Class B common stock	—	25,000
Proceeds from sale of IPO Units, net of costs	—	294,157,479
Net cash (used in) provided by financing activities	(172,897)	305,472,479

Net Change in Cash	(988,041)	1,485,734
Cash – Beginning of period	1,485,734	—
Cash – End of period	$497,693	$1,485,734

Supplemental cash flow information:
Cash paid for income taxes	$947,000	$—

Supplemental disclosure of non-cash investing and financing activities:
Deferred offering costs paid through due to related parties	$—	$192,374
Deferred offering costs paid by the Sponsor in exchange for the issuance of shares of Class B common stock	$—	$25,000
Deferred underwriting fees	$—	$14,280,000
Accretion of Class A common stock to redemption value	$3,188,408	$—

The accompanying notes are an integral part of the financial statements

M3-BRIGADE ACQUISITION III CORP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS

M3-Brigade Acquisition III Corp. (the “Company”) is a blank check company incorporated as a Delaware corporation on March 25, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from March 25, 2021 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (“IPO”), which is described below, and its activities relating to the sourcing of an initial Business Combination. The Company believes it will not generate any operating revenue until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and interest income from the proceeds derived from the IPO.

The Company’s sponsor is M3-Brigade Sponsor III LP, a Delaware limited liability company (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on October 21, 2021 (the “Effective Date”). On October 26, 2021, the Company consummated the IPO of 30,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300,000,000. The underwriters had a 45-day option from the effectiveness date of the IPO (October 21, 2021) to purchase up to an additional 3,915,000 units to cover over-allotments, if any. The underwriters purchased 3,900,000 additional units pursuant to this right as part of the IPO, which units are included in the 30,000,000 total IPO units. On December 4, 2021, the underwriters’ remaining over-allotment option expired unexercised.

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,786,667 and 1,740,000 Private Placement Warrants (the “Private Warrants”) to the Sponsor and Underwriter, respectively at a price of $1.50 per Private Warrant, generating total gross proceeds of $11,290,000.

Transaction costs of the IPO amounted to approximately $20,634,000 consisting of $5,220,000 of underwriting fees, $14,280,000 of deferred underwriting fees and approximately $1,134,000 of other offering costs. Net proceeds received from the IPO were approximately $294,157,000 after payment of the underwriting fees of $5,220,000 and approximately $623,000 of other costs.

Following the closing of the IPO on October 26, 2021, an amount of $303,000,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in the Trust Account. This amount included $3,000,000 from the sale of the Private Placement Warrants in order to provide the investors a $10.10 redemption value per share or $303,000,000 total redemption value. The funds held in the Trust Account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting fees and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company, after signing a definitive agreement for a Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to commencement of the tender offer, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval unless a vote is required by stock exchange rules. If the Company seeks stockholder approval, it will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Business Combination, and instead may search for an alternate Business Combination.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights with respect to the Company’s warrants. The Public Shares subject to redemption are recorded as temporary equity upon the completion of the Initial Public Offering and subsequently accreted to redemption value in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity”.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”). In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, “Redeemable Non-controlling Interest, Equity”, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of the shares of Class A common stock classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20, “Debt — Debt with Conversion and other Options”. Because of the redemption feature noted above, the shares of Class A common stock are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit.

Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s Business Combination. If the Company seeks stockholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares (as defined in Note 5) if the Company fails to complete a Business Combination within the Combination Period (as defined below) and (c) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

The Company had until October 26, 2022, 12 months from the closing of the Initial Public Offering (assuming the Sponsor does not exercise its option to extend the period of time that the Company has to complete an initial business combination by up to 3 months, up to four times, or such other time period in which the Company must consummate an initial business combination pursuant to an amendment to the Company’s amended and restated certificate of incorporation) to complete a Business Combination (the “Combination Period”). On October 12, 2022, the Company’s board of directors, at the request of the Sponsor, approved an extension of the period of time the Company has to consummate its initial business combination until January 26, 2023. On October 27, 2022, in connection with such extension, the Sponsor or its affiliates or designees deposited an additional $1,696,500 into the Company’s Trust Account, in part from the Company’s working capital, for the benefit of the Company’s public stockholders. On January 18, 2023, the Company’s board of directors, at the request of the Sponsor, approved an extension of the period of time the Company has to consummate its initial business combination until April 26, 2023. On January 27, 2023, in connection with such extension, the Sponsor or its affiliates or designees deposited an additional of $1,696,500 into the Company’s Trust Account, in part from the Company’s working capital, for the benefit of the Company’s public stockholders (see Note 12). The Company’s stockholders will not be entitled to vote on or redeem their shares in connection with any such extension. Pursuant to the terms of the Certificate of Incorporation, in order to extend the period of time to consummate a Business Combination in such a manner, the Sponsor, upon no less than five days’ advance notice prior to the applicable deadline, must deposit an additional $1,696,500 into the Trust Account (which may be in part from the Company’s working capital) on or prior to the date of the applicable deadline, for each 3-month extension. The Sponsor is not obligated to extend the time for the Company to complete a Business Combination. In the event that the Company receives notice from the Sponsor five days prior to the applicable deadline of its wish for the Company to effect an extension, the Company intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, the Company intends to issue a press release the day after the applicable deadline announcing whether or not the funds have been timely deposited. Our sponsor has the option to accelerate its extension request, subject to the deposit of the relevant amount of additional funds into the Trust Account, at any time prior to the consummation of the Business Combination with the same effect of extending the time the Company will have to consummate a Business Combination by 3,6, 9 or 12 months, as applicable.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes or working capital requirements (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the Underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities

Act of 1933, as amended (the “Securities Act”).

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

The Company has not independently verified whether the Company’s Sponsor has sufficient funds to satisfy its indemnity obligations and the Company’s Sponsor may not be able to satisfy those obligations. The Company has not asked the Company’s Sponsor to reserve for such eventuality. The Company believes the likelihood of the Company’s Sponsor having to indemnify the Trust Account is limited because the Company will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Recent Developments

Appointment of new members to Board of Directors

On November 1, 2022, the Company appointed two new members to its Board of Directors, each of whom is to be paid a fee of $125,000 for his services. Such fees have been paid in full in December 2022.

Business Combination Agreement

On December 14, 2022, the Company entered into a Business Combination Agreement, by and among the Company, Greenfire Resources Ltd. (“PubCo”), DE Greenfire Merger Sub Inc. (“Merger Sub”), 2476276 Alberta ULC, (“Canadian Merger Sub”), and Greenfire Resources Inc (“Greenfire”).

Conditions to the Closing

The consummation of the Transactions is subject to the satisfaction or waiver of certain customary closing conditions, among others (i) the approval of the Transactions and related matters by the equity holders of the Company and Greenfire, (ii) the absence of any laws or injunctions prohibiting the Transactions, (iii) the accuracy (subject to agreed materiality thresholds) of the parties’ representations and warranties contained in the Business Combination Agreement, (iv) the absence of any “Material Adverse Effect” on either the Company or Greenfire, (v) approval for listing of the PubCo Common Shares by the New York Stock Exchange, (vi) approval of the Plan of Arrangement by the Alberta Court of King’s Bench, and (vii) the parties’ compliance in all material respects with their respective covenants under the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (a) by mutual written consent of the Company and Greenfire, (b) by either the Company or Greenfire, if the approval of the equity holders of the Company or Greenfire is not obtained, (c) by either the Company or Greenfire, if the other party has materially breached its covenants or representations under the Business Combination Agreement, (d) by either the Company or Greenfire, if the Closing has not occurred on or before September 14, 2023, subject to either party’s ability to extend such date by two three-month periods in the event that specified approvals have not been obtained, (e) by either the Company or Greenfire, if there is a final, non-appealable order of a governmental authority prohibiting the consummation of the Transactions, and (f) by the Company if Greenfire has not delivered certain specified financial statements by April 15, 2023.

Subscription Purchase Agreements

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the Company entered into subscription agreements (the “Subscription Purchase Agreements”) with certain investors (the “Transaction Financing Investors”), pursuant to which the Transaction Financing Investors have subscribed for an aggregate of (i) 4,950,496 the Company’s Class A Shares for an aggregate purchase price of approximately $50,000,000 (the “PIPE Investment”). The Transaction Financing will be consummated prior to or substantially concurrently with the Closing.

The PIPE Investment will be automatically reduced based on the amount remaining in the Trust Account after giving effect to any redemptions by the Company’s Class A common shareholders.

Greenfire Shareholder Support Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the Company, PubCo, Merger Sub, Canadian Merger Sub and Greenfire entered into a Shareholder Support Agreement with certain Greenfire shareholders (the “Greenfire Shareholder Support Agreement”), pursuant to which, among other things, such Greenfire shareholders have agreed to vote their Greenfire Shares to approve and adopt the Business Combination Agreement and the Transactions.

Sponsor Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the Sponsor, the Company, PubCo and Greenfire entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of and support the Business Combination Agreement and the Transactions, (b) consummate the Sponsor Class B Share Forfeitures and the Sponsor Warrant Forfeiture in accordance with the Business Combination Agreement and (c) make a cash payment of $1,000,000 to Greenfire promptly following the Closing.

Investor Support Agreements

Concurrently with the execution of the Business Combination Agreement, the Company entered into Investor Support Agreements with certain holders of the Company’s outstanding public warrants, pursuant to which, among other things, such warrant holders agreed to vote all of the Company’s public warrants currently held by them in favor of any amendment to the terms of the Company’s public warrants solely to amend the terms of the public warrants together with any amendments required to give effect thereto such that all of the public warrants shall be exchanged for $0.50 per whole SPAC Warrant upon the closing of the Business Combination.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus and war could have a negative effect on the Company’s financial position, results of its operations and search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation launched a military campaign against Ukraine. In response to these actions, the United States, the European Union and other governmental authorities have imposed a series of sanctions and penalties upon Russia and certain of its political and business leaders, and may impose additional sanctions and penalties, which restrict the ability of companies throughout the world to do business with Russia. In addition, a number of companies throughout the world who were not directly restricted by those sanctions have voluntarily elected to cease doing business with companies affiliated with Russia and it is anticipated that Russia will continue to retaliate with its own restrictions and sanctions. It is expected that these events will have an impact upon, among other things, financial markets for the foreseeable future. If the disruptions caused by these events continue for an extended period of time, our ability to search for a business combination or finance such business combination, and the business, operations and financial performance of any target business with which we ultimately consummate a business combination, may be materially adversely affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Going Concern

At December 31, 2022, the Company had $497,693 of cash outside of the Trust and working capital deficit of $1,325,889. Management expects to incur significant costs in pursuit of its acquisition plans. The Company believes it will need to raise additional funds in order to meet the expenditures required for operating its business and to consummate a business combination. Moreover, the Company may need to obtain additional financing or draw on the Working Capital Loans either to complete a Business Combination or because it becomes obligated to redeem a significant number of the Public Shares upon consummation of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. In addition, following the Business combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations. As of December 31, 2022, there were no amounts outstanding under any Working Capital Loans.

Additionally, related parties have paid certain offering and operating costs on behalf of the Company as needed. As of December 31, 2022 and 2021, the Company owed $19,477 and $192,374 respectively, to the related parties on account of unreimbursed expenses incurred in connection with the sourcing of its initial Business Combination.

The Company’s assessment of going concern considerations was made in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the date these financial statements are issued.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the

U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions, including, but not limited to, not being required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at December 31, 2022 and 2021.

Marketable Securities Held in Trust Account

At December 31, 2022, investment securities in the Company’s Trust Account consisted of U.S. government securities and mutual funds that invest primarily in U.S. government securities and, at December 31, 2021, investment securities in the Company’s Trust Account consisted of a mutual funds that invest primarily in U.S. government securities. Since all of the Company’s permitted investments consist of treasury securities, fair values of its investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets (see Fair Value Measurements and Note 10).

These securities are presented on the balance sheets at fair value at the end of each reporting period. Earnings on these securities are included in dividends, interest earned, and unrealized gain on marketable securities held in Trust Account in the accompanying statements of operations and are automatically reinvested. The fair value for these securities is determined using quoted market prices in active markets for identical assets.

During the year ended December 31, 2022, the Company withdrew $2,666,000 of dividend and interest income from the Trust account for working capital and to pay taxes. There were no withdrawals made during the year ended December 31, 2021. Of this amount, $1,650,000 was utilized as payment for the extension fee during the year ended December 31, 2022.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage. At December 31, 2022 and 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity outside of the stockholders’ deficit section of the balance sheets.

The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets. At December 31, 2022 and 2021, the shares of Class A common stock subject to possible redemption in the amount of $306,188,408 and $303,000,000 are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets, respectively.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit. The Company acknowledges that Class A common stock subject to possible redemption is not true liability or debt, so it doesn’t have to follow debt model. While Trust account balance is reduced by the actual tax payments and withdrawal for payment of working capital expenses, it is acceptable for Class A common stock subject to possible redemption balance to be reduced by the eligible tax expenses recorded (paid or unpaid) under the assumption that the accrued amount will be paid eventually, so such amount does not belong to the public investors. For the year ended December 31, 2022, the Company recorded $3,188,408, in accretion related to dividend and interest earned on cash and marketable securities held in the Trust Account and deposit made representing the payment for extension fee. Accretion attributable to the holders of the Class A common stock subject to possible redemption is reduced by $200,000 and $180,299 of franchise taxes payable in 2022 and 2021, respectively, offset by $44,735 and $0 of prepaid income taxes for 2022 and 2021, respectively. The reconciliation of Class A common stock subject to possible redemption is discussed in Note 8.

Net Income (Loss) Per Common Stock

Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for each of the periods, excluding common shares forfeited. The Company has not considered the effect of the 10,000,000 and 7,526,667 shares of Class A common stock issuable upon exercise of the public and private warrants, respectively, in the calculation of diluted income (loss) per share, since the exercise of such warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statements of operations include a presentation of income (loss) per share for Class A common stock subject to possible redemption in a manner similar to the two-class method of loss per common stock. As of December 31, 2022 and 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.

The net income (loss) per common share presented in the statements of operations is based upon the following:

		For the
		period from
		March 25
		2021
	For the	(inception)
	Year Ended	through
	December 31,	December 31,
	2022	2021
Net loss	$(868,561)	$(558,358)
Accretion of temporary equity to redemption value	(3,188,408)	(31,268,565)
Net loss including accretion of temporary equity to redemption value	$(4,056,969)	$(31,826,923)

	For the Year Ended December 31, 2022		For the period from March 25, 2021 (inception) through December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(3,245,575)	$(811,394)	$(25,459,018)	$(6,367,905)
Allocation of accretion of temporary equity to redemption value	3,188,408	—	31,268,565	—
Allocation of net income (loss)	$(57,167)	$(811,394)	$5,809,547	$(6,367,905)
Denominator:
Weighted-average shares outstanding	30,000,000	7,500,000	7,046,263	7,019,573
Basic and diluted income (loss) per share	$(0.00)	$(0.11)	$0.82	$(0.91)

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of the ASC 340-10-S99-1, “Other Assets and Deferred Costs” and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs of approximately $1,134,000 consist principally of costs incurred in connection with preparation for the Initial Public Offering. These costs, together with the underwriter fees of $19,500,000 in the aggregate, totaled approximately $20,634,000. Of such offering costs, approximately $20,092,000 were initially charged to Class A common stock subject to possible redemption upon completion of the Initial Public Offering and approximately $542,000, which were allocated to the Public Warrants and the Private Placement Warrants, and initially in Additional Paid-In Capital.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrants

The Company accounts for the Public Warrants (as defined below) and Private Placement Warrants as equity-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period while the warrants are outstanding.

The Company allocated the IPO proceeds from the Units between Class A common stock and warrants, using the relative fair value method.

Forward Purchase Agreement Liability

On October 21, 2021, the Company entered into a forward purchase agreement with M3-Brigade III FPA LP, an affiliate of the Sponsor, which provides for the purchase of up to $40,000,000 of shares of Class A common stock, for a purchase price of $10.00 per share (the “Forward Purchase Agreement”), in a private placement to occur in connection with the closing of a Business Combination. The obligations under the Forward Purchase Agreement do not depend on whether any shares of Class A common stock are redeemed by our public stockholders. The forward purchase shares will be identical to the shares of Class A common stock included in the units sold in the Initial Public Offering, except the forward purchase shares will be subject to transfer restrictions and certain registration rights, as described in the Forward Purchase Agreement.

On December 14, 2022, the Company entered into an FPA Termination Agreement, by and among the Company, M3-Brigade III FPA LP, HT Investments, LLC, Brigade Capital GP, LLC, and the Sponsor, pursuant to which, among other things, the parties agreed to terminate the forward purchase agreement, dated October 21, 2021, by and between the Company and M3-Brigade FPA LP. While the Company has entered into the agreement to terminate the forward purchase option, the forward purchase option remains outstanding until the closing of the Business Combination.

The Company accounts for the Forward Purchase Agreement (“FPA Agreement”) as a derivative instrument in accordance with the guidance in ASC 815-40. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. The ability of the Company to receive any of the proceeds of the FPA Agreement is dependent upon the financial metrics of the business combination target, among other factors, rendering the receipt of such proceeds outside the control of the Company. Accordingly, a $338,517 and $0 has been ascribed to such liability at December 31, 2022 and 2021, respectively.

Subscription Purchase Agreement Liability

On December 14, 2022, the Company entered into the Subscription Purchase Agreements (see Note 1). The Company accounts for the Subscription Purchase Agreements as a derivative instrument in accordance with the guidance in ASC 815-40. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. The ability of the Company to receive any of the proceeds of the Subscription Purchase Agreements is dependent upon the financial metrics of the business combination target, among other factors, rendering the receipt of such proceeds outside the control of the Company. Accordingly, a $1,325,615 and $0 has been ascribed to such liability at December 31, 2022 and 2021, respectively.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, with the exception of the forward purchase agreement and marketable securities held in Trust Account, approximates the carrying amounts as presented in the accompanying balance sheets, primarily due to their short-term nature. The fair value of the forward purchase agreement liability and investments and marketable securities held in trust is discussed further in Note 10.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position relating to income taxes.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income tax examinations by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recently Adopted Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 30,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable public warrant (“Public Warrant”), including the issuance of 3,900,000 Units as a result of the underwriter’s partial exercise of its option to purchase up to 3,915,000 additional Units. A total of 10,000,000 redeemable public warrants were issued. Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment at any time commencing on the later of 12 months from the IPO or 30 days after the completion of the Company’s initial business combination.

The Company paid an underwriting fee of 2.0% of the per Unit offering price to the underwriters at the closing of the Initial Public Offering, based upon the number of Units sold without giving effect to the exercise of the underwriter’s overallotment option. An additional 4.5% of the gross offering proceeds (or 6.5%, with respect to the portion of the gross offering proceeds attributable to the underwriter’s exercise of its overallotment option) will be payable upon the Company’s completion of a Business Combination (the “Deferred Discount”). The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) to the Sponsor and the Underwriter of an aggregate of 5,786,667 and 1,740,000 Private Placement Warrants, respectively at a price of $1.50 per Private Placement Warrant, resulting in gross proceeds of

$11,290,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment.

A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will be worthless.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On April 12, 2021, the Sponsor purchased 11,500,000 shares of Class B common stock (the “Founder Shares”) for $25,000. On September 7, 2021, the Company effected a reverse stock split of 0.625 of a share of Class B common stock for each outstanding share of Class B common stock, resulting in the Sponsor holding 7,187,500 founder shares. On October 21, 2021, the Company effected a stock dividend of ..044 of a share of Class B common stock for each outstanding share of Class B common stock, resulting in the Sponsor holding 7,503,750 founder shares. The Founder Shares are identical to the Class A common stock included in the Units being sold in the Initial Public Offering, except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below. Each Founder Share is automatically convertible to a share of Class A common stock on a one-for-one basis at the time of the Company’s initial business combination. The Founder Shares included an aggregate of up to 978,750 Founder Shares subject to forfeiture to the extent that the Underwriter’s over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On October 25, 2021, the Sponsor forfeited 3,750 Founder Shares in connection with the Underwriter not fully exercising their option to purchase additional units, resulting in the Sponsor holding 7,500,000 Founder Shares. All share amounts and related information have been retroactively restated to reflect the reverse stock split, stock dividend and share forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the shares of Class A common stock equal or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, consolidation capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

The Sponsor and Cantor Fitzgerald & Co. (“Cantor”) have purchased from the Company an aggregate of 7,526,667 Private Placement Warrants at a price of $1.50 per warrant (for a gross purchase price of $11,290,000), in a private placement that occurred simultaneously with the completion of the Initial Public Offering (the “Private Placement Warrants”). Our sponsor purchased 5,786,667 Private Placement Warrants and Cantor purchased the remaining 1,740,000 Private Placement Warrants. Each Private Placement Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50. No fractional shares will be issued upon exercise of the warrants. A portion of the purchase price the Private Placement Warrants was added to the proceeds from the Proposed Offering, such that a total of $303,000,000 was deposited in the Trust Account. The Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of the initial Business Combination and the Private Placement Warrants are non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants included in the Units sold in the Initial Public Offering. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the Units in the Initial Public Offering and have no net cash settlement provisions. The Company has classified the warrants within a component of stockholder’s deficit. Under the terms of the warrant agreement governing the Private Placement Warrants, the Company has agreed to use its best efforts to file a new registration statement under the Securities Act, following the completion of the Company’s initial Business Combination.

If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public stockholders and the Public Warrants issued to the Sponsor will expire worthless.

Due to Related Parties

On April 12, 2021, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company was able to borrow up to an aggregate principal amount of $250,000. The Promissory Note was non-interest bearing and was payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Initial Public Offering. No borrowings were made under the Promissory Note. Borrowing under this Promissory Note is no longer available.

An affiliate of the Sponsor paid $192,374 of expenses on behalf of the Company prior to the Initial Public Offering. Such advances were to be repaid by the Company out of funds held outside the Trust Account and were repaid on March 30, 2022. As of December 31, 2022 and 2021, there were $19,477 and $192,374 outstanding balance under due to related parties, respectively.

Forward Purchase Agreement

On October 21, 2021, the Company entered into a forward purchase agreement with M3-Brigade III FPA LP, an affiliate of the Sponsor, which provides for the purchase of up to $40,000,000 of shares of Class A common stock, for a purchase price of $10.00 per share (the “Forward Purchase Agreement”), in a private placement to occur in connection with the closing of a Business Combination. The obligations under the Forward Purchase Agreement do not depend on whether any shares of Class A common stock are redeemed by our public stockholders. The forward purchase shares will be identical to the shares of Class A common stock included in the units sold in the Initial Public Offering, except the forward purchase shares will be subject to transfer restrictions and certain registration rights, as described in the Forward Purchase Agreement.

The Company accounts for the Forward Purchase Agreement in accordance with the guidance in ASC 815- 40 and accounts for such agreements as derivative liability. The liability is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. A $338,517 and $0 has been ascribed to such liability at December 31, 2022 and 2021, respectively.

On December 14, 2022, the Company entered into an FPA Termination Agreement, by and among the Company, M3-Brigade III FPA LP, , HT Investments, LLC, Brigade Capital GP, LLC, and the Sponsor, pursuant to which, among other things, the parties agreed to terminate the forward purchase agreement, dated October 21, 2021, by and between the Company and M3-Brigade FPA LP. The termination of the forward purchase agreement is contingent upon the closing of the Business Combination.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account and interest accrued on funds in the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account and any interest accrued on funds in the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account, other than such interest earnings, would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.

NOTE 6 — ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company’s accrued expenses as of December 31, 2022 were comprised as follows:

Professional fees and expenses	$1,853,293
Printing and engraving	9,708
Other expenses	391,639
Total	$2,254,640

The Company’s accrued expenses as of December 31, 2021 were comprised as follows:

Professional fees and expenses	$397,000
NYSE listing and filing fees	172,000
Printing and engraving	40,000
Other expenses	165,431
Total	$774,431

Of such accrued expenses at December 31, 2022 and 2021, $150,517 and $319,235 are unpaid offering costs related to the Company’s IPO, respectively.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) signed prior to the effective date of the Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion into shares of Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy- back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Registration Rights Agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Underwriting Agreement

The Company granted the Underwriter a 45-day option from the date of Initial Public Offering to purchase up to 3,915,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discount. As of October 26, 2021, the underwriters had partially exercised their over-allotment option, resulting in the purchase of an additional 3,900,000 Units.

The Underwriter was paid a cash underwriting discount of $0.20 per Unit (without giving effect to the Units issued upon the partial exercise by the underwriter of its over-allotment option; or $0.17 per Unit after giving effect to the incremental Units issued pursuant to such exercise), or $5,220,000 in the aggregate, payable upon the closing of the Initial Public Offering. In addition, the Underwriter will be entitled to a deferred fee of $0.65 per Unit sold pursuant to the Initial Public Offering (after giving to the underwriter’s partial exercise of its overallotment option), or $14,280,000 in the aggregate. The deferred fee will become payable to the Underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Contingent Fee Arrangement

The Company entered into an agreement with a legal vendor to provide services in the event of a potential business combination. This agreement provides for payments of completion of due diligence and drafting of a definitive merger agreement, resulting in total payments of up to approximately $300,000 and is contingent and payable upon the completion of business combination. Additional fees will be payable to such legal vendor in the event that the initial business combination is satisfied, with the amount of such fees to be determined at that time based upon a variety of factors.

NOTE 8 — CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

Class A common stock subject to possible redemption is classified as a liability instrument and is measured at fair value. At December 31, 2022 and 2021, the Class A common stock subject to possible redemption reflected in the balance sheets is reconciled in the following table:

Proceeds at issuance date (October 26, 2021)	$300,000,000
Less:
Proceeds allocated to public warrants	(8,176,627)
Class A common stock issuance cost	(20,091,938)
Plus:
Accretion of carrying value to redemption value	31,268,565
Balance at December 31, 2021	303,000,000
Plus:
Accretion of carrying value to redemption value	3,188,408
Balance at December 31, 2022	$306,188,408

NOTE 9 — STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue a total of 1,000,000 shares of preferred stock at par value of $0.0001 each. At December 31, 2022 and 2021, there were no preferred shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 500,000,000 shares of Class A common stock at par value of $0.0001 each. As of December 31, 2022 and 2021, 30,000,000 shares of Class A common stock were issued and outstanding. All such shares are presented outside of permanent equity since the shares are subject to possible redemption by the holders of Class A common stock under the caption Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 7,500,000 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of shares of Class A common stock and holders of shares of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless the shares of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its reasonable best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating thereto until the warrants expire or, in the case of Public Warrants only, are redeemed. Notwithstanding the above, if the shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption for Public Warrants. Once the Public Warrants become exercisable, the Company may redeem for cash the outstanding Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each Public Warrant holder; and

●	if, and only if, the last reported sale price of the Class A common stock has been at least $18.00 per share (subject to adjustment in compliance with the public warrant agreement) for any ten (10) trading days within a 20-trading day period ending on the third (3rd) trading day prior to the date on which the notice of redemption is given to the public warrant holders.

The Company will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period or the Company elected to require the exercise of the Public Warrants on a “cashless basis” as described below. If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the agreement governing the Public Warrants. In determining whether to require all holders to exercise their Public Warrants on a “cashless basis”, the Company’s management will consider, among other factors, its cash position, the number of Public Warrants that are outstanding and the dilutive effect on the Company’s stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the Public Warrants. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Public Warrants, multiplied by the excess of the “fair market value” (as defined below) of the number of shares of Class A common stock over the exercise price of the Public Warrants by (y) the “fair market value.” Solely for purposes of this paragraph, the “fair market value” means the volume-weighted average last reported sale price of the shares of Class A common stock as reported for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Public Warrants. However, except as described below, the Public Warrants will not be adjusted for issuances of shares of Class A common stock at a price below their exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the Public Warrants may expire worthless.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable and will be exercisable at the election of the holder on a “cashless basis.”

A holder of a warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split- up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of the Company’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends of which are dividends up to $0.50 per share per year, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) as a result of the repurchase of shares of Class A common stock by the company if the proposed initial business combination is presented to the stockholders of the Company for approval, or (e) in connection with the redemption of the Company’s public shares upon the Company’s failure to complete the Company’s initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event. No other adjustments will be required to be made including for issuing Class A common stock at below market price and/or exercise price. If the number of outstanding shares of the Company’s Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock. Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial business combination at an issue price or effective issue price of less than $9.20 per common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the Company’s sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial business combination on the date of the consummation of the Company’s initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Company’s initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or any that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is are the continuing corporation and that does not result in any reclassification or reorganization of the Company’s outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of the Company’s Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s amended and restated certificate of incorporation or as a result of the repurchase of shares of Class A common stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or to correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. A change affecting the terms of the Private Placement Warrants will require the approval of holders of at least 50% of the Private Placement Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of Class A common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder. As a result, warrant holders not purchasing an even number of warrants must sell any odd number of warrants in order to obtain full value from the fractional interest that will not be issued The Private Placement Warrants (including the Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Company’s initial business combination (except, among other limited exceptions as described under “Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants,” to the Company’s officers and directors and other persons or entities affiliated with the sponsor) and they will not be redeemable by the Company so long as they are held by the sponsor or its permitted transferees. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the IPO. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that the Company has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Company’s Sponsor and permitted transferees is because it is not known at this time whether they will be affiliated with the Company following a business combination. If they remain affiliated with the Company, their ability to sell the Company’s securities in the open market will be significantly limited. The Company expects to have policies in place that prohibit insiders from selling the Company’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’s securities, an insider cannot trade in the Company’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, The Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, the Company’s Sponsor or an affiliate of the Company’s Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the Company’s initial business combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. In the event that the Company’s initial business combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Company’s Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Neither the Private Placement Warrants nor Public Warrants contain any provisions that change depending upon the characteristics of the holder of the warrant. The warrant agreements contain a provision wherein warrant holders can receive an alternative issuance, including as a result of a tender offer that constitutes a change of control. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. The Company’s Public and Private Placement Warrants are accounted for as equity.

NOTE 10 — RECURRING FAIR VALUE MEASUREMENTS

At December 31, 2022, the assets held in the Trust Account were substantially held in U.S. government securities and in mutual funds that invest primarily in U.S. government securities and, at December 31, 2021, the assets held in the Trust Account were substantially held in mutual funds that invest primarily in U.S. government securities, and (in either such case) reported at fair value. Fair values of these investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The Company’s forward purchase agreement liability and subscription purchase agreement liability are based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.

The fair value of the forward purchase agreement liability is classified within Level 3 of the fair value hierarchy and a $338,517 and $0 has been ascribed to such liability at December 31, 2022 and 2021, respectively. The fair value of the subscription purchase agreement liability is classified within Level 3 of the fair value hierarchy and a $1,325,615 and $0 has been ascribed to such liability at December 31, 2022 and 2021, respectively.

The following table presents fair value information as of December 31, 2022 and 2021 of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	Level	December 31, 2022	December 31, 2021
Assets:
Investments and marketable securities held in trust	1	$306,523,972	$303,005,300
Liabilities:
Forward purchase agreement liability	3	$338,517	$—
Subscription purchase agreement liability	3	$1,325,615	$—

Forward Purchase Agreement Liability

In order to calculate the fair value of the forward purchase agreement liability, the Company utilized the following inputs:

	December 31,	December 31,
	2022	2021
Probability of business combination	90%	100%
Underlying common stock price	$10.14	$9.87
Cash flow discount rate	3.99%	0.08%
Unit purchase price	$10.00	$10.00
Estimated maturity date	06/20/2023	6/14/2022
Probability of forward purchase agreement being utilized	0%	0%

The following table presents the changes in the fair value of the forward purchase agreement (“FPA”) liability:

FPA
Fair value as of January 1, 2022	$—
Change in fair value	338,517
Fair value as of December 31, 2022	$338,517

The changes in the fair value of the forward purchase agreement liability for the year ended December 31, 2022 and for the period from March 25, 2021 (inception) through December 31, 2021 are $338,517 and $0, respectively.

Subscription Purchase Agreement Liability

In order to calculate the fair value of the subscription purchase agreement liability, the Company utilized the following inputs:

	December 14, 2022
	(Initial measurement)	December 31, 2022
Probability of business combination	90%	90%
Underlying common stock price	$10.10	$10.14
Cash flow discount rate	4.68%	3.99%
Unit purchase price	$10.10	10.10
Estimated maturity date	06/20/2023	6/20/2023
Probability of subscription purchase agreement being utilized	0%	0%

The following table presents the changes in the fair value of the subscription purchase agreement (“SPA”) liability:

SPA
Fair value as of December 14, 2022 (initial measurement)	$1,224,602
Change in fair value	101,013
Fair value as of December 31, 2022	$1,325,615

The changes in the fair value of the subscription purchase agreement liability for the year ended December 31, 2022 and for the period from March 25, 2021 (inception) through December 31, 2021 are $101,013 and $0, respectively.

There were no transfers between levels during the year ended December 31, 2022 and for the period from March 25, 2021 (inception) through December 31, 2021.

NOTE 11 — INCOME TAXES

The components of income tax expense for the year ended December 31, 2022 and for the period from March 25, 2021 (inception) through December 31, 2021 are as follows:

	December 31,
	2022	2021
Federal:
Current income tax expense	$900,665	$1,600
Deferred income tax benefit	(217,432)	(118,032)
State and local:
Current income tax expense	—	—
Deferred income tax expense (benefit)	76,832	(76,832)
Valuation allowance	140,600	195,000
Income tax provision	$900,665	$1,600

Deferred tax benefits noted below are fully reserved due to the uncertainty of future utilization. The Company’s net deferred tax assets at December 31, 2022 and 2021 are as follows:

	December 31
	2022	2021
Startup/organization expenses	$336,457	$195,000
Net operating loss carryforward	(992)	—
Total deferred tax assets	335,465	195,000
Valuation allowance	(335,465)	(195,000)
Net deferred tax assets	$—	$—

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2022, the change in the valuation allowance was $140,465. For the period from March 25, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $195,000.

A reconciliation of the federal income tax rate to the Company’s effective tax rate for the year ended December 31, 2022 and for the period from March 25, 2021 (Inception) through December 31, 2021 is as follows:

		For the
		period from
		March 25,
		2021
	For the	(Inception)
	year ended	through
	December 31,	December 31,
	2022	2021
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	14.0%
True-up adjustment for state taxes	239.3%	0.0%
Business combination expenses	1,001.8%	0.0%
Fines and penalties	16.8%	0.0%
Change in fair value of forward purchase agreement liability	221.4%	0.0%
Change in fair value of subscription purchase agreement liability	867.1%	0.0%
Valuation allowance	437.9%	(35.0)%
Income tax provision	2,805.4%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax return for the year ended December 31, 2022 remains open to examination by the taxing authorities. The Company’s tax return for the period from March 25, 2021 (inception) through December 31, 2021 has been filed with taxing authorities on September 27, 2022.

NOTE 12 — SUBSEQUENT EVENTS

On January 18, 2023, the Company’s board of directors, at the request of the Sponsor, approved an extension of the period of time the Company has to consummate its initial business combination until April 26, 2023. On January 27, 2023, in connection with such extension, the Sponsor or its affiliates or designees deposited an additional of $1,696,500 into the Company’s Trust Account, in part from the Company’s working capital, for the benefit of the Company’s public stockholders.

Annex G

M3-BRIGADE ACQUISITION III CORP.

CONDENSED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2023	2022

Assets
Current assets:
Cash	$498,089	$497,693
Prepaid expenses and other current assets	17,995	5,853
Prepaid insurance	159,979	399,947
Prepaid income taxes	—	44,735
Total current assets	676,063	948,228

Marketable securities held in Trust Account	312,953,334	306,523,972
Total Assets	$313,629,397	$307,472,200

LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Liabilities
Current liabilities:
Accounts payable and accrued expenses	$2,487,999	$2,254,640
Due to related parties	20,747	19,477
Income taxes payable	1,354,702	—
Total current liabilities	3,863,448	2,274,117

Forward purchase agreement liability	—	338,517
Subscription purchase agreement liability	1,924,301	1,325,615
Deferred underwriting fees	14,280,000	14,280,000
Total liabilities	20,067,749	18,218,249

Commitments and Contingencies (Note 6)
Class A common stock subject to possible redemption
Class A common stock subject to possible redemption, $0.0001 par value; 500,000,000 shares authorized; 30,000,000 issued and outstanding as of June 30, 2023 and December 31, 2022	311,540,346	306,188,408

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 500,000,000 shares authorized (excluding 30,000,000 shares subject to possible redemption) as of June 30, 2023 and December 31, 2022	—	—
Class B common stock. $0.0001 par value, 50,000,000 shares authorized; 7,500,000 issued and outstanding as of June 30, 2023 and December 31, 2022	750	750
Additional paid in capital	—	—
Accumulated deficit	(17,979,448)	(16,935,207)
Total Stockholders’ Deficit	(17,978,698)	(16,934,457)
TOTAL LIABILITIES, CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$313,629,397	$307,472,200

The accompanying notes are an integral part of the unaudited condensed financial statements.

M3-BRIGADE ACQUISITION III CORP.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating costs	$557,726	$263,380	$917,060	$615,801
Loss from operations	(557,726)	(263,380)	(917,060)	(615,801)

Other income (expense):
Change in fair value of forward purchase agreement liability	43,105	341,659	338,517	(38,381)
Change in fair value of subscription purchase agreement liability	318,612	—	(598,686)	—
Gain on marketable securities (net), dividends and interest on cash and marketable securities held in Trust Account	$3,607,144	61,838	6,916,363	92,350
Total other income, net	3,968,861	403,497	6,656,194	53,969

Income (Loss) before provision for income taxes	3,411,135	140,117	5,739,134	(561,832)
Provision for income taxes	(747,000)	—	(1,431,437)	—
Net income (loss)	$2,664,135	$140,117	$4,307,697	$(561,832)

Weighted average shares outstanding, Class A redeemable common stock	30,000,000	30,000,000	30,000,000	30,000,000
Basic and diluted net (loss) income per share, Class A redeemable common stock	$0.09	$0.00	$0.15	$(0.02)

Weighted average shares outstanding, Class B common stock	7,500,000	7,500,000	7,500,000	7,500,000
Basic and diluted net (loss) income per share, Class B common stock	$0.00	$0.00	$(0.03)	$(0.02)

The accompanying notes are an integral part of the unaudited condensed financial statements.

M3-BRIGADE ACQUISITION III CORP.

CONDENSED STATEMENTS OF CHANGES IN CLASS A ORDINARY SHARES SUBJECT TO
POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	Class A
	common stock subject		Class B		Additional		Total
	to possible redemption		common stock		Paid In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — January 1, 2023	30,000,000	$306,188,408	7,500,000	$750	$—	$(16,935,207)	$(16,934,457)
Accretion of Class A common stock to redemption value	—	2,609,796	—	—	—	(2,609,796)	(2,609,796)
Net income	—	—	—	—	—	1,643,562	1,643,562
Balance — March 31, 2023	30,000,000	$308,798,204	7,500,000	$750	$—	$(17,901,441)	$(17,900,691)
Accretion of Class A common stock to redemption value	—	2,742,142	—	—	—	(2,742,142)	(2,742,142)
Net income	—	—	—	—	—	2,664,135	2,664,135
Balance — June 30, 2023	30,000,000	$311,540,346	7,500,000	$750	$—	$(17,979,448)	$(17,978,698)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

	Class A
	common stock subject		Class B		Additional		Total
	to possible redemption		common stock		Paid In	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance — December 31, 2021	30,000,000	$303,000,000	7,500,000	$750	—	$(12,878,238)	$(12,877,488)
Accretion of Class A common Stock to Redemption Value	—	35,812	—	—	—	(35,812)	(35,812)
Net loss	—	—	—	—	—	(701,949)	(701,949)
Balance — March 31, 2022	30,000,000	$303,035,812	7,500,000	$750	—	$(13,615,999)	$(13,615,249)
Accretion of Class A common Stock to Redemption Value	—	61,838	—	—	—	(61,838)	(61,838)
Net income	—	—	—	—	—	140,117	140,117
Balance — June 30, 2022	30,000,000	$303,097,650	7,500,000	$750	—	$(13,537,720)	$(13,536,970)

The accompanying notes are an integral part of the unaudited condensed financial statements.

M3-BRIGADE ACQUISITION III CORP.

CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended June 30
	2023	2022
Cash Flows from Operating Activities:
Net income (loss)	$4,307,697	$(561,832)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in fair value of forward purchase agreement liability	(338,517)	38,381
Change in fair value of subscription purchase agreement liability	598,686	—
Gain on marketable securities (net), dividends and interest on cash and marketable securities held in Trust Account	(6,105,877)	(92,350)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(12,142)	(9,918)
Prepaid insurance	239,968	239,968
Prepaid income taxes	44,735	—
Income taxes payable	1,354,702	—
Accounts payable and accrued expenses	233,359	245,492
Net cash provided by (used in) operating activities	322,611	(140,259)

Cash Flows from Investing Activities:
Investments of cash into Trust Account	—	(16,603)
Proceeds from redemption of U.S. government securities held in Trust Account	310,537,998	303,035,557
Purchase of U.S. government securities	—	(303,018,954)
Purchase of marketable securities held in Trust Account	(310,861,483)	—
Net cash used in investing activities	(323,485)	—

Cash Flows from Financing Activities:
Proceeds from related party	1,270	—
Repayment of due to related parties	—	(192,374)
Net cash provided by (used in) financing activities	1,270	(192,374)

Net Change in Cash	396	(332,633)
Cash – Beginning of period	497,693	1,485,734
Cash – End of period	$498,089	$1,153,101

Supplemental disclosure of non-cash investing and financing activities:
Accretion of Class A common stock to redemption value	$5,351,938	$97,650

Supplemental cash information:
Payment for income taxes	$32,000	$—

The accompanying notes are an integral part of the unaudited condensed financial statements.

M3-BRIGADE ACQUISITION III CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

June 30, 2023
(Unaudited)

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS

M3-Brigade Acquisition III Corp. (the “Company”) is a blank check company incorporated as a Delaware corporation on March 25, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from March 25, 2021 (inception) through June 30, 2023 relates to the Company’s formation and the initial public offering (“IPO”), which is described below, and its activities relating to the sourcing of an initial Business Combination. The Company believes it will not generate any operating revenue until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of dividend and interest income from the proceeds derived from the IPO.

The Company’s sponsor is M3-Brigade Sponsor III LP, a Delaware limited liability company (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on October 21, 2021 (the “Effective Date”). On October 26, 2021, the Company consummated the IPO of 30,000,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300,000,000. The underwriters had a 45-day option from the effectiveness date of the IPO (October 21, 2021) to purchase up to an additional 3,915,000 units to cover over-allotments, if any. The underwriters purchased 3,900,000 additional units pursuant to this right as part of the IPO, which units are included in the 30,000,000 total IPO units. On December 4, 2021, the underwriters’ remaining over-allotment option expired unexercised.

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,786,667 and 1,740,000 Private Placement Warrants (the “Private Warrants”) to the Sponsor and Underwriter, respectively at a price of $1.50 per Private Warrant, generating total gross proceeds of $11,290,000.

Following the closing of the Initial Public Offering on October 26, 2021, an amount of $303,000,000 ($10.10 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in the Trust Account. This amount included $3,000,000 from the sale of the Private Placement Warrants in order to provide the investors a $10.10 redemption value per share or $303,000,000 total redemption value. The funds held in the Trust Account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company, after signing a definitive agreement for a Business Combination, will either (i) seek stockholder approval of the Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to commencement of the tender offer, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Business Combination or will allow stockholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval unless a vote is required by stock exchange rules. If the Company seeks stockholder approval, it will complete its Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Business Combination, and instead may search for an alternate Business Combination.

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.10 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights with respect to the Company’s warrants. The Public Shares subject to redemption are recorded as temporary equity upon the completion of the Initial Public Offering and subsequently accreted to redemption value in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity”.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares (a) in connection with the Company’s liquidation, (b) if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and (c) in connection with certain amendments to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”). In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, “Redeemable Non-controlling Interest, Equity”, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of the shares of Class A common stock classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20, “Debt— Debt with Conversion and other Options”. Because of the redemption feature noted above, the shares of Class A common stock are subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit.

Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s Business Combination. If the Company seeks stockholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares (as defined in Note 4) if the Company fails to complete a Business Combination within the Combination Period (as defined below) and (c) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

The Company’s charter provides that it initially had until October 26, 2022, which was 12 months from the closing of the Initial Public Offering, to complete a Business Combination, but also provides the Company with the right to (a) extend such period of time by up to 3 months, up to four times (each, an “Optional Extension”) and (b) seek an extension of such time period to a later date pursuant to an amendment to the Company’s amended and restated certificate of incorporation (the period in which to complete an initial Business Combination, after giving effect to any extensions, being referred to as the “Combination Period”). In order to effect an Optional Extension, the Sponsor is required to give at least five days’ advance notice to the Company prior to the applicable deadline and then to deposit an additional $1,696,500 into the Company’s Trust Account for the benefit of the Company’s public stockholders, which amount may be drawn, in part, from the accrued interest held in the Trust, and deposited into the Trust. The Company’s board of directors, at the request of the Sponsor, has approved three Optional Extensions, such that the period of time available to the Company to consummate an initial Business Combination currently expires on July 26, 2023, and the Company retains one additional Extension Option to extend such date to October 26, 2023. In connection with the exercise of each such Extension Option, the Company has deposited an additional $1,696,500 into the Trust Account for the benefit of the Company’s public stockholders, which amount was drawn, in part, from the accrued interest held in the Trust and deposited into the Trust. The Company’s charter allows distribution of accrued interest on the Trust Account to be withdrawn from the Company’s Trust Account for working capital purposes. The Company’s stockholders are not entitled to vote on or redeem their shares in connection with the exercise of any Optional Extensions. The Sponsor is not obligated to extend the time for the Company to complete a Business Combination.

If the Company has not completed a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to pay taxes or working capital requirements (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

On April 13, 2023, the Company’s board of directors, at the request of the Sponsor, approved an extension of the period of time the Company has to consummate its initial business combination from April 26, 2023 to July 26, 2023. On April 18, 2023, in connection with such extension, the Sponsor and its affiliates or designees deposited an additional of $1,696,500 into the Company’s Trust Account, which amount was drawn, in part, from the accrued interest held in the Trust, and deposited into the Trust Account. On July 20, 2023, the Company issued a press release announcing the approval by the Company’s board of directors, at the request of M3-Brigade Sponsor III LP (the “Sponsor”), of an extension of the period of time the Company has to consummate its initial business combination until October 26, 2023 and an additional deposit of $1,696,500 was placed in the Company’s Trust Account on July 27, 2023, which amount was drawn, in part, from the accrued interest held in the Trust Account.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.10 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the Underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

The Company has not independently verified whether the Company’s Sponsor has sufficient funds to satisfy its indemnity obligations and the Company’s Sponsor may not be able to satisfy those obligations. The Company has not asked the Company’s Sponsor to reserve for such eventuality. The Company believes the likelihood of the Company’s Sponsor having to indemnify the Trust Account is limited because the Company will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Recent Developments

Appointment of new members to Board of Directors

On November 1, 2022, the Company appointed two new members to its Board of Directors, each of whom was to be paid a fee of $125,000 for his services. Such fees were paid in full in December 2022.

Business Combination Agreement

On December 14, 2022, the Company (“MBSC”) entered into a Business Combination Agreement (as amended on April 21, 2023 and June 15, 2023, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among MBSC, Greenfire Resources Ltd., an Alberta corporation (“PubCo”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo, 2476276 Alberta ULC, an Alberta corporation and a direct, wholly owned subsidiary of PubCo, and Greenfire Resources Inc., an Alberta corporation. The following description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Annex A to the definitive proxy statement filed with the SEC on August 14, 2023. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Conditions to the Closing

The consummation of the Transactions is subject to the satisfaction or waiver of certain customary closing conditions, among others (i) the approval of the Transactions and related matters by the equity holders of the Company and Greenfire, (ii) the absence of any laws or injunctions prohibiting the Transactions, (iii) the accuracy (subject to agreed materiality thresholds) of the parties’ representations and warranties contained in the Business Combination Agreement, (iv) the absence of any “Material Adverse Effect” on either the Company or Greenfire, (v) approval for listing of the PubCo Common Shares by the New York Stock Exchange, (vi) approval of the Plan of Arrangement by the Alberta Court of King’s Bench, and (vii) the parties’ compliance in all material respects with their respective covenants under the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (a) by mutual written consent of the Company and Greenfire, (b) by either the Company or Greenfire, if the approval of the equity holders of the Company or Greenfire is not obtained, (c) by either the Company or Greenfire, if the other party has materially breached its covenants or representations under the Business Combination Agreement, (d) by either the Company or Greenfire, if the Closing has not occurred on or before September 14, 2023, subject to either party’s ability to extend such date by two three-month periods in the event that specified approvals have not been obtained, (e)  by either the Company or Greenfire, if there is a final, non-appealable order of a governmental authority prohibiting the consummation of the Transactions, and (f) by the Company if Greenfire has not delivered certain specified financial statements by April 15, 2023. There have been no termination events to date of filing this Form 10-Q.

Subscription Purchase Agreements

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the Company entered into subscription agreements (the “Subscription Purchase Agreements”) with certain investors (the “Transaction Financing Investors”), pursuant to which the Transaction Financing Investors have subscribed for an aggregate of (i) 4,950,496 the Company’s Class A Shares for an aggregate purchase price of approximately $50,000,000 (the “PIPE Investment”). The Transaction Financing will be consummated prior to or substantially concurrently with the Closing.

The PIPE Investment will be automatically reduced based on the amount remaining in the Trust Account after giving effect to any redemptions by the Company’s Class A common shareholders.

Greenfire Shareholder Support Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the Company, PubCo, Merger Sub, Canadian Merger Sub and Greenfire entered into a Shareholder Support Agreement with certain Greenfire shareholders (the “Greenfire Shareholder Support Agreement”), pursuant to which, among other things, such Greenfire shareholders have agreed to vote their Greenfire Shares to approve and adopt the Business Combination Agreement and the Transactions.

Sponsor Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the Sponsor, the Company, PubCo and Greenfire entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote in favor of and support the Business Combination Agreement and the Transactions, (b) consummate the Sponsor Class B Share Forfeitures and the Sponsor Warrant Forfeiture in accordance with the Business Combination Agreement and (c) make a cash payment of $1,000,000 to Greenfire promptly following the Closing.

Investor Support Agreements

Concurrently with the execution of the Business Combination Agreement, the Company entered into Investor Support Agreements with certain holders of the Company’s outstanding public warrants, pursuant to which, among other things, such warrant holders agreed to vote all of the Company’s public warrants currently held by them in favor of any amendment to the terms of the Company’s public warrants solely to amend the terms of the public warrants together with any amendments required to give effect thereto such that all of the public warrants shall be exchanged for $0.50 per whole SPAC Warrant upon the closing of the Business Combination.

Risks and Uncertainties

In February 2022, the Russian Federation launched a military campaign against Ukraine. In response to these actions, the United States, the European Union and other governmental authorities have imposed a series of sanctions and penalties upon Russia and certain of its political and business leaders, and may impose additional sanctions and penalties, which restrict the ability of companies throughout the world to do business with Russia. In addition, a number of companies throughout the world who were not directly restricted by those sanctions have voluntarily elected to cease doing business with companies affiliated with Russia and it is anticipated that Russia will continue to retaliate with its own restrictions and sanctions. It is expected that these events will have an impact upon, among other things, financial markets for the foreseeable future. If the disruptions caused by these events continue for an extended period of time, our ability to search for a business combination or finance such business combination, and the business, operations and financial performance of any target business with which we ultimately consummate a business combination, may be materially adversely affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Going Concern

At June 30, 2023, the Company had $498,089 of cash outside of the Trust Account and a working capital deficit of $3,187,385. Management expects to incur significant costs in pursuit of its acquisition plans. The Company believes it will need to raise additional funds in order to meet the expenditures required for operating its business and to consummate a business combination. Moreover, the Company may need to obtain additional financing or draw on the Working Capital Loans either to complete a Business Combination or because it becomes obligated to redeem a significant number of the Public Shares upon consummation of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. In addition, following the Business combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations. As of June 30, 2023 and December 31, 2022, there were no amounts outstanding under any Working Capital Loans.

Additionally, related parties have paid certain offering and operating costs on behalf of the Company as needed. As of June 30, 2023 and December 31, 2022, the Company owed $20,747 and $19,477 respectively, to the related parties on account of unreimbursed expenses incurred in connection with the sourcing of its initial Business Combination.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. The Company may need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential Business Combination transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the date these financial statements are issued.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023. The interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions, including, but not limited to, not being required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2023 and December 31, 2022.

Marketable Securities Held in Trust Account

At June 30, 2023 and December 31, 2022, investment securities in the Company’s Trust Account consisted of U.S. government securities and mutual funds that invest primarily in U.S. government securities. Since all of the Company’s permitted investments consist of treasury securities, fair values of its investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

These securities are presented on the balance sheets at fair value at the end of each reporting period. Earnings on these securities are included in Gain on marketable securities (net), dividends and interest on cash and marketable securities held in Trust Account in the accompanying statements of operations and are automatically reinvested. The fair value for these securities is determined using quoted market prices in active markets for identical assets.

During the three and six months ended June 30, 2023, the Company withdrew $1,646,500 of dividend and interest income from the Trust Account for payment of the extension fee. For the three and six months ended June 30, 2022, there were no withdrawal of interest income from the Trust account for payment of an extension fee.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage. At June 30, 2023 and December 31, 2022, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC 480. Conditionally redeemable Class A common stock (including Class A common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity outside of the stockholders’ deficit section of the balance sheets.

The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in accumulated deficit. While the Trust Account balance is reduced by the actual tax payments and withdrawal for payment of working capital expenses, it is acceptable for Class A common stock subject to possible redemption balance to be reduced by the eligible tax expenses recorded (paid or unpaid) under the assumption that the accrued amount will be paid eventually, so such amount does not belong to the public investors. For the six months ended June 30, 2023, the Company recorded $6,916,373, in accretion related to Gain on marketable securities (net), dividends and interest on cash and marketable securities held in Trust Account and deposit made representing the payment for extension fee. Accretion attributable to the holders of the Class A common stock subject to possible redemption is reduced by $50,000 and $114,987 and $50,000 and $100,000 of franchise taxes payable for the three and six months ended June 30, 2023 and 2022, and $747,000 and $1,431,437 and $0 and $0 for the three and six months ended June 30, 2023 and 2022, respectively.

Net Income (Loss) Per Common Stock

Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for each of the periods, excluding common shares forfeited. The Company has not considered the effect of the 10,000,000 and 7,526,667 shares of Class A common stock issuable upon exercise of the public and private warrants, respectively, in the calculation of diluted net income (loss) per share, since the exercise of such warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s statements of operations include a presentation of net income (loss) per share for Class A common stock subject to possible redemption in a manner similar to the two-class method of net income (loss) per common stock. As of June 30, 2023 and December 31, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the periods presented.

The net income (loss) per common share presented in the statements of operations is based upon the following:

	For the Three Months Ended June 30, 2023	For the Three Months Ended June 30, 2022
Net income	$2,664,135	$140,117
Accretion of temporary equity to redemption value	(2,742,142)	(61,838)
Net (loss) income including accretion of temporary equity to redemption value	$(78,007)	$78,279

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Net income (loss)	$4,307,697	$(561,832)
Accretion of temporary equity to redemption value	(5,351,938)	(97,650)
Net loss including accretion of temporary equity to redemption value	$(1,044,241)	$(659,482)

The following table reflects the calculation of basic and diluted net income (loss) per common stock (in dollars, except per share amounts):

	For the Three Months Ended June 30,
	2023		2022
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per share:
Numerator:
Allocation of net (loss) income including accretion of temporary equity	$(62,406)	$(15,601)	$62,624	$15,656
Allocation of accretion of temporary equity to redemption value	2,742,142	—	61,838	—
Allocation of net (loss) income	$2,679,736	$(15,601)	$124,461	$15,656
Denominator:
Weighted-average shares outstanding	30,000,000	7,500,000	30,000,000	7,500,000
Basic and diluted net (loss) income per share	$0.09	$0.00	$0.00	$0.00

	For the Six Months Ended June 30,
	2023		2022
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(835,392)	$(208,849)	$(527,586)	$(131,896)
Allocation of accretion of temporary equity to redemption value	5,351,938	—	97,650	—
Allocation of net income (loss)	$4,516,546	$(208,849)	$(429,936)	$(131,896)
Denominator:
Weighted-average shares outstanding	30,000,000	7,500,000	30,000,000	7,500,000
Basic and diluted net income (loss) per share	$0.15	$(0.03)	$(0.02)	$(0.02)

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815, “Derivatives and Hedging”. Derivative instruments are recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative assets and liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrants

The Company accounts for the Public Warrants and Private Placement Warrants as equity-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period while the warrants are outstanding.

The Company allocated the IPO proceeds from the Units between Class A common stock and warrants, using the relative fair value method.

Forward Purchase Agreement Liability

On October 21, 2021, the Company entered into a forward purchase agreement with M3-Brigade III FPA LP, an affiliate of the Sponsor, which provides for the purchase of up to $40,000,000 of shares of Class A common stock, for a purchase price of $10.00 per share (the “Forward Purchase Agreement”), in a private placement to occur in connection with the closing of a Business Combination. The obligations under the Forward Purchase Agreement do not depend on whether any shares of Class A common stock are redeemed by our public stockholders. The forward purchase shares will be identical to the shares of Class A common stock included in the units sold in the Initial Public Offering, except the forward purchase shares will be subject to transfer restrictions and certain registration rights, as described in the Forward Purchase Agreement.

On December 14, 2022, the Company entered into an FPA Termination Agreement, by and among the Company, M3-Brigade III FPA LP, HT Investments, LLC, Brigade Capital GP, LLC, and the Sponsor, pursuant to which, among other things, the parties agreed to terminate the forward purchase agreement, dated October 21, 2021, by and between the Company and M3-Brigade FPA LP. The termination of the forward purchase agreement is contingent upon the closing of the Business Combination.

The Company accounts for the Forward Purchase Agreement (“FPA Agreement”) as a derivative instrument in accordance with the guidance in ASC 815-40. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. The ability of the Company to receive any of the proceeds of the FPA Agreement is dependent upon the financial metrics of the business combination target, among other factors, rendering the receipt of such proceeds outside the control of the Company. Accordingly, $0 and $338,517 has been ascribed to such liability as of June 30, 2023 and December 31, 2022, respectively.

Subscription Purchase Agreement Liability

On December 14, 2022, the Company entered into Subscription Purchase Agreements. The Company accounts for the Subscription Purchase Agreements as a derivative instrument in accordance with the guidance in ASC 815-40. The instrument is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. The ability of the Company to receive any of the proceeds of the Subscription Purchase Agreements is dependent upon the financial metrics of the business combination target, among other factors, rendering the receipt of such proceeds outside the control of the Company. Accordingly, $1,924,301 and $1,325,615 has been ascribed to such liability as of June 30, 2023 and December 31, 2022, respectively.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, with the exception of the forward purchase agreement, the subscription purchase agreement liability, and marketable securities held in Trust Account, approximates the carrying amounts as presented in the accompanying balance sheets, primarily due to their short- term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Income Taxes

ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the unaudited condensed financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of June 30, 2023 and December 31, 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it, respectively.

ASC 740-270-25-2 requires that an annual effective tax rate be determined, and such annual effective rate applied to year-to-date income in interim periods under ASC 740-270-30-5. Our effective tax rate was 21.90% and 0% for the three months ended June 30, 2023 and 2022, respectively, and 24.94% and 0% for the six months ended June 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended June 30, 2023 and 2022, due to changes in fair value in forward purchase agreement, subscription purchase agreement and the valuation allowance on the deferred tax assets.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private sale (the “Private Placement”) to the Sponsor and the Underwriter of an aggregate of 5,786,667 and 1,740,000 Private Placement Warrants, respectively at a price of $1.50 per Private Placement Warrant, resulting in gross proceeds of $11,290,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment.

A portion of the proceeds from the Private Placement Warrants was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will be worthless.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

NOTE 4 — RELATED PARTY TRANSACTIONS

Founder Shares

On April 12, 2021, the Sponsor purchased 11,500,000 shares of Class B common stock (the “Founder Shares”) for $25,000. On September 7, 2021, the Company effected a reverse stock split of 0.625 of a share of Class B common stock for each outstanding share of Class B common stock, resulting in the Sponsor holding 7,187,500 founder shares. On October 21, 2021, the Company effected a stock dividend of ..044 of a share of Class B common stock for each outstanding share of Class B common stock, resulting in the Sponsor holding 7,503,750 founder shares. The Founder Shares are identical to the Class A common stock included in the Units being sold in the Initial Public Offering, except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below. Each Founder Share is automatically convertible to a share of Class A common stock on a one-for-one basis at the time of the Company’s initial business combination. The Founder Shares included an aggregate of up to 978,750 Founder Shares subject to forfeiture to the extent that the Underwriter’s over-allotment was not exercised in full or in part, so that the number of Founder Shares would equal, on an as-converted basis, approximately 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On October 25, 2021, the Sponsor forfeited 3,750 Founder Shares in connection with the Underwriter not fully exercising their option to purchase additional units, resulting in the Sponsor holding 7,500,000 Founder Shares. All share amounts and related information have been retroactively restated to reflect the reverse stock split, stock dividend and share forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the closing price of the shares of Class A common stock equal or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, consolidation capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

The Sponsor and Cantor Fitzgerald & Co. (“Cantor”) have purchased from the Company an aggregate of 7,526,667 private placement warrants at a price of $1.50 per warrant (for a gross purchase price of $11,290,000), in a private placement that occurred simultaneously with the completion of the Initial Public Offering (the “Private Placement Warrants”). Our sponsor purchased 5,786,667 Private Placement Warrants and Cantor purchased the remaining 1,740,000 Private Placement Warrants. Each Private Placement Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50. No fractional shares will be issued upon exercise of the warrants. A portion of the purchase price the Private Placement Warrants was added to the proceeds from the Proposed Offering, such that a total of $303,000,000 was deposited in the Trust Account. The Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of the initial Business Combination and the Private Placement Warrants are non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants included in the Units sold in the Initial Public Offering. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the Units in the Initial Public Offering and have no net cash settlement provisions. The Company has classified the warrants within a component of stockholder’s deficit. Under the terms of the warrant agreement governing the Private Placement Warrants, the Company has agreed to use its best efforts to file a new registration statement under the Securities Act, following the completion of the Company’s initial Business Combination.

If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public stockholders and the Public Warrants issued to the Sponsor will expire worthless.

Due to Related Parties

An affiliate of the Sponsor paid $192,374 of expenses on behalf of the Company prior to the Initial Public Offering. Such advances were to be repaid by the Company out of funds held outside the Trust Account and were repaid on March 30, 2022. As of June 30, 2023 and December 31, 2022, there were $20,747 and $19,477 outstanding balance under due to related parties, respectively.

Forward Purchase Agreement

On October 21, 2021, the Company entered into a forward purchase agreement with M3-Brigade III FPA LP, an affiliate of the Sponsor, which provides for the purchase of up to $40,000,000 of shares of Class A common stock, for a purchase price of $10.00 per share (the “Forward Purchase Agreement”), in a private placement to occur in connection with the closing of a Business Combination. The obligations under the Forward Purchase Agreement do not depend on whether any shares of Class A common stock are redeemed by our public stockholders. The forward purchase shares will be identical to the shares of Class A common stock included in the units sold in the Initial Public Offering, except the forward purchase shares will be subject to transfer restrictions and certain registration rights, as described in the Forward Purchase Agreement.

The Company accounts for the Forward Purchase Agreement in accordance with the guidance in ASC 815- 40 and accounts for such agreements as derivative liability. The liability is subject to re-measurement at each balance sheet date, with changes in fair value recognized in the statements of operations. As of June 30, 2023 and December 31, 2022, the liability on account of the Forward Purchase Agreement was $0 and $338,517, respectively.

On December 14, 2022, the Company entered into an FPA Termination Agreement, by and among the Company, M3-Brigade III FPA LP, HT Investments, LLC, Brigade Capital GP, LLC, and the Sponsor, pursuant to which, among other things, the parties agreed to terminate the forward purchase agreement, dated October 21, 2021, by and between the Company and M3-Brigade FPA LP. The termination of the Forward Purchase Agreement is contingent upon the closing of the Business Combination.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account and interest accrued on funds in the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account and any interest accrued on funds in the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account, other than such interest earnings, would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. As of June 30, 2023 and December 31, 2022, the Company had no borrowings under the Working Capital Loans.

NOTE 5 — ACCRUED EXPENSES

The Company’s accrued expenses as of June 30, 2023 were comprised as follows:

Professional fees and expenses	$1,944,051
Delaware franchise tax	495,286
Other expenses	48,662
Total	$2,487,999

The Company’s accrued expenses as of December 31, 2022 were comprised as follows:

Professional fees and expenses	$1,853,293
Delaware franchise tax	380,299
Other expenses	21,048
Total	$2,254,640

Of such accrued expenses at June 30, 2023 and December 31, 2022, $150,517 are unpaid offering costs related to the Company’s IPO, respectively.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”) signed prior to the effective date of the Initial Public Offering requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion into shares of Class A common stock). The holders of these securities are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy- back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Registration Rights Agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering our securities. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Underwriting Agreement

The Company granted the Underwriter a 45-day option from the date of Initial Public Offering to purchase up to 3,915,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discount. The underwriters partially exercised their over-allotment option, resulting in the purchase of an additional 3,900,000 Units, and the underwriters’ remaining over-allotment option expired unexercised on December 4, 2021.

The Underwriter was paid a cash underwriting discount of $0.20 per Unit (without giving effect to the Units issued upon the partial exercise by the underwriter of its over-allotment option; or $0.17 per Unit after giving effect to the incremental Units issued pursuant to such exercise). In addition, the Underwriter will be entitled to a deferred fee of $0.65 per Unit sold pursuant to the Initial Public Offering (after giving to the underwriter’s partial exercise of its overallotment option), or $14,280,000 in the aggregate. The deferred fee will become payable to the Underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Contingent Fee Arrangement

The Company entered into an agreement with a legal vendor to provide services in the event of a potential business combination. This agreement provides for payments of completion of due diligence and drafting of a definitive merger agreement, resulting in total payments of up to approximately $300,000 and is contingent and payable upon the completion of business combination. Additional fees will be payable to such legal vendor in the event that the initial business combination is satisfied, with the amount of such fees to be determined at that time based upon a variety of factors. As of June 30, 2023, no amount was accrued under this agreement.

NOTE 7 — CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

Class A common stock subject to possible redemption is classified as a liability instrument and is measured at fair value. At June 30, 2023 and December 31, 2022, the Class A common stock subject to possible redemption reflected in the condensed balance sheets is reconciled in the following table:

Proceeds at issuance date (October 26, 2021)	$300,000,000
Less:
Proceeds allocated to public warrants	(8,176,627)
Class A common stock issuance cost	(20,091,938)
Plus:
Accretion of carrying value to redemption value	34,456,973
Balance at December 31, 2022	306,188,408
Plus:
Accretion of carrying value to redemption value	2,609,796
Balance at March 31, 2023	308,798,204
Plus:
Accretion of carrying value to redemption value	2,742,142
Balance at June 30, 2023	$311,540,346

NOTE 8 — STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue a total of 1,000,000 shares of preferred stock at par value of $0.0001 each. At June 30, 2023 and December 31, 2022, there were no preferred shares issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 500,000,000 shares of Class A common stock at par value of $0.0001 each. As of June 30, 2023 and December 31, 2022, 30,000,000 shares of Class A common stock issued and outstanding. All such shares are presented outside of permanent equity since the shares are subject to possible redemption by the holders of Class A common stock.

Class B Common Stock — The Company is authorized to issue 50,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. As of June 30, 2023 and December 31, 2022, there were 7,500,000 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of shares of Class A common stock and holders of shares of Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders except as otherwise required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless the shares of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, it will use its reasonable best efforts to file with the SEC, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating thereto until the warrants expire or, in the case of Public Warrants only, are redeemed. Notwithstanding the above, if the shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its reasonable best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption for Public Warrants. Once the Public Warrants become exercisable, the Company may redeem for cash the outstanding Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each Public Warrant holder; and

●	if, and only if, the last reported sale price of the Class A common stock has been at least $18.00 per share (subject to adjustment in compliance with the public warrant agreement) for any ten (10) trading days within a 20-trading day period ending on the third (3rd) trading day prior to the date on which the notice of redemption is given to the public warrant holders.

The Company will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period or the Company elected to require the exercise of the Public Warrants on a “cashless basis” as described below. If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the agreement governing the Public Warrants. In determining whether to require all holders to exercise their Public Warrants on a “cashless basis”, the Company’s management will consider, among other factors, its cash position, the number of Public Warrants that are outstanding and the dilutive effect on the Company’s stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the Public Warrants. In such event, each holder would pay the exercise price by surrendering the Public Warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the Public Warrants, multiplied by the excess of the “fair market value” (as defined below) of the number of shares of Class A common stock over the exercise price of the Public Warrants by (y) the “fair market value.” Solely for purposes of this paragraph, the “fair market value” means the volume-weighted average last reported sale price of the shares of Class A common stock as reported for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Public Warrants. However, except as described below, the Public Warrants will not be adjusted for issuances of shares of Class A common stock at a price below their exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the Public Warrants may expire worthless.

The Private Placement Warrants are identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable and will be exercisable at the election of the holder on a “cashless basis.”

A holder of a warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split- up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of the Company’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends of which are dividends up to $0.50 per share per year, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) as a result of the repurchase of shares of Class A common stock by the company if the proposed initial business combination is presented to the stockholders of the Company for approval, or (e) in connection with the redemption of the Company’s public shares upon the Company’s failure to complete the Company’s initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event. No other adjustments will be required to be made including for issuing Class A common stock at below market price and/or exercise price. If the number of outstanding shares of the Company’s Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock. Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial business combination at an issue price or effective issue price of less than $9.20 per common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the Company’s sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial business combination on the date of the consummation of the Company’s initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Company’s initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or any that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is are the continuing corporation and that does not result in any reclassification or reorganization of the Company’s outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of the Company’s Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by stockholders of the company as provided for in the company’s amended and restated certificate of incorporation or as a result of the repurchase of shares of Class A common stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Class A common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or to correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. A change affecting the terms of the private placement warrants will require the approval of holders of at least 50% of the private placement warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of Class A common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder. As a result, warrant holders not purchasing an even number of warrants must sell any odd number of warrants in order to obtain full value from the fractional interest that will not be issued The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the Company’s initial business combination (except, among other limited exceptions as described under “Principal Stockholders— Transfers of Founder Shares and Private Placement Warrants,” to the Company’s officers and directors and other persons or entities affiliated with the sponsor) and they will not be redeemable by the Company so long as they are held by the sponsor or its permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the IPO. If the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that the Company has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Company’s sponsor and permitted transferees is because it is not known at this time whether they will be affiliated with the Company following a business combination. If they remain affiliated with the Company, their ability to sell the Company’s securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling the Company’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell the Company’s securities, an insider cannot trade in the Company’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, The Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, the Company’s sponsor or an affiliate of the Company’s sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes the Company’s initial business combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. In the event that the Company’s initial business combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Company’s Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. There were no working capital loans outstanding as of June 30, 2023 and December 31, 2022.

Neither the Private Placement Warrants nor Public Warrants contain any provisions that change depending upon the characteristics of the holder of the warrant. The warrant agreements contain a provision wherein warrant holders can receive an alternative issuance, including as a result of a tender offer that constitutes a change of control. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. The Company’s Public and Private Placement Warrants are accounted for as equity.

NOTE 9 — RECURRING FAIR VALUE MEASUREMENTS

At June 30, 2023 and December 31, 2022, the assets held in the Trust Account were substantially held in U.S. government securities and in mutual funds that invest primarily in U.S. government securities and (in either such case) reported at fair value. Fair values of these investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets.

The Company’s Forward Purchase Agreement liability and subscription purchase agreement liability are based on a valuation model utilizing management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.

The fair value of the Forward Purchase Agreement liability is classified within Level 3 of the fair value hierarchy and a value of $0 and $338,517 has been ascribed to such liability at June 30, 2023 and December 31, 2022, respectively. The fair value of the subscription purchase agreement liability is classified within Level 3 of the fair value hierarchy and a $1,924,301 and $1,325,615 has been ascribed to such liability at June 30, 2023 and December 31, 2022, respectively.

The following table presents fair value information as of June 30, 2023 and December 31, 2022 of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	Level	June 30, 2023	December 31, 2022
Assets:
Investments and marketable securities held in Trust Account	1	$312,953,334	$306,523,972
Liabilities:
Forward purchase agreement liability	3	$—	$338,517
Subscription purchase agreement liability	3	$1,924,301	$1,325,615

Forward Purchase Agreement Liability

In order to calculate the fair value of the forward purchase agreement liability, the Company utilized the following inputs:

	June 30, 2023	December 31, 2022
Probability of business combination	95%	90%
Underlying common stock price	$10.45	$10.14
Risk-free rate	5.24%	3.99%
Unit purchase price	$10.00	$10.00
Estimated maturity date	09/01/2023	06/20/2023

The following table presents the changes in the fair value of the forward purchase agreement (“FPA”) liability:

FPA
Fair value as of January 1, 2023	$338,517
Change in fair value	(295,412)
Fair value as of March 31, 2023	$43,105
Change in fair value	(43,105)
Fair value as of June 30, 2023	$—

FPA
Fair value as of January 1, 2022	$—
Change in fair value	380,040
Fair value as of March 31, 2022	$380,040
Change in fair value	(341,659)
Fair value as of June 30, 2022	$38,381

The changes in the fair value of the forward purchase agreement liability for the three and six months ended June 30, 2023 are $43,105 and $338,517, respectively, and for the three and six months ended June 30, 2022 are $341,659 and $38,381, respectively.

Subscription Purchase Agreement Liability

In order to calculate the fair value of the subscription purchase agreement liability, the Company utilized the following inputs:

	June 30, 2023	December 31, 2022
Probability of business combination	95%	90%
Underlying common stock price	$10.45	$10.14
Risk-free rate	5.24%	3.99%
Unit purchase price	$10.10	10.10
Estimated maturity date	9/01/2023	6/20/2023

The following table presents the changes in the fair value of the subscription purchase agreement (“SPA”) liability:

SPA
Fair value as of January 1, 2023	$1,325,615
Change in fair value	917,298
Fair value as of March 31, 2023	$2,242,913
Change in fair value	(318,612)
Fair value as of June 30, 2023	$1,924,301

The changes in the fair value of the subscription purchase agreement liability for the three and six months ended June 30, 2023 are $318,612 and $598,686, respectively, and for the three and six months ended June 30, 2022 is $0.

There were no transfers between fair value levels during the periods ended June 30, 2023 and 2022.

NOTE 10 — SUBSEQUENT EVENTS

The Company evaluated events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than described below, the Company did not identify any events that would have required adjustment to or disclosure in the unaudited condensed financial statements.

On July 20, 2023, the Company issued a press release announcing the approval by the Company’s board of directors, at the request of M3-Brigade Sponsor III LP (the “Sponsor”), of an extension of the period of time the Company has to consummate its initial business combination until October 26, 2023. In connection with such extension, the Sponsor or its affiliates or designees are required deposit an additional $1,696,500 into the Company’s trust account, in part from the Company’s working capital, for the benefit of the Company’s public stockholders.

On July 27, 2023, the Company issued a press release announcing the receipt of a deposit of $1,696,500 into the Company’s trust account, in part from the Company’s working capital, for the benefit of the Company’s public stockholders. Pursuant to the Company’s amended and restated certificate of incorporation, the period of time the Company has to consummate its initial business combination has been extended until October 26, 2023.

SCHEDULE “B”

THREE AND NINE MONTHS MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Greenfire Resources Ltd. (“Greenfire” or the “Company”) is dated November 14, 2023, which is the date this MD&A was approved by the Board of Directors of the Company, and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes for the period ended September 30, 2023, as well as the audited consolidated financial statements and notes for the year ended December 31, 2022 and the 2022 annual MD&A for Greenfire Resources Inc, (“GRI”) the predecessor company prior to the business combination further described below. The financial statements, including the comparative figures, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Greenfire is based in Canada with the Company’s registered office located in Calgary, Alberta. The Company’s principal business is the sustainable production and development of upstream energy resources from the oil sands in Canada, using in situ thermal oil production extraction techniques such as steam assisted gravity drainage (“SAGD”). Since 2020, Greenfire and its predecessors have acquired multiple assets through a sequence of business combinations and amalgamations. The assets acquired pursuant to such acquisitions are currently held in a newly formed partnership structure within Greenfire.

Greenfire Acquisition Corporation (“GAC”) was incorporated on November 2, 2020 for the purpose of acquiring the Hangingstone Demonstration Facility (the “Demo Asset”). On April 5, 2021, GAC acquired the Demo Asset and was subsequently amalgamated with Greenfire Resources Operating Corporation (“GROC”), a wholly owned subsidiary of the Company. The Demo Asset is a SAGD bitumen production facility with an estimated debottlenecked capacity of 7,500 bbls/d.

On September 17, 2021, GROC acquired all of the issued and outstanding shares of Japan Canada Oil Sands Limited (“JACOS”). JACOS’s primary asset was a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”). The Expansion Asset is a SAGD bitumen production facility with an estimated gross debottlenecked capacity of 35,000 bbls/d, located approximately five kilometers to the southeast of the Demo Asset.

On December 14, 2022, GRI and M3-Brigade Acquisition III Corp. (“MBSC”), a New York Stock Exchange (“NYSE”) listed special purpose acquisition company, entered into a definitive agreement for a business combination (the “De-Spac Transaction”), which valued Greenfire at US$950.0 million total enterprise value. The De-Spac Transaction was consummated on September 20, 2023 and Greenfire’s common shares commenced trading on the NYSE under the symbol “GFR”.

This MD&A contains forward-looking information based on the Company’s current expectations and projections. For information on the material factors and assumptions underlying such forward-looking information, refer to the “Forward Looking Statements” section within this MD&A.

Production volumes and per unit statistics are presented throughout this MD&A on a “net of the Company’s working interest” and “before royalty basis”.

Dollar per barrel ($/bbl) figures are based upon sold bitumen barrels unless otherwise noted. The Company monitors and reviews financial information on a per barrel basis for comparability to prior period results and to analyze the Company’s competitiveness relative to its peer group.

All financial information included in this MD&A is presented in Canadian dollars (“CAD”), unless otherwise noted. Certain dollar amounts have been rounded to the nearest million dollars or thousand dollars, as noted, and tables may not add due to rounding.

The Company’s non-GAAP Measures are detailed in the non-GAAP Measures section of this report. They include, adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), adjusted funds flow, adjusted funds flow per barrel ($/bbl), adjusted working capital and net debt.

1.	THIRD QUARTER 2023 AND YEAR TO DATE HIGHLIGHTS

Third Quarter 2023 Corporate Highlights:

●	The De-Spac Transaction with MBSC was consummated on September 20, 2023 and Greenfire’s common shares commenced trading on the NYSE under the symbol “GFR”.

●	Concurrently with the closing of the De-Spac Transaction, the Company completed a refinancing of GRI’s 12.000% Senior Secured Notes due 2025 (the “2025 Notes”) and the indenture governing the 2025 Notes was satisfied and discharged. As part of that refinancing, the Company issued US$300.0 million aggregate principal amount of 12.000% Senior Secured Notes due 2028 (the “New Notes”).

●	In addition, the Company entered into a credit agreement with a Canadian bank and other financial institutions as lenders to provide senior secured extendable revolving and term credit facilities (“Senior Credit Facility”) in an aggregate principal amount of $50.0 million, comprised of an operating facility and a syndicated facility.

●	Subsequent to September 30, 2023, the Company entered into an unsecured $55.0 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC Facility”). The EDC facility replaces the cash collateralized Credit Facility resulting in a release of $43.2 million of the restricted cash as at September 30, 2023.

●	On October 2, 2023, Greenfire appointed Tony Kraljic as the Chief Financial Officer of the Company.

Third Quarter 2023 Operational and Financial Highlights:

●	The Company produced 14,670 bbls/d for the three months ended September 30, 2023, compared to 17,848 bbls/d from the same period of 2022. The decrease in production was mainly due to declining reservoir pressure at the Expansion Asset, resulting from short-term limitations of non-condensable gas (“NCG”) available for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outages and planned well reductions and well shut-ins to facilitate the Refill Wells[1] drilling program.

[1]	A Refill Well is an infill well that has been drilled via a re-entry from the existing producer well to produce the pre-heated bitumen between SAGD well pairs.

●	Oil sales for the three months ended September 30, 2023 were $161.0 million, which was lower than $209.6 million in the same period of 2022, primarily due to lower WCS benchmark oil prices and lower production.

●	Operating expenses during the three months ended September 30, 2023 were $38.4 million, compared to $36.5 million in the same period in 2022. The higher operating expenses in 2023 was mainly due to the planned minor turnaround, while the planned major turnaround conducted every four years was capitalized in 2022, higher greenhouse gas emission fees, inflationary pressures on the costs of good and services, partially offset by lower energy operating expenses in 2023. Operating expenses per barrel during the three months ended September 30, 2023 were $29.12/bbl compared to $22.38/bbl in the same period in 2022, mainly due to lower sales volumes in 2023.

●	Cash provided by operating activities during the three months ended September 30, 2023 was $41.9 million, compared to cash provided by operating activities of $49.2 million in the same period of 2022. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure. Adjusted funds flow[2] for the three months ended September 30, 2023 was $26.6 million, compared to $15.2 million for the same period in 2022.

●	Net income (loss) and comprehensive income (loss) during the three months ended September 30, 2023 was a net loss of $138.7 million, compared to net income of $111.6 million in the same period in 2022. Net income (loss) and comprehensive income (loss) is an IFRS measure, which is the most directly comparable GAAP measure for adjusted EBITDA(1), which is a non-GAAP measure. Adjusted EBITDA(1) for the three months ended September 30, 2023 was $46.4 million compared to $38.7 million for the same period of 2022.

●	Property, plant and equipment expenditures were $9.6 million for the three months ended September 30, 2023, compared to $14.3 million for the same period of 2022.

Year to Date 2023 Operational and Financial Highlights:

●	The Company produced 17,742 bbls/d for the nine months ended September 30, 2023, compared to 20,814 bbls/d from the same period in 2022. The decrease in production was mainly due to declining reservoir pressure at the Expansion Asset, resulting from short-term limitations of NCG availability for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outages and planned well reductions and well shut-ins to facilitate the Refill Wells drilling program.

●	Oil sales for the nine months ended September 30, 2023 were $514.2 million, which was lower than $818.1 million in the same period of 2022, primarily due to lower WCS benchmark oil prices and lower production.

●	Operating expenses during the nine months ended September 30, 2023 were $113.9 million, compared to $118.4 million in the same period in 2022. The lower operating expenses in 2023 was due to lower energy operating expenses in 2023, partially offset by higher non-energy operating expenses related to the expensing of the 2023 planned minor turnaround, while the planned major turnaround was capitalized in 2022, higher greenhouse gas emission fees, and inflationary pressures on the costs of good and services. Operating expenses per barrel during the nine months ended September 30, 2023 were $23.42/bbl compared to $20.71/bbl in the same period of 2022 mainly due to lower sales volumes in 2023.

[2]	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

●	Cash provided by operating activities during the nine months ended September 30, 2023 was $61.0 million, compared to cash provided by operating activities of $147.4 million in the same period of 2022. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow(1), which is a non-GAAP measure. Adjusted funds flow(1) for the nine months ended September 30, 2023 was $48.7 million, compared to $119.6 million for the same period in 2022.

●	Net income (loss) and comprehensive income (loss) during the nine months ended September 30, 2023 was a net loss of $131.0 million, compared to net income of $62.7 million in the same period in 2022. Net income (loss) and comprehensive income (loss) is an IFRS measure, which is the most directly comparable GAAP measure for adjusted EBITDA(1), which is a non-GAAP measure. Adjusted EBITDA(1) for the nine months ended September 30, 2023 was $93.9 million compared to $185.5 million for the same period of 2022.

●	Property, plant and equipment expenditures were $14.0 million for the nine months ended September 30, 2023, compared to $27.2 million for the same period of 2022.

Financial & Operational Highlights

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Expansion Asset
Bitumen production (bbls/d)	11,052	14,926	13,745	17,169
Demo Asset
Bitumen production (bbls/d)	3,618	2,922	3,997	3,645
Consolidated
Bitumen production (bbls/d)	14,670	17,848	17,742	20,814
Oil sales	160,967	209,550	514,240	818,108
Oil sales ($/bbl)	89.86	97.37	74.86	104.72
Operating Expenses	38,442	36,507	113,881	118,397
Operating Expenses ($/bbl)	29.12	22.38	23.42	20.71
Cash provided (used) by operating activities	41,873	49,161	61,017	147,381
Property, plant and equipment expenditures	9,587	14,325	14,015	27,229
Adjusted funds flow(1)	26,587	15,228	48,674	119,608
Net Income (loss) and Comprehensive Income (Loss)	(138,689)	111,594	(131,014)	62,708
Per share – basic	(2.72)	2.28	(2.64)	1.28
Per share – diluted	(2.72)	2.14	(2.64)	1.20
Adjusted EBITDA(1)	46,434	38,651	93,882	185,505
Common shares outstanding, end of period	68,642,515	48,911,674	68,642,515	48,911,647
Weighted average shares outstanding- diluted	54,333,894	52,189,238	52,911,979	51,189,238

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Liquidity and Balance Sheet

	September 30,	December 31,
As at ($ thousands)	2023	2022
Cash and cash equivalents	65,976	35,363
Restricted cash	43,779	35,313
Available credit facilities(1)	42,416	7,000
Face value of Long-term debt(2)	405,600	295,173

(1)	Includes available credit under Greenfire’s Senior Credit Facility.
(2)	As at September 30, 2023, the New Notes were translated in Canadian dollars as at period end exchange rates.

2.	OPERATIONAL UPDATE

Expansion Asset

●	As of the date of this MD&A, Greenfire successfully drilled five extended reach Refill wells at the Expansion Asset, which are in the process of increasing production volumes.

●	Limitations on NCG deliverability for co-injection have resulted in a reduction in reservoir pressure and impacted production rates in 2023. Greenfire is implementing proven NCG co-injection techniques to increase reservoir pressure, similar to those successfully executed by the Company at the adjacent Demo Asset and by other operators at various SAGD assets.

●	The Company has implemented NCG debottlenecking initiatives, including the installation of an NCG co-injection compressor, which is expected to be fully commissioned by the end of November 2023. This compressor, along with other ongoing NCG debottlenecking initiatives, are expected to deliver NCG at a more reliable pressure and higher rates for co-injection to further accelerate the timeline to enhance reservoir pressure at the Expansion Asset.

●	The Greenfire Board of Directors has approved the acceleration of the five Refill Wells drilling program at Pad 2, which commenced drilling in November 2023 and will extend into early 2024.

Demo Asset

●	At the Demo Asset, the disposal well has been shut in since the beginning of October 2023 as it is undergoing repairs to restore injectivity. Bitumen production at the Demo Asset will be temporarily impacted by approximately 1,000 bbls/d until the disposal well can be restored or another disposal well is drilled.

Consolidated

●	To facilitate Greenfire’s continuous drilling program at both the Expansion Asset and the Demo Asset, the Company has entered into a 2-year drilling contract with an established SAGD drilling contractor in Western Canada, under which the Company has committed to drill 550 days over 2 years.

●	The Company’s consolidated 2023 capital budget remains unchanged at $34 million, as the acceleration of drilling plans at the Expansion Asset are offset by the deferral of certain facility spending.

●	For November 2023 to date, consolidated net production was approximately 17,000 bbls/d, which includes incremental production from the new extended reach Refill wells as well as an initial increase in reservoir pressure at the Expansion Asset, partly offset by reduced production at the Demo Asset owing to the temporary shut-in of the disposal well.

3.	DE-SPAC TRANSACTION

On September 20, 2023, Greenfire, GRI, MBSC, DE Greenfire Merger Sub Inc. (“DE Merger Sub”) and 2476276 Alberta ULC (“Canadian Merger Sub”), completed a business combination (the “De-Spac Transaction”) pursuant to a business combination agreement dated December 14, 2022, as amended (the “Business Combination Agreement”) with MBSC. DE Merger Sub and Canadian Merger Sub were incorporated for the purposes of completing the De-Spac Transaction.

Pursuant to the De-Spac Transaction (i) Canadian Merger Sub amalgamated with and into GRI pursuant to a statutory plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Alberta), with GRI continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire and (ii) DE Merger Sub merged with and into MBSC pursuant to a Delaware statutory merger (the “Merger) with MBSC continuing as the surviving corporation and becoming a direct, wholly-owned subsidiary of Greenfire.

As a result of the De-Spac Transaction, the following occurred:

●	Of the GRI 8,937,518 common shares outstanding, 7,996,165 were converted to 43,690,534 common shares of Greenfire and 941,353 were cancelled in exchange for cash consideration of $70.8 million. Cash consideration was comprised of a dividend paid of $59.4 million and $11.4 million for shares repurchased and cancelled by the Company. The $70.8 million cash consideration was recorded as a reduction to retained earnings.

●	312,500 outstanding GRI bondholder warrants were exchanged for 3,225,810 GRI common shares of which 2,886,048 were converted to 15,769,183 common shares of Greenfire and 339,245 were cancelled in exchange for cash consideration of $25.5 million. This $25.5 million was recorded as a reduction to retained earnings. In conjunction with the share conversion and cancellation, $43.5 million was reclassified from contributed surplus to share capital ($38.9 million) and retained earnings ($4.6 million).

●	Of the 739,912 GRI performance warrants outstanding, 661,971 were converted into 3,617,016 Greenfire performance warrants and 77,941 were cancelled for cash consideration of $4.5 million, which was the fair value of the warrants. The $4.5 million was recorded as a reduction to retained earnings. In conjunction with the cancellation, $1.2 million was reclassified from contributed surplus to retained earnings.

●	Greenfire issued an additional 5,000,000 Greenfire warrants to former GRI shareholders, GRI bond warrant holders and performance warrant holders that entitle the holder of each warrant to purchase one common share of Greenfire. The warrants were recorded as a warrant liability on the condensed interim consolidated balance sheet.

●	755,707 MBSC Class A common shares held by MBSC’s public shareholders were converted into 755,707 Greenfire common shares.

●	4,250,000 Class B MBSC common shares were converted into 4,250,000 Greenfire common shares.

●	MBSC redeemed 10,000,000 MSBC public warrants for cash consideration of $6.7 million (US$5.0 million) and was deemed a liability in the listing expense.

●	2,526,667 MBSC private placements warrants were converted into 2,526,667 Greenfire warrants, which were recorded as a warrant liability on the condensed interim consolidated balance sheet.

●	Concurrent with the execution of the Business Combination Agreement, the Company and MBSC had entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase Class A common shares of MBSC at a purchase price of US$10.10 per share. MBSC issued 4,177,091 Class A common shares to the PIPE Investors for proceeds of $56.6 million (US$42.2 million) which were converted into Greenfire common shares at the closing of the De-Spac Transaction.

Greenfire has been identified as the acquirer for accounting purposes under IFRS 3. As MBSC does not meet the definition of a business under IFRS 3 Business Combination, the transaction is accounted for pursuant to IFRS 2 Share Based Payment. On closing of the De-Spac Transaction, the Company accounted for the excess of the fair value of Greenfire common shares issued to MBSC shareholders as consideration, over the fair value of MBSC’s identifiable net assets at the date of closing, resulting in CAD$110.7 million (US$82.5 million) being recognized as a listing expense. The fair value of MBSC Class B common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class B common shares on September 20, 2023 which was US$9.37 per share. The fair value of MBSC Class A common shares exchanged for Greenfire common shares was measured at the market price of MBSC’s publicly traded Class B common shares on September 20, 2023, which was US$9.37 per share. As part of the De-Spac Transaction, Greenfire acquired marketable securities held in trust, prepaid expenses, accrued liabilities, taxable payable, other liabilities, warrant liability and deferred underwriting fees. The following table reconciles the elements of the listing expense.:

($thousands)
Total fair value of consideration deemed to have been issued by Greenfire:
4,250,000 MBSC Class B common shares at US$9.37 per common share (US$39.8 million)	$53,454
755,707 MBSC Class A common shares at US$9.37 per common share (US$7.8 million)	$9,505
Less the following:
Fair value of identifiable net assets of MBSC
Marketable securities held in Trust Account	10,485
Prepaid expenses and deposits	8
Accounts payable and accrued liabilities	(16,262)
Warrant Liability	(17,959)
Other liability	(5,369)
Deferred underwriting fee	(13,422)
Taxes payable	(5,226)
Fair value of identifiable net assets of MBSC	(47,745)
Total listing expense	$110,704

4.	RESULTS OF OPERATIONS

4.1 Production

The Company’s average bitumen production of 14,670 bbls/d for the three months ended September 30, 2023 was lower than 17,848 bbls/d from the same period in 2022. At the Expansion Asset, net average bitumen production of 11,052 bbls/d for the three months ended September 30, 2023 was lower than 14,926 bbls/d from the same period in 2022, mainly due to a combination of declining reservoir pressure resulting from short-term limitations of NCG availability for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outages and planned well reductions and well shut-ins to facilitate the Refill Wells drilling program. At the Demo Asset, average bitumen production of 3,618 bbls/d for the three months ended September 30, 2023 was higher than 2,922 bbls/d from the same period in 2022 mainly due to the continued optimizing of water disposal wells that debottlenecked water handling capabilities.

The Company’s average bitumen production of 17,742 bbls/d for the nine months ended September 30, 2023 was lower than 20,814 bbls/d from the same period in 2022. At the Expansion Asset, net average bitumen production of 13,745 bbls/d for the nine months ended September 30, 2023 was lower than 17,169 bbls/d from the same period in 2022, mainly due to a combination of declining reservoir pressure resulting from short-term limitations of NCG availability for co-injection from the natural gas provider, unplanned field downtime due to consecutive external power grid outage and planned well reductions and well shut-ins to facilitate the Refill Wells drilling program. At the Demo Asset, average bitumen production of 3,997 bbls/d for the nine months ended September 30, 2023 was higher than 3,645 bbls/d from the same period in 2022, mainly due to the continued optimization of water disposal wells that debottlenecked water handling capabilities.

Bitumen Production and Oil Sales

	Three months ended September 30,		Nine months ended September 30,
(Average barrels per day, unless otherwise noted)	2023	2022	2023	2022
Bitumen Production - Expansion Asset	11,052	14,926	13,745	17,169
Bitumen Production - Demo Asset	3,618	2,922	3,997	3,645
Total Bitumen Production	14,670	17,848	17,742	20,814
Total Diluted Bitumen Sales	18,503	20,451	24,158	24,972
Total Non-diluted Bitumen Sales	969	2,941	1,006	3,644
Total Sales Volumes	19,472	23,392	25,164	28,616

4.2 Commodity Prices

The prices received for Greenfire’s crude oil production directly impact earnings, cash flow and financial position.

Benchmark Commodity Pricing

	Three months ended September 30,		Nine months ended September 30,
Benchmark Pricing	2023	2022	2023	2022
Crude oil (US$/bbl)
WTI(1)	82.26	91.55	77.39	98.09
WCS differential to WTI	(12.91)	(19.86)	(17.64)	(15.73)
WCS(2)	69.35	71.69	59.75	82.36
Condensate at Edmonton	78.00	87.26	76.80	97.33
Natural gas ($/GJ)
AECO 5A	2.46	3.95	2.61	5.10
Electricity ($/MWh)
Alberta power pool	151.18	221.90	150.82	144.62
Foreign exchange rate(3)
US$:CAD$	1.3410	1.3059	1.3453	1.2829

[1]	As per NYMEX oil futures contract
[2]	Reflects heavy oil prices at Hardisty, Alberta
[3]	Annual or quarterly average exchange rates as per the Bank of Canada.

WCS

Revenue from Greenfire’s bitumen production is closely linked to WCS, the pricing benchmark for Canadian heavy oil at Hardisty, Alberta. WCS trades at a discount to WTI known as the WCS differential, which fluctuates based on heavy oil production, inventory levels, infrastructure egress capacity, and refinery demand in Canada and the United States, among other factors.

Condensate

In order to facilitate pipeline transportation of Greenfire’s produced bitumen, the Company uses condensate as diluent for blending at the Expansion Asset, which is from Edmonton and delivered via the Inter Pipeline Polaris Pipeline. The price of condensate is historically within approximately 5% of the price of WTI and is typically higher in winter months owing to increased diluent requirements in colder temperatures relative to warmer summer months. The Edmonton Condensate (C5+) price for the three months ended September 30, 2023 was US$78.00/bbl, compared to US$87.26/bbl during the same period in 2022. The C5+ price for the nine months ended September 30, 2023 was US$76.80/bbl, compared to US$97.33/bbl during the same period in 2022. The lower condensate pricing for the third quarter and the first nine months of 2023 relative to the same period in 2022 was correlated to lower WTI pricing combined with a reduction in regional demand.

4.3 Oil Sales

Oil Sales

Greenfire’s oil sales include blended bitumen sales from the Expansion Asset and non-diluted bitumen sales from the Demo Asset. At the Demo Asset each barrel can be transported to several locations, including both pipeline and rail sales points, depending on the economics of each option at the time of sale. During mid-October 2022, the Company commissioned a bitumen truck off- loading facility (“Truck Rack”) at the Expansion Asset that can receive up to approximately 5,000 bbls/d of bitumen production (non-diluted bitumen) from the Demo Asset that is blended with the Expansion Asset production and sold via pipeline.

During the three months ended September 30, 2023, the Company recorded oil sales of $161.0 million, compared to $209.6 million during the same period in 2022. Lower oil sales were a result of lower WCS benchmark oil prices and lower production.

During the nine months ended September 30, 2023, the Company recorded oil sales of $514.2 million, compared to $818.1 million during the same period in 2022. Lower oil sales were a result of lower WCS benchmark oil prices and lower production.

Oil Sales

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Oil Sales	160,967	209,550	514,240	818,108
- ($/bbl)	89.86	97.37	74.86	104.72

4.4 Royalties

Royalties paid by the Company are crown royalties to the Province of Alberta. Alberta oil sands royalty projects are based on government prescribed pre and post payout(1) royalty rates, which are determined on a sliding scale using the Canadian dollar equivalent WTI benchmark price.

Royalties for a pre-payout project are based on a monthly calculation that applies a royalty rate (ranging from one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price) to the gross revenues from the project. Gross revenues are a function of sales revenues less diluent costs and transportation costs. The Expansion Asset is a pre-payout project.

Royalties for a post-payout project are based on an annualized calculation that uses the greater of: (1) the gross revenues multiplied by the applicable royalty rate (one percent to nine percent, based on the Canadian dollar equivalent WTI benchmark price); or (2) the net revenues of the project multiplied by the applicable royalty rate (25 percent to 40 percent, based on the Canadian dollar equivalent WTI benchmark price). Net revenues are a function of sales revenues less diluent costs, transportation costs, and allowable operating and capital costs. While the Demo Asset is a post-payout project, due to the carry forward of previous years costs, it is currently assessed under scenario (1) discussed above. The Company’s Demo Asset may become assessable under scenario (2) in 2024, depending on actual production performance, oil prices and costs.

Royalties for the three months ended September 30, 2023 of $5.60/bbl were lower compared to the same period in 2022 at $7.33/bbl, primarily due to lower WTI benchmark oil prices.

Royalties for the nine months ended September 30, 2023 of $3.64/bbl were lower compared to the same period in 2022 at $7.45/bbl, primarily due to lower WTI benchmark oil prices.

Royalties

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Royalties	7,387	11,959	17,682	42,587
- ($/bbl)	5.60	7.33	3.64	7.45

4.5 Risk Management Contracts

The Company is exposed to commodity price risk on its oil sales and energy operating costs due to fluctuations in market prices. The Company executes a risk management program that is primarily designed to reduce the volatility of revenue and cash flow and ensure sufficient cash flows to service debt obligations and fund the Company’s operations. The Company’s risk management liabilities may consist of hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity swaps. The Company does not use financial derivatives for speculative purposes.

As at September 30, 2023, the Company’s obligations under the indenture governing the New Notes, as outlined in subsection 5.1 Long Term Debt, includes a requirement to maintain twelve consecutive months of commodity hedges on WTI for not less than 50% of the hydrocarbon output under the proved developed producing reserves forecast in the most recent reserves report, as determined by a qualified and independent reserves evaluator. The hedging obligation is in place until the aggregate principal amount of the New Notes outstanding is at or below US$100.0 million, at which point, the Company will no longer be required to enter into subsequent commodity hedges. In the event that WTI is equal or less than US$55/bbl for such month being hedged, the Company is not required to hedge for that month.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin, including in scenarios of increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

Financial contracts

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The fair value of the risk management contracts resulted in a net current liability of $18.5 million at September 30, 2023.

The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated balance sheets:

Financial Management Contracts

	As at September 30, 2023		As at December 31, 2022
($ thousands)	Asset	Liability	Asset	Liability
Gross amount	-	(18,452)	21,375	(48,379)
Amount offset	-	-	(21,375)	21,375
Risk management contracts	-	(18,452)	-	(27,004)

Financial contracts settled in the period result in realized gains or losses based on the market price compared to the contract price and the notional volume outstanding. Changes in the fair value of unsettled financial contracts are reported as unrealized gains or losses in the period as the forward markets for commodities fluctuate and as new contracts are executed.

Outstanding Financial Risk Management Contracts at September 30, 2023

WTI-Costless Collar				WTI-Put Options			Natural Gas-Fixed Price Swaps
Term	Volume (bbls)	Put Strike Price (US$/bbl)	Call Strike Price (US$/bbl)	Volume (bbls)	Strike Price (US$/bbl)	Option Premium ($US/bbl)	Volume (GJs)	Swap Price (CAD$/GL)
Q4 2023	742,337	$50.00	$108.25	371,169	$50.00	$5.90	305,000	$2.97
Q1 2024	877,968	$60.00	$77.00	-	-	-	455,000	$2.97
Q2 2024	877,968	$60.00	$74.55	-	-	-	-	-

Financial Risk Management Contracts subsequent to September 30, 2023

Term	Volume (bbls)	Put Strike Price (US$/bbl)	WTI-Costless Collar Call Strike Price (US$/bbl)
Q3 2024	887,800	$62.00	$92.32
Q4 2024	299,150	$62.00	$92.32

Realized and Unrealized Risk Management Contracts

In the three months ended September 30, 2023, the Company recorded total risk management contract losses of $7.6 million compared to total risk management contract gains of $81.8 million for the same period in 2022. The realized risk management contracts loss for the three months ended September 30, 2023 was nil ($37.6 million realized loss in the same period of 2022) as market prices for WTI settled at levels within the Company’s risk management contracts during the quarter. The unrealized loss on risk management contracts of $7.6 million for the three months ended September 30, 2023 ($119.4 million unrealized gain in the same period of 2022) was primarily a result of the market prices for WTI settling at levels above the call strike price of the Company’s risk management contracts during the quarter.

In the nine months ended September 30, 2023, the Company recorded total risk management contract gains of $1.6 million compared to total risk management contract losses of $123.7 million for the same period in 2022. The realized risk management contracts loss for the nine months ended September 30, 2023 of $7.0 million ($128.7 million realized loss in the same period of 2022) was primarily a result of the market prices for WTI settling at levels above those set in the Company’s risk management contracts outstanding during the first nine months of 2022, partially offset by gains due to the widening of WCS differentials. The unrealized gain on risk management contracts of $8.6 million for the nine months ended September 30, 2023 ($4.9 million unrealized gain in the same period of 2022) was primarily a result of the settlement of the risk management contracts realized during the first nine months of 2023.

Realized and Unrealized Gain (Loss) on Commodity Price Risk Management Contracts

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Realized gain (loss)	-	(37,608)	(6,957)	(128,651)
Unrealized gain (loss)	(7,605)	119,360	8,552	4,949
Risk management contracts gains (losses)	(7,605)	81,752	1,595	(123,702)

4.6 Diluent Expense

In order to facilitate pipeline transportation of bitumen, the Company uses condensate as diluent for blending at the Expansion Asset and for trucked volumes from the Demo Asset that are delivered to the Truck Rack that is located at the Expansion Asset. Greenfire’s diluent expense includes the cost of diluent plus the pipeline transportation of the diluent from Edmonton to the Expansion Asset facility via the Inter Pipeline Polaris Pipeline.

The Company’s diluent expense for the three months ended September 30, 2023 was $7.37/bbl, which was lower than the comparative period in 2022 at $9.29/bbl. Diluent expense for the nine months ended September 30, 2023 was $15.99/bbl, which was higher than the comparative period in 2022 at $10.96/bbl. The factors driving the lower diluent pricing are discussed in subsection 4.2 Commodity Prices.

Diluent Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Diluent expense	52,089	65,893	227,972	282,069
- ($/bbl)	7.37	9.29	15.99	10.96

4.7 Transportation and Marketing Expense

Transportation expense at the Expansion Asset includes the costs to move production from the facility to the sales point in Edmonton, Alberta, via the Enbridge Lateral Pipeline and Enbridge Waupisoo Pipeline. At the Demo Asset, transportation expenses relate to the trucking of bitumen from the facility to various pipeline and rail sales points, including to the Truck Rack at the Expansion Asset facility.

Greenfire has entered into exclusive marketing contracts with a large reputable international energy marketing company (the “Petroleum Marketer”). The exclusive marketing services at the Expansion Asset expire in October 2028 and include the purchase of all blended bitumen produced, the supply of all diluent and the facilitation of all pipeline transportation and storage costs. The exclusive marketing services at the Demo Asset expire in April 2026 and include the purchase of all bitumen produced, and the facilitation of all bitumen transportation. In addition to the marketing fees, production at the Demo Asset is further subject to additional costs associated with the marketing contract that include royalty incentive and performance fees.

The Company’s transportation and marketing expense for the three months ended September 30, 2023 was $9.69/bbl which was higher than the comparative period in 2022 of $9.41/bbl, mainly due to a higher amount of fixed oil transportation costs allocated to lower sales volumes during the third quarter of 2023, partially offset by lower oil transportation costs at the Demo Asset from utilizing the Truck Rack.

Transportation and marketing expense for the nine months ended September 30, 2023 was $8.72/bbl, which was slightly lower than the comparative period in 2022 at $8.97/bbl primarily due to lower oil transportation costs at the Demo Asset from utilizing the Truck Rack.

Transportation and Marketing Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Marketing fees(1)	2,509	2,711	8,515	9,574
Oil transportation expense	10,286	12,629	33,881	41,702
Transportation and marketing	12,796	15,340	42,396	51,276
Marketing fees(1) ($/bbl)	1.90	1.66	1.75	1.67
Oil transportation expense ($/bbl)	7.79	7.74	6.97	7.29
Transportation and marketing ($/bbl)	9.69	9.41	8.72	8.97

(1)	Marketing fees include marketing fees paid to the Petroleum Marketer and terminal fees.

4.8 Operating Expenses

Operating expenses include energy operating expenses and non-energy operating expenses. Energy operating expenses reflect the cost of natural gas to generate steam and to increase reservoir pressure through injection to enhance oil recovery and electricity to operate the Company’s facilities. Non-energy operating expenses relate to production-related operating activities, including staff, contractors and associated travel and camp costs, chemicals and treating, insurance, equipment rentals, maintenance and site administration, among other costs.

The Company’s energy operating expenses for the three months and nine months ended September 30, 2023 were $9.85/bbl and $9.13/bbl, respectively, which was lower than the comparative periods in 2022 of $11.49/bbl and $11.04/bbl, respectively. The lower per barrel energy operating expenses in 2023, were primarily related to lower natural gas and power prices partially offset by lower production volumes.

The Company’s non-energy operating expenses for the three months and nine months ended September 30, 2023 were $19.27/bbl and $14.29/bbl, respectively, which was higher than the comparative periods in 2022 of $10.89/bbl and $9.67/bbl, respectively. The higher per barrel non-energy operating expenses in 2023 was primarily the result of the planned minor turnaround, the recognition of higher greenhouse gas emission fees, as well as inflationary pressures on the costs of goods and services combined with lower sales volumes, for the three months and nine months ended September 30, 2023.

Operating Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Operating expenses - energy	13,006	18,740	44,402	63,131
Operating expenses - non-energy	25,436	17,767	69,479	55,266
Operating expenses	38,442	36,507	113,881	118,397
Operating expenses - energy ($/bbl)	9.85	11.49	9.13	11.04
Operating expenses - non-energy ($/bbl)	19.27	10.89	14.29	9.67
Operating expenses ($/bbl)	29.12	22.38	23.42	20.71

4.9 General & Administrative Expenses

General and administrative (“G&A”) expenses include head office and corporate costs such as salaries and employee benefits, office rent, independent third-party audit and engineering services, and administrative recoveries earned for operating exploration and development activities on behalf of the Company’s working interest partners, among other costs. G&A expenses primarily fluctuates with head office staffing levels and the level of operated exploration and development activity during the period. G&A may also include expenses related to corporate strategic initiatives, if any.

G&A expenses of $2.50/bbl for the three months ended September 30, 2023, were higher than $1.71/bbl for the comparative period in 2022. The increase in G&A was primarily due to higher employee related costs, combined with lower sales volumes in the third quarter of 2023 compared to the same period in 2022.

G&A expenses of $1.67/bbl for the nine months ended September 30, 2023, were higher than $1.42/bbl for the comparative period in 2022. The increase was primarily due to higher employee related costs, combined with lower sales volumes in the nine months ended September 30, 2023 compared to the same period in 2022.

General & Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
General and administrative expenses	3,303	2,795	8,135	8,145
- ($/bbl)	2.50	1.71	1.67	1.42

4.10 Stock-based Compensation

On September 20, 2023, with the closing of the De-Spac Transaction, all outstanding performance warrants vested and became exercisable. As a result, the remaining unrecognized fair market value of the performance warrants was immediately recorded as stock-based compensation. The performance warrants expire 10 years after the issuance date.

The Company recorded stock-based compensation of $9.2 million and $9.8 million during the three months and nine months ended September 30, 2023, respectively, compared to nil for both of the respective comparative periods during 2022.

Stock-based Compensation

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Stock-based compensation	9,157	-	9,808	-
- ($/bbl)	6.94	-	2.02	-

4.11 Interest and Finance Expenses

Interest and finance expenses includes coupon interest, amortization of debt issue costs and debt underwriter fees, issuer discount, redemption premiums on long term debt, interest on revolving credit facility, letter of credit facilities and other interest charges. Coupon interest and required redemption premiums related to long term debt are accrued and paid according to the indenture that governs the New Notes.

In the three months and nine months ended September 30, 2023, total interest and finance expenses were $73.1 million and $93.8 million, respectively, compared to $10.1 million and $47.3 million in the comparative periods in 2022. The total interest and finance expense of $73.1 million during the three months ended September 30, 2023 was comprised of $42.1 million, mainly from unamortized debt related costs, $19.2 million from the early debt redemption premium (the “Debt Redemption Premium”) on the redemption of the 2025 Notes, plus $11.8 million of other related interest expense during the period.

Refer to section 5 Capital Resources and Liquidity in this MD&A for more details of Greenfire’s long-term debt, revolving credit facility and letter of credit facilities.

Interest and Finance Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Accretion on long-term debt	$72,666	$9,532	$92,379	$45,169
Other interest	235	354	795	1,564
Accretion of decommissioning obligations	229	195	670	543
Total interest and finance expenses	$73,130	$10,081	$93,844	$47,275

4.12 Depletion and Depreciation

The Company depletes crude oil properties on a unit-of-production basis over estimated total recoverable proved plus probable (2P) reserves. The depletion base consists of the historical net book value of capitalized costs, plus the estimated future costs required to develop the Company’s estimated recoverable proved plus probable reserves. The depletion base excludes exploration and the cost of assets that are not yet available for use.

The unit-of-production rate accounts for expenditures incurred to date, together with estimated future development expenditures required to develop those proved reserves. This rate, calculated at a facility level, is then applied to sales volume to determine depletion each period. The Company believes that this method of calculating depletion charges each barrel of crude oil equivalent sold with its proportionate share of the cost of capital invested over the total estimated life of the related asset as represented by 2P reserves.

The Company’s depletion and depreciation expense for the three months and nine months ended September 30, 2023 were $10.41/bbl and $10.65/bbl, respectively, which was higher than the comparative periods in 2022 of $8.98/bbl and $8.80/bbl, respectively. The higher per barrel depletion and depreciation expense in 2023, was primarily due to an increase in estimated future development costs as represented by 2P reserves in the Company’s most recent reserve report, relative to the prior reserve report.

Depletion and Depreciation Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Depletion and depreciation expense	13,746	14,651	51,781	50,325
- ($/bbl)	10.41	8.98	10.65	8.80

4.13 Exploration Expenses

The Company’s exploration expenses primarily consist of escalating mineral lease rentals on the undeveloped lands.

In the three months ended September 30, 2023, exploration expenses were $0.5 million, compared to $0.8 million for the comparative period in 2022.

In the nine months ended September 30, 2023, exploration expenses were $3.3 million, compared to $1.5 million for the comparative period in 2022.The increase in 2023 was mainly due to a one-time regulatory expense due to required changes as a result of the December 2020 implementation of the Oil Sands Tenure Regulation3.

Exploration Expenses

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Exploration expenses	516	797	3,335	1,478

4.14 Other (Income) and Expense

In the three months ended September 30, 2023, other (income) and expense was income of $0.9 million, compared to income of $0.2 million for the comparative period in 2022, mainly due to an increase to interest earnings from savings account and short-term investments.

In the nine months ended September 30, 2023, other (income) and expense was income of $1.6 million, compared to an expense of $1.2 million for the comparative period in 2022. The difference was mainly due to income of $1.7 million in interest earnings from savings accounts and short-term investments during the nine months ended September 30, 2023, compared to an expense of $1.3 million, related to the JACOS acquisition during the same period in 2022, amongst other items.

[3]	This regulation, made under the Mines and Minerals Act, is the primary regulation that deals with tenure of oil sands agreements in Alberta. The regulation provides for the issuance and continuation of primary oil sands leases, and the payment of escalating rental when a continued lease does not meet a minimum level of production.

Other (Income) and Expense

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Other (income) and expenses	(926)	(224)	(1,592)	1,161

4.15 Foreign Exchange Loss (Gain)

The Company’s foreign exchange loss (gain) is driven by fluctuations in the US dollar to Canadian dollar exchange rate, as it relates to its long-term debt that is denominated in US dollars and is primarily related to the note principal and interest components of the Company’s US dollar denominated debt.

In the three months ended September 30, 2023, foreign exchange loss (gain) was a loss of $5.9 million, compared to a loss of $21.9 million for the comparative period in 2022. The foreign exchange loss during the third quarter of 2023 was mainly due to the Canadian dollar weakening relative to the US dollar.

In the nine months ended September 30, 2023, foreign exchange loss (gain) was a gain of $0.7 million, compared to a loss of $29.0 million for the comparative period in 2022. The foreign exchange gain during the nine months ended September 30, 2023 was mainly due to the Canadian dollar strengthening relative to the US dollar.

Foreign Exchange Loss (Gain)

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Realized foreign exchange loss (gain)	19,914	4	19,914	1,513
Unrealized foreign exchange loss (gain)	(14,037)	21,905	(20,564)	27,472
Foreign exchange loss (gain)	5,877	21,909	(650)	28,985

4.16 Transaction Costs

On September 20, 2023, the Company completed the De-Spac Transaction with MBSC. For the three and nine months ended September 30, 2023 the Company expensed $4.1 million and $8.3 million, respectively, in transaction costs. Refer to the “De-Spac Transaction” subsection in this MD&A for more information.

Transaction Costs

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Transaction costs	4,083	-	8,324	-
- ($/bbl)	3.09	-	1.71	-

4.17 Gain on Revaluation of Warrants

On September 20, 2023, and in connection with the De-Spac Transaction the Company issued 5,000,000 Greenfire Warrants to former GRI common shareholders, bond warrant holders and holders of performance warrants and issued 2,526,667 Greenfire Warrants to holders of MBSC’s private placement warrants. The 7,526,667 outstanding Greenfire Warrants expire 5 years after issuance and entitle the holder of each warrant to purchase one common share of Greenfire at a price of US$11.50. Greenfire can, at its option, require the holder of the warrants to exercise on a cashless basis. The warrants are to be treated as a derivative financial liability in accordance with IFRS 9 and were measured at fair value in accordance with IFRS 13. The New Greenfire Warrants will be reassessed at the end of each reporting period with subsequent changes in fair value being recognized through the statement of comprehensive income (loss).

In the three and nine months ended September 30, 2023, the Company incurred a $32.3 million gain on warrant revaluation, compared to nil for the comparative periods in 2022. The gain relates to a decrease of the warrant liability due to a reduction to the closing share price from the close of the De-Spac Transaction to September 30, 2023.

Gain on Revaluation of Warrants

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Gain on revaluation of warrants	(32,277)	-	(32,277)	-

4.18 Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA4

During the three months ended September 30, 2023, the Company recorded net loss of $138.7. million, compared to net income of $111.6 million, during the same period in 2022. The $250.3 million reduction to net income (loss) and comprehensive income (loss) in 2023 was primarily due to one-time costs related to the $110.7 million of listing expense related to the De-Spac Transaction and the $63.0 million increase in refinancing costs related to the redemption of the 2025 Notes. Additionally, the decrease was also due to $44.0 million in lower oil sales, net of royalties and $7.6 million in risk management contract losses in the current quarter compared to $81.7 million in risk management contract gains in the prior year period, amongst other items.

During the nine months ended September 30, 2023, the Company recorded net loss of $131.0 million, compared to net income of $62.7 million, respectively, during the comparative period in 2022. The $193.7 million reduction to net income (loss) and comprehensive income (loss) in 2023 was primarily due to one-time costs related to the $110.7 million of listing expense related to the De-Spac Transaction and the $63.0 million increase in refinancing costs related to the redemption of the 2025 Notes. Additionally, the decrease was also due to $279.0 million in lower oil sales, net of royalties, partially offset by $1.6 million in risk management contract gains in the current year, compared to $123.7 million in risk management contract losses, as well as $54.1 million in higher diluent expense in the prior year, amongst other items.

Net income (loss) and comprehensive income (loss) is an IFRS measure, which is the most directly comparable GAAP measure to adjusted EBITDA(1), which is a non-GAAP measure and which excludes the transaction and financing cost impacts of the De-Spac Transaction and bond refinancing. Adjusted EBITDA indicates the Company’s ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations.

[4]	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

During the three months ended September 30, 2023, Greenfire recorded adjusted EBITDA(1) of $46.4 million, compared to $38.7 million during the same period in 2022. The increase in adjusted EBITDA(1) during the third quarter of 2023, relative to the same period in 2022, was primarily due to the Company recognizing $37.6 million of realized risk management contract losses in 2022, compared to nil during the same period in 2023, in addition to higher diluent expense which more than offset the lower oil sales volumes during the third quarter of 2023.

During the nine months ended September 30, 2023, Greenfire recorded adjusted EBITDA(1) of $93.9 million, compared to $185.5 million during the same period in 2022. The decrease in adjusted EBITDA(1) during the nine months ended September 30, 2023, relative to the same period in 2022, was primarily the result of lower oil sales and lower WCS benchmark oil prices. The decrease in Adjusted EBITDA(1) was partially offset by the Company recognizing $128.7 million of realized risk management contract losses in 2022, compared to $7.0 million in losses during the same period in 2023.

The following table is a reconciliation of net income (loss) net income (loss) and comprehensive income (loss) to adjusted EBITDA(1):

Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Net income (loss) and comprehensive income (loss)	(138,689)	111,594	(131,014)	62,708
Add (deduct):
Income tax recovery	(5,976)	-	(6,494)
Unrealized (gain) loss risk management contracts	7,605	(119,360)	(8,552)	(4,949)
Stock based compensation	9,157	-	9,808	-
Financing and interest	73,130	10,081	93,844	47,275
Depletion and depreciation	13,746	14,651	51,781	50,325
Transaction costs	4,083	-	8,324	-
Listing expense	110,704	-	110,704	-
Gain on revaluation of warrants	(32,277)	-	(32,277)	-
Foreign exchange loss (gain)	5,877	21,909	(650)	28,985
Other (income) and expenses	(926)	(224)	(1,592)	1,161
Adjusted EBITDA(1)	46,434	38,651	93,882	185,505
Net income (loss) and comprehensive income (loss) ($/bbl)	(105.07)	68.42	(26.94)	10.97
Add (deduct):
Income tax recovery (expense) ($/bbl)	(4.53)	-	(1.34)	-
Unrealized (gain) loss risk management contracts ($/bbl)	5.76	(73.19)	(1.76)	(0.87)
Stock based compensation ($/bbl)	6.94	-	2.02	-
Financing and interest ($/bbl)	55.40	6.18	19.30	8.27
Depletion and depreciation ($/bbl)	10.41	8.98	10.65	8.80
Transaction costs ($/bbl)	3.09	-	1.71	-
Listing expense ($/bbl)	83.87	-	22.77	-
Gain on revaluation of warrants ($/bbl)	(24.45)	-	(6.64)	-
Foreign exchange loss (gain) ($/bbl)	4.45	13.43	(0.13)	5.07
Other (income) and expenses ($/bbl)	(0.70)	(0.14)	(0.33)	0.20
Adjusted EBITDA(1) ($/bbl)	35.17	23.68	19.31	32.44

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

5. CAPITAL RESOURCES AND LIQUIDITY

The Company’s capital management objective is to maintain financial flexibility and sufficient liquidity to execute on planned capital programs, while meeting short and long-term commitments, including servicing and repaying long term debt. The Company strives to actively manage its capital structure in response to changes in economic conditions and further deleverage its balance sheet.

At September 30, 2023, the Company’s capital structure primarily comprised of cash and cash equivalents, restricted cash, long- term debt and shareholders’ equity.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business.

5.1 Long Term Debt

On August 12, 2021, GRI issued US$312.5 million of 2025 Notes. The 2025 Notes were senior secured notes that had an original issue discount of 3.5%, bore interest at the fixed rate of 12.00% per annum, payable semi-annually, and had a maturity date of August 15, 2025.

On September 20, 2023 in conjunction with the closing of the De-Spac Transaction and the issuance of New Notes as described below, GRI redeemed the outstanding balance of $294.6 million (US$217.9 million) on the 2025 Notes at a redemption premium of 106.5%, plus accrued interest of $3.4 million. The total Debt Redemption Premium paid as a result of the early redemption was $19.2 million (US$14.2 million) plus accrued interest of $3.4 million (US$2.5 million). Unamortized debt costs of $42.1 million were also expensed in conjunction with the extinguishment of the debt.

On September 20, 2023, the Company issued US$300.0 million of New Notes. The New Notes are senior secured notes that bear interest at the fixed rate of 12.00% per annum, payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 2024 and mature on October 1, 2028. The New Notes are secured by a lien on substantially all the assets of the Company and its wholly owned subsidiaries, junior in priority to the Senior Credit Facility. Subject to certain exceptions and qualifications, the indenture governing the New Notes contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, pay dividends, redeem stock, make certain restricted payments, and dispose of and transfer assets. The indenture governing the New Notes has a minimum hedging requirement of 50% of the forward 12 calendar month PDP forecasted production as prepared in accordance with the Canadian standards under National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities until principal debt under the New Notes is less than US$100.0 million and limits capital expenditures to US$100.0 million annually until the principal outstanding is less than US$150.0 million.

Under the indenture governing the New Notes, the Company is required to redeem the New Notes at 105% of the principal amount plus accrued and unpaid interest with 75% of Excess Cash Flow (as defined in the New Notes Indenture) in six-month periods, with the first period beginning on June 30, 2024. If Consolidated Indebtedness is less than US$150.0 million, the required redemption is reduced to 25% of Excess Cash Flow to be paid in every six-month period until the principal owing on the New Notes is less than $100.0 million.

As at September 30, 2023, the face value of the Company’s long-term debt was $405.6 million5 and the fair value was $401.5 million (December 31, 2022 carrying value – $254.4 million, fair value – $315.7 million).

The Company is exposed to foreign exchange rate fluctuations on the principal value and interest payments in respect of its New Notes. As of September 30, 2023, a 10% change to the value of the Canadian dollar relative to the US dollar would result in a foreign exchange gain (loss) of approximately $40.6 million (December 31, 2022 - $29.3 million).

5.2 Senior Credit Facility

On September 20, 2023, Greenfire also entered into a reserve-based credit facility (the “Senior Credit Facility”) comprised of an operating facility and a syndicated facility. Total credit available under the Senior Credit Facility is $50.0 million, comprising of a $20.0 million operating facility and a $30.0 million syndicated facility.

The Senior Credit Facility is a committed facility available on a revolving basis until September 20, 2024, at which point in time it may be extended at the lender’s option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and any amounts outstanding would be repayable at the end of the non-revolving term, being September 20, 2025. The Senior Credit Facility is subject to a semi-annual borrowing base review, occurring in May and November of each year, with the first review scheduled in May 2024. The borrowing base is determined based on the lender’s evaluation of the Company’s petroleum and natural gas reserves and their commodity price outlook at the time of each renewal.

The Senior Credit Facility is secured by a first priority security interest on substantially all the assets of the Corporation and is senior in priority to the New Notes. The Senior Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets.

Amounts borrowed under the Senior Credit Facility bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, secured overnight financing rate or bankers’ acceptance rate, plus a margin of 2.75% to 6.25% based on Debt to EBITDA ratio. A standby fee on the undrawn portion of the Senior Credit Facility ranges from 0.6875% to 1.5625% based on Debt to EBITDA ratio. As at September 30, 2023, the Company had no amounts drawn and $7.6 million of letters of credit outstanding under the Senior Credit Facility and the Company was in compliance with all covenants.

Subsequent to September 30, 2023, Greenfire entered into an unsecured $55.0 million letter of credit facility with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC Facility”).

5.3 Restricted Cash and Letter of Credit Facilities

As at September 30, 2023, the Company had a $46.8 million credit facility with the Petroleum Marketer (“Credit Facility”) that was used to issue $46.8 million in letters of credit related to the Company’s long-term pipeline transportation agreements. Under the terms of the Credit Facility, over a period of 24 months and beginning in October 2021, the Company is required to contribute cash to a cash-collateral account (“Reserve Account”) until the balance of the Reserve Account is equal to 105% of the aggregate face value of the Credit Facility. As at September 30, 2023, the Company had contributed $43.3 million in cash to the Reserve Account.

[5]	The U.S. dollar denominated debt was translated into Canadian dollars as at period end exchange rates.

Subsequent to September 30, 2023, the EDC facility will replace the cash collateralized Credit Facility resulting in the release of the $43.3 million of restricted cash.

5.4 Working Capital (Deficit) and Adjusted Working Capital6

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital(1). Adjusted working capital(1) is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of long-term debt and current portion of risk management contracts. Adjusted working capital7 is included within the non- GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts. A surplus of adjusted working capital(1) will result in a future net cash inflow to the business. Available funding allows management and other users to evaluate the Company’s short-term liquidity, and its capital resources available at a point in time.

As at September 30, 2023, working capital increased to a deficit of $1.0 million from a working capital deficit of $13.4 million as at December 31, 2022, a difference of $14.4 million, primarily due to an increase in cash and cash equivalents from the proceeds from the issuance of the New Notes, partially offset by the recognition of the fair value of the warrants issued to former GRI common shareholders, bond warrant holders and employees.

As at September 30, 2023, adjusted working capital increased to $87.1 million from $76.9 million as at December 31, 2022, a difference of $10.2 million, primarily due to an increase in cash balances from the proceeds from the issuance of the New Notes, partially offset by the recognition of the fair value of the Greenfire warrants issued to former GRI common shareholders, bond warrant holders and performance warrants holders.

Refer to section 5.1 Long Term Debt in this MD&A for more details of the Company’s long-term debt.

Reconciliation of Working Capital (Deficit) to Adjusted Working Capital1

($ thousands)	Three months ended September 30, 2023	Year ended December 31, 2022
Current assets	166,917	123,527
Current liabilities	(167,959)	(136,921)
Working capital (deficit)	(1,043)	(13,394)
Current portion of risk management contracts	18,452	27,004
Current portion of long-term debt	69,652	63,250
Adjusted working capital(1)	87,061	76,860

[1]	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

[6]	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.
[7]

5.5 Share Capital and Warrant Liability Share Capital and Warrant Liability

The Company is authorized to issue an unlimited number of common shares. As of September 30, 2023 and the date of this MD&A, the Company has 68,642,515 common shares outstanding. In addition, the Company has 7,526,667 Greenfire warrants and 3,617,016 performance warrants issued and outstanding.

5.6 Cash Flow Summary

Cash Flow – Operating Activities

During the three months ended September 30, 2023, cash provided by operating activities was $41.9 million compared to $49.2 million in the same period in 2022. The reduction was primarily due to lower oil sales volumes, partially offset by $37.6 million of realized risk management contract losses in 2022, compared to nil during the same period in 2023, as well as lower diluent expense during the third quarter of 2023.

During the nine months ended September 30, 2023, cash provided by operating activities was $61.0 million compared to $147.4 million in the same period in 2022. The reduction was primarily due lower WCS benchmark oil prices and lower production, partially offset by $128.7 million of realized risk management contract losses in 2022, compared to $7.0 million in losses during the same period in 2023.

Based on current and forecasted production levels, operating expenses, property, plant and equipment expenditures, existing commodity price risk management contracts and current outlook for commodity prices, the Company expects cash from operating activities will be sufficient to cover its operational commitments and financial obligations under its New Notes and letters of credit in the next 12 months.

Cash Flow – Financing Activities

During the three months ended September 30, 2023, cash provided by financing activities was nil as the issuance of the New Notes offset the redemption of the 2025 Notes and the De-Spac Transaction compared to nil in the same period in 2022.

During the nine months ended September 30, 2023, cash provided by financing activities was nil as the issuance of the New Notes offset the redemption of the 2025 Notes and the De-Spac Transaction, compared to cash used in financing activities of $60.7 million in the same period in 2022, mainly from a debt principal repayment on the 2025 Notes.

Cash Flow – Investing Activities

During the three months ended September 30, 2023, cash used in investing activities was $13.3 million compared to cash used in investing activities of $23.4 million in the same period in 2022. The difference was primarily due to the Company transferring $7.6 million in outstanding letters of credit from restricted cash to cash and cash equivalents as part of the Senior Credit Facility, during the third quarter of 2023. Additionally, the decrease to cash used in investing activities during the third quarter of 2023 was also due to lower property, plant, and equipment expenditures.

During the nine months ended September 30, 2023, cash used in investing activities was $30.9 million compared to cash used in investing activities of $46.4 million in the same period in 2022. The difference was primarily due to lower property, plant, and equipment expenditures, as well as the Company transferring $7.6 million in outstanding letters of credit from restricted cash to cash and cash equivalents as part of the Senior Credit Facility, during the nine months ended September 30, 2023.

Cash Flow Summary

	Three months ended September 30,		Nine months ended September 30,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Cash provided by (used in):
Operating activities	41,873	49,161	61,017	147,381
Financing activities	65	(0)	53	(60,691)
Investing activities	(13,299)	(23,351)	(30,885)	(46,428)
Exchange rate impact on cash and cash equivalents held in foreign currency	455	637	428	(1,309)
Change in cash and cash equivalents	29,094	26,447	30,613	38,953

5.7 Property, Plant and Equipment Expenditures

Total property, plant and equipment expenditures for the three months ended September 30, 2023 was $9.6 million (2022 - $14.3 million), consisting primarily of $6.9 million spent on the five Refill Wells drilling program at the Expansion Asset and $2.7 million for various facility projects at the Demo Asset and the Expansion Asset facilities.

Total property, plant and equipment expenditures for the nine months ended September 30, 2023 was $14.0 million (2022 - $27.2 million), consisting primarily of $7.9 million spent on the five Refill Wells drilling program at the Expansion Asset and $6.1 million for various facility projects at the Demo Asset and Expansion Asset facilities.

Property, Plant and Equipment Expenditures

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Total property, plant and equipment expenditures	9,587	14,325	14,015	27,229
- $/bbl	7.26	8.78	2.88	4.76

5.8 Cash Provided by Operating Activities and Adjusted Funds Flow(1)

During the three and nine months ended September 30, 2023, the Company had cash provided by operating activities of $41.9 million and $61.0 million, respectively, compared to cash provided by operating activities of $49.2 million and $147.4 million, during the comparative periods in 2022. Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow8, which is a non-GAAP measure. Adjusted Funds Flow are cash provided by operating activities adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company’s ability to generate the necessary funds to maintain production and fund future growth Adjusted funds flow as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

During the three months ended September 30, 2023, Greenfire recorded adjusted funds flow(1) of $26.6 million compared to $15.2 million, during the same period in 2022. The increase in adjusted funds flow(1) during the third quarter of 2023 was primarily the result of the Company recognizing $37.6 million of realized risk management contract losses in 2022, compared to nil during the same period in 2023, in addition to higher diluent expense in 2022, which more than offset the lower oil sales volumes during the third quarter of 2023.

During the nine months ended September 30, 2023, Greenfire recorded adjusted funds flow(1) of $48.7 million compared to $119.6 million, during the same period in 2022. The decrease in adjusted funds flow(1) during the nine months ended September 30, 2023, was primarily the result of lower oil sales and WCS benchmark oil prices, which was partially offset by the Company recognizing $128.7 million of realized risk management contract losses in 2022, compared to $7.0 million in losses during the same period in 2023.

[8]	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Reconciliation of Cash Provided by Operating Activities to Adjusted Funds Flow(1)

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2023	2022	2023	2022
Cash provided by (used in) operating activities	41,873	49,161	61,017	147,381
Transaction Costs	4,083	-	8,324	-
Changes in non-cash working capital	(9,783)	(19,608)	(6,653)	(544)
Property, plant and equipment expenditures	(9,587)	(14,325)	(14,015)	(27,229)
Adjusted funds flow(1)	26,587	15,228	48,674	119,608
Cash provided by (used in) operating activities ($/bbl)	31.72	30.14	12.55	25.78
Transaction Costs ($/bbl)	3.09	-	1.71	-
Changes in non-cash working capital ($/bbl)	(7.41)	(12.02)	(1.37)	(0.10)
Property, plant and equipment expenditures ($/bbl)	(7.26)	(8.78)	(2.88)	(4.76)
Adjusted funds flow(1) ($/bbl)	20.14	9.34	10.01	20.92

6. NON-GAAP MEASURES

In this MD&A, we refer to certain specified financial measures such as adjusted EBITDA, adjusted EBITDA per barrel ($/bbl), adjusted funds flow and adjusted funds flow per barrel ($/bbl) which do not have any standardized meaning prescribed by IFRS. While these measures are commonly used in the oil and natural gas industry, the Company’s determination of these measures may not be comparable with calculations of similar measures presented by other reporting issuers. This MD&A also contains the terms “adjusted working capital” and “net debt” which are non-GAAP measures. We believe that the inclusion of these specified financial measures provides useful information to financial statement users when evaluating the financial results of Greenfire however they should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Non-GAAP Financial Measures Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. For a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA see Section 4.19 of this MD&A entitled “Net Income (Loss) and Comprehensive Income (Loss) and Adjusted EBITDA”.

[8]	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Measures section in this MD&A for further information.

Adjusted Funds Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non- GAAP measure. Management uses adjusted funds flow as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less property, plant and equipment expenditures. For a reconciliation of cash provided by operating activities to adjusted funds flow see Section 5.8 of this MD&A entitled “Cash Provided by Operating Activities and Adjusted Funds Flow”.

Non-GAAP Financial Ratios

Adjusted EBITDA ($/bbl)

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA ($/bbl), which is a non-GAAP measure. Adjusted EBITDA ($/bbl) is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total sales volume in a specified period.

Adjusted Funds Flow ($/bbl)

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow ($/bbl), which is a non-GAAP measure. Management uses adjusted funds flow ($/bbl) as an indicator of the efficiency and liquidity of Greenfire’s business, measuring its funds after capital investment that is available to manage debt levels and return capital to stakeholders. This measure is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted funds flow ($/bbl) is calculated by dividing adjusted funds flow by the Company’s total oil sales volume in a specified period.

Adjusted Working Capital

Working capital (deficit) is a GAAP measure that is the most directly comparable measure to adjusted working capital. These measures are not intended to represent current assets, net earnings or other measures of financial performance calculated in accordance with IFRS. Adjusted working capital is comprised of current assets less current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts and current portion of long-term debt, the latter of which is subject to estimates in future commodity prices, production levels and expenses, among other factors. Adjusted working capital is included within the non-GAAP measures because it is a less volatile measure of current assets and current liabilities, after isolating for current portion of long-term debt and current portion of risk management contracts, a surplus of adjusted working capital will result in a future net cash inflow to the business that can be used by management to evaluate the Company’s short-term liquidity and its capital resources available at a point in time. A deficiency of adjusted working capital will result in a future net cash outflow, which may result in the Company not being able to settle short-term liabilities more than current assets.

Net debt

Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net debt. These measures are not intended to represent long-term debt calculated in accordance with IFRS. Net debt is comprised of long-term debt, adjusted for current assets and current liabilities on the Company’s balance sheet, and excludes the current portion of risk management contracts. Management uses net debt to monitor the Company’s current financial position and to evaluate existing sources of liquidity. Net debt is used to estimate future liquidity and whether additional sources of capital are required to fund planned operations.

Reconciliation of Long-Term Debt to Net Debt

($ thousands)	Three months ended September 30, 2023	Year ended December 31, 2022
Long-term debt	(313,190)	(191,158)
Current assets	166,917	123,527
Current liabilities	(167,959)	(136,921)
Current portion of risk management contracts	18,452	27,004
Net debt	(295,780)	(177,548)

Summary of Quarterly Results

	2023		2022					2021(3)
($ thousands, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
BUSINESS ENVIRONMENT(1)
WTI (US$/bbl)	82.26	73.78	76.13	82.65	91.55	108.41	94.29	77.19	70.56
WTI (CAD$/bbl)	110.31	99.09	102.93	112.21	119.54	138.39	119.38	97.25	88.91
WCS (CAD$/bbl)	93.00	78.75	69.29	77.05	93.48	122.04	100.96	78.67	71.77
AECO (CAD$/GJ)	2.46	2.32	3.05	4.85	3.95	6.86	4.49	4.41	3.41
FX (USD:CAD)(2)	1.341	1.343	1.352	1.358	1.306	1.277	1.266	1.26	1.26
Operational Expansion
Bitumen production (bbls/d)	11,052	13,939	16,302	15,710	14,926	17,910	18,714	19,155	2,076
Operational – Demo
Bitumen production (bbls/d)	3,618	4,097	4,284	3,869	2,922	3,830	4,196	3,909	3,286
Operational Consolidated
Bitumen production (bbls/d)	14,670	18,036	20,586	19,579	17,848	21,740	22,909	23,064	5,362
OPERATING RESULTS
Oil sales	160,967	173,605	179,668	180,741	209,550	315,794	292,764	215,985	37,943
Net income (loss)	(138,689)	24,223	(16,678)	87,995	111,594	45,473	(102,426)	(10,315)	564,696
Cash flow provided by operating activities	41,873	23,640	(4,495)	17,322	49,164	67,553	30,688	41,129	27,546
Property, plant and equipment expenditures	9,587	1,911	2,518	12,361	14,325	7,706	5,200	2,399	1,509
FINANCIAL POSITION
Cash and cash equivalents	65,976	36,882	22,403	35,363	99,822	73,375	83,774	60,869	32,019
Restricted cash	43,779	47,363	39,363	35,313	27,413	22,017	13,917	8,700	560

	2023		2022					2021(3)
($ thousands, unless otherwise noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total assets	1,198,889	1,153,021	1,147,984	1,174,258	1,158,367	1,174,634	1,182,168	1,129,080	1,107,261
Total debt	382,842	246,805	259,555	254,408	320,607	289,604	329,689	325,569	369,647
Shareholders’ equity	699,657	846,098	821,418	837,771	748,593	647,937	602,464	704,890	671,714

(1)	These benchmark prices are not the Company’s realized sales prices and represent approximate values.

(2)	Annual or quarterly average exchange rates as per the Bank of Canada.

(3)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021.

7. COMMITMENTS AND CONTINGENCIES

The Company has unrecognized commitments related to pipeline transportation services, and credit facility commitments associated with its pipeline transportation commitments. Subsequent to September 30, 2023, the Credit Facility has been extinguished and replaced by the EDC Facility. Future minimum amounts payable under these commitments are as follows:

Commitments

(thousands)	2023	2024	2025	2026	2027	Beyond 2027	Total
Credit facility	1,597	-	-	-	-	-	1,597
Transportation	8,103	31,880	30,561	28,956	29,044	232,368	360,912
Total	9,700	31,880	30,561	28,956	29,044	232,368	362,509

8. ACCOUNTS RECEIVABLE

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. For the period ended September 30, 2023, the Company had oil sales to a single counterparty and has not previously experienced any material credit losses on the collection of accounts receivable.

At September 30, 2023 credit risk from the Company’s outstanding accounts receivable and joint interest receivable balances was considered low due to a history of collections and the receivables that were held by credit worthy counterparties. There were no overdue balances at September 30, 2023.

Accounts Receivable

($ thousands)	Three months ended September 30, 2023	Year ended December 31, 2022
Trade receivables	33,165	22,428
Joint interest receivables	8,228	11,880
Accounts receivable	41,393	34,308

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s critical accounting policies and estimates are those estimates having a significant impact on the financial position and operations that require management to make judgements, assumptions and estimates in the application of IFRS. Judgements, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information becomes available, these judgements, assumptions and estimates may be subject to change. Detailed disclosure of the significant accounting policies and the significant accounting estimates, assumptions and judgements can be found in the Company’s financial statements for the period ended December 31, 2022.

10. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, change in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

11. FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this MD&A. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Company; Greenfire’s belief that there are a range of attractive investment opportunities in the oil and gas sector in Canada; that the additional production from the five Refill Wells completed in November will continue to ramp up and meet expectations; the expectation that NCG injection compressor at the Expansion Asset will be fully commissioned by the end of November 2023 and the targeted reservoir pressure will be met; the ability to restore or drill a new disposal well at the Demo Asset to address production disruptions; management’s intent to actively manage the Company’s capital structure in response to changes in economic conditions and its intention to further deleverage the Company’s balance sheet; management’s belief that the Company’s current capital resources and its ability to manage cash flow and working capital levels will allow the Company to meet its current and future obligations, to make scheduled interest and principal payments, and to fund the other needs of the business; and statements relating to the business and future activities of the Company after the date of this MD&A.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on equipment on Greenfire’s properties; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing;; the impact of global wars and conflicts on global stability, , commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation and Government of Alberta production curtailments, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general stigmatization of the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; and general economic, market and business conditions in Canada, the United States and globally.

The lists of risk factors set out in this MD&A or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this MD&A generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

For additional information relating to Greenfire’s operational and other risk factors, please refer to the Company’s August 11, 2023 Registration Statement on Form F-1, which along with other relevant documents, is available on a website maintained by the SEC at www.sec.gov.

12. ADDITIONAL INFORMATION

Additional information relating to the Company is available on https://www.greenfireres.com and can also be found on a website maintained by the SEC at www.sec.gov.

SCHEDULE “C”

FORM 51-101F2 – REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the Board of Directors of Greenfire Resources Operating Corporation (the “Company”):

1.	We have evaluated the Company’s reserves data as at December 31, 2022. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2022 estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.	We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.	The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved + probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2022, and identifies the respective portions thereof that we have evaluated and reported on to the Company’s Board of Directors:

Independent Qualified Reserves	Price Case	Effective Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)
Evaluator				Audited	Evaluated	Reviewed	Total
McDaniel	Jan 2023 Consultant Avg.	December 31, 2022	Canada	-	2,154,504	-	2,154,504

6.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

(Signed) “Jared W. B. Wynveen”

Jared W. B. Wynveen, P.Eng.

Executive Vice President

Calgary, Alberta, Canada

March 8 2023

C-1

SCHEDULE “D”

FORM 51-101F3 – REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Greenfire Resources Ltd. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenues as at December 31, 2022, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluator is presented in Schedule “C” to this prospectus.

The Audit and Reserves Committee of the board of directors of the Corporation has

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of such independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit and Reserves Committee of the board of directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit and Reserves Committee, approved

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing the reserves data and other oil and gas information;

(b)	the filing of the Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Per:	(signed) “Robert Logan”	Per:	(signed) “Tony Kraljic”
	Robert Logan President, Chief Executive Officer and Director		Tony Kraljic Chief Financial Officer

Per:	(signed) “Julian McIntyre”	Per:	(signed) “William Derek Aylesworth”
	Julian McIntyre Director		William Derek Aylesworth Director

D-1

SCHEDULE “E”

MANDATE OF AUDIT AND RESERVES COMMITTEE

Role and Objective

The board of directors (the “Board”) of Greenfire Resources Ltd. (the “Corporation”) hereby establishes a committee of the Board to be called the Audit and Reserves Committee (the “Committee”), to which the Board has delegated its responsibility for: (i) oversight of the nature and scope of the annual audit; (ii) oversight of the Corporation’s management reporting on internal accounting standards and practices; (iii) review of the adequacy of the Corporation’s financial information and accounting systems and procedures; (iii) financial reporting and statements; (iv) recommending, for Board approval, the interim and annual audited financial statements and other mandatory disclosure releases containing financial information; (v) assisting the Board in fulfilling its responsibilities with respect to oversight and due diligence by reviewing, reporting and making recommendations to the Board on the development and implementation of the policies, standards and practices of the Corporation; and (vi) assisting the Board in satisfying its responsibilities in respect of the Corporation meeting its legal, industry and community obligations pertaining to the assessment and reporting of the Corporation’s reserves and related oil and gas information.

The primary objectives of the Committee are to:

1.	assist the Board to meet its responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Corporation and related matters;

2.	facilitate communication between directors of the Corporation (“Directors”) and registered public accounting firms (the “external auditors”);

3.	enhance the external auditor’s independence;

4.	review the credibility and objectivity of the Corporation’s financial reports;

5.	facilitate discussions and communication between Directors on the Committee, management and the external auditor;

6.	review all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves and resources including Reserves Data (as defined below) or other information derived from Reserves Data; and

7.	review all matters relating to the Corporation’s Independent Evaluator (as defined below).

Membership of the Committee

1.	The Committee shall be comprised of at least three (3) directors of the Corporation, none of whom are members of management of the Corporation and all of whom are “independent” as such term is used in: (a) National Instrument 52-110 – Audit Committees (“NI 52-110”), (as amended from time to time); (b) National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) (as amended from time to time); (c) Rule 10A-3 (“Rule 10A-3”) under the United States Securities Exchange Act of 1934, as amended (unless the Board determines that an exemption contained in Rule 10A-3 is available and determines to rely thereon); and (d) any other applicable laws and regulations.

2.	The Board, from time to time, shall appoint the Chair of the Committee and other members of the Committee.

3.	At least one member shall have accounting or related financial management expertise and qualify as a “financial expert” or similar designation in accordance with the requirements of the regulatory bodies to which the Corporation is subject.

4.	All of the members of the Committee must be “financially literate” (as defined in NI 52-110).

5.	Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

Mandate and Responsibilities of the Committee

The Committee shall be responsible for:

Auditors, Internal Controls and Financial Reporting and Other Disclosure

6.	overseeing and evaluating the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting;

7.	satisfying itself on behalf of the Board with respect to the Corporation’s internal control systems, including:

(a)	identifying, monitoring and mitigating business risks;

(b)	monitoring compliance with legal, ethical and regulatory requirements including the certification process;

(c)	reviewing the Corporation’s process for testing its internal controls; and

(d)	reviewing the external auditor’s (and internal auditor if one is appointed by the Corporation) assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses;

8.	reviewing the annual and interim financial statements of the Corporation and the notes thereto, prior to their submission to the Board for approval. The process should include but not be limited to:

(a)	reviewing the appropriateness of significant accounting principles and any changes in accounting principles;

(b)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation and reserves with respect to environmental matters, impairment and asset retirement obligations;

(c)	reviewing non-recurring transactions;

(d)	reviewing the accounting treatment of unusual or non-recurring transactions;

(e)	reviewing and ascertaining compliance with covenants under loan agreements;

(f)	reviewing disclosure requirements for commitments and contingencies;

(g)	reviewing adjustments raised by the external auditor, whether or not included in the financial statements;

(h)	reviewing unresolved differences or disagreements between management and the external auditor;

(i)	reviewing the Corporation’s risk assessment and risk management policies and procedures including hedging policies, litigation matters, and insurance program; and

(j)	obtaining explanations of significant variances with comparative reporting periods;

9.	reviewing the financial statements, prospectuses, management discussion and analysis (“MD&A”), annual reports, business acquisition reports, annual and interim profit or loss releases, and all other public disclosure containing audited or unaudited financial information before public release and prior to Board approval;

10.	reviewing the Corporation’s procedures for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, including prospectuses and business acquisition reports prior to their public release, and periodically assessing the adequacy and accuracy of those procedures;

11.	reviewing and monitoring the Corporation’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and statutory requirements;

12.	with respect to the appointment of external auditors by the Board, the Committee shall:

(a)	be directly responsible for the appointment, compensation, retention, termination and oversight of the work of any external auditors engaged for the purpose of preparing or issuing an auditor report or performing other audit, review or attest services for the Corporation, and each such external auditor must report directly to the Committee;

(b)	ensure the auditor’s ultimate accountability to the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor;

(c)	ensure the auditor’s ultimate accountability to the Board and the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor;

(d)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change;

(e)	review and approve any audit and non audit services to be provided by the external auditors’ firm and consider the impact on the independence of the auditors;

(f)	ensure that the auditor submits on a periodic basis to the Committee, a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Canadian and other applicable auditor independence standards, and to review such statement and to actively engage in a dialogue with the auditor with respect to any undisclosed relationships or services that may impact on the objectivity and independence of the auditor, and to review the statement and dialogue with the Board and recommend to the Board appropriate action to ensure the independence of the auditor;

(g)	provide a line of communication between the auditors and the Board; and

(h)	meet with the auditors at least once per quarter without management present to allow a candid discussion regarding any concerns the auditors may have and to resolve any disagreements between the auditor and management regarding the Corporation’s financial reporting;

13.	reviewing with external auditors (and internal auditor if one is appointed by the Corporation) their assessment of the internal controls of the Corporation, their written reports containing recommendations for improvement, and management’s response and follow up to any identified weaknesses;

14.	reviewing with the external auditor their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Corporation and its subsidiaries;

15.	meeting periodically with the external auditor, independent of management. The issues for consideration may include, but are not limited to:

(a)	obtain feedback on competencies, skill sets and performance of key members of the financial reporting team;

(b)	enquire as to significant differences from prior year period audits or reviews;

(c)	enquire as to transactions accounted for in an acceptable manner but not a basis which, in the opinion of the external auditor was not the preferable accounting treatment;

(d)	enquire as to any differences between management and the external auditor;

(e)	enquire as to material differences in accounting policies, disclosures or presentation from prior periods;

(f)	enquire as to deficiencies in internal controls identified in the course of the performance of the procedures by the external auditor; and

(g)	enquire as to any other matters or observations that the external auditor would like to bring to the attention of the Committee;

16.	pre-approving all non-audit services to be provided to the Corporation or its subsidiaries by the external auditors. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting following such pre-approval and the member(s) comply with such other policies and procedures as may be established by the Committee from time to time;

17.	reviewing the Corporation’s enterprise risk assessment and risk management system including risk management policies and procedures (i.e. hedging, litigation, climate change and insurance) and report to the Board with respect to risk assessment process and the appropriateness of risk management policies and procedures in managing risk. While the Committee reviews such policies and procedures, the oversight of the actual enterprise risks is retained by the Board;

18.	overseeing the Corporation’s cybersecurity policies and procedures and regularly receive reports from management on its activities to protect the Corporation from cybersecurity risks;

19.	establishing procedures for and, if desired, also engage an independent service provider to assist with:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, including the resolution of any such complaints or concerns by Management or, if warranted, by the Board;

20.	reviewing and approving the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

21.	having the authority to investigate any financial activity of the Corporation. All employees of the Corporation are to cooperate as requested by the Committee;

22.	reviewing all related party transactions (as defined by applicable regulations) and ensure the nature and extent of such transactions are properly disclosed;

23.	having the authority to engage independent counsel and other advisers, as the Committee determines necessary to carry out its duties;

24.	conducting or undertaking such other duties as may be required from time to time by any applicable regulatory authorities, including the NYSE and Toronto Stock Exchange (as applicable);

Reserves

25.	reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under NI 51-101 and Subpart 1200 of Regulation S-K, as applicable and applicable securities law requirements;

26.	assisting the Corporation’s management in fulfilling its responsibilities under NI 51-101 and applicable securities law with respect to the oil and natural gas reserves evaluation process;

27.	reviewing the Corporation’s procedures for providing information to the Corporation’s independent qualified reserves evaluators or auditors (as defined in NI 51-101) (the “Independent Evaluator”);

28.	meeting annually with management and the Independent Evaluator, to determine whether any restrictions placed by management affect the ability of the Independent Evaluator to report without reservation on the reserves data (as defined in NI 51-101) (the “Reserves Data”) and to review the Reserves Data and the report thereon of the Independent Evaluator (if such report is provided);

29.	reviewing the appointment of the Independent Evaluator and, in the case of any proposed change to change the Independent Evaluator, determine the reason therefor and whether there have been any disputes with management;

30.	providing a recommendation to the Board as to whether to approve the content and/or filing of the statement of the Reserves Data or resources, if applicable, and other information that may be prescribed by applicable securities requirements including any reports of the Independent Evaluator and of management in connection therewith;

31.	reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities including resources; and

32.	generally, reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves and resources including Reserves Data or other information derived from Reserves Data.

Meetings and Administrative Matters

1.	At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall not be entitled to a second or casting vote.

2.	The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

3.	A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4.	Meetings of the Committee should be scheduled to take place at least four times per year and at such other times as the Chair of the Committee may determine as necessary in order for the Committee to satisfy its duties and responsibilities as set out herein. Agendas, approved by the Chair, shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

5.	The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chair. The Committee may invite such other officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

6.	Minutes of all meetings of the Committee shall be taken and shall be made available to the Board. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

7.	The Committee shall meet with the external auditors at least quarterly (including without management present) and at such other times as the external auditors and the Committee consider appropriate.

8.	The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation without any further approval of the Board.

9.	The external auditors of the Corporation are entitled to receive notice of every meeting of the Committee and be heard thereat.

10.	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chair of the Board by the Chair of the Committee.

Approved by the Board of Directors on September 20, 2023.

SCHEDULE “F”

MANDATE OF THE BOARD OF DIRECTORS

Role and objective

The board of directors (the “Board”) of Greenfire Resources Ltd. (the “Corporation”) directly, and through its committees is responsible for the stewardship of the Corporation, and any subsidiaries of the Corporation (collectively, “Greenfire”). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Greenfire. In general terms, the Board will:

1.	in consultation with the president and chief executive officer of the Corporation (the “CEO”) and others, define the principal objectives of Greenfire;

2.	monitor the management of the business and affairs of Greenfire with the goal of achieving Greenfire’s principal objectives as defined by the Board in association with the CEO;

3.	discharge the duties imposed on the Board by applicable laws; and

4.	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Mandate and Responsibilities of the Board

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction, Operating, Capital and Financial Plans

1.	require the CEO to present to the Board a longer range strategic plan and a shorter range business plan for Greenfire when requested by the Board, which plans must:

(a)	be designed to achieve Greenfire’s principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Greenfire’s business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans;

2.	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

3.	review the principal risks of Greenfire’s business identified by the CEO and review management’s implementation of the appropriate systems to manage and mitigate these risks;

4.	approve the annual operating and capital budgets, and plans, as may be amended from time to time;

5.	approve acquisitions and dispositions in excess of pre-approved expenditure limits established by the Board;

6.	approve the establishment of credit facilities and borrowing;

7.	approve issuances of additional Common Shares of the Corporation, other securities or other instruments to the public;

8.	approve the repurchase of Common Shares of the Corporation or other securities in accordance with applicable securities laws;

Monitoring and Acting

9.	monitor Greenfire’s progress towards achieving its goals, and to revise and alter its direction through management in light of changing circumstances;

10.	monitor overall human resources policies and procedures, including compensation and succession planning;

11.	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Greenfire’s internal control and management information systems;

12.	approve all matters relating to a material transaction involving Greenfire;

Management and Organization

13.	appoint the CEO and determine the terms of the CEO’s employment with Greenfire;

14.	appoint all officers of Greenfire and approve the terms of each officer’s employment with Greenfire;

15.	monitor the “good corporate citizenship” of Greenfire, including compliance by Greenfire with all applicable environmental laws;

16.	ensure that Greenfire has in place appropriate programs and policies for the health and safety of its employees and that Greenfire sets high environmental standards in its operations and is compliant with environmental laws and regulations;

17.	evaluate the performance of the CEO and the other executive officers on an ongoing basis through in camera sessions held at the end of each regularly scheduled Board meeting;

18.	in consultation with the CEO, establish the limits of management’s authority and responsibility in conducting Greenfire’s business;

19.	to the extent possible, satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

20.	develop a system under which succession to senior management positions will occur in a timely manner;

21.	approve any proposed significant change in the management organization structure of Greenfire;

22.	generally provide advice and guidance to management;

Finances and Controls

23.	review Greenfire’s systems to manage and mitigate the risks of Greenfire’s business and, with the assistance of management, Greenfire’s auditors and others (as required), evaluate the appropriateness of such systems;

24.	review the procedures designed and implemented by Greenfire’s management and the independent auditors to ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

25.	review the procedures implemented by Greenfire’s management and the Board which are designed to ensure that the financial performance of Greenfire is properly reported to Greenfire shareholders, other security holders and regulators on a timely and regular basis;

26.	establish and maintain a disclosure and trading policy for Greenfire;

27.	monitor the appropriateness of Greenfire’s capital structure;

28.	ensure that the financial performance of Greenfire is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

29.	review the procedures implemented by Greenfire’s management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Greenfire or its securities;

30.	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Greenfire and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

31.	require that the CEO and other executive officers institute and monitor processes and systems designed to ensure compliance with applicable laws by Greenfire and its officers and employees;

32.	require the CEO and Chief Financial Officer (“CFO”) institute, and maintain the integrity of, internal control and information systems, including maintenance of all required records and documentation;

33.	review and approve the Corporation’s hedging program;

34.	approve material contracts to be entered into by the Corporation;

35.	based on the recommendation of the Audit and Reserves Committee of the Board, recommend to shareholders of Greenfire a firm of chartered accountants to be appointed as Greenfire’s auditors;

36.	review, consider and where required, approve the reports required under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, and any reports or other disclosure related to Greenfire’s reserves or resources under applicable securities laws;

37.	ensure Greenfire’s oil and gas reserve and/or resource report fairly represents the quantity and value of corporate reserves and/or resources in accordance with generally accepted engineering principles and applicable securities laws;

38.	determine the Corporation’s dividend policies and approve any payment of dividends;

39.	take reasonable actions to gain reasonable assurance that all financial information made public by Greenfire (including Greenfire’s annual and quarterly financial statements) is accurate and complete and represents fairly the Corporation’s financial position and performance;

Governance

1.	engage in the process of determining Board member qualifications with the Environmental, Social and Governance and Compensation Committee (the “ESG and Compensation Committee”), and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements and pursuant to the mandates of such committees;

2.	facilitate the continuity, effectiveness and independence of the Board by, among other things:

(a)	in conjunction with the ESG and Compensation Committee of the Board, selecting nominees for election to the Board;

(b)	appointing a Chair of the Board;

(c)	in consultation with the Chair of the Board, developing a position description for the Chair of the Board;

(d)	appointing from among the directors the members of the Audit and Reserves Committee, ESG and Compensation Committee, and such other committees of the Board as the Board deems appropriate;

(e)	defining the mandate of each committee of the Board;

(f)	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair of the Board, the Board as a whole, each committee of the Board and each director;

(g)	reviewing the orientation and education program for new members to the Board to ensure that it is adequate and effective; and

(h)	establishing a system to enable any director to engage an outside adviser at the expense of Greenfire;

3.	review annually the composition of the Board and its committees and assess directors’ performance on an ongoing basis, and propose new members to the Board;

4.	on at least an annual basis, the Board shall conduct an analysis and make a recommendation as to the “independence” of each of the Board members;

Delegation

5.	the Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board to the extent permitted by applicable laws;

Composition

6.	the Board shall consist of such number of directors within the range set forth in Greenfire’s constating documents as the Board deems appropriate in order to facilitate effective decision making. The Board delegates to the ESG and Compensation Committee the responsibility of considering and making recommendations to the Board with respect to the appropriate Board size;

7.	Board members should have or obtain sufficient knowledge of Greenfire and the oil and gas business to assist in providing advice and counsel on relevant issues;

8.	Board members should offer their resignation from the Board to the Chairman of the Board following:

(a)	change in personal circumstances which would reasonably interfere with the ability to serve as a director;

(b)	change in personal circumstances which would reasonably reflect poorly on Greenfire (for example, finding by a court of fraud, or conviction under Criminal Code (Canada) or securities legislation);

(c)	in accordance with Greenfire’s Majority Voting Policy, should a Board member receive a greater number of votes “withheld” from his or her election than votes “for” his or her election; or

(d)	failure to qualify as a director in accordance with Section 105 of the Business Corporations Act (Alberta);

Meetings

9.	the Board shall meet at least four times per year and/or as deemed appropriate by the Chair of the Board;

10.	absent extenuating circumstances or scheduling conflicts, Board members are expected to attend all Board meetings;

11.	the Chair shall attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to such meetings;

12.	the CEO and CFO shall be available to attend all meetings of the Board upon invitation by the Board. Vice- Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board;

13.	at the end of each meeting of the Board the non-management members of the Board shall be given an opportunity to meet without members of management being present;

14.	independent directors shall meet regularly, and in no case less frequently than quarterly, without non- independent directors and management participation; and

15.	minutes of each meeting shall be prepared by the secretary to the Board.

Approved by the Board of Directors on September 20, 2023.

SCHEDULE “G”

MANDATE OF THE ESG AND COMPENSATION COMMITTEE

Role and Objective

The board of directors (the “Board”) of Greenfire Resources Ltd. (the “Corporation”) hereby establishes a committee of the Board to be called the Environmental, Social and Governance and Compensation Committee (the “Committee”), to which the Board has delegated certain of its responsibilities, including: (i) reviewing matters relating to social responsibilities and corporate governance of the Corporation and its subsidiaries and oversight of environmental stewardship and other sustainability based risks and opportunities; and (ii) reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of the Corporation and its subsidiaries in the context of the budget and business plan of the Corporation.

Membership of the Committee

1.	The Committee shall be comprised of two members or such greater number as the Board may from time to time determine, whom a majority of whom shall be “independent” (as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices (as amended from time to time) (“NI 58-101”) and any other applicable laws and regulations). In addition, in affirmatively determining such independence, the Board shall consider all factors specifically relevant to determining whether a director has a relationship to the Corporation which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Corporation to such director; and (ii) whether such director is affiliated with the Corporation, a subsidiary of the Corporation or an affiliate of a subsidiary of the Corporation.

2.	The Board, from time to time, shall appoint the Chair of the Committee, who shall be an independent director, and other members of the Committee.

3.	Any members of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

Mandate and Responsibilities of the Committee

The Committee shall be responsible for:

Governance Matters

1.	annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

2.	reviewing developments in corporate governance compliance and developing and recommending to the Board a set of corporate governance guidelines and principles;

3.	considering and, if thought fit, approving requests from one or more directors or committees of directors of the engagement of professional and other advisors from time to time;

4.	annually reviewing the Corporation’s disclosure of its corporate governance practices to be included in the Corporation’s annual information form, information circular or other disclosure document as required by NI 58-101, any other applicable corporate or securities laws and any applicable stock exchange rules regulatory authority;

5.	making recommendations to the Board as to which directors should be classified as “independent directors”, pursuant to any such report or circular;

6.	reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board, including considering the skill set on the Board and recommending nominees who meet the identified criteria and needs of the Board;

7.	evaluating, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;

8.	recommending suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors and in making such recommendations, the Committee should consider:

(a)	the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess;

(b)	the competencies and skills that the Board considers each existing director to possess;

(c)	the competencies and skills each new nominee will bring to the boardroom;

(d)	whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board; and

(e)	any applicable diversity policies that may be implemented by the Board form time-to time;

9.	ensuring persons to be nominated by the Committee:

(a)	have demonstrated notable or significant achievements in business, education or public service;

(b)	possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

(c)	have high ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the Corporation’s shareholders;

10.	as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board;

11.	acting as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

12.	developing and recommending to the Board for approval and periodic review structures and procedures designed to ensure that the Board can function effectively and independently of management;

13.	as may be required or requested from time-to-time, making recommendations to the Board regarding appointments of corporate officers and senior management;

14.	establishing, reviewing and updating periodically a Code of Business Conduct and Ethics (the “Code”) and ensuring that management has established a system to monitor compliance with these codes;

15.	reviewing management’s monitoring of the Corporation’s compliance with the Code;

16.	considering, and as determined appropriate, adopting diversity policies for the Board, executive officers and the Corporation as a whole;

17.	monitoring and making recommendations to the Board with respect to regulatory or other applicable changes in corporate governance;

Environmental and Sustainability

18.	reviewing developments relating to sustainability, environmental and social matters and, if determined appropriate, developing and recommending to the Board a set of sustainability, environmental and social guidelines and principles;

19.	overseeing the Corporation’s policies, procedures, practises and strategies relating to environmental and climate related issues and other sustainability matters to ensure due consideration of risks, opportunities and potential performance improvement relating thereto;

20.	reviewing and reporting to the Board with respect to the consideration and integration of environmental and climate related and sustainability issues in the development of the Corporation’s business strategy and financial planning;

21.	reviewing periodic reports from management regarding the Corporation’s initiatives and opportunities to optimize its environmental related and sustainability performance including processes to reduce or substitute energy and water use, reduce emissions and waste and minimize land disturbance;

22.	considering and reviewing the setting and performance against appropriate targets, benchmarking, procedures and reporting methods used by the Corporation to measure its climate, safety, environmental and other relevant sustainability performance;

23.	monitoring the Corporation’s compliance with applicable environmental laws in the jurisdictions in which the Corporation operates;

24.	considering and reviewing third party reports on the Corporation’s sustainability performance and peer sustainability performance;

25.	reviewing the Corporation’s enterprise risk management program relating to identifying, assessing and managing climate related risks, whether physical or transition related and in view of plausible future scenarios, as well as other sustainability related risks, and report to the Audit Committee of the Board;

26.	reviewing the Corporation’s disclosure, reporting and external communication practices pertaining to climate and sustainability issues, including but not limited to assessments of materiality, ESG or sustainability report development and approach to analogous disclosure, media and social media campaigns and other written communication with stakeholders;

27.	reviewing shareholder proposals relating to sustainability issues and provide a report or recommendation to the Board with respect to such proposals;

Compensation

28.	reviewing the compensation philosophy and remuneration policy for employees (including officers) of the Corporation and recommending to the Board changes to improve the Corporation’s ability to recruit, retain and motivate employees;

29.	reviewing and recommending to the Board compensation to be paid to members of the Board, the chair of the Board, and the chair and members of each committee of the Board;

30.	reviewing and recommending to the Board corporate goals and performance objectives and the compensation package for the President and Chief Executive Officer of the Corporation (“CEO”), including evaluating the performance in light of those corporate goals and objectives, and integrity of the CEO periodically, and determining (or making recommendations to the Board with respect to) the CEO’s compensation level based on such evaluation;

31.	reviewing and recommending to the Board, including based on any recommendations received from the CEO, the compensation benefits packages for all non-CEO officers and senior management positions within the Corporation;

32.	reviewing and recommending to the Board with respect incentive-compensation plans and equity-based plans and arrangements for directors, officers and, as required and/or requested, employees of the Corporation and its subsidiaries;

33.	reviewing and recommending for approval of the Board, in conjunction with the CEO, bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate;

34.	reviewing and recommending to the Board with respect to any share ownership guidelines applicable to the senior executives and directors, and review the shareholdings of the senior executives and directors based on such guidelines as established from time to time;

35.	overseeing succession planning for officers of the Corporation and periodically reviewing job descriptions related to the officer positions within the Corporation, specifically for the position of CEO;

36.	reviewing talent management practices for critical skills required to execute the Corporation’s strategic goals and business objectives;

37.	considering the implications and the risks associated with the Corporation’s compensation policies and to the extent deemed necessary by the Committee, establishing practices to identify and mitigate compensation policies and practices that could encourage executives to take inappropriate or excessive risks;

38.	reviewing management’s recommendations for proposed stock option, incentive award or share purchase plans and for grants under such plans, and making recommendations in respect thereof to the Board;

39.	reviewing and recommending to the Board for approval, when appropriate, any employment agreements and any severance arrangements or plans, including any benefits to be provided in connection with hiring, termination or a change in control, for the CEO, all other executives and senior management of the Corporation, including the ability to adopt, amend and terminate such agreements, arrangements or plans;

40.	comparing annually the total remuneration (including benefits), and the main components thereof, of the executives of the Corporation with the remuneration of peers in the same industry;

41.	preparing and submitting a report of the Committee to the Board for approval of the Board and inclusion of annual disclosure required by applicable securities laws and stock exchange rules to be made by the Corporation including the Statement of Executive Compensation required to be included in the information circular – proxy statement of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information;

42.	appointing and overseeing any compensation consultants; and

43.	reviewing management’s reports to the Committee on significant human resources policies of the Corporation and human resources issues.

Meetings and Administrative Matters

1.	At all meetings of the Committee every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chair of the meeting shall not be entitled to a second or casting vote.

2.	The Chair shall preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee present shall designate from among the members present the Chair for purposes of the meeting.

3.	A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4.	Meetings of the Committee should be scheduled to take place as frequently as necessary in order for the Committee to satisfy its duties and responsibilities as set out herein.

5.	The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

6.	Minutes of all meetings of the Committee shall be taken and shall be made available to the Board. The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

7.	The Committee may delegate any of its responsibilities to single members of the Committee or subcommittees as the Committee deems appropriate in its sole discretion and as permitted by applicable law.

8.	The Committee may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

9.	Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chair of the Board by the Chair of the Committee.

Approved by the Board of Directors on September 20, 2023.

SCHEDULE “H”

MBSC MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this report (the “Quarterly Report”) to “we,” “us” or the “Company” refer to M3-Brigade Acquisition III Corp. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This Quarterly Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward- looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other SEC filings.

Overview

We are a blank check company formed under the laws of the State of Delaware on March 25, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of the Initial Public Offering and the sale of the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.

Recent Developments

Appointment of new members to Board of Directors

On November 1, 2022, the Company appointed two new members to its Board of Directors, each of whom was to be paid a fee of $125,000 for his services. Such fees were paid in full in December 2022.

Business Combination Agreement

On December 14, 2022, the Company (“MBSC”) entered into a Business Combination Agreement (as amended on April 21, 2023 and June 15, 2023, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among MBSC, Greenfire Resources Ltd., an Alberta corporation (“PubCo”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo, 2476276 Alberta ULC, an Alberta corporation and a direct, wholly owned subsidiary of PubCo, and Greenfire Resources Inc., an Alberta corporation. The following description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Annex A to the definitive proxy statement filed with the SEC on August 14, 2023. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Conditions to the Closing

The consummation of the Transactions is subject to the satisfaction or waiver of certain customary closing conditions, among others (i) the approval of the Transactions and related matters by the equity holders of MBSC and Greenfire, (ii) the absence of any laws or injunctions prohibiting the Transactions, (iii) the accuracy (subject to agreed materiality thresholds) of the parties’ representations and warranties contained in the Business Combination Agreement, (iv) the absence of any “Material Adverse Effect” on either MBSC or Greenfire (as defined in the Business Combination Agreement), (v) approval for listing of the PubCo Common Shares by the New York Stock Exchange, (vi) approval of the Plan of Arrangement by the Alberta Court of King’s Bench, and (vii) the parties’ compliance in all material respects with their respective covenants under the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (a) by mutual written consent of MBSC and Greenfire, (b) by either MBSC or Greenfire, if the approval of the equity holders of MBSC or Greenfire is not obtained, (c) by either MBSC or Greenfire, if the other party has materially breached its covenants or representations under the Business Combination Agreement, (d) by either MBSC or Greenfire, if the Closing has not occurred on or before September 14, 2023, subject to either party’s ability to extend such date by two three-month periods in the event that specified approvals have not been obtained, (e) by either MBSC or Greenfire, if there is a final, non-appealable order of a governmental authority prohibiting the consummation of the Transactions, and (f) by MBSC if Greenfire has not delivered certain specified financial statements by April 15, 2023. There has been no termination to date of this Quarterly Report.

Subscription Agreements

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, MBSC entered into subscription agreements with certain investors, pursuant to which the Transaction Financing Investors have subscribed for an aggregate of (i) 4,950,496 SPAC Class A Shares for an aggregate purchase price of approximately $50,000,000 and (ii) $50,000,000 aggregate principal amount of PubCo’s 9.00% Convertible Senior Notes due 2028. The Transaction Financing will be consummated prior to or substantially concurrently with the Closing.

Each of the PIPE Investment and the PubCo Debt Financing will be automatically reduced based on the amount remaining in the trust account after giving effect to the SPAC Stockholder Redemption, with the PubCo Debt Financing being reduced first, and, if reduced in its entirety, the PIPE Investment being thereafter reduced.

The foregoing description of the Greenfire Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is included as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 20, 2022.

Greenfire Shareholder Support Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, MBSC, PubCo, Merger Sub, Canadian Merger Sub and Greenfire entered into a Shareholder Support Agreement with certain Greenfire shareholders (the “Greenfire Shareholder Support Agreement”), pursuant to which, among other things, such Greenfire shareholders have agreed to vote their Greenfire Shares to approve and adopt the Business Combination Agreement and the Transactions.

The foregoing description of the Greenfire Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Shareholder Support Agreement, a copy of which is included as Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 20, 2022.

Sponsor Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the sponsor, MBSC, PubCo and Greenfire entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the sponsor has agreed to (a) vote in favor of and support the Business Combination Agreement and the Transactions, (b) consummate the sponsor Class B Share Forfeitures and the sponsor Warrant Forfeiture in accordance with the Business Combination Agreement and (c) make a cash payment of $1,000,000 to Greenfire promptly following the Closing.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Agreement, a copy of which is included as Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on December 20, 2022.

Lock-Up Agreement

At the Closing, PubCo, the sponsor and certain Greenfire Shareholders will become parties to a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which, among other things, each of the sponsor and the Greenfire Shareholders party thereto will agree not to effect any sale or distribution of any Equity Securities of PubCo held by any of them during the period beginning on the Closing Date and ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the date on which the last reported closing price of a PubCo Common Share equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least seventy-five (75) days after the Closing Date and (iii) the date on which PubCo completes a liquidation, merger, amalgamation, arrangement, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

Investor Rights Agreement

At the Closing, PubCo, the sponsor, the other holders of SPAC Class B Shares, the Transaction Financing Investors and certain Greenfire Shareholders will become parties to an Investor Rights Agreement, pursuant to which, among other things, (a) each of the sponsor, the Transaction Financing Investors and such Greenfire Shareholders will be granted certain registration rights with respect to their respective PubCo Common Shares and (b) the sponsor will be granted certain board representation rights with respect to PubCo’s board of directors, in each case, on the terms and subject to the conditions set forth therein. Pursuant to the Investor Rights Agreement, the sponsor will have the right to designate one director for appointment to the PubCo Board following the Closing, which director will be in the class of directors up for reelection at the third annual shareholder meeting of PubCo.

Investor Support Agreements

Concurrently with the execution of the Business Combination Agreement, MBSC entered into Investor Support Agreements with holders of a majority of MBSC’s outstanding public SPAC Warrants, pursuant to which, among other things, such warrant holders agreed to vote all of the SPAC Warrants currently held by them in favor of any amendment to the terms of the SPAC Warrants solely to amend the terms of the SPAC Warrants together with any amendments required to give effect thereto such that all of the SPAC Warrants shall be exchanged for $0.50 per whole SPAC Warrant upon the Closing.

Supplemental Warrant Agreement

In accordance with the terms of the Company Warrant Agreement, as amended by the Supplemental Warrant Agreement: (a) a certain number of Company Bond Warrants shall be deemed to be cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to holders of Company Bond Warrants as determined in accordance with the Supplemental Warrant Agreement; following which (b) each remaining Company Bond Warrant shall be deemed to be exercised for Greenfire Shares pursuant to the terms of the Company Warrant Agreement as amended by the Supplemental Warrant Agreement, and each former holder of Company Bond Warrants shall, following the Amalgamation, receive PubCo Common Shares as determined in accordance with the Supplemental Warrant Agreement.

The Business Combination Agreement, the form of Subscription Agreement, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the form of Investor Support Agreement and the Supplemental Warrant Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about MBSC, Greenfire or their respective affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement and the other documents related thereto were made only for purposes of the Transactions as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, which subsequent information may or may not be fully reflected in MBSC’s public disclosures.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from March 25, 2021 (inception) through June 30, 2023 were the search for a target company for a Business Combination and activities in connection with the Greenfire Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We expect to generate non-operating income in the form of dividend and interest income on cash and marketable securities held in trust account after the Initial Public Offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2023, we had a net income of $2,664,135, which consists of a change in fair value of forward purchase agreement liability of $43,105, dividend on cash and marketable securities held in trust account of $3,607,144 and change in fair value of subscription purchase agreement liability of $318,612 offset by operating and formation costs of $557,726 and provision for income taxes of $747,000.

For the six months ended June 30, 2023, we had a net income of $4,307,697, which consists of dividend on cash and marketable securities held in trust account of $6,916,363, offset by change in fair value of forward purchase agreement liability of $338,517, offset by change in fair value of subscription purchase agreement liability of $598,686, operating and formation costs of $917,060 and provision for income taxes of $1,431,437.

For the three months ended June 30, 2022, we had a net income of $140,117, which consists of the change in fair value of derivative liabilities – forward purchase agreement of $341,659 and the gain on marketable securities (net), dividends and interest on cash held in Trust Account of $61,838, offset by operating and formation costs of $263,380.

For the six months ended June 30, 2022, we had a net loss of $561,832, which consists of operating and formation costs of $615,801 and the change in fair value of derivative liabilities – forward purchase agreement of $38,381, offset by the gain on marketable securities (net), dividends and interest on cash held in Trust Account of $92,350.

Liquidity and Capital Resources

On October 26, 2021, we consummated the Initial Public Offering of 30,000,000 Units at a price of $10.00 per Unit, which includes the partial exercise by the underwriters of the over-allotment option to purchase an additional 3,900,000 Units, generating gross proceeds of $300,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 7,526,667 Private Placement Warrants at a price of $1.50 per Private Placement Warrant in a private placement to our Sponsor, generating gross proceeds of $11,290,000.

On October 26, 2021, following the Initial Public Offering, the partial exercise of the over-allotment option by the underwriters’ and the sale of the Private Placement Warrants, a total of $303,000,000 (including $3,000,000 from the proceeds of the Private Placement Warrants) was placed in the trust account.

For the six months ended June 30, 2023, cash provided by operating activities was $322,611. Net income for the six months ended June 30, 2023 was $4,307,697 and was affected by dividends and interest on cash held in Trust Account of $6,916,363, change in fair value of forward purchase agreement liability of $338,517 and change in fair value of subscription purchase agreement liability of $598,686. Changes in operating assets and liabilities provided $1,860,622 of cash from operating activities.

For the six months ended June 30, 2022, cash used in operating activities was $140,259. Net loss for the six months ended June 30, 2022 was $561,832 and was affected by dividends and interest on cash held in Trust Account of $92,350, offset by change in fair value of derivative liabilities - forward purchase agreement of $38,381 and changes in operating assets and liabilities, which provided $475,542 of cash from operating activities.

As of June 30, 2023, we had cash and marketable securities held in the trust account of $312,953,334. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our Business Combination. We may withdraw interest to pay franchise and income taxes and for working capital purposes. During the three and six months ended June 30, 2023, the Company withdrew $1,646,500 of dividend and interest income from the trust account for working capital and to pay taxes. During the three and six months ended June 30, 2022, the Company did not withdraw any dividend and interest income from the trust account for working capital and to pay taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of June 30, 2023, we had cash of $498,089 outside of the trust account. We intend to use the funds held outside the trust account to pay taxes, with the excess amounts outside the trust account being used primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The loans would be repaid upon consummation of a Business Combination, without interest. As of June 30, 2023 and December 31, 2022, there were no working capital loans outstanding.

An affiliate of the sponsor paid $192,374 of expenses on behalf of the Company prior to the Initial Public Offering. Such advances were to be repaid by the Company out of funds held outside the trust account and were repaid on March 30, 2022. As of June 30, 2023 and December 31, 2022, there were $20,747 and $19,477 outstanding balance under due to related parties, respectively.

We have incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. We expect that we will need to raise additional funds in order to meet the expenditures required for operating our business, pay our existing liabilities and pay for the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination. Additionally, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations. These conditions raise substantial doubt about our ability to continue as a going concern one year from the date of our financial statements are issued.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The underwriters are entitled to a deferred fee of $0.45 per Unit issued at our initial public offering and $0.65 per Unit issued upon exercise by the underwriters of their overallotment option, or $14,280,000 in the aggregate. The deferred fee will be waived by the underwriters in the event that we do not complete a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting estimates, other than the following:

Derivative Liabilities

Forward purchase agreement and subscription purchase agreement are accounted for as liabilities in accordance with Accounting Standards Codification (“ASC”) 815, “Derivatives and Hedging”, and presented as derivative liabilities on the June 30, 2023 and December 31, 2022 balance sheets. The derivative liabilities were measured at fair value at inception and on a recurring basis, which changes in fair values are presented within change in fair value of derivative liabilities in the statements of operations. In order to capture the market conditions associated with the forward purchase agreement and subscription purchase agreement derivative liabilities, the Company engaged third-party valuation firm to conduct valuation on these derivative liabilities using Probability Weighted Expected Return Method (“PWERM”). PWERM is a multistep process in which value is estimated on the probability-weighted present value of various future outcomes. Future security value under each scenario is estimated. Each outcome and related security values are weighted based on the probability of the outcome occurring. The security values are discounted back to the valuation date using appropriate discount rate.

The key inputs used for forward purchase agreement liability were as follow:

	June 30, 2023	December 31, 2022
Probability of business combination	95%	90%
Underlying common stock price	$10.45	10.14
Risk-free rate	5.24%	3.99%
Unit purchase price	$10.00	10.00
Estimated maturity date	09/01/2023	06/20/2023

The key inputs used for the Subscription Agreements liability were as follow:

	June 30, 2023	December 31, 2022
Probability of business combination	95%	90%
Underlying common stock price	$10.45	10.14
Risk-free rate	5.24%	3.99%
Unit purchase price	$10.10	10.00
Estimated maturity date	09/01/2023	06/20/2023

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

SCHEDULE “I”

MBSC MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the M3-Brigade Acquisition III Corp’s (the “Company”, “we” or “us”) financial condition and results of operations should be read in conjunction with the audited financial statements and the notes related thereto which are included in Schedule “A” of this prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” in this prospectus.

Overview

We are a blank check company formed under the laws of the State of Delaware on March 25, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of the Initial Public Offering and the sale of the private placement warrants, our capital stock, debt or a combination of cash, stock and debt.

Recent Developments

Appointment of new members to Board of Directors

On November 1, 2022, the Company appointed two new members to its Board of Directors, each of whom is to be paid a fee of $125,000 for his services. Such fees have been paid in full in December 2022.

Business Combination Agreement

On December 14, 2022, the Company (“MBSC”) entered into a Business Combination Agreement, by and among MBSC, Greenfire Resources Ltd., an Alberta corporation (“PubCo”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo, 2476276 Alberta ULC, an Alberta corporation and a direct, wholly owned subsidiary of PubCo, and Greenfire Resources Inc., an Alberta corporation. The following description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Exhibit 2.1 in the Current Report on Form 8-K filed with the SEC on December 20, 2022. Capitalized terms used herein, but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Conditions to the Closing

The consummation of the Transactions is subject to the satisfaction or waiver of certain customary closing conditions, among others (i) the approval of the Transactions and related matters by the equity holders of MBSC and Greenfire, (ii) the absence of any laws or injunctions prohibiting the Transactions, (iii) the accuracy (subject to agreed materiality thresholds) of the parties’ representations and warranties contained in the Business Combination Agreement, (iv) the absence of any “Material Adverse Effect” on either MBSC or Greenfire (as defined in the Business Combination Agreement), (v) approval for listing of the PubCo Common Shares by the New York Stock Exchange, (vi) approval of the Plan of Arrangement by the Alberta Court of King’s Bench, and (vii) the parties’ compliance in all material respects with their respective covenants under the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (a) by mutual written consent of MBSC and Greenfire, (b) by either MBSC or Greenfire, if the approval of the equity holders of MBSC or Greenfire is not obtained, (c) by either MBSC or Greenfire, if the other party has materially breached its covenants or representations under the Business Combination Agreement, (d) by either MBSC or Greenfire, if the Closing has not occurred on or before September 14, 2023, subject to either party’s ability to extend such date by two three-month periods in the event that specified approvals have not been obtained, (e) by either MBSC or Greenfire, if there is a final, non-appealable order of a governmental authority prohibiting the consummation of the Transactions, and (f) by MBSC if Greenfire has not delivered certain specified financial statements by April 15, 2023.

Subscription Agreements

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, MBSC entered into subscription agreements with certain investors, pursuant to which the Transaction Financing Investors have subscribed for an aggregate of (i) 4,950,496 SPAC Class A Shares for an aggregate purchase price of approximately $50,000,000 and (ii) $50,000,000 aggregate principal amount of PubCo’s 9.00% Convertible Senior Notes due 2028. The Transaction Financing will be consummated prior to or substantially concurrently with the Closing.

Each of the PIPE Investment and the PubCo Debt Financing will be automatically reduced based on the amount remaining in the trust account after giving effect to the SPAC Stockholder Redemption, with the PubCo Debt Financing being reduced first, and, if reduced in its entirety, the PIPE Investment being thereafter reduced.

The foregoing description of the Greenfire Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement, a copy of which is included as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on December 20, 2022.

Greenfire Shareholder Support Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, MBSC, PubCo, Merger Sub, Canadian Merger Sub and Greenfire entered into a Shareholder Support Agreement with certain Greenfire shareholders (the “Greenfire Shareholder Support Agreement”), pursuant to which, among other things, such Greenfire shareholders have agreed to vote their Greenfire Shares to approve and adopt the Business Combination Agreement and the Transactions.

The foregoing description of the Greenfire Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Shareholder Support Agreement, a copy of which is included as Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 20, 2022.

Sponsor Agreement

On December 14, 2022, concurrently with the execution of the Business Combination Agreement, the sponsor, MBSC, PubCo and Greenfire entered into a Sponsor Agreement (the “Sponsor Agreement”), pursuant to which, among other things, the sponsor has agreed to (a) vote in favor of and support the Business Combination Agreement and the Transactions, (b) consummate the sponsor Class B Share Forfeitures and the sponsor Warrant Forfeiture in accordance with the Business Combination Agreement and (c) make a cash payment of $1,000,000 to Greenfire promptly following the Closing.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Agreement, a copy of which is included as Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on December 20, 2022.

Lock-Up Agreement

At the Closing, PubCo, the sponsor and certain Greenfire Shareholders will become parties to a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which, among other things, each of the sponsor and the Greenfire Shareholders party thereto will agree not to effect any sale or distribution of any Equity Securities of PubCo held by any of them during the period beginning on the Closing Date and ending on the earliest of (i) the date that is 180 days after the Closing Date, (ii) the date on which the last reported closing price of a PubCo Common Share equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing at least seventy-five (75) days after the Closing Date and (iii) the date on which PubCo completes a liquidation, merger, amalgamation, arrangement, share exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their shares of capital stock for cash, securities or other property.

Investor Rights Agreement

At the Closing, PubCo, the sponsor, the other holders of SPAC Class B Shares, the Transaction Financing Investors and certain Greenfire Shareholders will become parties to an Investor Rights Agreement, pursuant to which, among other things, (a) each of the sponsor, the Transaction Financing Investors and such Greenfire Shareholders will be granted certain registration rights with respect to their respective PubCo Common Shares and (b) the sponsor will be granted certain board representation rights with respect to PubCo’s board of directors, in each case, on the terms and subject to the conditions set forth therein. Pursuant to the Investor Rights Agreement, the sponsor will have the right to designate one director for appointment to the PubCo Board following the Closing, which director will be in the class of directors up for reelection at the third annual shareholder meeting of PubCo.

Investor Support Agreements

Concurrently with the execution of the Business Combination Agreement, MBSC entered into Investor Support Agreements with holders of a majority of MBSC’s outstanding public SPAC Warrants, pursuant to which, among other things, such warrant holders agreed to vote all of the SPAC Warrants currently held by them in favor of any amendment to the terms of the SPAC Warrants solely to amend the terms of the SPAC Warrants together with any amendments required to give effect thereto such that all of the SPAC Warrants shall be exchanged for $0.50 per whole SPAC Warrant upon the Closing.

Supplemental Warrant Agreement

In accordance with the terms of the Company Warrant Agreement, as amended by the Supplemental Warrant Agreement: (a) a certain number of Company Bond Warrants shall be deemed to be cancelled in exchange for a cash payment from Greenfire equal to the pro rata share of the Cash Consideration payable to holders of Company Bond Warrants as determined in accordance with the Supplemental Warrant Agreement; following which (b) each remaining Company Bond Warrant shall be deemed to be exercised for Greenfire Shares pursuant to the terms of the Company Warrant Agreement as amended by the Supplemental Warrant Agreement, and each former holder of Company Bond Warrants shall, following the Amalgamation, receive PubCo Common Shares as determined in accordance with the Supplemental Warrant Agreement.

The Business Combination Agreement, the form of Subscription Agreement, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the form of Investor Support Agreement and the Supplemental Warrant Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about MBSC, Greenfire or their respective affiliates. The representations, warranties, covenants and agreements contained in the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement and the other documents related thereto were made only for purposes of the Transactions as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, the Subscription Agreements, the Greenfire Shareholder Support Agreement, the Sponsor Agreement, the Investor Support Agreements and the Supplemental Warrant Agreement, as applicable, which subsequent information may or may not be fully reflected in MBSC’s public disclosures.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from March 25, 2021 (inception) through December 31, 2022 were the search for a target company for a Business Combination and activities in connection with the Greenfire Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We expect to generate non-operating income in the form of dividend and interest income on cash and marketable securities held in trust account after the Initial Public Offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, we had a net loss of $868,561, which consists of the operating and formation costs of $2,791,936, change in fair value of forward purchase agreement liability of $338,517, initial loss on subscription purchase agreement liability of $1,224,602, change in fair value of subscription purchase agreement liability of $101,013, and income tax provision of $900,665, offset by interest earned on marketable securities held in trust account of $3,827,114, dividend on cash and marketable securities held in trust account of $100,146, and unrealized gain on marketable securities held in trust account of $560,912.

For the period from March 25, 2021 (inception) through December 31, 2021, we had a net loss of $558,358, which consists of operating and formation costs of $562,058 and income tax provision of $1,600, offset by unrealized gain on marketable securities held in the trust account of $5,300.

Liquidity and Going Concern

On October 26, 2021, we consummated the Initial Public Offering of 30,000,000 Units at a price of $10.00 per Unit, which includes the partial exercise by the underwriters of the over-allotment option to purchase an additional 3,900,000 Units, generating gross proceeds of $300,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 7,526,667 private placement warrants at a price of $1.50 per private placement warrant in a private placement to our sponsor, generating gross proceeds of $11,290,000.

Following the Initial Public Offering, the partial exercise of the over-allotment option by the underwriters’ and the sale of the Private Placement Warrants, a total of $303,000,000 (including $3,000,000 from the proceeds of the Private Placement Warrants) was placed in the Trust Account and we had an initial amount of $1,524,547 of cash held outside of the Trust Account, after payment of costs (other than $14,280,000 of deferred underwriting fees) related to the Initial Public Offering, and available for working capital purposes. We incurred approximately $20,634,000 in transaction costs, including $5,220,000 of underwriting fees, $14,280,000 of deferred underwriting fees and approximately $1,134,000 of other offering costs.

For the year ended December 31, 2022, cash used in operating activities was $1,684,498. Net loss for the year ended December 31, 2022 was $868,561 and was affected by change in fair value of forward purchase agreement liability of $338,517, initial loss on subscription purchase agreement liability of $1,224,602, change in fair value of subscription purchase agreement liability of $101,013, and changes in operating assets and liabilities, which provided $1,907,957 of cash from operating activities, offset by interest on marketable securities held in trust account of $3,827,114, dividend on cash and marketable securities held in trust account of $100,146, and unrealized gain on marketable securities held in trust account of $560,912.

For the period from March 25, 2021 (inception) through December 31, 2021, cash used in operating activities was $986,745. Net loss for the period from March 25, 2021 (inception) through December 31, 2021 was $558,358, unrealized gain on marketable securities held in trust account of $5,300, and changes in operating assets and liabilities used $423,087 of cash from operating activities.

As of December 31, 2022, we had cash and marketable securities held in the trust account of $306,523,972. We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account to complete our Business Combination. We may withdraw interest to pay franchise and income taxes and for working capital purposes. During the year ended December 31, 2022, the Company withdrew $2,666,000 of dividend and interest income from the Trust account for working capital and to pay taxes. There were no withdrawals made during the year ended December 31, 2021. Of this amount, $1,650,000 was utilized as payment for the extension fee during the year ended December 31, 2022. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2022, we had cash of $497,693 outside of the trust account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the sponsor, an affiliate of the sponsor, or our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The loans would be repaid upon consummation of a Business Combination, without interest.

An affiliate of the sponsor paid $192,374 of expenses on behalf of the Company prior to the Initial Public Offering. Such advances were to be repaid by the Company out of funds held outside the trust account and were repaid on March 30, 2022. As of December 31, 2022 and 2021, there were $19,477 and $192,374 outstanding balance under due to related parties, respectively.

Our assessment of going concern considerations was made in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” We have incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. We expect that we will need to raise additional funds in order to meet the expenditures required for operating our business, pay our existing liabilities and pay for the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination. Additionally, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our public shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our Business Combination. If we are unable to complete our Business Combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations. These conditions raise substantial doubt about our ability to continue as a going concern one year from the date of our financial statements are issued.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non- financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The underwriters are entitled to a deferred fee of $0.45 per Unit issued at our initial public offering and $0.65 per Unit issued upon exercise by the underwriters of their overallotment option, or $14,280,000 in the aggregate. The deferred fee will be waived by the underwriters in the event that we do not complete a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have not identified any critical accounting estimates, other than the following.

Derivative Liabilities

Forward purchase agreement and subscription purchase agreement are accounted for as liabilities in accordance with Accounting Standards Codification (“ASC”) Topic 815, “Derivatives and Hedging”, and presented as derivative liabilities on the December 31, 2022 and 2021 balance sheets. The derivative liabilities were measured at fair value at inception and on a recurring basis, which changes in fair values are presented within change in fair value of derivative liabilities in the statements of operations. In order to capture the market conditions associated with the forward purchase agreement and subscription purchase agreement derivative liabilities, the Company engaged third-party valuation firm to conduct valuation on these derivative liabilities using Probability Weighted Expected Return Method (“PWERM”). PWERM is a multistep process in which value is estimated on the probability-weighted present value of various future outcomes. Future security value under each scenario is estimated. Each outcome and related security values are weighted based on the probability of the outcome occurring. The security values are discounted back to the valuation date using appropriate discount rate.

The key inputs used for forward purchase agreement liability were as follow:

	December 31, 2022	December 31, 2021
Probability of business combination	90%	100%
Underlying common stock price	$10.14	$9.87
Cash flow discount rate	3.99%	0.08%
Unit purchase price	10.00	10.00
Estimated maturity date	06/20/2023	6/14/2022
Probability of forward purchase agreement being utilized	0%	0%

The key inputs used for subscription purchase agreement liability were as follow:

	December 14, 2022 (Initial Measurement)	December 31, 2022
Probability of business combination	90%	100%
Underlying common stock price	$10.10	$10.14
Cash flow discount rate	4.68%	3.99%
Unit purchase price	10.10	10.10
Estimated maturity date	06/20/2023	6/20/2023
Probability of forward purchase agreement being utilized	0%	0%

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

CERTIFICATE OF THE COMPANY

DATED: December 28, 2023

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities previously issued by the issuer as required by the securities legislation of the province of Alberta.

Per:	(signed) “Robert Logan”	Per:	(signed) “Tony Kraljic”
	Robert Logan		Tony Kraljic
	President and Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

Per:	(signed) “Julian McIntyre”	Per:	(signed) “William Derek Aylesworth”
	Julian McIntyre		William Derek Aylesworth
	Director		Director

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